Form 20-F
period 2024-12-31
Brazil Potash Corp.
filed 2025-03-28
CIK 1472326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from      to

Commission File No.: 001-42423

BRAZIL POTASH CORP.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Ontario, Canada	198 Davenport Road Toronto, Ontario, Canada Tel: +1 (416) 309-2963
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Matthew Simpson

Chief Executive Officer

+1 (416) 309-2963

info@brazilpotash.com

198 Davenport Road

Toronto, Ontario, Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Common shares, no par value	GRO	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 38,403,737 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

Auditor firm Id: 1930       Auditor name: MNP LLP     Auditor location: Mississauga, Canada

i

ii

INTRODUCTION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless the context otherwise requires or otherwise states, references to “Brazil Potash”, our “Company”, “we”, “us”, “our”, and similar references refer to Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada, and its subsidiaries.

Our Company’s functional currency and reporting currency is the U.S. dollar, the legal currency of the United States (“USD”, “US$” or “$”). Our subsidiary in Brazil, Potássio do Brasil Ltda., determines its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. is the Brazilian real (“R$”). The functional and presentation currency of the Company in this Annual Report, is the U.S. dollar.

Financial Information

Our fiscal year ends on December 31 of each year as does our reporting year. Our audited consolidated financial statements were prepared in accordance with IFRS® Accounting Standards issued by the International Accounting Standards Board (“IASB”) and IFRIC® Interpretations of the IFRS Interpretations Committee, and audited in accordance with auditing standards generally accepted in the United States of America established by the Public Company Accounting Oversight Board (which we refer to as the “PCAOB”).

Rounding

Certain figures and some percentages included in this Annual Report have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this Annual Report may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

Reverse Stock Split and Share Consolidation

In July 2024, our board of directors and our stockholders approved a reverse stock split and share consolidation of our Common Shares in a range of up to five for one, which reverse stock split and share consolidation was effected on October 18, 2024 in a reverse stock split ratio of 4-for-1 (which we refer to as the “Reverse Stock Split and Share Consolidation”). The Reverse Stock Split and Share Consolidation combined each four outstanding Common Shares into one Common Share. Any fractional shares resulting from the Reverse Stock Split and Share Consolidation were rounded down to the nearest whole Common Share, and no cash or other consideration was paid in lieu of any fractional shares. All references to our Common Shares, common share purchase warrants, stock options, deferred share units, restricted stock units, share data, per share data, and related information in this Annual Report have been retroactively adjusted, where applicable, to reflect the Reverse Stock Split and Share Consolidation as if it had occurred at the beginning of the earliest period presented.

Mineral Disclosure

As used in this Annual Report, references to the “Technical Report” are to the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022) with respect to our potash mining project located in the Amazon potash basin near the city of Autazes (which we refer to as the “Autazes Project”), which was prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH (which we refer to as “ERCOSPLAN”) in accordance with the requirements of subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations (which we refer to as the “SEC Mining Modernization Rules”) under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), which governs disclosure for registrants with material mining operations. Certain numeric values describing the Autazes Project disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States. A summary of the Technical Report is incorporated in this Annual Report by reference to Exhibit 96.1 to our registration statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024.

Additionally, on November 27, 2024, we filed a prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec, in connection with the initial public offering of our Common Shares in Canada. As part of this filing process, ERCOSPLAN has also prepared the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022) with respect to the Autazes Project, which was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (which we refer to as “NI 43-101”), and was filed with Canadian securities regulatory authorities in accordance with NI 43-101. NI 43-101 is an instrument, developed by the Canadian Securities Administrators and administered by the provincial and territorial securities commissions in Canada, that governs how issuers in Canada publicly disclose scientific and technical information about their mineral projects.

Glossary of Technical Terms

The following are abbreviations and definitions of certain terms used in this Annual Report, which are commonly used in the potash mining industry:

“KCI”	Potassium Chloride

“MOP”	Muriate of Potash

“NI 43-101”	National Instrument 43-101—Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators

“ROM”	Run-of-mine

“Scope 1 GHG Emissions”	Direct greenhouse gas (GHG) emissions that occur from sources that are controlled or owned by an organization (e.g., emissions associated with fuel combustion in boilers, furnaces, vehicles)

“Scope 2 GHG Emissions”	Indirect greenhouse gas (GHG) emissions associated with an organization’s purchase of electricity, steam, heat, or cooling. Although Scope 2 GHG Emissions physically occur at the facility where they are generated, they are accounted for in the organization’s GHG inventory because they are a result of the organization’s energy use.

“Scope 3 GHG Emissions”

Greenhouse gas (GHG) emissions that are the result of activities from assets not owned or controlled by the organization, but that the organization indirectly impacts in its value chain. Scope 3 GHG Emissions include all sources of GHG emissions not within the organization’s Scope 1 GHG Emissions and Scope 2 GHG Emissions. Scope 3 GHG Emission sources include emissions both upstream and downstream of the organization’s activities.

Scope 3 GHG Emissions, also referred to as value chain GHG emissions, often represent the majority of an organization’s total GHG emissions.

“SEC Mining Modernization Rules”	Subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations under the Securities Act of 1933, as amended.

“Technical Report”

The Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022), prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH in accordance with the requirements of the SEC Mining Modernization Rules.

A summary of the Technical Report is incorporated in this Annual Report by reference to Exhibit 96.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024.

Definitions under the SEC Mining Modernization Rules

In this Annual Report, we use the following defined terms from the SEC Mining Modernization Rules:

“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable Modifying Factors together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable (which term, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Pre-Feasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a Feasibility Study is higher than the confidence level in the results of a Pre-Feasibility Study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a Feasibility Study.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the Modifying Factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

“Initial Assessment” means a preliminary technical and economic study of the economic potential of all or parts of the mineralization to support the disclosure of Mineral Resources. An Initial Assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An Initial Assessment is required for disclosure of Mineral Resources, but cannot be used as the basis for disclosure of Mineral Reserves.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Probable Mineral Reserve or to a Proven Mineral Reserve.

“Mineral Reserve” means an estimate of tonnage and grade or quality of Indicated Mineral Resources and Measured Mineral Resources that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of an Indicated Mineral Resource or Measured Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral Resource” means a concentration or occurrence of a material economic interest in or on the Earth’s crust, in such form, grade or quality, and quantity, that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Modifying Factors” mean the factors that a Qualified Person must apply to Indicated Mineral Resources and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A Qualified Person must apply and evaluate Modifying Factors to convert Indicated Mineral Resources or Measured Mineral Resources to Probable Mineral Reserves or Proven Mineral Reserves. Modifying Factors include, but are not restricted to: mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, compliance, plans, negotiations, or agreements with local individuals or groups, and governmental factors. The number, type and specific characteristics of the Modifying Factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

“Pre-Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing. A Pre-Feasibility Study includes a financial analysis based on reasonable assumptions (which are based on appropriate testing) about the Modifying Factors, and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated Mineral Resources or Measured Mineral Resources may be converted to Probable Mineral Reserves or Proven Mineral Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A Pre-Feasibility Study is less comprehensive and results in a lower confidence level than a Feasibility Study. A Pre-Feasibility Study is more comprehensive and results in a higher confidence level than an Initial Assessment.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and, in some cases, a Measured Mineral Resource.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Resource can only result from conversion of a Measured Mineral Resource.

“Qualified Person” is an individual who is: (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must: (i) be either: (a) an organization recognized within the mining industry as a reputable professional association, or (b) a board authorized by U.S. federal or state or foreign statute to regulate professionals in the mining, geoscience or related field; (ii) admit eligible members primarily on the basis of their academic qualifications and experience; (iii) establish and require compliance with professional standards of competence and ethics; (iv) require or encourage continuing professional development; (v) have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and (vi) provide a public list of members in good standing.

Market and Industry Data

This Annual Report contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this Annual Report due to a variety of factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this Annual Report. These and other factors could cause results to differ materially from those expressed in the forecasts and projections. For the avoidance of doubt, nothing stated in this paragraph operates to relieve our Company from liability under applicable securities laws for any misrepresentation contained in this Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target”, “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

•	our ability to achieve profitability in the future;

•	our ability to obtain the necessary permits and licenses for the Autazes Project, and the timing and possible outcome of pending regulatory and permitting matters;

•	proposed expenditures for exploration work, and general and administrative expenses;

•	the development and construction of the Autazes Project;

•	maintaining rights of access to, including successfully acquiring, leasing, purchasing and/or obtaining rights to occupy, the land for the development and operation of the Autazes Project;

•	our capital requirements and need for additional financing, and our ability to raise additional capital;

•	the estimated results of planned development, mining and production activities;

•	the estimated results of our GHG Emissions Analysis (as defined herein);

•	the supply and demand of potash;

•	general economic and financial conditions;

•	governmental regulation of mining operations and related matters;

•	our prospects, strategies, and business objectives and milestones; and

•	industry trends

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this Annual Report under the headings “Item 3.D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 4.B. Business Overview”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this Annual Report include:

•	the need for significant capital resources for the development and construction of the Autazes Project;

•	the cost, timing, and results of our future development, mining and production activities;

•	our ability to obtain the necessary permits and licenses for the Autazes Project, including that, once obtained, such permits and licenses may be terminated or not renewed by governmental authorities;

•	our ability to maintain rights of access to, including to successfully acquire, lease, purchase and/or obtain rights to occupy, the land for the development and operation of the Autazes Project;

•	issues with the urban areas, rural communities, and indigenous communities which surround our operations and the procedures required for their prior consultation;

•	our ability to manage our development, growth and operating expenses;

•	our lack of operating history on which to judge our business prospects and management;

•	the possible material differences between our estimates of Mineral Reserves and the mineral quantities we will actually recover;

•	lower than expected metallurgical assumptions;

•	mining industry operational risk, such as operator errors, mechanical failures and other accidents, including risks relating to tailings impoundments;

•	environmental, social and governance impacts and risks with respect to the development and operation of the Autazes Project;

•	availability of capable labor near the mine of the Autazes Project;

•	our ability to compete and succeed in competitive potash mining industry;

•	our ability to raise capital and the availability of future financing;

•	changes in Brazilian and international governmental and regulatory policies that apply to our operations;

•	fluctuations in the currency exchange rate between the U.S. dollar or Canadian dollar and the Brazilian real;

•	the risks and uncertainties relating to Brazilian and international economic and political conditions;

•	adverse weather conditions, including those as a result of climate change;

•	possible material differences between the estimates in our GHG Emissions Analysis and the GHG that we will actually produce in connection with our future operations at the Autazes Project; and

•	potential delays in the different developmental and operational phases of the Autazes Project.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Annual Report. The forward-looking statements contained in this Annual Report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Annual Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Annual Report speaks only as of the date of this Annual Report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. In such case, the trading price of our Common Shares would likely decline, and you may lose all or part of your investment. These risk factors include, but are not limited to:

•	We are an exploration and development company, and there is no guarantee that the Autazes Project will result in the commercial extraction of potash.

•	The commencement of our mining operations for the Autazes Project is subject to various risks.

•	Significant long-term changes in the agriculture space could adversely impact our business.

•	Our ability to raise additional financing may be affected by global market conditions that we do not control and cannot predict.

•	Shifting global dynamics may result in a prolonged agriculture downturn.

•	We are subject to various levels of political, economic and other risks and uncertainties associated with operating in Brazil.

•

We do not currently have an operating mine, and the development of the Autazes Project into an active mining operation is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.

•	The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Autazes Project could adversely impact our development of the Autazes Project.

•

Governmental regulations, including mining and environmental laws, regulations and other legislation, may increase our costs of doing business, restrict our operations, or result in the imposition of fines, the revocation of permits, or the shutdown of our facilities.

•	Our business is highly dependent on the market demand for and prices of the potash we plan to mine and produce, which are both cyclical and volatile.

•

Our estimates of potash ore resources and reserves may be materially different from the quantities of potash we actually recover, and market price fluctuations and changes in operating and capital costs may render certain potash ore reserves uneconomical to mine.

•	Mining operations involve inherent risks and uncertainties, some of which are not insurable.

•	The potash mining industry is highly competitive.

•	Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

•	We have no history of mining operations on which to judge our business prospects and management, and may never achieve active potash production.

•	We have a history of negative operating cash flows and net losses, and we have never achieved and may never achieve or sustain profitability.

•	Our financial situation creates substantial doubt whether we will continue as a going concern.

•	We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

•	We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project.

•	Our development depends on our management members and other key personnel and skilled labor, and our ability to attract, hire, train and retain them.

•	Conflicts of interest may exist between us and certain of our directors and executives.

•

Our executives, directors, major shareholders, and their respective affiliates exercise significant control over us, which may limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

•	As a “foreign private issuer”, we will have different disclosure and reporting requirements than U.S. domestic issuers, which could limit the information publicly available to our shareholders.

•

Because we are a corporation incorporated in Ontario, Canada, and all of our directors and executives, as well as the experts named in this Annual Report, reside outside of the United States, it may be difficult for investors in the United States to enforce civil liabilities against our Company, our directors, our executives, or such experts. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors, our executives, or such experts residing outside of Canada.

•

We believe that we will likely be classified as a passive foreign investment company for U.S. federal income tax purposes for the current taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. Holder.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to reporting companies that make filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For so long as we remain an emerging growth company, we will not be required to, among other things:

•

present more than three years of audited financial statements and three years of related management’s discussion and analysis of financial condition and results of operations disclosure in a registration statement of which a prospectus forms a part;

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report to provide additional information about the audit and our financial statements (i.e., an auditor discussion and analysis);

•	disclose certain executive compensation related items; and

•	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to us as a foreign private issuer.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report, and expect to continue to report, under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such accounting standards is required by the IASB.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (ii) the last day of the first fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “foreign private issuer” under the Exchange Act and will report in accordance with the rules and regulations applicable to a “foreign private issuer”. As a foreign private issuer, we take advantage of certain provisions under the rules that allow us to follow the laws of the Province of Ontario for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events;

•	the rules under the Exchange Act requiring U.S. domestic public companies to issue financial statements prepared under U.S. GAAP; and

•	Regulation Fair Disclosure (also known as “Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we will have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, our executive officers, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i) the majority of our executive officers or directors are U.S. citizens or residents;

(ii) more than 50% of our assets are located in the United States; or

(iii) our business is administered principally in the United States.

In this Annual Report, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this Annual Report may be different than the information you may see in other public companies’ annual reports in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Risks Related to our Business

We are an exploration and development company, and there is no guarantee that the Autazes Project will result in the commercial extraction of potash.

The Autazes project has not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Accordingly, we do not expect to realize profits in the short term, and we also cannot assure you that we will realize profits in the medium to long term or ever. Any profitability in the future from our business will be dependent upon further development of the Autazes Project, which is subject to various risks.

The exploration and development of potash ore involves a high degree of financial risk over a significant period of time. There is no guarantee that current development plans will result in profitable commercial mining operations. The profitability of our operations will be, in part, related to the cost and success of our development plans, which may be affected by several factors. Additional expenditures are required to construct, complete and install mining and processing facilities for the Autazes Project.

Additionally, projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will ever be able to develop and produce potash from a commercially viable mine on the Autazes Property, or achieve or sustain profitability. Items such as future estimates of reserves or operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, as well as the Technical Report. Our prospects must be considered in light of the risks encountered by mining companies in the early stage of project development. Actual operating costs and economic returns from our mining operations once they have commenced may materially differ from our estimated operating costs and economic returns, and accordingly, our results of operations, cash flows, and financial condition may be materially and adversely affected.

The commencement of our mining operations for the Autazes Project is subject to various risks.

Our level of profitability, if any, in future years will depend to a great degree on prices of potash set by global markets and whether the Autazes Project can be brought into production. Whether we can commence our mining operations depends on a number of factors, including, but not limited to:

•	the willingness of lenders and investors to provide project financing;

•	the particular attributes of the potash deposit on the Autazes Property, such as its grade;

•	prices for potash;

•	mining, processing and transportation costs;

•	labor costs; and

•

governmental regulations, including, without limitation, regulations relating to prices, taxes, land use, protection of local indigenous communities, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The exact effect of these factors cannot be accurately predicted, but any of these factors on their own or a combination of these factors may materially and adversely affect our results of operations, financial condition, and prospects.

Significant long-term changes in the agriculture space could adversely impact our business.

The agricultural landscape is evolving at an increasingly fast pace as a result of various factors, including farm and industry consolidation, agricultural productivity and development, and climate change. Farm consolidation in developed markets has been ongoing for decades and is expected to continue as farmer demographics shift and advancements in innovative technology and equipment enable farmers to manage larger operations to create economies of scale in a lower-margin, more capital-intensive environment, which will also provide such consolidated agricultural entities with more bargaining power in connection with their purchases of potash. The advancement and adoption of technology and digital innovations in agriculture and across the value chain have increased and are expected to further accelerate as farmer demographics shift and pressures from consumer preference and governments evolve. The development of seeds that require less crop nutrients, development of full or partial substitutes for potash, or developments in the application of crop nutrients such as improved nutrient use or efficiency through use of precision agriculture could also emerge, all of which have the potential to adversely affect the demand for potash and our results of operations.

Additionally, increased consolidation in the crop nutrient industry has resulted in greater resources dedicated to expansion and research and development opportunities, leading to increased competition in advanced product offerings and innovative technologies. Some of our competitors have greater total resources or are state-supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities.

These factors as well as others (such as changes in dietary habits) could adversely affect long-term demand for our products and services, and materially and adversely affect our results of operations, financial condition, and prospects.

Our ability to raise additional financing may be affected by global market conditions that we do not control and cannot predict.

In order for us to complete the development and construction of the Autazes Project and commence commercial extraction of potash, we will need to raise additional financing in the future, which may include additional equity and/or debt financings. Recent global financial conditions, however, have been characterized by increased volatility, and access to public financing, particularly for exploration and development companies, has been negatively impacted. These conditions may affect our ability to obtain equity or debt financing in the future on terms favorable to us or at all. If such conditions continue, we may not be able to complete the development and construction of the Autazes Project, and our business and prospects could be materially and adversely impacted.

Shifting global dynamics may result in a prolonged agriculture downturn.

Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends, could lead to a sustained environment of reduced demand for potash, and/or low commodity prices. The potash market is subject to intense price competition from both domestic and foreign sources, including state-owned and government-subsidized entities which are better able to absorb these shifting dynamics. Potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies, and global trade. Periods of high-demand, high-capacity utilization, and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and capacity utilization and realized selling prices for potash to decline, resulting in possible reduced profit margins. Competitors and potential new entrants in the market for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions, or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity.

We are impacted by global market and economic conditions that could adversely affect demand for crop nutrients, or increase prices for, or decrease availability of, raw materials and energy necessary to produce potash. This includes the relative value of the U.S. dollar and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, and other regulatory policies of foreign governments, trade wars and measures taken by governments which may be deemed protectionist, as well as the laws and policies affecting foreign trade and investment. Furthermore, some customers require access to credit to purchase potash, and a lack of available credit to customers in one or more countries, due to this deterioration, could adversely affect demand for crop nutrients as there may be an inability to replenish inventories in such conditions. We currently do not intend to provide credit to customers in connection with their purchases of potash from us, however, certain of our competitors may do so, and customers may choose to purchase potash from such competitors for this reason.

We are subject to various levels of political, economic and other risks and uncertainties associated with operating in Brazil.

The Autazes Project and the Autazes Property are located in Brazil, and, as a result, our operations are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to:

•	fluctuations in currency exchange rates, restrictions on foreign exchange, currency controls, and currency remittance;

•	price controls;

•	import or export controls;

•	high rates of inflation;

•	labor unrest;

•	community relations;

•	renegotiation or nullification of existing concessions, licenses, permits, applications and contracts;

•	expropriation and nationalization;

•	illegal mining;

•	tax disputes and changes in tax policies;

•	governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction;

•	changing political conditions, including corruption;

•	terrorism and hostage taking; and

•	risks of war or civil unrest, including military repression.

Changes, if any, in mining or investment policies or shifts in political attitudes in Brazil may adversely affect our operations. We may become subject to local political unrest or poor community relations that could have a debilitating impact on our operations and could result in damage to site infrastructure and injury to personnel. Additionally, our planned operations may be affected to varying degrees by government regulations with respect to, among other things, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety. Any failure by us to comply with applicable laws, regulations and local practices may result in loss, reduction or expropriation of entitlements, and enforcement actions, including corrective measures requiring capital expenditures, installing of additional equipment, increasing security at the site, or other remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage as a result of mining activities, and may have administrative, civil or criminal fines or penalties imposed for violations of applicable laws or regulations, which may materially and adversely affect our results of operations, financial condition, and prospects.

Furthermore, on October 31, 2022, Luiz Inácio “Lula” da Silva (“President Lula”) was elected as the next president of Brazil with a four-year term commencing in January 2023. As part of President Lula’s electoral campaign, he made public statements regarding being committed to stopping illegal mining, but was also supportive of legal, permitted mining in Brazil. Nonetheless, it is difficult to predict how President Lula’s new term will affect Brazil’s mining industry and regulatory regime at this time. In the event that President Lula determines to pass more stringent regulations on Brazil’s mining industry, our business and prospects could be materially and adversely impacted. Future elections and potential change of governments, both at the federal and state level, could result in new administrations with different views towards the mining industry, which could adversely affect our business and prospects.

The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations and profitability.

Our business, financial condition and results of operations may be adversely affected by inflation.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, has had significant negative effects on the Brazilian economy. The Brazilian federal government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation, and public speculation about any possible additional actions may also contribute to economic uncertainty in Brazil and weaken investor confidence in Brazil, which may adversely impact our ability to access the capital markets. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could materially and adversely affect our business.

As a result, Brazil may continue to experience high levels of inflation in the future, which may negatively impact domestic demand for our products, result in higher labor, transportation, machinery and raw materials costs, and consequently cause our development, construction, and operating costs for the Autazes Project to be substantially higher than initially estimated. Inflationary pressures may also lead to further government intervention in the economy, including the introduction of government policies that may materially and adversely affect the overall performance of the Brazilian economy, which in turn may limit our ability to obtain additional financing at acceptable interest rates and terms, if at all, and materially and adversely affect our business. In addition, we may not be able to adjust the prices we charge to our customers to offset the effects of inflation on our cost structure.

Our results of operations and financial condition may be materially and adversely affected by currency exchange rate fluctuations.

We are subject to risks related to currency exchange rate fluctuations. Our reporting currency is the dollar of the United States of America, which is exposed to fluctuations against other currencies. Our primary operations are located in Brazil where expenditures and obligations are incurred in the Brazilian real. As such, our results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect our financial position and operating results. We have not undertaken any actions to mitigate transactional volatility in the United States dollar to the Brazilian real at this time. While we may enter into foreign currency forward contracts in the future in order to match or partially offset existing currency exposures, there is no guarantee that such contracts would fully mitigate our currency exposure.

The nature of our business includes risks related to litigation, regulatory and administrative proceedings, including the costs of such proceedings and the potential for damage awards that could materially and adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to various risks related to litigation, including regulatory and administrative proceedings, governmental investigations, tax matters, environmental matters, health and safety matters, labor matters, civil liability claims, tort claims, and contract disputes, among others. Litigation and other proceedings can be inherently costly and unpredictable, making it difficult to accurately estimate the outcome of existing or future litigation. In addition, responding to such claims and defending such actions may be distracting to our management team. Although we establish provisions as we deem necessary in accordance with IFRS, the amount of provisions that we record could vary significantly from any amounts we actually pay, due to the inherent uncertainties and shortcomings in the estimation process. Future litigation costs, settlements or judgments could materially and adversely affect our results of operations and financial condition. Legal proceedings could have a material adverse effect on our ability to conduct our business and on our results of operations and financial condition, through increased litigation costs, settlements or judgements, diversion of resources, distraction of our management team, reputational damage, or otherwise.

Unpredictable events could delay our operations, affect our ability to raise capital, increase our costs and expenses, and seriously harm our future results of operations and financial condition.

Our operations could be subject to unpredictable events, such as extreme weather conditions, acts of God and epidemics, and other natural or manmade disasters, or business interruptions, for which we may not be adequately prepared or self-insured.

We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any such business disruptions could increase our costs and expenses and seriously harm our operations and financial condition. The ultimate impact on us and the potash mining sector of any such business disruptions is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Furthermore, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, cash flows, and financial condition.

Risks Related to Mining

We do not currently have an operating mine, and the development of the Autazes Project into an active mining operation is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.

The Autazes project has not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Mine development is highly speculative in nature, involves many risks and uncertainties, and is frequently unsuccessful. First, mineral exploration must be performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Resources, assess amenability of the deposit to mining and processing scenarios, and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the project may change adversely. Even if mineralization is discovered, that mineralization may not be economic to mine. A significant number of years, studies, and substantial expenditures are required to establish economic mineralization in the form of Proven Mineral Reserves and Probable Mineral Reserves, to determine processes to extract the metals, to obtain the rights to the land and the resources (including capital) required to develop the mining operation, and to construct mining and processing facilities.

Additionally, whether developing an operating mine at the Autazes Project is economically feasible will depend upon numerous additional factors, most of which are beyond our control, including the availability and cost of required development capital, movement in the price of potash, as well as obtaining all necessary consents, permits and approvals for the development of the mine. The economic feasibility of development projects is based upon many factors, including the accuracy of Mineral Resource and Mineral Reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and commodity prices, which are highly volatile. Development projects are also subject to the successful initial completion and any required subsequent updating of the Technical Report. Any of these factors and uncertainties may result in us being unable to successfully develop a commercially viable operating mine.

The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Autazes Project could adversely impact our development of the Autazes Project.

Under our current development plan for the Autazes Project, we intend to own, lease, have rights of access to or have rights to occupy, through Potássio do Brasil Ltda., 39 rural properties on which the facilities and infrastructure for the Autazes Project will be located. We currently have rights of access to 24 rural properties consisting of a total area of approximately 5.4 square miles, which include the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. We intend to conduct administrative land regularization proceedings with applicable Brazilian governmental agencies (such as the Brazilian National Institute of Rural Settlement and Agrarian Reform, the Brazilian Ministry of Industry and Trade, and other agencies), the purpose of which is to acquire ownership of these 24 properties. As of the date of this Annual Report, we have not yet commenced any land regularization proceedings, which will generally be conducted in accordance with Opinion CGU/AGU (as more fully described in “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Ownership of Land”). There is no guarantee that such applicable Brazilian governmental agencies will issue administrative decisions approving our acquisition and ownership of such properties on a timely basis or at all, as our acquisition of properties in Brazil will depend on us following the applicable legal procedures and meeting the required legal standards, which will be assessed by such applicable Brazilian governmental agencies within an uncertain timeline. See also “—Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons” below and “Item 4.B. Business Overview—Foreign Investment Restrictions and Control—Foreign Investment Restrictions.”

Additionally, in March, April and May 2024, we entered into agreements to lease, for a term of six years, the remaining 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of our dry stacked tailings piles (see also “Item 4.B. Business Overview —Foreign Investment Restrictions and Control—Foreign Investment Restrictions”). Each of these lease agreements also provides us with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. However, there can be no assurance that we will exercise such right of first refusal options, or otherwise acquire the remaining land at a price or on terms favorable to us, or at all. To the extent we are unable to exercise the right of first refusal options for, or otherwise do not purchase, the 15 remaining properties, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement”, the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court. However, the process to obtain such mining easements can be costly and time consuming. There can be no guarantee that, despite having the right to obtain such mining easements in order to carry on our planned mining activities, we will be able to do so in a cost-and time-efficient manner. Even if any mining easements are granted to us by the Brazilian National Mining Agency, we still need to negotiate a satisfactory arrangement and indemnification amount with the owner of the servient property. Furthermore, in circumstances where no agreement can be reached, we may need to rely on a court to determine such indemnification amount, the outcome of which cannot be predicted with any certainty. Our inability to secure regular access to areas where we currently plan to construct certain of our facilities and infrastructure, such as our two planned tailings piles, could materially and adversely affect our timing, cost, or overall ability to develop and construct the Autazes Project.

If we fail to acquire the 24 properties to which we currently have rights of access, or renew the lease agreements for, or acquire, the remaining 15 properties that we currently lease, we may be forced to find replacement sites for our facilities at the Autazes Project, which sites may be less convenient or difficult to access, which in turn would increase the time and/or costs to develop and construct the Autazes Project, decrease productivity at the Autazes Project once operational, and adversely affect our business, results of operations, and financial condition.

Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons.

Pursuant to applicable Brazilian laws and regulations, including Decree No. 74965/1974, Opinion CGU/AGU dated as of August 23, 2010, issued by the General Counsel of the Federal Government Office of Brazil (which we refer to as “Opinion CGU/AGU”), foreign individuals and foreign legal entities are subject to restrictions on the acquisition or lease of rural properties in Brazil. Such restrictions also apply to Brazilian legal entities controlled by foreign investors or with the majority of their capital stock held by foreign investors, such as in the case of Potássio do Brasil Ltda., our operating subsidiary. As such, our future ownership and/or possession of any rural properties in Brazil may be subject to legal challenges, and our operations at the Autazes Project may be impaired due to such restrictions on the acquisition or lease of rural properties.

The legality of Opinion CGU/AGU has been, and is currently being, challenged, however, prior challenges to Opinion CGU/AGU have been unsuccessful. Under current Brazilian laws and regulations, a foreign investor may only acquire or lease rural property in Brazil, in compliance with Opinion CGU/AGU, if certain conditions are met, including, among others, that (i) foreign investors obtain approvals from the Brazilian National Institute of Rural Settlement and Agrarian Reform and from the applicable Ministries; (ii) the aggregate amount of rural property held by a foreign investor does not exceed 25% of the total surface area of the municipality in which such property is located; (iii) the acquisition of areas in excess of 100 indefinite exploitation modules will be subject to prior approval by the Brazilian Congress; (iv) the acquisition must be formalized by means of a public deed of sale and purchase; and (v) the acquisition of rural properties located at or near Brazil’s border areas is subject to the fulfilment of additional requirements, such as the prior authorization by the Brazilian National Defense Council. Pursuant to these laws and regulations, any agreements relating to the acquisition, lease, purchase or direct or indirect ownership or possession of rural properties by foreign individuals or entities, as well as any agreements relating to corporate changes which might imply indirect acquisition or lease of rural properties by foreign individuals or entities, may be considered null and void. Thus, our future ownership and/or possession of any rural properties in Brazil could be subject to legal challenges and/or be considered null, any of which could result in a material adverse effect on our business, results of operations, financial condition, and cash flows.

Governmental regulations, including mining and environmental laws, regulations and other legislation, may increase our costs of doing business, restrict our operations, or result in the imposition of fines, the revocation of permits, or the shutdown of our facilities.

Our exploration and development activities are, and, once commenced, our mining operations will be, subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection (including plant and animal species), mining taxes, and labor standards. In order for us to carry out our activities and operations, our various permits and licenses, including the Mining Concession, must be obtained and kept current. There is no guarantee that our permits and licenses, including the Mining Concession, will be granted, or that once granted, will be maintained and extended. Additionally, the terms and conditions of such licenses or permits, including the Construction Licenses, could be changed, particularly as a result of the May 2024 Civil Lawsuit, and there can be no assurances that any application to renew any existing permits or licenses will be approved. There also can be no assurance that all permits and licenses that we require will be obtainable on reasonable terms, or at all, particularly considering that the May 2024 Civil Lawsuit is still currently pending. Delays or a failure to obtain any such permits or licenses, or a failure to comply with the terms and conditions of any such permits or licenses that we have obtained, including the Construction Licenses, could have a material adverse impact on us.

Additionally, based on our current development plan for the Autazes Project and discussions with relevant governmental authorities, we will be required to contribute approximately $160 million to partially fund the cost of providing the required infrastructure to facilitate the development of the Autazes Project, primarily consisting of the cost of construction of a new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid. Moreover, we will have to obtain and comply with our permits and licenses, including the Construction Licenses and the Mining Concession, that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans, and financial assurances. There can be no assurance that we will be able to fund any such contribution costs or comply with any such conditions, and any non-funding of any such contribution costs or non-compliance with any such conditions may result in the loss of certain of our permits and licenses for the Autazes Project, which may have a material adverse effect on us.

Furthermore, future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on us.

We are subject to extensive environmental laws and regulations.

Our operations are subject to extensive Brazilian federal, state, and local laws and regulations governing environmental protection. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of our operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on us, including the suspension or cessation of our operations.

Our current and future operations, including development and mining activities, are subject to extensive Brazilian federal, state and local laws and regulations governing environmental protection, including regarding the protection of endangered and other special status species and the protection and remediation of mining sites. Activities at the Autazes Property may give rise to environmental damage and create liability for us for any such damage or any violation of applicable environmental laws. To the extent we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy environmental pollution would reduce otherwise available funds and could have a material adverse effect on us. If we are unable to fully remedy an environmental problem, we may be subject to administrative, civil or criminal fines or penalties, and/or be required to suspend operations or enter into compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on our mining project.

We are required to obtain or renew further government permits and licenses for our current development and contemplated future operations, including the respective issuances of the Operational License and the Mining Concession with respect to the Autazes Project. Additionally, we are required to maintain and comply with the terms and conditions of the Construction Licenses. See “Item 4.B. Business Overview—Regulatory Overview—Brazilian Mining Regulations.” Obtaining, reinstating, amending or renewing the necessary Brazilian governmental permits and licenses can be a time-consuming process, potentially involving a number of regulatory agencies, public hearings, indigenous consultations, and costly undertakings by us. The duration and success of our efforts to obtain, amend and renew such permits and licenses are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authorities and staffing shortages at such permitting and licensing authorities. We may not be able to obtain, reinstate, amend or renew permits or licenses that are necessary to advance the development of the Autazes Project or for our contemplated operations, or the cost to obtain, reinstate, amend or renew such permits or licenses may exceed what we believe we can ultimately recover from the Autazes Project mine once in operation. Any unexpected delays or costs associated with the permitting and licensing process could impede the construction and eventual operations of the Autazes Project. In the event that such permits or licenses are not obtained, reinstated, amended or renewed, as applicable, or are subsequently suspended or revoked, we may be curtailed or prohibited from proceeding with our planned development, operational, and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

Additionally, it is possible that future changes in applicable laws, regulations and authorizations or changes in enforcement or regulatory interpretation could have a significant impact on our activities. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond our or our subsidiaries’ financial capabilities. Brazilian authorities may also challenge the jurisdiction for environmental licensing of the Autazes Project, which creates uncertainties on whether the Autazes Project should be licensed by Brazilian federal or state authorities. Brazilian public prosecutors also have influence on those challenges or disputes, including through judicial actions.

We are subject to strict tailings impoundment safety regulations.

Mining companies face inherent risks with respect to their operations of tailings impoundments, which are structures built for the containment of the mining waste, known as tailings, and, as such, we are exposed to such risks. Such risks, if they were to occur, could materially adversely affect our reputation and ability to conduct our operations and expose us to liability, and, as a result, have a material adverse effect on our business, results of operations, and financial condition.

Additionally, the changes in regulation that may occur as a result of recent impoundment failures, such as those that have occurred in Brazil, could increase the time and costs to obtain new licenses or renew existing licenses to build or expand tailings impoundments or to build, operate, inspect, maintain and decommission tailings impoundments, or could require the use of new technologies. New regulations enacted in Brazil during 2020 may also impose more restrictive requirements that may exceed our current standards, including mandated compliance with emergency plans and increased insurance requirements, or require Potássio do Brasil Ltda. to pay additional fees or royalties to operate our planned dry stacked tailings piles. See also “Item 4.B. Business Overview—Environmental, Social and Governance—Environmental—Tailings and Waste Management” for more details regarding our planned dry stacked tailings piles.

We are subject to extensive health and safety laws and regulations.

Our operations are subject to various health and safety laws and regulations that impose various duties on us in respect of our operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We expect to make significant expenditures to comply with the extensive laws and regulations governing mine development, worker safety, and waste disposal, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near the Autazes Project, but there can be no guarantee that these expenditures will ensure our compliance with applicable laws and regulations, and any non-compliance may have a material and adverse effect on us.

Our business is highly dependent on the market demand for and prices of the potash we plan to mine and produce, which are both cyclical and volatile.

Our ability to access the capital required to finance our development activities and our results of operations in the future may be adversely affected by decreased market demand for, and declines in the price of, potash. The market for potash and potash prices are affected by numerous factors beyond our control, such as the sale or purchase of potash by various dealers, increased production due to improved mining and production methods, global and regional supply and demand, production and consumption patterns, central banks and financial institutions, interest rates, currency exchange rate fluctuation, inflation or deflation, speculative activities, government regulations relating to prices, taxes, land use, environmental protection and importing and exporting of minerals, and international political and economic trends, conditions and events. If any of these or other factors continue to adversely affect the price of potash, our ability to access the capital required to finance our development activities and our results of operations in the future may be materially and adversely affected.

In addition, the potash and fertilizer industry in general is intensely competitive and there is no assurance that, even if we commence commercial mining and processing of potash, a market will exist for the profitable sale of our products. Commercial viability of potash deposits may be affected by other factors that are beyond our control, including the particular attributes of the deposit such as its quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, and government legislation and regulations. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in us not receiving an adequate return on invested capital or having the Autazes Project be rendered uneconomic.

Our estimates of potash ore resources and reserves may be materially different from the quantities of potash we actually recover, and market price fluctuations and changes in operating and capital costs may render certain potash ore reserves uneconomical to mine.

Potash Mineral Resource and Mineral Reserve estimates will be based upon estimates made by our personnel and independent geologists and Qualified Persons. These estimates are inherently subject to uncertainty, since they are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revision based on further exploration or development work. The estimates of our potash resources and reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, or other relevant issues. As a result of the foregoing, there may be material differences between the estimated and the actual potash resources and reserves, which may impact the viability of the Autazes Project and have a material impact on our business.

The grade of potash that may ultimately be mined and processed may differ from that indicated by drilling results, and such differences could be material. The quantity and resulting valuation of potash resources and reserves may also vary depending on, among other things, commodity prices (which may render potash resources and reserves uneconomic), cut-off grades applied, and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, and work interruptions. Any material changes in quantity of potash resources and reserves, grade, or stripping ratio may also affect the economic viability of the Autazes Project. Additionally, there can be no assurance that potash recoveries on a small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. To the extent that we are unable to mine and produce our potash as estimated and expected, our business, results of operations, financial condition, and prospects may be materially and adversely affected.

There is no certainty that any of the potash resources or reserves identified on the Autazes Property will be realized, that any anticipated level of recovery of potash will in fact be realized, or that the identified potash resources or reserves will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of potash resources and reserves and related grades must be considered as estimates only, and investors are cautioned that we may ultimately never realize profitable commercial mining production with respect to the Autazes Project.

Mining operations involve inherent risks and uncertainties, some of which are not insurable.

Our business and future operations will be subject to a number of risks and hazards generally, including unexpected equipment failures, accidents resulting from underground mining activities, such as drilling, blasting and removing and processing minerals, unusual or unexpected geological conditions, ground or slope failures, cave-ins, natural phenomena such as inclement weather conditions, floods and earthquakes, adverse environmental conditions, industrial accidents, labor disputes, and changes in the regulatory environment. Such occurrences could result in damage on the Autazes Property or our mining and production facilities, personal injury or death, delays in our ability to undertake future development activities, monetary losses, increased costs, possible legal liability, and the imposition of additional significant environmental and/or health and safety oversight. Additionally, mining regulatory authorities could impose more stringent conditions and requirements in connection with the licensing of our development activities and operations for the Autazes Project.

Although we may maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our results of operations and financial performance.

The potash mining industry is highly competitive.

The potash mining industry is highly competitive in all of its phases, both domestically and internationally. We may be at a disadvantage in competing with other potash mining companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter competition from other potash mining companies in its efforts to hire experienced mining professionals. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Competition could adversely affect our ability to attract necessary funding. Any of the foregoing effects of competition could materially increase project development and construction costs and result in project delays, and even if we successfully develop the Autazes Project, the foregoing effects of competition could subsequently make it unprofitable for us to continue operating and materially and adversely affect us and our business and prospects.

Climate change and changes in climate change regulations could have a material adverse impact on our operations.

Climate change could have an adverse impact on our operations. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the circumstances affecting the Autazes Project. These may include changing average temperatures, changes in rainfall and storm patterns and intensities, water shortages, and changing sea levels. These changes in climate could have a material adverse impact on the cost of development or production on the Autazes Project and adversely affect our operations and financial performance.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance, and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our operating performance, ability to compete, and financial condition. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the potential impacts of climate change as it relates us or other companies in the natural resources industry could harm our reputation.

Climate change and the direct and indirect costs of various existing and proposed GHG regulations may adversely affect our business, operations, and financial results.

Global climate issues continue to attract public and scientific attention. Increasing public, governmental, and investor attention is being paid to global climate issues and to GHG emissions, including emissions of carbon dioxide and methane from the production of potash. The majority of countries across the world, including Brazil and Canada, have agreed to reduce their carbon emissions in accordance with the Paris Climate Accords. We face transition risks and physical risks associated with climate change and climate change policies and regulations.

Foreign and domestic governments continue to evaluate and implement policies, legislation, and regulations focused on restricting GHG emissions and promoting adaptation to climate change and the transition to a low-carbon economy. It is not possible to predict what measures foreign and domestic governments may implement in this regard, nor is it possible to predict the requirements that such measures may impose or when such measures may be implemented. However, international multilateral agreements, the obligations adopted thereunder, and legal challenges concerning the adequacy of climate-related policies brought against foreign and domestic governments may accelerate the implementation of these measures. Given the evolving nature of climate change policies and the control of GHG emissions and resulting requirements, including carbon taxes and carbon pricing schemes implemented by various governmental authorities, it is expected that current and future climate change regulations will have the effect of increasing our operating expenses, and, in the long-term, potentially reducing the demand for potash and related products, resulting in a decrease in our profitability and a reduction in the value of our assets.

More recently, there has been a movement to more directly hold governments and mining and oil and natural gas companies responsible for climate change through climate litigation. Claims have been made against certain energy companies alleging that GHG emissions from mining and oil and natural gas operations constitute a public nuisance under certain laws, or that such energy companies provided misleading disclosure to the public and investors of current or future risks associated with climate change. As a result, individuals, governmental authorities, or other organizations may make claims against us and other mining companies, for alleged personal injury, property damage, or other potential liabilities. While we are not currently a party to any such litigation or proceedings, we could be named in actions making similar allegations in the future. An unfavorable ruling in any such case could adversely affect the demand for and price of our securities, impact our business and operations, and have an adverse impact on our financial condition.

Our facilities and other operations and activities generate GHG emissions, which may require us to comply with federal and/or provincial GHG emissions legislation in Brazil. Climate change policies are evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate its effects. The direct or indirect costs of compliance with GHG related regulations may have a material adverse effect on our business, results of operations, financial condition, and prospects. Our facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions.

Although it is not possible at this time to predict how new laws or regulations in Brazil and/or Canada would impact our business, any such future laws, regulations, or legal requirements imposing reporting or permitting obligations on, or limiting GHG emissions from, our equipment, facilities and operations could require us to incur costs to reduce GHG emissions associated with our operations or to purchase emission credits or offsets, as well as cause delays or restrictions in our ability to permit GHG emissions from new or modified sources. The direct or indirect costs of compliance with these regulations may have a material adverse effect on our business, results of operations, financial condition, and prospects. Given the evolving nature of the discourse related to climate change and the control of GHG emissions and resulting regulatory policies and requirements, it is not possible to predict with certainty the impact on our business, operations, and financial condition.

Adverse weather conditions, natural disasters, crop diseases, pests and other natural conditions could materially and adversely affect agricultural businesses, which in turn could significantly reduce the demand for potash and negatively impact our business.

Agricultural businesses are vulnerable to adverse weather conditions, natural disasters, crop diseases, pest infestations and other natural conditions, including floods, drought and temperature extremes, the effects of which may be influenced and intensified by ongoing global climate change. Unfavorable growing conditions can reduce both crop size and crop quality, and in extreme cases, entire harvests may be lost in some geographic areas. Such adverse conditions can result in increased costs, harvesting delays and/or loss of crops for farmers, which in turn could significantly reduce the demand for potash and materially and adversely impact our business and results of operations.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets and our ability to continue with development, commissioning, and mining activities for the Autazes Project, will depend ultimately on our ability to achieve and maintain profitability, to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable potash, and to develop these into profitable mining activities. We cannot assure you that any ore body that we extract potash from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to replenish our potash reserves for our long-term viability.

Potash reserves data is not indicative of future results of operations, and potash reserves will be depleted as we mine. We intend to use several strategies to replenish and increase our potash reserves, including additional exploration activities, the acquisition of mining concessions, and investing in technology that could extend the life of the Autazes Project mine by allowing us to cost-effectively process run-of-mine potash ore that was previously considered uneconomic. However, we cannot assure you that we will be able to successfully implement a strategy to replenish or extend the life of our potash reserves. If we are unable to replenish our potash reserves, our business, results of operations and prospects would be materially adversely affected.

Land reclamations and mine closures may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mining companies, such as ours, which could require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of land reclamations and mine closures are uncertain and planned expenditures may differ from the actual expenditures incurred. Therefore, the amount that we may be required to spend could be materially higher than any current or future estimates. Any additional amounts required to be spent on land reclamations and mine closures may cause us to alter our operations, and may have a material adverse effect on our results of operation and financial condition. Additionally, we may be required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operations.

Risks of water inflows and costs associated with pumping water inflows during the mining process could adversely affect our operational results.

Our potash ore body is located approximately 820 feet to 1,300 feet below an aquifer, and although our proposed mining operations are designed to use a conventional underground room and pillar mining system that will utilize an approximately 260-foot thick salt back and consolidated materials to protect the potash ore body, a crack could occur in the ground between the potash ore body and the aquifer, which could lead to water ingress. As potash is a salt that will dissolve when exposed to water, it is critical to keep the potash ore body from being exposed to water inflows. Any exposure to water can result in significant damage to the Autazes Project, the mine shafts and our equipment, additional pumping costs, and operational disruptions, which would adversely affect our mining operations, operating results, and financial condition.

Although we believe that the mine and processing plant of the Autazes Project will be located at an elevation high enough to withstand significant floods, and we have commissioned studies on flood projections that we have used to determine the best areas for the installation of our proposed processing plant, dry tailings stockpile areas, and port, there can be no assurance that the preventative measures to be implemented at the mine and processing plant will be sufficient to address risks associated with water inflows. Flooding in the future resulting from a failure in connection with pumping water inflows or water related infrastructure could pose an unpredicted “force majeure” type event, which could result in financial liability for us, and have a material adverse effect on our business, results of operations, and financial condition.

Furthermore, to protect the mined potash from being exposed to water, we will transport our final product from our processing plant to our port using covered trucks. Our port, including the vessel loading areas, will be covered, and the barges used for river transportation will be also covered. However, there is no assurance that all or any portion of our final product will not be exposed to water during transportation, which would result in increased costs and lost revenues, and have an adverse impact on our results of operations.

Inadequate infrastructure may prevent the development, construction and operation of the Autazes Project.

The development, construction and operation of the Autazes Project depend on adequate infrastructure. In particular, reliable power sources, water supply, ventilation systems, surface facilities, and transportation are all necessary for the planned development, construction and operation of the contemplated mine at the Autazes Project. For example, we expect that the power for the Autazes Project will be provided by a planned 500 kV power transmission line which will be an interconnection between an existing power station at Silves and a new power station at Autazes. The power station at Silves is connected to Brazil’s national power grid and located in the Silves region, which is approximately 75 miles from the proposed location for our processing plant. Our new station at Autazes will be connected to the station at Silves using an overhead transmission line crossing the Amazonas River. Prior to the completion of the power transmission line, the construction of the Autazes Project will be powered through the use of diesel generators, which will subsequently serve as emergency back-up power sources once the power transmission line is in place. Failure to meet these infrastructure requirements, in particular, power shortages caused by a failure or delay in obtaining the construction permit for the power transmission line that is separate from the Construction Licenses or in the construction of power transmission line or by the use of lower-output diesel generators, or a substantial increase in the cost of meeting such requirements, could affect our ability to develop, construct, and operate the Autazes Project, and could have a material adverse effect on our business, results of operations, cash flows, financial condition, or prospects.

Unusual weather, such as excessive rains and flooding occurring in Brazil, other natural phenomena, sabotage, or governmental or other external interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce mining volumes, increase mining or exploration costs, or delay the transportation of raw materials to the Autazes Project or products from the Autazes Project to customers. Furthermore, any failure or unavailability of our operational infrastructure (for example, through equipment failure or disruption of our transportation arrangements) could adversely affect our development of the Autazes Project or reduce or limit the potential production output from our contemplated mine.

We will primarily depend on river barges to deliver fuel, wood, steel and other supplies to our operations. We will deliver our potash product to our customers by a combination of river barges and trucks. These transport services in some cases may not be adequate to support our planned operations. Disruptions of these transportation services because of weather related problems, poor road conditions or infrastructure, key equipment failures, strikes, lock-outs or labor shortages (particularly with respect to river barge operators or trucker drivers), or other events could temporarily impair our ability to supply our potash products to our customers, which could materially and adversely affect our results of operations and financial condition.

Risks Related to Our Company

We have no history of mining operations on which to judge our business prospects and management, and may never achieve active potash production.

We do not currently have an operating mine. We also have no operating history upon which to base estimates of future operating costs, capital spending requirements, site remediation costs, or asset retirement obligations. Operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will ever be able to develop and produce potash from a commercially viable mine on the Autazes Property, or achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by mining companies in the early stage of project development. Future operating results will depend upon many factors, including our ability to obtain financing, our ability to successfully develop and commence our mining operations, our success in attracting and retaining motivated and qualified personnel, our ability to control costs, and general economic conditions. We cannot assure you that we will successfully address any of these risks.

We have a history of negative operating cash flows and net losses, and we have never achieved and may never achieve or sustain profitability.

We have a history of negative operating cash flows and net losses. We expect to continue to incur negative operating cash flows and net losses until such time as the Autazes Project generates sufficient revenues to fund our continuing operations. We had negative cash flows from operating activities of approximately $(11.3) million, $(8.2) million and $(8.2) million during the years ended December 31, 2024, 2023 and 2022, respectively. We also had net losses of approximately $46.4 million, $13.2 million and $32.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Additionally, we have never achieved and may never achieve or sustain profitability. To become and remain profitable, we must succeed in generating significant revenues from the Autazes Project, which will require us to be successful in a range of challenging activities and is subject to numerous risks, including the risk factors set forth in this “Item 3.D. Risk Factors” section. Furthermore, we may encounter unforeseen difficulties, complications, delays and other unknown factors which may adversely affect our revenues, expenses and profitability. Our failure to achieve or sustain profitability would depress our market value, could impair our ability to execute our business plan, raise capital or continue our operations, and could cause our shareholders to lose all or part of their investment.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, we have not generated revenues and have incurred losses, and, as of December 31, 2024, we had an accumulated deficit of approximately $158.6 million. Additionally, we expect to incur a net loss in the foreseeable future, primarily as a result of the estimated operating expenses related to the planned development of the Autazes Project. There can be no assurances that we will be able to develop the Autazes Project or achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financings necessary to support our working capital requirements. Furthermore, no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that could result in our inability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors in our Common Shares to lose their entire investment.

We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

We have relied upon our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from an offering under Tier 2 of Regulation A promulgated under the Securities Act (which we refer to as our “Regulation A Offering”) and the proceeds from the IPO, to finance our exploration and development activities to date. However, there can be no assurance that such financing sources will continue to be available to finance our operations or that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts, or on terms acceptable to us, if at all.

Additionally, there are significant uncertainties in the capital markets impacting the availability of financing for the purposes of mineral exploration and development, including uncertainties relating to the global economy, increasing geopolitical risk, increasing volatility in the prices of potash and other minerals, as well as increasing volatility in the foreign currency exchange markets. Our intended operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties that may impact our ability to raise new capital.

Furthermore, any debt financings or other financings through the sale and issuance of securities senior to our Common Shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, financial condition, and prospects because we could lose our existing sources of financing and/or impair our ability to secure new sources of funding. If we do not obtain additional financing, our mining operations may never commence, in which case you may lose the entirety of your investment in us.

Our business and financial condition are subject to liquidity risk.

Liquidity risk arises when our financial obligations exceed our available cash and credit at any point in time. As we do not currently generate any revenue and do not expect to have revenue in the foreseeable future, we will be reliant upon debt and equity financings to mitigate our liquidity risk. As of December 31, 2024, our cash position and working capital were approximately $18.9 million and $17.9 million, respectively, and we had current liabilities of approximately $3.1 million.

The total cost and timing of our planned development and construction activities are not currently determinable, and it is not currently known precisely when we will require additional financing. There is no guarantee that additional financing will be available on commercially reasonable terms, or at all, and our inability to finance future development and operational activities would have a material and adverse effect on us and our business and prospects.

We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project.

Opposition by any indigenous communities or governmental or non-governmental organizations to our proposed operations may require modifications to the development and/or operational plans of the Autazes Project, or may require us to spend significant amounts of time and resources in litigation or enter into agreements with such indigenous communities or governmental or non-governmental organizations with respect to the Autazes Project in order to secure necessary permits and licenses, including the Operational License and the Mining Concession, and maintain current permits and licenses, including the Construction Licenses, which, in some cases, may increase costs and cause delays to the advancement of the Autazes Project.

For example, we received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute in August 2015. Brazilian law provides that any indigenous people located within six miles of a future mine site have the right to be consulted. Accordingly, in connection with our application to obtain our Preliminary Environmental License, we and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI, which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. However, after receiving our Preliminary Environmental License, the Ministerio Publico Federal (which we refer to as the “Brazilian MPF”), which is Brazil’s federal prosecution office, initiated a civil lawsuit in December 2016 (which we refer to as the “December 2016 Civil Lawsuit”) that questioned the validity of our Preliminary Environmental License based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169. As a result of the December 2016 Civil Lawsuit, in March 2017, we agreed with the Lower Court overseeing the December 2016 Civil Lawsuit (which we refer to as the “Lower Court”), the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mining Agency, FUNAI, and representatives of the Mura indigenous people to suspend our Preliminary

Environmental License, and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169. In April 2023, the Brazilian federal appellate court (which we refer to as the “Appellate Court”) overseeing the Lower Court directed the rescission of the suspension of our Preliminary Environmental License (which we refer to as the “April 2023 Appellate Court Decision”) based on its opinion that, by agreeing to the suspension of our Preliminary Environmental License, the Lower Court unduly interfered with the Brazilian Amazonas Environmental Protection Institute’s authority to grant and administer our Preliminary Environmental License, and accordingly, the suspension of our Preliminary Environmental License was rescinded, and our Preliminary Environmental License was reinstated. On August 25, 2023, we submitted to the Brazilian Amazonas Environmental Protection Institute our application for the Construction Licenses, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. After the submission of our application, the Lower Court issued another decision (which we refer to as the “Second Lower Court Decision”), which temporarily suspended our environmental licensing process, including our application for the Construction Licenses, based on the Lower Court’s interpretation of the technical procedure that was followed in connection with the issuance of our Preliminary Environmental License. We, along with representatives from the Mura indigenous peoples and the Brazilian Amazonas Environmental Protection Institute, filed respective appeals against the Second Lower Court Decision, and the Attorney General of the State of Amazonas also filed an action before the Appellate Court to annul the Second Lower Court Decision, which was similar to the action that resulted in the April 2023 Appellate Court Decision, and which claimed, among other things, that the Second Lower Court Decision violated the April 2023 Appellate Court Decision. In October 2023, the Appellate Court accepted the action from the Attorney General of the State of Amazonas and granted an injunction to suspend the Second Lower Court Decision, therefore reinstating our environmental licensing process and allowing it to proceed, as well as clarifying that the Brazilian Amazonas Environmental Protection Institute has jurisdiction over issuing our environmental licenses. In November 2023, the Lower Court issued a new decision (which we refer to as the “Third Lower Court Decision”), which temporarily suspended for the third time our environmental licensing process and the results of our additional consultations with the local Mura indigenous communities. We then filed an Interlocutory Appeal and a Complaint Lawsuit against the Third Lower Court Decision, which sought to demonstrate that the Lower Court was repeatedly suspending our environmental licensing process despite the repeated decisions from the Appellate Court. In February 2024, the Appellate Court accepted our Complaint Lawsuit and granted another injunction to suspend the Third Lower Court Decision and reinstate our environmental licensing process. However, in May 2024, the Brazilian MPF initiated another lawsuit (which we refer to as the “May 2024 Civil Lawsuit”) contesting the environmental licensing of the Autazes Project, based on similar claims as those alleged in the December 2016 Civil Lawsuit. The May 2024 Civil Lawsuit seeks a preliminary injunction to suspend the environmental licensing process of the Autazes Project and all issued licenses, including the Construction Licenses. In September 2024, the Lower Court issued a request to the Brazilian Amazonas Environmental Protection Institute to provide additional documents and information relating to the environmental licensing of the Autazes Project. See “Item 4.B. Business Overview—Legal Proceedings—May 2024 Civil Lawsuit.” Although we were ultimately successful in defending against the previous investigation and adverse decisions prior to the May 2024 Civil Lawsuit, any future unfavorable decisions by the Lower Court and subsequently by the Appellate Court would result in a temporary suspension of the construction of the Autazes Project while we challenge any such future decisions at Brazil’s Supreme Federal Court. Additionally, any other subsequent adverse action in the future by the Lower Court or the Appellate Court, particularly in connection with the May 2024 Civil Lawsuit, or any other governmental organizations having authority over our Company, our licensing and permitting process, and/or the Autazes Project, could cause us to spend significant amounts of time and resources to resolve such adverse actions, increase our costs, cause us to cease our development and construction activities, and cause delays to the advancement of the Autazes Project.

Our operations are subject to certain influence of third-party stakeholders.

Some of the equipment that we intend to utilize in carrying out our development activities and mining operations will be leased from, and therefore subject to interests or claims by, third-party companies. In the event that such third parties assert any claims against our leased equipment, our development activities and mining operations may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for us.

Our development depends on our management members and other key personnel and skilled labor, and our ability to attract, hire, train and retain them.

Our development depends on the efforts of our management members, such as our Executive Chairman, Mayo Schmidt, our Chief Executive Officer, Matthew Simpson, and the President and sole officer of Potássio do Brasil Ltda., Adriano Espeschit, other key personnel, such as the Head of Environment and Licensing at Potássio do Brasil Ltda., Lúcio Rabelo, and the Project Director (Engineering/Construction) at Potássio do Brasil Ltda., Raphael Bloise, and skilled labor. Although we consider Mr. Rabelo and Mr. Bloise to be important members of our team, we do not consider them to be executive officers pursuant to applicable U.S. securities laws since neither individual is a vice-president or above or performs any policy-making function for our Company or Potássio do Brasil Ltda. The mining industry is labor-intensive, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. Our development and construction activities for the Autazes Project, and the subsequent mining, processing, production and delivery of potash, will depend to a large degree on the availability of skilled labor in the regions where the Autazes Project is located, including the nearby city of Autazes. Additionally, it may become necessary to attract both international and local personnel to work on the project. We could experience significant delays in the development and construction of the Autazes Project, and, after commencement of our mining operations, increases in our recruiting and training costs, and decreases in our operating efficiency, productivity and profit margins, if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

The loss of any of these personnel, particularly to competitors, could have a material adverse effect on our business. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside our control, including competition for human capital and the high level of technical expertise and experience required to develop and execute the Autazes Project, will affect our ability to employ the specific personnel required. Due to our relatively small size, the failure to retain or attract a sufficient number of skilled personnel could have a material adverse effect on our business, results of future operations and financial condition.

Moreover, we do not intend to take out ‘key person’ insurance with respect to any of our directors, executives or other employees, and even if such policies were to be obtained, such insurance policies may not adequately compensate us for the loss of the services of one or more of our key management members or other key personnel. Such loss, or our inability to locate suitable or qualified replacements, could be detrimental to our development efforts and could materially and adversely affect our business, results of operations, and financial condition.

We may be adversely affected by labor disputes.

We may experience labor disputes in the future, including work slowdowns, work stoppages, strikes, and disputes related to unions or collective bargaining agreements that our workforce could be a part of in the future, which could disrupt our business operations. We do not currently intend, and are currently not required by Brazilian law, to enter into any collective bargaining agreements with our employees. However, it is possible that our employees may voluntarily join or form a union, or that Brazilian law will require us to use only a unionized workforce for our mining operations, in the future. Although we consider our current relations with our employees to be good, we may not be able to maintain a satisfactory working relationship with our employees in the future, and there can be no assurance that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of negotiating or re-negotiating any collective bargaining agreements that we may enter into with our unionized employees, if any, which could have a material adverse effect on our business, results of operations, and financial condition.

Conflicts of interest may exist between us and certain of our directors and executives.

We may be subject to various potential conflicts of interest because of the fact that some of our directors and executives may be engaged in a range of business activities. All of our directors are also directors and/or officers of other companies, and certain of our directors and executives also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently, there exists the possibility for such directors and executives to have conflicts of interest with us. Any decisions involving our Company or our business that are made by any such directors and executives must be made in accordance with their duties and obligations to our Company to deal fairly and in good faith with a view to our best interests and the best interests of our shareholders.

Additionally, our directors and executives may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. These business interests could require significant time and attention of our directors and executives. In some cases, our directors and executives may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs, which could adversely affect our operations.

Our executives, directors, major shareholders, and their respective affiliates exercise significant control over us, which may limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

As of December 31, 2024, the current holdings of our executives, directors, and major shareholders represented beneficial ownership, in the aggregate, of approximately 55.8% of our 38,403,737 Common Shares outstanding. See also “Item 7.A. Major Shareholders.” As a result, these shareholders are able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including matters such as the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests with respect to their Common Shares that are different from other shareholders. In addition, this concentration of voting power among one or more of these shareholders may adversely affect the market price of our Common Shares by:

•	delaying, deferring or preventing a change of control in us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As a public company, we are required to establish and maintain appropriate internal controls over financial reporting. As we mature, we will need to continue to develop and improve our current internal control systems over financial reporting and related procedures. Failure to establish appropriate internal controls, or any failure of those internal controls once established, could adversely impact our public disclosures regarding our business, results of operations, or financial condition. Additionally, our management’s review and assessment of our internal controls over financial reporting may identify weaknesses and conditions in our internal controls or other matters that may raise concerns for investors that we will need to address. Any actual or perceived weaknesses and conditions that need to be addressed in our internal controls over financial reporting may have an adverse impact on the price of our Common Shares. There can be no assurance that control issues will not be identified in the future. If we cannot remediate future material weaknesses or significant deficiencies in a timely manner, or if we identify additional control deficiencies that individually or together constitute significant deficiencies or material weaknesses, our ability to accurately record, process, and report financial information and our ability to prepare financial statements within required time periods, could be adversely affected.

We continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will continue to incur significant accounting, legal and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act and Canadian securities laws and regulations, and are required to comply with the applicable requirements, rules and regulations of the SEC, the Canadian Securities Administrators (which we refer to as “CSA”), and the NYSE American, including the establishment and maintenance of effective disclosure and financial controls, the implementation of changes in our corporate governance practices, and required filings of annual and current reports with respect to our business and results of operations. The compliance with these requirements will continue to increase our financial and legal compliance costs and will make some activities more time-consuming and costly. Additionally, our management and other personnel will continue to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management efforts toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company. We will also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We are subject to business and reputational risks related to sustainability and corporate social responsibility.

Our business faces increasing scrutiny related to environmental, social and governance (which we refer to as “ESG”) issues, including sustainable development, renewable resources, environmental stewardship, climate change, diversity and inclusion, workplace conduct, human rights, philanthropy, and support for local communities. Implementation of our ESG initiatives will require financial expenditures and personnel resources. If we fail to meet applicable standards or expectations with respect to these ESG issues, our reputation and corporate image could be damaged, and our business, results of operations, and financial condition could be adversely impacted. These failures could also result from the conduct of third parties, such as our customers or other partners.

Additionally, certain influential institutional investors are also increasing their focus on ESG practices and are placing importance on the implications and social cost of their investments. If our ESG initiatives and practices do not meet the standards set by these investors, they may choose not to invest in our Company, or if our peer companies outperform us with respect to their ESG practices, potential or current investors may instead elect to invest with our competitors. If we do not meet investor or shareholder expectations and standards with respect to our ESG initiatives and practices or are perceived to have not responded appropriately to address ESG issues within our Company, our business and reputation could be negatively impacted, and the market price for our Common Shares could be materially and adversely affected.

As a “foreign private issuer”, we will have different disclosure and reporting requirements than U.S. domestic issuers, which could limit the information publicly available to our shareholders.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same SEC disclosure and reporting requirements that are imposed upon U.S. domestic issuers. As a foreign private issuer, we will be subject to different reporting and disclosure requirements that, in certain respects, are less detailed and less frequent than those applicable to U.S. domestic issuers. For example, as a foreign private issuer, we will not be subject to:

•

the same disclosure and reporting requirements as a U.S. domestic issuer under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events;

•	the proxy rules applicable to U.S. domestic issuers under Section 14 of the Exchange Act;

•

the insider reporting and short-swing profit rules applicable to U.S. domestic issuers under Section 16 of the Exchange Act, which means that our shareholders may not know on as timely a basis when our directors, executives, and principal shareholders purchase or sell our Common Shares; or

•	Regulation FD, which regulates selective disclosures of material information by issuers.

Additionally, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. As a foreign private issuer, even though we are required to furnish reports on Form 6-K to disclose material information that we are required to make public pursuant to Canadian law or are required to distribute to our shareholders generally, our shareholders may not receive information of the same type or scope, or as frequently, as is required to be disclosed by U.S. domestic issuers. Furthermore, as a foreign private issuer, we are also exempt from the requirements of Regulation FD which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.

As a result of such varied reporting obligations, our shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic issuers.

As a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain NYSE American corporate governance standards, which may afford less protection to our shareholders.

As a foreign private issuer, we may take advantage of certain accommodations under the NYSE American LLC Company Guide (which we refer to as the “NYSE American Company Guide”) that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices rather than certain corporate governance standards of the NYSE American that are otherwise applicable to U.S. domestic companies listed on the NYSE American. We currently intend to follow the NYSE American corporate governance requirements, except for the general requirement set forth in Section 123 of the NYSE American Company Guide that a listed company’s bylaws provide for a quorum of at least 331/3% of the company’s voting shares for any meeting of the holders of the company’s voting shares. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. See also “Item 16G. Corporate Governance.”

Except as noted above, we currently intend to comply with all of the other corporate governance standards of the NYSE American generally applicable to U.S. domestic companies, however, we may in the future decide to take advantage of other foreign private issuer exemptions with respect to some of the other corporate governance standards of the NYSE American. Following our home country governance practices, as opposed to the corporate governance requirements that would otherwise apply to U.S. domestic companies listed on the NYSE American, may provide our shareholders with less protection than is accorded to shareholders of companies that are subject to all of the corporate governance standards of the NYSE American.

We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, namely if: (i) a majority of our directors or executives are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we lose our status as a foreign private issuer, we would be required to file periodic and current reports and registration statements on forms applicable to U.S. domestic issuers with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. Additionally, we may lose the ability to rely upon the exemptions from the NYSE American corporate governance requirements that are available to foreign private issuers as described above. Therefore, a loss of our foreign private issuer status could result in additional regulatory and compliance costs and expenses, which would adversely affect our results of operations and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies, including those relating to auditing standards and disclosure about our executive compensation.

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to reporting companies that make filings with the SEC. For so long as we remain an emerging growth company, we will not be required to, among other things:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report to provide additional information about the audit and our financial statements (i.e., an auditor discussion and analysis);

•	disclose certain executive compensation related items; and

•	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to us as a foreign private issuer.

We currently intend to take advantage of the exemptions described above. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (ii) the last day of the first fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. See also “Item 3.D. Risk Factrors—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not an emerging growth company. If some investors find our Common Shares to be less attractive as a result, there may be a less active trading market for our Common Shares or the trading price of our Common Shares may become more volatile.

We may be subject to tax risks in connection with carrying on our business in multiple jurisdictions.

We will operate and, accordingly, will be subject to income taxes and other forms of taxation in multiple jurisdictions. We may be subject to income taxes and non-income taxes in a variety of jurisdictions, and our tax structure may be subject to review by both Canadian and Brazilian tax authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances could require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with such tax authority and, if such tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being imposed on us, and as such an increase in the amount of taxes payable by us. Additionally, we may be subject to different taxes imposed by the Brazilian government, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be affected by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities, and changes in the amount of other forms of taxation. The determination of our provision for income taxes and other tax liabilities will require significant judgment (including based on external advice) as to the interpretation and application of these rules. We may have exposure to greater than anticipated tax liabilities or expenses.

Furthermore, dividends and other intra-group payments made by us or Potássio do Brasil Ltda. may expose the recipients of such payments to taxes in the respective jurisdiction of organization and operation, and such dividends and other intra-group payments may also be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless such withholding taxes are fully creditable or refundable, dividends and other intra-group payments may increase the amount of taxes paid by us.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various information technology systems. These systems remain vulnerable to intrusion, disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our business, results of operations, and financial condition. Although to date, we do not believe that we have experienced any cyberattacks or other information security breaches, there can be no assurance that we will not incur such attacks or breaches in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance our protective measures and to investigate and remediate any security vulnerabilities.

Because we are a corporation incorporated in Ontario, Canada, and all of our directors and executives, as well as the experts named in this Annual Report, reside outside of the United States, it may be difficult for investors in the United States to enforce civil liabilities against our Company, our directors, our executives, or such experts. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors, our executives, or such experts residing outside of Canada.

We are a corporation existing under the laws of the Province of Ontario, Canada, and our corporate office is located in Toronto, Ontario, Canada. In addition, our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil. All of our directors and executives, as well as the experts named in this Annual Report, reside outside of the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our Company, our directors, our executives, or such experts, or to enforce judgments obtained against us or such persons, in in any actions in U.S. courts, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts that are brought in Canadian courts.

Similarly, some of our directors and executives, as well as the experts named in this Annual Report, are residents of countries other than Canada, and the assets of such persons may be located outside of Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents, and it may be difficult to realize upon or enforce in Canada any judgment of a Canadian court against these non-Canadian residents since a substantial portion of the assets of such persons may be located outside of Canada. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents on judgments obtained in Canadian courts predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. Furthermore, it may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We are governed by the corporate laws of Ontario, Canada, which in some cases have a different effect on shareholders than the corporate laws of the United States.

We are incorporated under the Business Corporations Act (Ontario) (which we refer to as the “OBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. state, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the OBCA and the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) that may have the greatest such effects include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our articles of incorporation), the OBCA generally requires the voting threshold to be a special resolution approved by shareholders holding not less than 66 2/3% of the voting shares, or as set out in the articles of incorporation of a company, as applicable, whereas the DGCL generally only requires a majority vote; and (ii) under the OBCA, a registered shareholder of 5% or more of our Common Shares can requisition a special meeting of our shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our Company and our Common Shares less attractive because we are governed by the OBCA and other applicable Canadian laws.

Our bylaws provide that the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom will be the exclusive forum for certain types of claims, actions or proceedings against us or our directors, executives and employees, which could limit the ability of our shareholders and investors to obtain a favorable judicial forum for such disputes.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom (or, failing such court, any other “court” (as defined in the OBCA) having jurisdiction and the appellate courts therefrom) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of our Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our Company to our Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA or our articles of incorporation or bylaws; or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the OBCA) of our Company. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in our Common Shares will be deemed to have consented to these forum selection provisions in our bylaws; however, investors and shareholders cannot waive our compliance with U.S. federal securities laws and the rules and regulations thereunder. These forum selection provisions in our bylaws may limit a shareholder’s ability to bring a claim in a different judicial forum, including one that such shareholder may find favorable or convenient for a specified class of disputes with us, our directors, executives or employees, or other stockholders, which may discourage such lawsuits, make them more difficult or expensive to pursue, and/or result in outcomes that are less favorable to such shareholder than outcomes that may have been attainable in other judicial forums or jurisdictions.

There is uncertainty as to whether a court will enforce the forum selection provisions in our bylaws with respect to all claims within the scope of the subject matter of the preceding paragraph. We interpret the forum selection clauses in our bylaws to be limited to the specified actions and proceedings and to not apply to any claims or actions arising under the Securities Act or the Exchange Act. Notwithstanding any interpretation of the forum selection provisions in our bylaws to the contrary, Section 22 of the Securities Act provides for concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, Section 27 of the Exchange Act provides that the U.S. federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The enforceability of similar forum selection provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the forum selection provisions in our bylaws to be inapplicable or unenforceable in any claim, action or proceeding, we may incur additional costs associated with resolving such dispute in other judicial forums or jurisdictions, which could have a material adverse effect on our business and financial condition.

Certain Canadian legislation contains provisions that may have the effect of delaying or preventing a change in control.

The Investment Canada Act (which we refer to as the “ICA”) requires any non-Canadian person (as defined in the ICA) who acquires “control” (as defined in the ICA) of an existing Canadian business, where certain prescribed financial thresholds are exceeded, to file a pre-closing application for review with Innovation, Science and Economic Development Canada. Where the acquisition of control of a Canadian business by a non-Canadian person does not meet the prescribed financial thresholds for review, such non-Canadian person is required to file a notification with Innovation, Science and Economic Development Canada no later than 30 days after the completion of the transaction. The ICA generally prohibits the implementation of a reviewable transaction unless, after review, the relevant minister is satisfied that the acquisition is likely to be of a net benefit to Canada. Under the national security regime in the ICA, the Canadian federal government may undertake a discretionary review of a broader range of investments by a non-Canadian to determine whether such investments by a non-Canadian could be “injurious to national security”. Review on national security grounds is at the discretion of the Canadian federal government and may occur on a pre-or post-closing basis. Furthermore, limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada) (which we refer to as the “Competition Act”), which permits the Commissioner of Competition (which we refer to as the “Commissioner”) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in our Company. In addition, the Competition Act grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition. The Competition Act also requires any person who intends to acquire our Common Shares to file a notification with the Canadian Competition Bureau if (i) such person (and such person’s affiliates) would hold, in the aggregate, more than 20% of all of our outstanding voting shares, (ii) certain financial thresholds are exceeded, and (iii) no exemption applies. Where a person (and such person’s affiliates) already holds, in the aggregate, more than 20% of all of our outstanding voting shares, a notification must be filed if (a) the acquisition of additional shares would bring such person’s (and its affiliates) holdings to over 50%, (b) certain financial thresholds are exceeded, and (c) no exemption applies. Where a notification is required, the Competition Act prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner has issued an advance ruling certificate under Section 102 of the Competition Act. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

We are a holding company and we conduct substantially all of our business through our subsidiary, Potássio do Brasil Ltda.

Our shareholders are subject to the risks attributable to Potássio do Brasil Ltda., our operating subsidiary. As a holding company, we conduct substantially all of our business through Potássio do Brasil Ltda. Our future operating revenues are dependent on the Autazes Project and the distribution of those earnings to us. There is no independent obligation for Potássio do Brasil Ltda. to pay dividends to our Company. The ability of Potássio do Brasil Ltda. to pay dividends and other distributions will depend on its operating results and will be subject to applicable laws and regulations, which require that solvency and capital standards be maintained by Potássio do Brasil Ltda., and, if applicable, any contractual restrictions contained in any instruments governing our indebtedness. In the event of a bankruptcy, liquidation, or reorganization of Potássio do Brasil Ltda., holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of Potássio do Brasil Ltda. before us.

Risks Related to our Common Shares

There has been no public market for our Common Shares prior to our recent initial public offering. If a trading market for our Common Shares does not develop or the prices for our Common Shares fluctuates significantly, shareholders may not be able to resell our Common Shares at any reasonable price.

On November 29, 2024, we completed our initial public offering of 2,000,000 Common Shares at a public offering price of $15.00 per share for gross proceeds of $30.0 million, before deducting underwriting discounts and commissions. The Common Shares began trading on November 27, 2024, on the NYSE American under the trading symbol “GRO”. We cannot assure you that a liquid public market for our Common Shares will be maintained. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for Common Shares will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their Common Shares; or

•	the price that our shareholders may obtain for their Common Shares.

If an active market for our Common Shares does not develop or is not maintained, you may not be able to sell your shares. This may also affect the price of our Common Shares in the secondary market, the liquidity of such shares, and the extent of regulation of our Company, as the issuer of such shares. Even if an active trading market develops for our Common Shares subsequent to our initial public offering, the market price of our Common Shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Common Shares.

Some of the factors that could negatively affect or result in fluctuations in the market price of our Common Shares include:

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	our operating performance, including actual or anticipated variations in our publicly disclosed operating results, and the performance of other similar companies;

•	additions or departures of key personnel;

•	actions by shareholders;

•	speculation in the press or investment community;

•	negative publicity regarding us or our industry generally; and

•	general market, economic and political conditions, including an economic slowdown or downturn.

If securities or industry analysts do not publish research or reports about our Company, or if they downgrade our Common Shares, the market price and trading volume of our Common Shares could decline.

The trading market, if any, for our Common Shares could be influenced by any research and reports that securities or industry analysts publish about our Company. We do not have any control over these analysts and their research and reports. In the event securities or industry analysts cover our Company and one or more of these analysts downgrade our Common Shares or publish inaccurate or unfavorable research about our Company, the market price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn might cause demand for our Common Shares to decrease, and cause the market price and trading volume of our Common Shares to decline.

Future offerings of debt securities, which would rank senior to our Common Shares upon our liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In order for us to complete the development and construction of the Autazes Project and commence commercial extraction of potash, we will need to raise additional financing in the future, which may include future offerings of debt securities that would rank senior to our Common Shares upon our liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions. Upon our liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and holders of our Common Shares bear the risk that any of our future offerings could adversely affect the market price of our Common Shares and dilute their ownership interest in our Company.

Future sales and issuances of our Common Shares, or other securities convertible into or exercisable for our Common Shares, could cause the value of our Common Shares to decline and could result in dilution of your shares.

Our board of directors is authorized, without the approval our shareholders, to cause us to raise capital through the sale and issuance of additional Common Shares, or through the creation, sale and issuance of debt securities, options, warrants or other rights convertible into or exercisable for our Common Shares, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our Common Shares, or of securities convertible into or exercisable for our Common Shares, could cause the market price of our Common Shares to decrease significantly. We cannot predict the effect, if any, that any future sales of our Common Shares, or the availability of our Common Shares for future sales, will have on the market value of our Common Shares.

Additionally, sales of substantial amounts of our Common Shares by our directors or executives or by any large shareholder, or the perception that such sales could occur, may adversely affect the market price of our Common Shares.

We do not currently intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

We have never declared or paid any cash dividends on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development and operation of our business. Therefore, the ability of holders of our Common Shares to achieve a return on their investment will depend upon any future appreciation of the price of our Common Shares. There is no guarantee that our Common Shares will appreciate in value or even maintain the price at which you purchased them.

We may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because mining companies have experienced significant stock price volatility in recent years. We may be the target of this type of litigation in the future. If we were to be the subject of litigation, it could result in substantial costs and a diversion of our management’s attention from other business concerns, which could harm our business and results of operations.

We believe that we will likely be classified as a passive foreign investment company for U.S. federal income tax purposes for the current taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. Holder.

We believe that our Company and Potássio do Brasil Ltda. will each likely be classified as a passive foreign investment company (which we refer to as a “PFIC”) for the current taxable year and the foreseeable future. If our Company or Potássio do Brasil Ltda. is a PFIC for any taxable year during which a U.S. Holder owns our Common Shares, certain materially adverse U.S. federal income tax consequences could result for such U.S. Holder. The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Additionally, the determination of whether a corporation is a PFIC for any taxable year generally can only be made after the close of such taxable year. Therefore, it is possible that we could be classified as a PFIC for our current taxable year or in future years due to changes in the nature of our business or the composition of our assets or income, as well as changes in our market capitalization. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our Common Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which such U.S. Holder owns our Common Shares regardless of whether we continue to be a PFIC, unless such U.S. Holder makes a specified election once we cease to be a PFIC. In the event that we determine that our Company or Potássio do Brasil Ltda. is a PFIC for a taxable year, we currently intend to provide information necessary for a U.S. Holder to make a “qualified electing fund” election with respect to our Company and each lower-tier PFIC that we control, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. The PFIC rules are complex, and U.S. Holders should consult their tax advisors regarding the PFIC rules, the elections which may be available to them, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our Common Shares.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Brazil Potash Corp. (the “Company,” “Brazil Potash,” “we,” “us,” “our”) was incorporated on October 10, 2006, under the laws of the Province of Ontario, Canada, for the purpose of engaging in the exploration and mining of potash in Brazil. We priced the initial public offering (“IPO”) of our Common Shares on November 27, 2024. We are an exploration and development company with our principal executive offices located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2, and our main telephone number is +1(416) 309-2963. Our internet website is www.brazilpotash.com. The information contained on, or that can be accessed through, our website does not constitute a part of this form and is not incorporated by reference herein. On June 18, 2009, we incorporated our sole wholly-owned subsidiary, Potássio do Brasil Ltda., a company organized under the laws of Brazil. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov and you can access our filings on that website.

Our historical milestones are as follows:

•	2006 – We were incorporated on October 10, 2006 under the laws of the Province of Ontario, Canada, for the purpose of engaging in the exploration and mining of potash in Brazil.

•

2008 – Our local subsidiary in Brazil, Potássio do Brasil Ltda., submitted applications to the Brazilian National Mining Agency and the Brazilian Amazonas Environmental Protection Institute for mineral exploration in the Autazes potash basin in which the Autazes Property is located.

•

2009 – We raised an aggregate of approximately $25.4 million through private placements of our Common Shares. The mineral exploration applications submitted by Potássio do Brasil Ltda. were approved, the Brazilian National Mining Agency issued our first two Exploration Permits, the Brazilian Amazonas Environmental Protection Institute issued our Environmental Exploration License, and as a result, we acquired the mineral rights for the Autazes Project.

•	2010 – We received our third Exploration Permit from the Brazilian National Mining Agency. We commenced mineral exploration drilling on the Autazes Property.

•

2011 – We raised an aggregate of approximately $8.6 million through private placements of our Common Shares. We received our fourth and fifth Exploration Permits from the Brazilian National Mining Agency. We continued mineral exploration drilling on the Autazes Property.

•	2012 – We raised an aggregate of approximately $43.8 million through private placements of our Common Shares. We continued further mineral exploration drilling on the Autazes Property.

•	2013 – We raised an aggregate of approximately $9.1 million through private placements of our Common Shares and an additional approximately $29.2 million from exercises of warrants.

•

2014 – We raised an aggregate of approximately $55.5 million through private placements of our Common Shares from October 2014 to January 2015. We commenced negotiations to gain access to the land that comprises the Autazes Property. ERCOSPLAN completed a preliminary economic assessment of the Autazes Project (which we refer to as our “Initial Assessment”) in accordance with the requirements of NI 43-101, which assessment included a pit resource estimate and capital construction, operation and economic estimates.

•

2015 – Golder completed the Environmental and Social Impact Assessment of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, Golder also assisted us with public hearings and consultations with local indigenous communities near the Autazes Project conducted in accordance with the guidelines and requirements established by FUNAI, which is Brazil’s governmental protection agency that establishes and carries out policies relating to indigenous peoples in Brazil. We received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute.

•

2016 – We raised an aggregate of approximately $3.4 million through private placements of our Common Shares. ERCOSPLAN and another construction engineering consulting firm with significant experience in developing mining projects completed our initial technical report and Feasibility Study (which we refer to as the “Initial Technical Report”) in accordance with the requirements of NI 43-101, which included Mineral Resource and Mineral Reserve estimates and capital construction, operation and economic estimates.

•

2017 – We raised an aggregate of approximately $12.4 million through private placements of our Common Shares and an additional approximately $5.3 million from exercises of stock options. Following the completion of the Initial Technical Report, we commenced work to satisfy the necessary requirements to obtain the Construction Licenses, such as preparation of environmental and social studies and assessments. In March 2017, we agreed to suspend our Preliminary Environmental License, and to conduct additional consultations with local indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169.

•

2018 – We continued work on the environmental and social studies and assessments that are necessary for the Construction Licenses. We worked with the Mura indigenous people to develop a consultation protocol for the Autazes Project in accordance with International Labour Organization Convention 169.

•

2019 – We raised an aggregate of approximately $2.25 million through private placements of our Common Shares and an additional approximately $1.5 million from exercises of stock options. We also borrowed $1.0 million pursuant to a short-term loan from a principal shareholder. We conducted additional outreach to and consultations with indigenous communities near the Autazes Project, and continued work towards completing the necessary plans and conditions to apply for the Construction Licenses for the Autazes Project.

•

2020 – We borrowed an aggregate of $0.6 million pursuant to short-term loans from certain of our principal shareholders. Our Initial Assessment and our Plan for Economic Development of the Deposit were approved by the Brazilian National Mining Agency. As of the end of 2020, we had completed almost all of the plans and conditions necessary for our application to obtain the Construction Licenses and obtained several ancillary permits required for the commencement of construction of the Autazes Project. Our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 were suspended in March 2020 due to the COVID-19 pandemic.

•

2021 – In 2021, we raised an aggregate of approximately $33.0 million through our Regulation A Offering, which substantially broadened our shareholder base. We also borrowed an aggregate of $0.8 million pursuant to short-term loans from certain of our principal shareholders. We subsequently repaid all of our outstanding loans.

•

2022 – We raised an additional approximately $7.5 million through our Regulation A Offering, which closed on August 2, 2022. Our additional consultations with indigenous communities near the Autazes Project, conducted in accordance with International Labour Organization Convention 169, resumed in April 2022 following the lifting of COVID-19 related restrictions. We submitted our Indigenous Component Study to FUNAI for their review. We completed the Technical Report, which was prepared in accordance with the SEC Mining Modernization Rules. We also entered into offtake and potash distribution and marketing agreements with Amaggi Exportacão E Importacão Ltda., and a potash product transportation agreement with Hermasa Navegação Da Amazônia Ltda. (see “Item 4.B. Business Overview—Strategic Relationships”).

•

2023 – We had meetings with various Brazilian governmental agencies and officials to discuss the development and advancement of the Autazes Project, including meetings with (i) the Minister of the Brazilian Ministry of Mines and Energy and his team on March 2, 2023, (ii) the Minister of the Brazilian Ministry of Agriculture and his team on March 2, 2023, and (iii) Mr. Geraldo Alckmin, the Vice President of Brazil, on March 3, 2023. On August 25, 2023, we submitted to the Brazilian Amazonas Environmental Protection Institute our application for the Construction Licenses to ensure that we moved to the next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. In September 2023, we completed our additional consultations with the 36 villages that comprise the local Mura indigenous communities. As of the end of 2023, all of the plans and conditions that were required to be completed and satisfied in order for us to complete our application to obtain the Construction Licenses have been completed by us and approved by the various applicable Brazilian federal, state and municipal agencies.

•

2024 – On November 1, 2024, the Company and its Subsidiary entered into an option agreement with Franco-Nevada Corporation, pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash the Company will produce and sell from the Autazes Property. On November 27, 2024, the Company successfully concluded its IPO and its Common Shares started trading on the NYSE American under the symbol “GRO”, raising gross proceeds in the amount of $30 million.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, where we raised gross proceeds in the aggregate amount of approximately $202.5 million, the proceeds from our Regulation A Offering, where we raised gross proceeds of $40.5 million, and our IPO in November 2024, where we raised gross proceeds of $30.0 million.

As of the date hereof, we have received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project, with the exception of the separate construction permit we will need to begin construction of the new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid. In December 2024, we received two water resource operating licenses (outorga de uso de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the Autazes Project. These licenses authorize us to operate two deep water wells that will provide potable water for both construction and operational phases of the Autazes Project and advance the previously granted Installation Licenses for construction. These wells will supply sufficient fresh potable water for the processing plant needs. These permits mark the first phase of operations for the Autazes Project.

Our current near-term goal is to start the primary construction of the infrastructure of the Autazes Project. See “Item 4.B. Business Overview—Regulatory Overview” below for additional information regarding the permits and licenses required for the Autazes Project.

For information regarding our capital expenditures, see “Item 5.B. Liquidity and Capital Resources.”

B.	Business Overview

Overview

We are a mineral exploration and development company with a potash mining project, the Autazes Project, located in the state of Amazonas, Brazil. Our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. The Autazes project has not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Accordingly, we have not generated any revenues as of the date hereof and we do not expect to realize profits in the short term. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing all phases of the construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil.

The Mineral Resources on the property on which the Autazes Project is situated (which we refer to as the “Autazes Property”) are in an area encompassing approximately 98 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with Brazil’s national mining regulatory authority, Agência Nacional de Mineração (which we refer to as the “Brazilian National Mining Agency”), which is a specialized agency of the Brazilian Ministry of Mines and Energy. Under our current development plan for the Autazes Project, we intend to own, lease, have rights of access to or have rights to occupy, through Potássio do Brasil Ltda., 39 rural properties on which the facilities and infrastructure for the Autazes Project will be located. We currently have rights of access to 24 rural properties consisting of a total area of approximately 5.4 square miles, which include the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed.

Although we believe that, through administrative land regularization proceedings, with Brazilian governmental agencies (such as the Brazilian National Institute of Rural Settlement and Agrarian Reform, the Brazilian Ministry of Industry and Trade, and other agencies), we will be able to, and intend to, acquire ownership of these 24 properties, there is no guarantee that the relevant authorities will do so on a timely basis or at all, as our acquisition of properties in Brazil will depend on us following the applicable legal procedures and meeting the required legal standards, which will be assessed by the relevant authorities within an uncertain timeline. Additionally, in March, April and May 2024, we entered into agreements to lease, for a term of six years, the remaining 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of our dry stacked tailings piles (see also “Item 4.B. Business Overview—Foreign Investment Restrictions and Control—Foreign Investment Restrictions”). Each of these lease agreements also provides us with a right of first refusal to purchase the applicable leased property in the event of a sale of such property, and in connection with any such sale, we will be able to apply the aggregate amount paid under such lease agreement as a reduction in the sale price. For additional information regarding our planned land ownership, see “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Ownership of Land”.

Our Competitive Strengths

We believe that the following competitive strengths, among others, will position us for future operational success:

•

Strategic in-country location of the Autazes Project. The Autazes Project is located close to Brazil’s existing agricultural and farming areas and near the Amazon River system, thus enabling a shorter and more efficient inland path to Brazilian farmers, with the initial leg by river barge and the final leg by truck. We believe that the average total transit time to transport our potash product from the Autazes Project to domestically located customers in Brazil will be approximately two and a half days, which is approximately 43 times shorter than the transit time of up to 107 days that it takes to transport potash from other major potash producing suppliers in Canada and Russia to customers in Brazil. The state of Mato Grosso, Brazil is the largest consumer of potash among all states in Brazil and is responsible for more than 20% of domestic potash consumption. The state of Mato Grosso also shares a border with, and is a short distance from, the state of Amazonas, Brazil, where the Autazes Project is located. With expected at-scale production of an average of approximately 2.4 million tons of muriate of potash (which we refer to as “MOP”) per year, we believe that the Autazes Project should reduce Brazil’s reliance on imported potash, which made up approximately 98% of all potash used in Brazil in 2021. We believe the Autazes Project is the only potash project of significant size in Brazil, and we believe that it could eventually supply approximately 20% of Brazil’s current demand for potash.

•

Lowest anticipated delivered cost to farmers. We estimate that the delivered cost of potash from the Autazes Project to Brazilian farmers will be approximately half of the average cost of potash imported into Brazil, and we believe that we will be profitable at prices where approximately 70% of existing potash producers outside of Brazil would not be profitable. Potash imported into Brazil has a substantially higher marginal delivered cost than potash produced in Brazil, providing a margin advantage for domestic potash producers, particularly in our case since the Autazes Project is only five miles from a major river system. This provides us with a structural margin advantage given Brazil’s current reliance on imported potash, and market pricing that reflects elevated import costs.

The chart below reflects a comparison of our estimated cost and freight (CFR) costs of delivering our potash product to farmers in the state of Mato Grosso, Brazil, against the estimated CFR costs of certain current major international producers and exporters of potash delivering their potash to Mato Grosso, based on the following: (i) international shipping costs include road and/or rail freight costs from the respective production plants of such competitors to the respective ports in those countries, ocean freight costs, port charges (operation and demurrage), and ad hoc handling expenses, (ii) inland freight costs to Mato Grosso includes either freight costs from the Paranaguá port in Brazil to Mato Grosso (with respect to imported potash produced by our competitors), or inland road transportation costs from the Autazes Project to Mato Grosso (with respect to potash to be produced by us at the Autazes Project), and (iii) all road, rail, and ocean freight costs and port charges are estimated by CRU.

Source: the Technical Report.

•

Competitively advantaged carbon emissions profile. Based on our GHG Emissions Analysis, we believe that the Autazes Project will have a competitively advantaged GHG emissions profile from its anticipated operations in the following three material ways: (i) as compared to a potash producer located in Saskatchewan, Canada (which, according to our GHG Emissions Analysis, has a lower GHG emissions profile than the potash producers in other countries currently supplying potash to Brazil) using similar conventional underground mining methods (which are generally more energy efficient than alternative potash mining methods) and exporting an amount of potash to Brazil equal to the amount of potash that we anticipate producing, we believe that the aggregate Scope 2 GHG Emissions generated from the production of potash from the Autazes Project will be approximately 1.2 million tons (or approximately 80%) less per year, since we plan to have all of the electricity used at the Autazes Project be provided by Brazil’s national power grid, which generates approximately 80% of its power from renewable sources and has a lower carbon intensity of approximately 0.54 tCO2e/MWh, as compared to the power supply relied upon by a Saskatchewan potash producer (assuming such potash producer draws all of its power consumption from the Saskatchewan provincial power grid, which currently generates approximately 81% of its power from fossil fuels); (ii) assuming the same amount of potash that is currently being imported into Brazil and the current geographic supplier mix, we believe that the Scope 3 GHG Emissions associated with the distribution of our potash product and related logistics at the Autazes Project will be approximately 205,000 tons less per year than the average Scope 3 GHG Emissions produced by overseas potash producers currently importing potash into Brazil, primarily because the distances to transport our potash product to Brazilian farmers will be significantly shorter than those of the overseas suppliers; and (iii) based on the assumption that the local communities surrounding the Autazes Project use 3MWh of electricity per year, which is currently exclusively supplied by diesel generators, we believe that annual GHG emissions will be reduced since, following completion of the planned power transmission line that will connect the Autazes Property to Brazil’s national power grid, the local communities will be able to connect to the new electricity infrastructure and draw power from Brazil’s national power grid. As such, based on the three examples described above, we believe that the Autazes Project will result in an aggregate of approximately 1.4 million tons less GHG emissions being produced per year, which is the equivalent of planting approximately 56 million new trees (assuming an average annual CO2 sequestration of 50 pounds per tree). We believe that having a significant role in helping produce the lowest possible carbon footprint in a rapidly decarbonizing world is a strong competitive advantage. For additional information regarding our GHG Emissions Analysis, see “Item 4.B. Business Overview—Environmental, Social and Governance—Climate-related Risks and Opportunities (including GHG Emissions and Energy Management).”

•

Advancement of the Autazes Project to a near construction ready state. We have raised over $274 million through equity and debt financings for the development of the Autazes Project and have progressed it to a near construction ready state. The Environmental and Social Impact Assessment and the Technical Report have already been completed, and we have received all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project. We currently have rights of access to, and intend to own or have rights to occupy, a significant amount of the land planned for the Autazes Project, including all of the land on which the planned mine shafts, processing plant and port will be located, and we have entered into agreements to lease, for a term of six years, with a right of first refusal option to purchase, the remaining properties on which the other facilities for the Autazes Project (primarily consisting of the sites for our dry stacked tailings piles) will be located.

•

The development of the Autazes Project is a priority for Brazil. The Autazes Project was designated as a project of “National Importance” by Brazil’s Federal Government and National Observatory in September 2020. Additionally, in September 2021, the Federal Government of Brazil admitted the Autazes Project into the Brazilian Investment Partnership Program, which provides us with direct access to Brazil’s Attorney General to provide support on legal matters, and indicates that the Autazes Project should be a top priority for government officials in terms of their review of our permit and license applications.

•

Experienced and highly knowledgeable leadership team. We have an expert management team with significant development and operational experience at some of the world’s largest natural resource companies, as well as marketing, sales and business development experience at major potash companies. We boast support from an experienced natural-resource focused investor base and have relationships with some of the largest domestic Brazilian agribusinesses. Our Executive Chairman, Mayo Schmidt, is a seasoned executive with over 30 years of experience in global agriculture, energy, and supply chain management. He has held leadership roles in several prominent organizations. Mr. Schmidt was instrumental in the emerger of Agrium Inc. and PotashCorp., which resulted in the formation of Nutrien Ltd., where he served as president and chief executive officer. Mr. Schmidt also served as the president, chief executive officer and a director of Hydro One Ltd., where he led one of the largest initial public offerings in Canada, executed five acquisitions, and achieved significant cost reductions for Hydro One. Our Chief Executive Officer, Matthew Simpson, previously worked at the Iron Ore Company of Canada, a subsidiary of Rio Tinto and Mitsubishi Corp, where he held several progressive roles in business evaluation and operations planning, including as Mine General Manager. Mr. Simpson also has extensive experience in mine design, construction and project management from his previous work at Hatch Ltd. as a process engineer. Adriano Espeschit, the President and sole officer of Potássio do Brasil Ltda., previously worked for Vale S.A. – Iron Ore, Copper and Nickel and BHP Billiton in Australia, as well as Shell Canada where he was instrumental in discussions with the Fort McKay First Nation of Alberta regarding the development of the Lease 90 Project. Mr. Espeschit was part of the teams that developed the Sossego Copper Mine in Pará State with Vale S.A. and the Santa Rita Nickel Mine in Bahia State with Mirabela Nickel.

Our Business Objectives and Growth Strategies

Our primary business objectives are to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish these business objectives by pursuing the following strategies:

•

Focus solely on providing our potash from the Autazes Project to Brazilian farmers. Brazil is the world’s second largest market, and one of the fastest growing markets, for potash consumption, but it imports approximately 98% of its potash needs, primarily from Canada, Russia and Belarus. Our potash production at the Autazes Project is expected to be entirely granular MOP for fertilizer applications that are currently being used in Brazil. Our planned mine and surface assets are expected to be optimally positioned in the Brazilian market to produce potash in close proximity to Brazilian farmers, enabling ‘just-in-time’ delivery, with a shorter supply chain, as compared to overseas potash producers whose products must travel significant distances to reach Brazil, resulting in a significantly higher carbon footprint. We anticipate selling all of our produced potash in Brazil, and plan to target all of the key farming regions in Brazil, particularly the highest potash consuming states such as Mato Grosso.

•

Establish and maintain a position as the lowest-cost provider of potash in Brazil. Given the location of the Autazes Project, we believe that we will be able to provide our processed potash at the lowest all-in delivered cost to Brazilian farmers. Our priority is to build and operate the Autazes Project mine with a strong focus on operational and commercial efficiency to ensure that we can achieve the low operating cost and emissions profile that will differentiate the Autazes Project and our Company from our competitors. Because our potash ore body is located in Brazil only five miles from the Madeira River, our primary mode of product transportation will be through relatively low-cost river barges followed by trucks, whereas our competitors typically have to transport their potash products between 8,000 to 12,000 miles in total by trains and ocean vessels to reach Brazil, followed by in-land trucking. Because of our location advantage, we believe that our estimated cost to mine, process and deliver our potash product to Brazilian farmers will be lower than the transportation cost alone for imported potash, which should provide us with a substantial and sustainable competitive advantage. Additionally, the core competencies of our management team include the development and operation of natural resource assets, particularly bulk commodities, and as such, we intend to take an asset-light approach to transportation and distribution by using competent third-party vendors to ensure our focus is squarely on realizing value from the Autazes Project.

•

Establish strategic partnerships within the industry. To enable our supply chain to Brazilian farmers, we plan to pursue exclusive third-party marketing, logistics and offtake agreements with large-scale, vertically integrated Brazilian agri-business companies that have the scale and mid/downstream infrastructure to efficiently transport large quantities of our potash product from our planned port on the Madeira River to Brazilian farmers. We view this approach, which should provide us with access to tangible physical infrastructure and valuable local and regional agricultural knowledge, as both capital efficient and critical to establishing credibility and long-term customer relationships.

•

Nurture opportunity for sustainability leadership and innovation. An overarching component of our strategy is to establish our Company as an industry leader in sustainable potash production. We believe that our plan to connect the Autazes Project to Brazil’s national power grid, which has approximately 80% of its power generated by renewable sources, as well as the significantly shorter distances we expect to have to transport our potash product to Brazilian farmers, will enable us to establish a lower GHG emissions profile than can be found at other potash mines around the world. For example, based on our GHG Emissions Analysis, we believe that the Autazes Project will generate approximately 1.2 million tons (or approximately 80%) less Scope 2 GHG Emissions per year than the Scope 2 GHG Emissions generated by a potash producer located in Saskatchewan, Canada using similar conventional underground mining methods and exporting an amount of potash to Brazil equal to the amount of potash that we anticipate producing. For additional information regarding our GHG Emissions Analysis, see “Item 4.B. Business Overview—Environmental, Social and Governance—Climate-related Risks and Opportunities (including GHG Emissions and Energy Management).”

•

Expand our production capabilities and growth opportunities. The Autazes Project is estimated to have a mine life of 23 years at a production rate of an average of approximately 2.4 million tons per year. We have explored less than 5% of the Amazonas potash basin that we believe to be mineralized based on drilling that was done during the 1970s and 1980s by Petrobras, Brazil’s state-owned petroleum company. Future exploration offers the opportunity to extend the life of the Autazes Project as well as increase potash production.

See “Item 4.D. Property, Plant and Equipment” for further information on the timing of development of the Autazes Project, estimated costs and pricing of raw materials.

Our Industry and Market Opportunity

Overview

Potash is the common name for the group of minerals containing potassium (K). Together with nitrogen and phosphorous, potash is one of the three primary nutrients essential for plant life, and we believe that it is an essential component to sustainably feed a growing world. The use of potash is necessary in order to grow more food per acre by enabling farmers to improve agricultural productivity and crop quality.

Agronomically, potash is responsible for promoting all critical metabolic functions in plants and improving plant resistance to biotic and abiotic stress. For example, potash supports photosynthesis, protein formation, and water regulation, increasing plant strength and improving resistance to factors that adversely affect crop yields such as disease, pests, heat, drought, and frost.

Plants pull nutrients from the soil as they grow. Fertilizer helps farmers to replenish the nutrients that are removed from the soil, and ensures the soil health necessary to generate strong crop yields in future seasons. This is particularly important in regions such as Brazil where farming intensity is high due to its favorable climate and the increasing number of large-scale and broadly mechanized farming operations.

The vast majority of potash is applied as MOP, which is the potash fertilizer product we plan to produce at the Autazes Project. MOP is the form of potash that is used on potassium-intensive row crops such as corn, soybean, rice, cotton and sugarcane, all of which are commonly grown in Brazil. According to the CRU November 2022 Potassium Chloride Market Outlook, global annual sales of potash were approximately 78 million tons per year in 2021, and the compound annual growth rate of the global potash market was approximately 2.38% from, 2003 to 2021, outpacing the growth of the other primary fertilizer nutrients. Brazil is the second largest potash market and one of the fastest growing markets in the world for potash consumption (CRU Group, “CRU’s Potassium Chloride Database”, November 30, 2022). However, to properly contextualize the significance of Brazil, a general understanding of the global potash market supply and demand dynamics and the underlying drivers is beneficial.

Potash Demand

As the world’s population grows, so too does global economic output, prosperity, and the demand for calorie-rich diets. In turn, these drive higher protein consumption, which relies on potash to increase food production. For example, according to the USDA Economic Research Service, in the United States, approximately 46% of corn consumption is for animal feed, and approximately 43% is for the production of ethanol for blending with gasoline (USDA Economic Research Service, “Feed Grains: Yearbook”, September 12, 2024). In addition, according to a USDA Foreign Agricultural Service report, the majority of ethanol in Brazil is produced from sugar cane, another potash intensive crop (USDA Foreign Agricultural Service, “Biofuels Annual – Brazil”, September 5, 2023). We believe that increasing meat consumption and improving methods of fertilizer application (particularly in developing economies where potash has been historically underapplied) will be key drivers of increased potash use. Furthermore, as many countries adopt decarbonization policies and biofuels become an increasingly important part of the energy transition, potash may play not only a critical role in feeding the world, but also in fueling it.

Source: CRU Group, “Potassium Chloride Market Outlook”, November 2022.

According to the CRU November 2022 Potassium Chloride Market Outlook, global annual sales of potash reached a record of approximately 78 million tons of MOP consumed in 2021, and the global potash market is expected to grow to approximately 85 million tons by 2026, driven largely by Brazil and Asia. China is presently the world’s largest consumer of potash, followed by Brazil, however, as referenced in the chart above, demand from South America is projected to eventually outpace demand from East Asia. Furthermore, Brazilian potash consumption is expected to grow at a compound annual growth rate of 6.8% from 2023 to 2027, which is approximately 33% higher than the forecasted compound annual growth rate of 5.1% for global potash consumption during the same period.

Potash Supply

The global potash market is highly concentrated, comprised of just a few meaningful suppliers. The world’s largest potash reserves are located in only a few regions in the world. According to the CRU November 2022 Potassium Chloride Market Outlook, global potash exports in 2021 were approximately 62.9 million tons, with seven countries supplying over 97% of the global potash market. The countries that export the most potash are Canada, Russia, and Belarus.

Source: CRU Group, “Potassium Chloride Market Outlook”, November 2022.

The consolidated structure of the global potash market makes it susceptible to supply shocks, such as the disruptions caused by the COVID-19 pandemic, Belarussian sanctions, and Russia’s war in Ukraine, which have driven potash prices to record highs. The fastest growing regions in the world have few domestic sources of potash production, making them heavily reliant on imported potash and leaving them exposed to trade flow imbalances and supply chain disruptions. We expect the outlook for the global supply and demand of potash to be tight in the near future.

Market Opportunity: Brazil – A Key Potash Market

According to FAO, Brazil was the largest net exporting country of agricultural goods in 2022 (FAO, “FAO Corporate Statistical Database – Import Value and Export Value data”, 2022). And according to a release issued by the Brazilian Secretariat of Foreign Trade (SECEX) on January 16, 2024, Brazil exported approximately $166.6 billion of agricultural products in 2023, and Brazil ranks first in production for many of the world’s highest-demand and potash-intensive crops, such as soybean and sugarcane. In addition, Brazil’s agricultural land use has grown 3.3% from 2010 to 2021 (Our World in Data, “Land Use — Agricultural Land Use Chart”, 2021). Consequently, Brazil is a key market for potash producers, since in order to increase the volume and value of crop yields, frequent and balanced replenishment of nutrients in the soil is needed. Potash is integral to Brazil’s economic success, since Brazil generates approximately 27% of its gross domestic product from the agricultural sector (USDA Foreign Agricultural Service, “Brazilian Economic and Agricultural Overview”, February 9, 2022). However, Brazil, like many other high growth regions such as China and Southeast Asia, is heavily reliant on imported potash and imports approximately 98% of its potash needs (CRU Group, “CRU’s Potassium Chloride Database”, November 30, 2022). According to the CRU November 2022 Potassium Chloride Market Outlook, in 2021, Brazil imported approximately 13.8 million tons of potash, representing approximately 22% of imported potash globally. We believe that Brazil is currently the largest global importer of potash, as illustrated by the chart below.

Source: CRU Group, “Potassium Chloride Market Outlook”, November 2022.

Additionally, as illustrated in the chart below, most of the potash that Brazil imports comes from Canada, Russia and Belarus, with approximately 47% of its imported potash in 2021 coming from currently sanctioned countries.

Source: CRU Group, “Potassium Chloride Market Outlook”, November 2022.

Due to relatively high logistics expenses and the highly fragmented number of buyers, customers in Brazil typically pay a higher price for MOP than most of the world. According to the CRU November 2022 Potassium Chloride Market Outlook, the preferred MOP product in the Brazilian market is granular potash with a target grade of 60.5% potassium oxide (K2O) (95% MOP), and it typically sells for a premium over standard (fine) MOP. The historic Cost and Freight (CFR) spot price for granular potash delivered to Brazil as compared to the CFR China contract price for standard potash is illustrated in the graph below:

Source: Green Markets (a Bloomberg company), “Weekly Fertilizer Prices” database, September 2024.

We plan to produce only granular 60.5% K2O MOP and sell all of our potash domestically in Brazil. We believe that we will have low transportation costs because the Autazes Project is located only five miles from the Madeira River where relatively lower cost barges can be used to transport our potash product a substantial portion of the way to Brazilian farmers. Because the Autazes Project will be located near a major river system, we believe that our cost to mine, process and deliver potash will be lower than the transportation cost alone for imported potash, which will provide a substantial and sustainable logistics cost advantage for our potash product. Based on our GHG Emissions Analysis, by connecting the Autazes Project to Brazil’s national electricity grid, which has approximately 80% of its power generated by renewable energy sources, and as a result of the substantially lower distances that we will have to transport our potash product to Brazilian farmers, we believe that our operations in Brazil will generate approximately 1.2 million tons less Scope 2 GHG Emissions per year than the Scope 2 GHG Emissions that would be generated by a potash producer located in Saskatchewan, Canada using similar conventional underground mining methods and exporting an amount of potash to Brazil equal to the amount of potash that we anticipate producing.

We believe that Brazil’s government recognizes that reliance on imported potash is not a tenable long-term solution. In 2022, Brazil launched a national fertilizer plan that aims to reduce its use of imported fertilizers from 85% of its current aggregate use to 45% by 2050, which implies obtaining approximately 6.6 million tons of potash from domestic sources. The Autazes Project’s expected at-scale production of an average of approximately 2.4 million tons of MOP per year is expected to help Brazil achieve this objective. Additionally, the Autazes Project was designated as a project of “National Importance” by Brazil’s Federal Government and National Observatory in September 2020. The Federal Government of Brazil also admitted the Autazes Project into the Brazilian Investment Partnership Program in September 2021, which provides us with direct access to Brazil’s Attorney General to provide support on legal matters, and indicates that the Autazes Project should be a top priority for government officials in terms of their review of our permit and license applications. Furthermore, we believe that by purchasing the potash produced at the Autazes Project, Brazil will lower its total agricultural carbon footprint with a dramatically lower GHG emissions profile, as compared to purchasing potash from overseas producers. The Autazes Project is an asset intended to be ‘by Brazil, for Brazil’, with 100% of our produced potash expected to go to Brazilian farmers.

Strategic Relationships

Amaggi Offtake Agreement

In September 2022, we entered into a non-exclusive offtake agreement (which we refer to as the “Amaggi Offtake Agreement”) with Amaggi Exportação E Importação Ltda. (which we refer to as “Amaggi”), pursuant to which we will supply to Amaggi, and Amaggi will purchase from us, a certain minimum quantity of our potash product each year, which minimum quantity will generally be approximately 551,000 tons of potash per year following a three-year ramp-up period. If we fail to supply, or Amaggi fails to purchase, between 20% and 50% of such minimum quantity in any given year, a penalty would be imposed on us or Amaggi, respectively, that is equal to the product of (i) the quantity of potash that we fail to supply or Amaggi fails to purchase, as applicable, and (ii) 30% of the purchase price charged by us for our potash product during that year, and if we fail to supply, or Amaggi fails to purchase, above 50% of such minimum quantity in any given year, a penalty would be imposed on us or Amaggi, respectively, that is equal to the product of (a) the quantity of potash that we fail to supply or Amaggi fails to purchase, as applicable, and (b) 50% of the purchase price charged by us for our potash product during that year. Amaggi may also request to increase the minimum quantity in any given year during the term of the Amaggi Offtake Agreement, subject to our confirmation that we will have sufficient production and availability of our potash product at the Autazes Project.

Under the Amaggi Offtake Agreement, the purchase price for our potash will be payable in Brazilian real, will be based upon, among other factors, the prevailing market prices for potash at the time purchase orders are placed by Amaggi, and will be subject to a discount that will be applied to purchases made by Amaggi. Additionally, Amaggi has an option to lock in the purchase price for our potash for an entire year under the Amaggi Offtake Agreement.

The term of the Amaggi Offtake Agreement is 17 years commencing upon the conclusion of a test period of up to six months in order to confirm specifications for our potash product and satisfy certain other customary conditions precedent. Either party may terminate the Amaggi Offtake Agreement if, among other things, the other party is not in compliance with any condition precedent and such non-compliance is not waived. In such a case, the non-compliant party will be subject to a penalty equal to the product of (i) the total amount of potash that is expected to be supplied and purchased during the three-year period following the date of termination, and (ii) the average price charged by us for our potash product during the period of up to three years prior to the date of termination. The Amaggi Offtake Agreement may also be terminated without penalty (i) by either party in the event of, among other things, bankruptcy, judicial or extrajudicial recovery, or insolvency of the other party, or (ii) by us if we abandon the Autazes Project prior to the commencement of any commercial potash production. For more information regarding the terms of the Amaggi Offtake Agreement, see the full text of the Amaggi Offtake Agreement, which is included as an exhibit to this Annual Report.

Amaggi Distribution and Marketing Agreement

In September 2022, we entered into a distribution and marketing agreement (which we refer to as the “Amaggi Distribution and Marketing Agreement”) with Amaggi, pursuant to which Amaggi has the exclusive right to distribute and market, and provide certain advisory services to us with respect to, our potash product that we will produce at the Autazes Project, subject to certain exceptions. Under the Amaggi Distribution and Marketing Agreement, Amaggi will be entitled to a commission that will be calculated based on the gross sales value of the potash marketed and distributed by Amaggi, provided that, to the extent we make any sales of our potash to any third parties without the assistance of Amaggi, we will pay to Amaggi an agreed-upon percentage of the gross value of such other sales of our potash.

The term of the Amaggi Distribution and Marketing Agreement is 15 years commencing upon the start of commercial potash production at the Autazes Project. The Amaggi Distribution and Marketing Agreement may be terminated by either party in the event of, among other things, a (i) material breach by the other party of its obligations under the Amaggi Distribution and Marketing Agreement, which breach is not cured within 15 days of notice of such breach, or (ii) bankruptcy, judicial or extrajudicial court reorganization or insolvency of the other party. In addition, Amaggi may unilaterally terminate the Amaggi Distribution and Marketing Agreement if we undergo a corporate reorganization without Amaggi’s prior approval, or we are in breach of certain representations related to human and labor rights and environmental laws. Furthermore, we may unilaterally terminate the Amaggi Distribution and Marketing Agreement in the event of a serious environmental default caused by Amaggi. For more information regarding the terms of the Amaggi Distribution and Marketing Agreement, see the full text of the Amaggi Distribution and Marketing Agreement, which is included as an exhibit to this Annual Report.

Hermasa Shipping Agreement

In September 2022, we entered into a shipping agreement (which we refer to as the “Hermasa Shipping Agreement”) with Hermasa Navegação da Amazônia Ltda. (which we refer to as “Hermasa”), pursuant to which, Hermasa will transport, ship and deliver our potash product that we will produce at the Autazes Project to ports located in various locations throughout Brazil. Under the Hermasa Shipping Agreement, Hermasa has the exclusive right to transport our potash to ports located in Miritituba and Porto Velho, and has a first right of refusal to transport our potash to all other ports in Brazil.

Under the Hermasa Shipping Agreement, we are obligated to provide for delivery, and Hermasa is obligated to transport, ship and deliver, a certain minimum quantity of potash each year during the term of the Hermasa Shipping Agreement, which minimum quantity will range between approximately 2.2 to 3.0 million tons of potash following a four-year ramp-up period. Our failure to provide, or Hermasa’s failure to transport, the minimum quantity of potash will result in a penalty to us or Hermasa, as applicable. We will pay Hermasa a delivery fee of a fixed rate per metric ton of potash delivered, subject to a monthly adjustment for fuel prices and an annual adjustment for inflation.

The term of the Hermasa Shipping Agreement is 15 years commencing immediately after a six-month trial period. The Hermasa Shipping Agreement may be terminated by either party in the event of, among other things, a (i) material breach by the other party of its obligations under of the Hermasa Shipping Agreement , which breach is not cured within 15 days of notice of such breach, or (ii) bankruptcy, judicial or extrajudicial court reorganization or insolvency of the other party. In addition, Hermasa may unilaterally terminate the Hermasa Shipping Agreement if we undergo a corporate reorganization without Hermasa’s prior approval, or we are in breach of certain of our representations related to licenses and permits or commercial production at the Autazes Project. Furthermore, we may unilaterally terminate the Hermasa Shipping Agreement if Hermasa is in breach of certain of its representations related to licenses and permits or of its indemnification obligations to us. For more information regarding the terms of the Hermasa Shipping Agreement, see the full text of the Hermasa Shipping Agreement, which is included as an exhibit to this Annual Report.

Franco-Nevada Royalty Option Agreement

On November 1, 2024, our Company and Potássio do Brasil Ltda. entered into an option agreement (which we refer to as the “Option Agreement”) with Franco-Nevada Corporation (which we refer to as “Franco-Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to us of cash consideration of $1,000,000, Franco-Nevada acquired an option (which we refer to as the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash we will produce and sell from the Autazes Property (which we refer to as the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by Potássio do Brasil Ltda. or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (which we refer to as the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement (which we refer to as the “Final Exercise Period”). The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (based on potash granular price cost and freight Brazil).

Following the exercise by Franco-Nevada of the Option pursuant to the Option Agreement and subject to the conditions precedent described below, the Royalty Purchase Price will be paid by Franco-Nevada, if and when we have obtained full financing of project costs to achieve a minimum rate of potash production at the Autazes Project (as set forth in the Option Agreement), in quarterly installments pro rata with other sources of financing. The Royalty Purchase Price will only be used by us to fund costs for the construction and operation of the Autazes Project. Franco-Nevada is not obligated to pay any portion of the Royalty Purchase Price until certain conditions precedent are satisfied or waived, including, among others, (a) Potássio do Brasil Ltda. and its affiliates, Franco-Nevada, and each third-party lender providing financing for the Autazes Project entering into an intercreditor agreement; (b) receipt of all necessary regulatory and material third-party approvals and consents for the Autazes Project; and (c) Potássio do Brasil Ltda. providing Franco-Nevada evidence of the continued availability of financing for the Autazes Project (including completed equity financings representing at least 30% of the total costs to achieve a minimum rate of potash production at the Autazes Project, as set forth in the Option Agreement).

The Option may be exercised at any time prior to its expiration and will expire upon the occurrence of any of the following: (i) the earlier of (a) Franco-Nevada advising Potássio do Brasil Ltda. that it has determined that it will not exercise the Option, and (b) the expiration of the Final Exercise Period; (ii) the execution of a definitive agreement for the Royalty; (iii) Franco-Nevada providing written notice of termination of the Option Agreement, or (iv) 20 years from the date of the Option Agreement. During the term of the Option Agreement, our Company and Potássio do Brasil Ltda. are subject to certain restrictive covenants including, among others, limitations on (a) further encumbrances on the Autazes Project; (b) granting any other royalty, stream, offtake, advance product purchase, participation or production interest with respect to potash produced at the Autazes Project; (c) directly or indirectly selling or otherwise disposing of all or any part of our interest in the Autazes Project; (d) incurring certain indebtedness; (e) making any distributions; and (f) carrying on other forms of business other than the development of the Autazes Project and related activities. For more information regarding the terms of the Option Agreement, see the full text of the Option Agreement, which is included as an exhibit to this Annual Report.

Competition

The potash mining industry is subject to competitive factors, including, among others, the following:

•

Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions and increased price competition, or a significant change in agriculture production or consumption trends, could lead to a sustained environment of reduced demand for potash, and/or low commodity prices, which could favor competitors;

•

Our products will be subject to price competition from both domestic and foreign potash producers, including foreign state-owned and government-subsidized entities, who will be less impacted by fluctuations in global potash prices;

•

Potash is a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service;

•

Most of the potash mining companies with which we will be competing have a developed potash mining and production capacity, existing customer relationships, and greater financial resources and technical capabilities than we have at this point in time;

•

Competitors and potential new entrants in the markets for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities; and

•

Some potash customers require access to credit to purchase potash, and a lack of available credit to customers could adversely affect demand for our potash as there may be an inability for such customers to replenish their inventories due to a lack of credit. Additionally, we currently do not intend to provide credit to customers in connection with their purchases of potash from us, however, certain of our competitors may do so, and customers may choose to purchase potash from such competitors for this reason.

Furthermore, the mining business is competitive in all phases of exploration, development and production. We will compete with a number of other mining companies in the procurement of equipment and for the hiring of skilled labor. We also compete for financing with other mineral resource companies, many of which have greater financial resources and/or more advanced properties than us. Upon commencement of our operations, some of our largest competitors would include The Mosaic Company in Brazil, and Nutrien Ltd., Uralkali PJSC, and Belaruskali OAO outside of Brazil. As a result of this competition, we may in the future be unable to raise additional capital. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

Our ability to raise additional capital will depend on our success in developing the Autazes Project. Factors beyond our control may affect our ability to successfully develop the Autazes Project and commence mining operations and potash production. As a result of the competitive factors mentioned above or those that may not be known by us at this time, we may not be able to successfully develop and complete the Autazes Project. See also “Item 3.D. Risk Factors—Risks Related to Mining.”

Regulatory Overview

Brazilian Mining Regulations

Under the Brazilian Constitution, all Mineral Resources are initially the property of the Federal Government of Brazil until applicable permits, licenses, concessions, and mineral rights are granted to qualified and approved mining applicants. The right to explore and exploit Mineral Resources in Brazil are regulated by the Brazilian National Mining Agency under the Brazilian Mining Code (regulated by Brazilian Decree No. 9.406/2018) and applicable policies of the Brazilian Ministry of Mines and Energy.

Only Brazilian citizens, or legal entities incorporated under Brazilian law and having their head offices and management located in Brazil, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil. Accordingly, we conduct all of our mining activities through Potássio do Brasil Ltda., our subsidiary in Brazil. Except with respect to certain restrictions in the case of the border zones (which are the areas approximately 93 miles from the Brazilian borders), and with respect to the administrative land regularization proceedings we must conduct with applicable Brazilian governmental agencies in connection with our acquisition of ownership of rural properties in Brazil, there are generally no restrictions on the participation of foreigners in Brazilian mining companies, which can be wholly-owned by foreign individuals or legal entities. See also “Item 3.D. Risk Factors—Risks Related to Mining—Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons” and “Item 4.B. Business Overview—Foreign Investment Restrictions and Control” below.

In order to develop, construct, and commence the mining operations of the Autazes Project, we must undertake a licensing process pursuant to which the applicable federal, state, or municipal environmental authorities in Brazil will license, approve and authorize the location, exploration and development activities, construction, and operation of the Autazes Project. It is not always clear which level of government or regulatory agency in Brazil has authority over the environmental licensing of mining projects, and therefore, we believe that it would not be unusual if certain Brazilian regulatory agencies challenge the regulatory authority of certain other Brazilian environmental agencies over environmental licensing of mining projects, which may create uncertainties as to whether the Autazes Project should be licensed by Brazilian federal or state environmental agencies. Public prosecutors also have influence on such challenges or disputes, including through judicial actions.

Exploration Permits and Environmental Exploration License

In order for us to perform exploratory mining activities in Brazil, we first had to obtain specific permits called “Alvará de Pesquisa” (which we refer to as our “Exploration Permits”) from the Brazilian National Mining Agency, and a specific license called “Licença de Operação–Exploração” (which we refer to as our “Environmental Exploration License”) from the Instituto de Proteção Ambiental do Amazonas (IPAAM) (which we refer to as the “Brazilian Amazonas Environmental Protection Institute”), which is the environmental protection agency for the state of Amazonas, Brazil. We received a total of five Exploration Permits from July 2009 to September 2011, and our Environmental Exploration License in June 2009, which allowed us to perform exploration activities, including drilling, in our mineral rights area on the Autazes Property. Under our Exploration Permits, we had to strictly follow the exploration work plans submitted as part of our applications to the Brazilian National Mining Agency. Following the completion of our exploration work for the Autazes Project, we submitted to the Brazilian National Mining Agency for approval a final exploration report detailing the exploration activities conducted and attesting to the existence of the potash ore reserve. The Brazilian National Mining Agency approved our final exploration report in April 2015, and this approval enables us to request a mining concession, which, if approved, will permit mining and mineral exploitation activities, as described under “Item 4.B. Business Overview—Regulatory Overview—Mining Concession” below.

Environmental Licenses

There are three general types of environmental licenses that mining companies are required to obtain in order to be fully authorized to construct and operate a mine in Brazil, each of which is described below.

Preliminary Environmental License. The first type of environmental license is called Licença Prévia (which we refer to as our “Preliminary Environmental License”), which we initially obtained during the planning phase of the Autazes Project. In connection with our application to obtain our Preliminary Environmental License, we engaged Golder to prepare the Environmental and Social Impact Assessment, and we and Golder participated in public hearings, which were attended by over 4,000 people including a large contingent of indigenous persons, and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI, as Brazilian law provides that any indigenous people located within six miles of a future mine site have the right to be consulted. Following the completion of the Environmental and Social Impact Assessment in January 2015, we submitted it to the Brazilian Amazonas Environmental Protection Institute in connection with our application to obtain our Preliminary Environmental License. In July 2015, we

received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute, and, as part of the application and approval process, the Brazilian Amazonas Environmental Protection Institute evaluated the Environmental and Social Impact Assessment, as well as the location and concept of the Autazes Project, certified the environmental feasibility of the Autazes Project, and set forth the basic requirements that will need to be complied with in subsequent licensing and developmental phases.

Additionally, Brazil is a signatory to International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)), which is the major binding international convention concerning indigenous and tribal peoples, and sets standards for national governments regarding indigenous peoples’ economic, socio-cultural and political rights, which include the right to prior and informed consultation on any development activity that may impact indigenous peoples’ land and/or lives. In March 2017, we agreed to conduct additional consultations with the local Mura indigenous people (who make up the vast majority of the indigenous communities, villages and tribes near the Autazes Project) in accordance with International Labour Organization Convention 169. Such additional consultations were intended to provide the local Mura indigenous communities with an opportunity to learn about the Autazes Project, and to inform them about the potential impact of the development of the Autazes Project on their communities and way of life and our proposed plans to mitigate any negative impacts. The Mura indigenous communities invited 36 Mura villages to participate in such additional consultations, and established their own consultation and voting protocol, which provided that, in order to approve a resolution to support our environmental licensing process and the advancement of the Autazes Project: (i) at least 60% of the 36 villages was required to participate in a vote in order to establish a quorum and call for a valid vote amongst the local Mura indigenous communities; (ii) each village that participated in such vote was to be represented by six villagers, with each villager having one vote; and (iii) an affirmative vote of at least 60% of the votes cast was required to approve such resolution. In September 2023, we completed such additional consultations with the local Mura indigenous communities. Out of the 36 villages that comprise the local Mura indigenous communities, 34 villages participated in a vote, and over 90% of the eligible villagers participating in such vote affirmatively voted to approve a resolution, to support our environmental licensing process and the advancement of the Autazes Project. Furthermore, based on feedback from such consultations, we are currently working with the Mura indigenous people to develop a mutually agreed upon impact benefit agreement outlining commitments that we will undertake to benefit all 36 villages and their local communities (which we refer to as the “Impact Benefit Agreement”).

Our Preliminary Environmental License has been superseded by the Construction Licenses that we have received for the construction of the Autazes Project (see “—Construction Licenses” below).

Construction Licenses. We refer to the second type of environmental license, collectively, as the “Construction Licenses”, which are comprised of (i) licenses called Licença de Instalação (which we refer to collectively as the “Installation Licenses”), (ii) licenses called Licença Ambiental Única (which we refer to collectively as the “Specific Environmental Licenses”), and (iii) environmental authorizations (which we refer to collectively as the “Fauna Authorizations”). We currently anticipate that we will need a total of 21 Construction Licenses in connection with the construction of the Autazes Project. There are a total of seven Installation Licenses, which correspond to the following various areas of the infrastructure of the Autazes Project: (i) mine, (ii) potash processing plant and dry stacked tailings piles, (iii) roads, (iv) river barge port and potash stockpile at the port, (v) water distribution and supply, (vi) sewage treatment, and (vii) sanitary landfill. We also plan to construct a new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid, however, there will be a construction permit for the power transmission line that is separate from the Installation Licenses. There are a total of nine Specific Environmental Licenses, which relate to earthworks, vegetation suppression and water source drilling, and a total of five Fauna Authorizations, which relate to the capture and rescue of wild fauna, at these various infrastructure areas. In this phase of the environmental licensing process, the basic environmental plan outlining pollution control and compensatory measures are submitted to the Brazilian Amazonas Environmental Protection Institute for its review and approval. All of the plans and conditions that were required in order for us to obtain the Construction Licenses have been completed and satisfied by us and approved by the various applicable Brazilian federal, state and municipal agencies.

As of the date hereof, we have received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project. See also “—Current Status of our Licensing Process” below.

Operational License. The third type of environmental license is called Licença de Operação (which we refer to as the “Operational License”), which is the last phase of the environmental licensing process necessary to operate a mine in Brazil. The Brazilian Amazonas Environmental Protection Institute will review and consider any application for an Operational License, and will decide whether to issue this license following construction of the mining project. The Operational License is required for us to be able to perform mining and mineral exploitation activities in our mineral rights area, as well as sell the produced potash.

Mining Concession

At such time when we complete the construction of the Autazes Project, and we have received the Operational License, we believe that we will receive the mining concession called Concessão de Lavra (which we refer to as the “Mining Concession”), which is granted by the Brazilian Ministry of Mines and Energy. In connection with the Mining Concession, we previously prepared and submitted a plan called Plano de Aproveitamento Econômico (PAE) (which we refer to as our “Plan for Economic Development of the Deposit”), which has been approved by the Brazilian National Mining Agency. The Mining Concession will be granted based upon and in accordance with the approved Plan for Economic Development of the Deposit. As the holder of the Mining Concession, we will have exclusive rights to undertake mining operations for the Mineral Resources specified in the Mining Concession within the authorized mineral rights area. The Mining Concession will be valid until the depletion of the mineral deposit, as long as the holder complies with the obligations and requirements under applicable Brazilian mining regulations. Although mineral deposits in Brazil are federal property, a mining concession holder is the assured owner of the extracted mineral.

As the holder of the Mining Concession, we will have a range of obligations, including to: (i) start the mining work, in accordance with the development and mining plan approved by the Brazilian National Mining Agency, within six months from the date of publication of the Mining Concession in the Official Gazette of the Brazilian federal executive; (ii) carry out the mining work in accordance with the approved development and mining plan; (iii) extract only the minerals indicated in the Mining Concession or any addendum thereto; (iv) communicate to the Brazilian National Mining Agency the discovery of any mineral substance not included in the Mining Concession; (v) carry out the mining work in accordance with applicable laws, rules and regulations; (vi) appoint a duly qualified person to supervise the mining work; (vii) refrain from intentionally obstructing or hampering the future development of the mineral deposit; (viii) be liable for any loss or damage caused to third parties resulting from the mining work; (ix) not cause air or water pollution as a result of the mining work; (x) protect and preserve water sources, as well as to use them in accordance with applicable technical instructions and requirements; (xi) observe and comply with all instructions and recommendations of applicable regulatory authorities; (xii) refrain from suspending the mining work for more than six months without the prior consent of the Brazilian National Mining Agency; (xiii) keep the mine in good condition during any suspension period; (xiv) rehabilitate the areas degraded by mining; (xv) pay royalties; and (xvi) comply with the provisions of the Brazilian National Dams Safety Policy.

Once commercial production of potash commences, we will be required to pay financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral) in the form of a royalty (which we refer to as the “Mining Royalty”), currently at a rate of 2% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, including the Brazilian National Mining Agency and other environmental agencies, as determined by Brazilian law and regulations. Additionally, we will be required to pay a royalty equal to 50% of the Mining Royalty to the owners of any land not owned by our Company or Potássio do Brasil Ltda.

Additionally, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement”, the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court.

Once the exploitation of the mineral deposits has been concluded, the corresponding mining area must be rehabilitated in accordance with appropriate environmental and mine closure plans included as part of our Plan for Economic Development of the Deposit which was approved by the Brazilian National Mining Agency.

Current Status of our Licensing Process

Our current near-term goal is to start the primary construction of the infrastructure of the Autazes Project. We will not be able to obtain the Operational License or the Mining Concession until construction of the Autazes Project has been completed. Additionally, opposition by any governmental or non-governmental organizations to our proposed development or operations of the Autazes Project, such as the May 2024 Civil Lawsuit, may, among other things, result in delays or a shutdown of our development of the Autazes Project and require us to spend significant amounts of time and resources to resolve any such issues in order to secure or maintain necessary permits and licenses. See also “Item 3.D. Risk Factors—Risks Related to our Company—We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project” and “Item 4.B. Business Overview—Legal Proceedings” below.

The following summarizes the various permits and licenses that are required in order to be fully authorized to operate a mine in Brazil:

On December 30, 2024, we received two water resource operating licenses (outorga de usu de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the development and construction of the Autazes Potash Project located in the state of Amazonas, Brazil. These licenses authorize the Company to operate two deep water wells that will provide potable water for both construction and operational phases of the Project and advance the previously granted Installation Licenses for construction. These wells will supply sufficient fresh potable water for the processing plant and port needs. These permits mark the first phase of operations for the Project. The water resource operating permits cover the Project’s comprehensive water supply system, which is strategically divided between the processing plant area and port facilities located approximately 8 kilometers away. The deep wells, located within the plant site boundaries, are designed to meet all drinking quality (potable) water requirements during the initial construction phase and for future operations.

Environmental Regulations

Our exploration and development activities are, and our future mining operations will be, subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain operating policies that seek to comply with all applicable environmental laws and regulations.

To enforce environmental legislation in Brazil, the Federal Government of Brazil has established various administrative, criminal and civil penalties that will be imposed upon violators of environmental laws, rules and regulations, including fines, denial of credit lines from governmental entities, revocation of environmental licenses, and, in extreme cases, suspension of the company’s activities. The fines are imposed in accordance with the nature and severity of the infraction committed, which primarily depends on the extent of the damage caused or expected to be caused to the environment.

Environmental, Social and Governance

We are guided by the values of ethics, integrity, transparency and compliance with the law, our code of business conduct and ethics (which we refer to as our “Code of Business Conduct and Ethics”), which has been adopted by our board of directors, as well as by stakeholder expectations. We aim to embed environmental, social, and governance (which we refer to as “ESG”) considerations into our operations and business decisions to create long-term value for our stakeholders and society.

The Autazes Project has been developed with sustainability at the core of all of its developmental and operational components. Our commitment to ESG causes can be seen through our policies and actions. We continue to review and refine our ESG policies and frameworks to ensure that we can uphold our commitment to the communities we operate in and, more broadly, the global community.

As an organization, we are steered by our Code of Business Conduct and Ethics, as well as our ESG policies. Our ESG policies address our position and approach across ESG categories that impact our business, and cover material topics that are of the highest priority and importance to our internal and external stakeholders.

Environmental

Tailings and Waste Management

We carefully consider the management of, as well as efforts to minimize, waste (hazardous and nonhazardous) in our planned operations that poses a potential threat to public health or the environment. This includes the development of systems for the management of tailings, including monitoring and maintaining the stability of tailings storage facilities.

We plan to have our sodium chloride (i.e., more commonly known as table or road salt) tailings stored in one of two lined dry-stacked stockpiles at the surface of our mining operations, which is best practice in the mining sector. A majority of the tailings will be pumped back underground to fill mined-out caverns, with the balance being dissolved by rainwater. As such, there should be no remaining tailings on the surface to mitigate upon eventual closure of our mining operations.

Our environmental licenses include environmental conditions that we must continue to satisfy, and, in order to maintain our compliance with these conditions, we have established several monitoring points. For example, we collect monthly information about water quality at the Autazes Project as part of our environmental management program.

Deforestation and Biodiversity

In developing the Autazes Project, we aim to minimize ecological impacts associated with deforestation within and beyond the Amazon rainforest. We will implement environmental management plans at the mine site to address biodiversity impacts (e.g., flora and fauna), land use, and inactive site reclamation efforts, which includes the protection of permanent preservation areas.

Concerningly, the Amazon rainforest experienced record deforestation rates in 2021. Although this was caused by a number of factors, we believe that farmers burning trees to increase the amount of land that they are able to farm, rather than attempting to maximize crop yields per acre through proper application of fertilizer, contributed in part to this problem. We are considering the development of a plan to subsidize the purchase price for our potash and provide independent third-party expert application rate guidance for Brazilian farmers located in close proximity to the Amazon rainforest in exchange for a commitment to not deforest.

Additionally, we have created a seed nursery, which is managed by an indigenous agricultural technician, to start the growth of trees that will be used as part of our reforestation initiatives. In the first half of 2022, we donated more than 20,000 trees to the city of Autazes to be used for reforestation.

Climate-related Risks and Opportunities (including GHG Emissions and Energy Management)

We carefully consider the management of climate related risks and opportunities associated with large scale climate trends and patterns that could potentially benefit or harm the Autazes Project or our Company. Risks and opportunities may be associated with physical changes and/or changes related to a transition to a low carbon economy. This includes our direct Scope 1 GHG Emissions, our indirect Scope 2 GHG Emissions, as well as our Scope 3 GHG Emissions along the value chain, and our management of energy (e.g., renewable) or electricity consumed during our operations and business activities.

We commissioned a consulting firm to prepare our GHG Emissions Analysis to assess the GHG emissions that are anticipated to be generated by the Autazes Project. Our GHG Emissions Analysis was conducted by estimating Scope 1, 2 and 3 GHG Emissions along our value chain to provide an initial but comprehensive mapping of GHG emissions sources. Such estimates of our total GHG emissions are based on information contained in the Technical Report using the GHG Protocol Corporate Accounting and Reporting Standard (which we refer to as the “GHG Accounting and Reporting Standard”). Developed by the World Resources Institute and the World Business Council for Sustainable Development, the GHG Accounting and Reporting Standard outlines a standard set of accounting and reporting rules and guidance for companies to inventory and document their GHG emissions, including guidelines to identify and categorize the GHG emissions generated by all of the operations of a particular company. Additionally, we have also used the Corporate Value Chain (Scope 3) Accounting and Reporting Standard, which is a supplement to the GHG Accounting and Reporting Standard that provides a standardized approach to help companies assess their entire value chain emissions impact and identify where to focus their GHG reduction activities.

Our GHG Emissions Analysis assumes that (i) the Autazes Project will produce 2.4 million tons of potash per year, (ii) the Autazes Project will consume electricity 24 hours a day, 365 days per year, and will rely entirely on electricity supplied by Brazil’s national power grid, which generates approximately 80% of its power from renewable sources, (iii) all underground mining facilities and equipment used at the Autazes Project will be powered by electricity provided by Brazil’s national power grid, with the associated GHG emissions being categorized as Scope 2 GHG Emissions, (iv) transportation related emissions from the Autazes Project will be categorized as Scope 3 GHG Emissions, and (v) transportation by train of our potash product from our processing plant to our port, transportation by river barge of our potash product from our port to distribution centers, storage of our potash product in distribution centers, and distribution of our potash product from distribution centers to end-users will all be performed by third parties.

However, although we plan to construct and operate the Autazes Project using industry best practices and methodologies to achieve a low GHG emissions profile, and the estimates used in our GHG Emissions Analysis are modeled using information that we believe to be reasonable and reliable, our GHG Emissions Analysis is subject to the limitation that, since we have not yet commenced operations at the Autazes Project, the estimates of our GHG emissions are not based on actual amounts of GHG emissions generated in the course of our production and distribution of potash. Therefore, we were not able to account for certain data in the calculation of the estimates used in our GHG Emissions Analysis, such as data regarding the quantity of recyclable material produced per year and the quantity of refrigerant required in a year of operations.

Based on our GHG Emissions Analysis, we believe that the Autazes Project will have a competitively advantaged GHG emissions profile from its anticipated operations in the following three material ways: (i) as compared to a potash producer located in Saskatchewan, Canada (which, according to our GHG Emissions Analysis, has a lower GHG emissions profile than the potash producers in other countries currently supplying potash to Brazil) using similar conventional underground mining methods (which are generally more energy efficient than alternative potash mining methods) and exporting an amount of potash to Brazil equal to the amount of potash that we anticipate producing, we believe that the aggregate Scope 2 GHG Emissions generated from the production of potash from the Autazes Project will be approximately 1.2 million tons (or approximately 80%) less per year, since we plan to have all of the electricity used at the Autazes Project be provided by Brazil’s national power grid, which generates approximately 80% of its power from renewable sources and has a lower carbon intensity of approximately 0.54 tCO2e/MWh, as compared to the power supply relied upon by a Saskatchewan potash producer (assuming such potash producer draws all of its power consumption from the Saskatchewan provincial power grid, which currently generates approximately 81% of its power from fossil fuels); (ii) assuming the same amount of potash that is currently being imported into Brazil and the current geographic supplier mix, we believe that the Scope 3 GHG Emissions associated with the distribution of our potash product and related logistics at the Autazes Project will be approximately 205,000 tons less per year than the average Scope 3 GHG Emissions produced by overseas potash producers currently importing potash into Brazil, primarily because of the significantly shorter distances we will have to transport our potash product to Brazilian farmers, as compared to other potash producers having to transport their potash products to Brazil from production facilities located 8,000 to 12,000 miles away (primarily in Canada, Russia and Belarus); and (iii) based on the assumption that the local communities surrounding the Autazes Project use 3MWh of electricity per year, which is currently exclusively supplied by diesel generators, we believe that annual GHG emissions will be reduced since, following completion of the planned power transmission line that will connect the Autazes Property to Brazil’s national power grid, the local communities will be able to connect to the new electricity infrastructure and draw power from Brazil’s national power grid. As such, based on the three examples described above, we believe that the Autazes Project will result in an aggregate of approximately 1.4 million tons less GHG emissions being produced per year, which is the equivalent of planting approximately 56 million new trees (assuming an average annual CO2 sequestration of 50 pounds per tree).

Our analysis of the Scope 3 GHG Emissions that will be avoided due to the significantly shorter distances that we will transport our potash produced at the Autazes Project to Brazilian farmers, as compared to overseas potash producers currently importing potash into Brazil, generally takes into account and assumes the current amount and mix of potash being supplied to Brazil, and the largest production facilities and the corresponding methods of transport of the countries that currently supply potash to Brazil. The estimates of Scope 3 GHG Emissions related to the transportation of potash were calculated using the GHG Protocol Distanced-based method, which factors in the distance traveled, the size, mass or volume of the goods transported, and relevant emission factors, including average fuel consumption, average utilization, and the vehicles used for transportation and their associated GHG emissions. The key assumptions of this analysis include all potash being delivered to the port of Paranagua, Brazil, all potash being produced at the largest production facility in each supplying country, all transportation of potash from a production facility to a marine port in the supplying country being conducted by train, and all transportation of potash from a marine port in the supplying country to Paranagua, Brazil being conducted by bulk carrier. Over 70% of all potash imports enter Brazil via southern state ports, with the port of Paranaguá, Brazil receiving the highest volume of potash imports each year and over 3.3 million tons in 2023, according to Comex Stat, which is the official platform for foreign trade data published by the Brazilian government.

In connection with our analysis of the GHG emissions that will be avoided based on the new electricity infrastructure that will be put into place for the Autazes Project and local communities being able to connect to it to draw power from Brazil’s national power grid (which generates approximately 80% of its power from renewable sources), we identified the electricity demand from the local communities near the Autazes Project, identified that such communities typically used diesel generators to generate electricity, determined the GHG emissions factors for diesel generators and Brazil’s national power grid, and calculated the differences in GHG emissions based on the different sources of electricity.

Our construction and operational plans aim to minimize GHG emissions with several stringent programs to control all aspects related to suspended particles in the air, such as, but not limited to, housing all equipment that processes and handles potash in enclosed areas with pulse jet dust collectors, which are part of an air pollution control cleaning system that removes particulate matter and dust with bursts of compressed air.

For further information regarding the risks associated with climate change, GHG emissions, and our compliance with environmental laws and regulations, see also “Item 3.D. Risk Factors—Risks Related to Mining—We are subject to extensive environmental laws and regulations”, “Item 3.D. Risk Factors—Risks Related to Mining—Climate change and changes in climate change regulations could have a material adverse impact on our operations”, “Item 3.D. Risk Factors—Risks Related to Mining—Climate change and the direct and indirect costs of various existing and proposed GHG regulations may adversely affect our business, operations, and financial results”, “Item 3.D. Risk Factors—Risks Related to Mining—Adverse weather conditions, natural disasters, crop diseases, pests and other natural conditions could materially and adversely affect agricultural businesses, which in turn could significantly reduce the demand for potash and negatively impact our business”, “Item 3.D. Risk Factors—Risks Related to Mining—Inadequate infrastructure may prevent the development, construction and operation of the Autazes Project”, and “Item 3.D. Risk Factors—Risks Related to Our Company—We are subject to business and reputational risks related to sustainability and corporate social responsibility”.

Water Stewardship

We aim to manage water resources in a way that is socially equitable, environmentally sustainable, and economically beneficial. We plan to recirculate nearly 100% of the water used in the processing of our potash with only a small bleed-off to manage the build-up of impurities over time. We also will have uncovered tailings stockpiles that will be dissolved naturally by rain, and the resulting salty water will then be pumped underground into an existing aquifer.

Social

Engagement with Indigenous Communities

We are actively consulting and engaging with indigenous communities near the Autazes Project with respect to long term relationships, the delivery of sustainable benefits, business development, and economic reconciliation that we are aiming to provide during the exploration, project design, operation, and closure phases of the Autazes Project.

We believe that we are one of the first companies in Brazil to conduct indigenous consultations in accordance with International Labour Organization Convention 169, which is the major binding international convention that sets standards for national governments with respect to indigenous and tribal peoples’ economic, socio-cultural and political rights, which include the right to prior and informed consultation on any development activity that may impact indigenous peoples’ land and/or lives. One of the main differences in complying with International Labour Organization Convention 169, as compared to the guidelines and requirements established by FUNAI, is that the indigenous communities determine how and who within their communities will be consulted. We are committed to ensuring that we directly employ local indigenous people, as we will utilize indigenous-owned companies to provide goods and services required for our operations.

As part of our consultations and discussions with indigenous communities, the Mura indigenous people, who make up the vast majority of the indigenous communities, villages and tribes near the Autazes Project, will be proposing several programs that they would like to be implemented as part of the compensation and improvement that we intend to provide to the region.

On January 13, 2025, our wholly-owned subsidiary, Potássio do Brasil Ltda., signed a preliminary cooperation agreement with the Mura Indigenous Council (CIM) of Autazes, pursuant to which a preliminary framework was established for collaboration between the Project and the Mura Indigenous communities. Key elements include: (i) implementation of the “Plano Bem Viver Mura” – a sustainable development program; (ii) investment in social and cultural development initiatives for indigenous villages represented by CIM; and (iii) commitment to socioeconomic and environmental programs aligned with current environmental licensing and legal requirements.

Community Impact, Local Employment and Procurement

We will continue to consider various approaches to allocating capital to local communities and measuring direct and indirect impacts. We intend to undertake strategic efforts to meet the needs and address the concerns of community groups, including, for example, with respect to the advancement of common goals and the promotion of health and wellness, socio-economic empowerment, job creation, research, and other community benefits related to our activities. We also intend to employ workers from local or nearby communities and buy locally produced goods and services. We have started discussions with training schools in the region near the Autazes Project to help prepare our future workforce, and plan to train people for operating roles during the construction phase of the Autazes Project.

We are already, and plan to remain, very active in our local communities to ensure that the Autazes Project is developed and operated in a manner that gives back in a meaningful way to our local communities, including but not limited to, the nearby city of Autazes and village of Urucurituba.

Health and Safety

We intend to place great importance on the management of workplace health and safety for our employees and contractors, including protecting employees and contractors against possible injuries, work related illnesses, and/or occupational diseases that may occur while conducting any of our operations or activities.

We are working together with local and state governments to bring improvements to the city of Autazes and the surrounding region. We anticipate that the population of Autazes will grow during the development and construction of the Autazes Project, and, as such, we intend to prepare health and safety programs in order to attract and retain people in the region.

Governance

Corporate Governance and Ethics

We have developed a range of corporate governance policies (which are publicly accessible on our website) relating to, among other matters, (i) compliance with laws, (ii) conflicts of interest, (iii) confidentiality, (iv) corporate opportunities, (v) insider trading, (vi) ethical conduct and fair dealing, (vii) prohibitions against bribes and other improper payments, (viii) international trade controls, (ix) equal opportunities, and (x) safety and health in our Code of Business Conduct and Ethics. Additionally, as part of our focus on corporate governance and business ethics, we carefully consider the management of ethical and legal considerations such as related party transactions, whistleblower programs, prohibitions on trading of securities while in possession of undisclosed information, and anti-competitive practices. For example, we have instituted a whistleblower program with an independent reporting phone line to ensure that any concerns can be reported without fear of repercussion, and our directors, executives, officers and employees are subject to our insider trading policy, which prohibits trading in our Common Shares and other securities on the basis of material non-public information until after such information has been disclosed to the public.

We place a strong emphasis on board independence, shareholder democracy, and equitable executive compensation. The majority of our board of directors is comprised of independent directors, and each of the standing committees of our board of directors is comprised solely of independent directors.

Regulatory Compliance

We aim to comply with all applicable laws, rules and regulations in the jurisdictions in which we operate, and plan to maintain internal systems for assuring compliance. Our activities are regulated by our environmental and social permits and licenses, the applicable laws of Brazil, Canada and the United States, and our own internal system of checks and controls.

As we approach the construction and production phases of the Autazes Project, we will begin to define and develop the key performance indicators for the material social and environmental management goals we will aim to achieve, along with aligning them with our business strategy.

Prohibitions against Bribery and Corruption

We will strictly enforce our Code of Business Conduct and Ethics with all of our directors, executives, officers, employees, and designated agents. Our Code of Business Conduct and Ethics includes prohibitions against the offering, giving, receiving, or soliciting of any item of value to influence the actions of an official or other person in charge of a public or legal duty, including any form of bribery, as well as other actions that we consider corrupt, dishonest and/or fraudulent.

ESG Achievements

We believe that we have already enhanced thousands of lives in the communities near the Autazes Project. Some examples include:

Environment

•

In 2021, we conducted environmental monitoring on over 8,600 acres of land on or near the Autazes Property with the intention of preserving remaining forests, monitoring underground and surface water resources, and preserving historical heritage.

•

We have donated and planted over 20,000 trees and established an environment for the production of seedlings in the village of Urucurituba, which is the location of our planned port, in order to reforest the area.

Social

•

During the COVID-19 pandemic, we supported the city of Autazes in vaccinating over 9,000 people living in remote regions by providing logistical support, such as transportation, as well as funding an educational campaign.

•	In 2021, we distributed over 2,300 food and hygienic baskets to socially vulnerable families in the cities of Autazes and Careiro da Varzea, with approximately 9,000 beneficiaries.

•	In the communities near the Autazes Project, we donated food and support for school activities to 170 underprivileged children and their families.

•	We will partner with 14 different institutions and a group of universities to strengthen our ESG impact, in addition to implementing our internal ESG programs.

Governance

•	We created and filled an ESG Director position at Potássio do Brasil Ltda. to address all of our ESG related issues.

•

We intend to incorporate health, safety, and ESG goals into our compensation program to better align objectives across our Company and drive accountability by directly linking the achievement of such goals to financial rewards.

Based on the ESG related actions that we have taken to date, including the achievements described above under the categories of Environment, Social, and Governance, in May 2023, we received an “A” rating under an ESG analysis conducted by MSCI Inc., a corporate governance research firm with over 40 years of experience measuring and modeling the ESG performance of companies.

Board Oversight of ESG Strategies

Our board of directors oversees our ESG strategies to ensure consistency across our decisions, actions, and overall operations and activities, and is constantly evaluating our ESG governance framework to implement goals, policies, procedures, and actions to further bolster our ESG management and strategic decisions.

Employees

As of the date of this Annual Report, our Company has 14 employees and consultants in Canada, and Potássio do Brasil Ltda. has 22 employees in Brazil. Members of our management team are based in Canada and Brazil. We intend to continue to hire employees during our development phase and when we begin our mining operations. None of our employees is a party to a collective bargaining agreement, and we believe our relations with our employees are good.

Legal Proceedings

December 2016 Civil Lawsuit; Additional Consultations with Indigenous Communities

We received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute in July 2015. In connection with our application for our Preliminary Environmental License, we and Golder conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI. However, after receiving our Preliminary Environmental License, the Ministerio Publico Federal (which we refer to as the “Brazilian MPF”), which is Brazil’s federal prosecution office, initiated a civil lawsuit in December 2016 (which we refer the “December 2016 Civil Lawsuit”) that questioned the validity of our Preliminary Environmental License based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)). As a result of the December 2016 Civil Lawsuit, in March 2017, we agreed with the Lower Court overseeing the December 2016 Civil Lawsuit (which we refer to as the “Lower Court”), the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mining Agency, FUNAI, and representatives of the Mura indigenous people (who make up the vast majority of the indigenous communities, villages and tribes near the Autazes Project) to suspend our Preliminary Environmental License, and to conduct additional consultations with the Mura indigenous people in accordance with International Labour Organization Convention 169.

On April 25, 2023, the Brazilian federal appellate court (which we refer to as the “Appellate Court”) overseeing the Lower Court directed the rescission of the suspension of our Preliminary Environmental License (which we refer to as the “April 2023 Appellate Court Decision”) based on its opinion that, by agreeing to the suspension of our Preliminary Environmental License, the Lower Court unduly interfered with the Brazilian Amazonas Environmental Protection Institute’s authority to grant and administer our Preliminary Environmental License. On April 26, 2023, the Lower Court acknowledged the April 2023 Appellate Court Decision, and accordingly, the suspension of our Preliminary Environmental License was rescinded, and our Preliminary Environmental License was reinstated. Although the main condition to initiate the additional consultations with the Mura indigenous people in accordance with International Labour Organization Convention 169 was satisfied, and the suspension of our Preliminary Environmental License was lifted pursuant to the April 2023 Appellate Court Decision, we believe in the importance of consulting key stakeholders, including the Mura indigenous people, and therefore continued such consultations with the Mura indigenous communities. In September 2023, we completed such additional consultations with the local Mura indigenous communities in accordance with the consultation and voting protocol established by them. Out of the 36 villages that comprise the local Mura indigenous communities, 34 villages participated in a vote, and over 90% of the eligible villagers participating in such vote voted to approve a resolution, to support our environmental licensing process and the advancement of the Autazes Project.

Subsequent Lower Court Decisions and Resultant Appellate Court Decisions

On August 25, 2023, we submitted to the Brazilian Amazonas Environmental Protection Institute our application for the Construction Licenses to ensure that we moved to this next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. However, after our submission of our application, the Lower Court issued a new decision (which we refer to as the “Second Lower Court Decision”), which temporarily suspended our environmental licensing process, including our application for the Construction Licenses, based on the Lower Court’s interpretation that (i) our Preliminary Environmental License should have been issued by the Brazilian Amazonas Environmental Protection Institute, which is the environmental protection agency of the Federal Government of Brazil, rather than issued by the Brazilian Amazonas Environmental Protection Institute, and (ii) the issuance of our Preliminary Environmental License should have been preceded by an authorization from the National Congress of Brazil. The Brazilian Amazonas Environmental Protection Institute itself, however, disputed the Lower Court’s interpretation, as a Congressional authorization would only be necessary if the mining project was located inside delineated indigenous land, which is not the case with respect to the Autazes Project. Additionally, we, along with representatives from the Mura indigenous peoples and the Brazilian Amazonas Environmental Protection Institute, filed respective appeals against the Second Lower Court Decision, and the Attorney General of the State of Amazonas also filed an action before the Appellate Court to annul the Second Lower Court Decision, which was similar to the action that resulted in the April 2023 Appellate Court Decision, and which claimed, among other things, that the Second Lower Court Decision violated the April 2023 Appellate Court Decision. In October 2023, the Appellate Court accepted the action from the Attorney General of the State of Amazonas and granted an injunction to suspend the Second Lower Court Decision, therefore reinstating our environmental licensing process and allowing it to proceed, as well as clarifying that the Brazilian Amazonas Environmental Protection Institute has jurisdiction over issuing our environmental licenses.

In November 2023, the Lower Court issued a new decision (which we refer to as the “Third Lower Court Decision”), which temporarily suspended for the third time our environmental licensing process and the results of our additional consultations with the local Mura indigenous communities. We then filed an Interlocutory Appeal and a Complaint Lawsuit against the Third Lower Court Decision, which sought to demonstrate that the Lower Court was repeatedly suspending our environmental licensing process despite the repeated decisions from the Appellate Court. In February 2024, the Appellate Court accepted our Complaint Lawsuit and granted another injunction to suspend the Third Lower Court Decision and reinstate our environmental licensing process.

May 2024 Civil Lawsuit

In May 2024, the Brazilian MPF initiated another lawsuit (which we refer to as the “May 2024 Civil Lawsuit”) contesting the environmental licensing of the Autazes Project, based on similar claims as those alleged in the December 2016 Civil Lawsuit. The May 2024 Civil Lawsuit seeks a preliminary injunction to suspend the environmental licensing process of the Autazes Project and all issued licenses. In September 2024, the Lower Court issued a request to the Brazilian Amazonas Environmental Protection Institute to provide additional documents and information relating to the environmental licensing of the Autazes Project, and it is possible that there could be a ruling from the Lower Court as early as the end of November 2024. Should the Lower Court render an unfavorable decision against the Autazes Project in the May 2024 Civil Lawsuit, such decision will be subject to appeal to the Appellate Court, where, historically, we have been successful in upholding the environmental licensing process of the Autazes Project. However, any future unfavorable decision by the Appellate Court would result in a temporary suspension of the construction of the Autazes Project while we challenge any such future decision at Brazil’s Supreme Federal Court. See also “Item 3.D. Risk Factors—Risks Related to our Company—We may face potential opposition to the Autazes Project, which could increase our operating costs or result in substantial delays or a shutdown of the Autazes Project.”

Foreign Investment Restrictions and Control

Foreign Investment Restrictions

Mining exploration and exploitation activities may only be undertaken by private entities incorporated under Brazilian law and having their head offices and management located in Brazil. Except in the case of the border zones, which are the areas approximately 93 miles from the Brazilian borders, there are no restrictions on the participation of foreigners in Brazilian mining companies, which can be wholly-owned by foreign individuals or legal entities. Mining activities in the border zones may only be carried out with the prior consent of the Brazilian National Defense Council.

According to current interpretation of Brazilian legislation, based on Brazilian Law No. 5.709/1971 regulated by Decree No. 74965/1974, Opinion CGU/AGU dated as of August 23, 2010, issued by the General Counsel of the Federal Government Office of Brazil, there are certain restrictions for the acquisition or lease of rural lands by Brazilian companies organized under the laws of Brazil and domiciled within Brazilian territory, but that are, in fact, an investment vehicle company of a foreign individual or entity, in which the majority of the corporate capital or power to control such company is held, directly or indirectly, by a foreign individual or entity domiciled abroad. In general, a direct or indirect transfer of such rural property to a Brazilian company that is controlled by a foreign individual or entity is subject to certain restrictions and limitations, and must be previously authorized by the Brazilian National Institute of Rural Settlement and Agrarian Reform (which we refer to as the “INCRA”), pursuant to INCRA Normative Instruction number 88, of December 13, 2017. Any acquisition or lease of rural property that violates such restrictions and limitations will be considered null and void, and the INCRA may order the reversal of such acquisition or lease, returning the ownership or possession of such rural property to its previous owner.

Foreign Investment Control

In accordance with Normative Rulings 2,119/2022 and 2,172/2024 issued by the Brazilian Federal Revenue (Receita Federal do Brasil), foreign individuals and legal entities owning equity in Brazilian companies, real estate properties, airplanes, ships, and other assets located in Brazil, which are subject to public registration with the relevant Brazilian authorities, must enroll themselves with the Individual Taxpayers’ Registry of the Ministry of Economy if an individual, or with the Corporate Taxpayers’ Registry of the Ministry of Economy if a legal entity. The same applies to beneficiaries of certain security interests, such as mortgages.

It is also mandatory to enroll such foreign investors with the Declaratory Registration of Non-Residents of the Central Bank of Brazil (Cadastro Declaratório de Não Residente). Such foreign investors must also register their relevant capital contributions in the Brazilian subsidiary in the electronic system of the Central Bank of Brazil (Sistema do Banco Central do Brasil), which will allow such Brazilian subsidiary to remit dividends to its foreign shareholders and repatriate the registered capital.

We believe that we and our affiliates are currently in compliance with such Brazilian rules and regulations with respect to our respective investments and/or businesses in Brazil.

Additional Exploration Areas

Within our cumulative mineral rights area of approximately 680 square miles located in the Amazon potash basin, we have made four discoveries of potash ore near the following communities: Autazes, Itacoatiara, Itapiranga, and Novo Remanso. This includes the potash ore resources for the Autazes Project. The vast majority of our diamond core drilling, permitting, engineering, and environmental and social studies has been conducted in connection with the Autazes Project, and our primary focus is on the development and eventual construction and operation of the Autazes Project. However, we hold mineral rights to the other three areas where potash ore has been discovered by us, and we may conduct additional exploratory activities in those areas in the future.

Brazil is an Emerging Market

Our subsidiary, Potássio do Brasil Ltda., is a limited liability company located in Brazil, an emerging market. We are able to control Potássio do Brasil Ltda. through our ability to cause the appointment or removal of its officers. Pursuant to Brazilian Federal Law 10.406/2002 (Civil Code—Articles 1.060/1.065) and Brazilian Federal Law 6,404/1976, our Company, as the sole quotaholder (which is similar to a shareholder) of Potássio do Brasil Ltda., is empowered to appoint and remove any officer of Potássio do Brasil Ltda. As a limited liability company, Potássio do Brasil Ltda. does not have a board of directors and is only required to have at least one officer (referred to as an administrator in Brazil), being Adriano Espeschit, the President and sole officer of Potássio do Brasil Ltda.

Pursuant to Brazilian Federal Law, individuals will be disqualified for appointment to an administrative office of a limited liability company if they have been criminally convicted for certain offenses, including bankruptcy offenses, fraud, bribery or corruption, misappropriation of public funds or embezzlement, or crimes against the national economy, decency or public property, or they are subject to any criminal sanction which precludes, even temporarily, access to public office. Additionally, individuals will also be disqualified if they have been barred from serving by the Comissão de Valores Mobiliários (the Securities Commission of Brazil) in cases of being declared incapacitated or by a special law. Furthermore, individuals can be prohibited from acting as an officer if they are declared incapacitated.

We have designed a system of corporate governance for our Company and our subsidiary that includes internal controls over financial reporting and disclosure controls. All Company funds are maintained in North America and any funds disbursed to Brazil follow a monthly process of: (a) submission of a request for funds with an expenditure report outlining the expense items; (b) a review by our Chief Executive Officer and Chief Financial Officer, and discussion, if needed, to confirm the amount and use of all funds to be disbursed; and (c) a wire (approved by our Company) to disburse such funds. There are no restrictions with respect to the total amount of international funds that can be transferred into Brazil. Moreover, our Chief Executive Officer and/or the Chief Financial Officer, who are based in North America, indirectly have control over the bank accounts of Potássio do Brasil Ltda., including any revenues that are generated in Brazil, through the appointment of the sole officer of Potássio do Brasil Ltda., being Adriano Espeschit, its President. These systems are coordinated by our senior management and overseen by our board of directors in order to monitor our subsidiary.

The primary language of Brazil is Portuguese. Adriano Espeschit, the President and sole officer of Potássio do Brasil Ltda., and Peter Tagliamonte, a director of our Company, are fluent in Portuguese. To mitigate any potential language barriers, we ensure that at least one member of management or a director who speaks both English and Portuguese is present at all management meetings where people from Canada and Brazil are present. In addition, any material documents not presented in English are translated.

Our board of directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with our operations in Brazil. Through these updates, assessments and reports, our board of directors gains familiarity with the operations, laws and risks associated with operations in Brazil. Several of our executives and members of our board of directors (i) are familiar with the laws, business culture, and standard practices of Brazil; (ii) have Portuguese language proficiency; (iii) are experienced in working in Brazil and in dealing with Brazilian government authorities; and/or (iv) have experience and knowledge of the local banking systems and treasury requirements of Brazil. For example, Adriano Espeschit has over 35 years of experience in building and operating mines globally for international companies, including having been involved in several mutually successful consultations with indigenous communities, and working as contract leader at the Petromisa Potash mine in Brazil. Additionally, Peter Tagliamonte has over 35 years of experience in the global mining industry, with more than 20 years focused in Brazil. For additional information regarding the experience of our executives and directors, see “Item 6. Directors, Senior Management and Employees.”

To operate in Brazil, we must comply with certain investment restrictions and controls. We retain local counsel to provide specific advice with respect to local laws in Brazil. For additional information regarding the investment restrictions and control of Brazil, see “Item 4.B. Business Overview—Foreign Investment Restrictions and Control—Foreign Investment Restrictions”.

Differences in cultures and practices between Canada and Brazil are addressed by employing competent staff in Canada and Brazil who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities, and have experience with and knowledge of the local banking systems and treasury requirements. For additional information regarding the risks associated with operating in Brazil see “Item 3.D. Risk Factors—Risks Related to our Business” and “Item 3.D. Risk Factors—Risks Related to Mining.”

Civil Investigation relating to Mining Rights Surrounding Other Indigenous Communities

In June 2005, the Brazilian MPF opened a civil investigation against the Brazilian National Mining Agency seeking to reject mining applications and cancel mining titles with respect to the areas occupied by the Cinta Larga indigenous communities (which are comprised of the Roosevelt, Aripuanã, Parque Aripuanã, and Serra Morena indigenous lands), as well as those surrounding areas within 10 kilometers of such lands. The areas that are the subject of this civil investigation are located in a different state than the state of Amazonas where the Autazes Project is located, this civil investigation involves different indigenous communities than the Mura indigenous people whom we consulted in accordance with International Labour Organization Convention 169, and none of our Company, the Autazes Property, or the Autazes Project is subject to this civil investigation.

In May 2022 and June 2022, the lower court and the appellate court, respectively, ruled against the Brazilian National Mining Agency, which appealed the decisions to Brazil’s Superior Court of Justice and Supreme Federal Court. Additionally, in May 2022, the Supreme Federal Court issued a pending ruling that would prevent the Brazilian National Mining Agency from granting new mining rights in the areas surrounding the subject indigenous communities. If the decisions rendered by the lower and appellate courts are upheld and the Supreme Federal Court’s decision becomes final, the Autazes Project would be affected only in the event that the Brazilian National Mining Agency interprets such court decisions as applying to other currently existing mining rights in areas within 10 kilometers (or approximately 6.2 miles) of other indigenous lands in Brazil. The Brazilian MPF could also use the legal precedent to file new lawsuits in order to expand and apply the Supreme Federal Court’s decision to other mining rights in areas surrounding indigenous lands. If this were to occur, and if the Brazilian National Mining Agency and/or the Brazilian MPF take action to explicitly prohibit mining activities in the areas within 10 kilometers of the Jauary indigenous land (which is indigenous land demarcated by FUNAI and located within the Autazes Property on which certain Mura indigenous communities live), the Autazes Project would then not be viable as currently planned since, even though no part of the Autazes Project will be located on Jauary indigenous land, the vast majority of our Mineral Reserves, as well as approximately 75% of the land that we currently have rights of access to and ultimately intend to own or have rights to occupy (which include the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed), and approximately 80% of the land that we currently lease and ultimately intend to purchase for the Autazes Project (which include the project sites for our dry stacked tailings piles), are located in areas within 10 kilometers of the Jauary indigenous land. Furthermore, in the event that the Brazilian National Mining Agency would adopt such an interpretation, or that the Brazilian MPF would take such actions, such interpretations and actions would adversely impact several existing operational mining projects, many of which employ indigenous people, which would, in turn, result in substantial economic loss and layoffs, including adverse economic as well as social effects on a number of indigenous communities.

C. Organizational Structure

We are a holding company and we conduct substantially all of our business through our subsidiary, Potássio do Brasil Ltda. As a holding company, our future operating revenues are dependent on Potássio do Brasil Ltda., the Autazes Project, and the distribution of those earnings to us. See also “Item 3.D. Risk Factors—Risks Related to Our Company—We are a holding company and we conduct substantially all of our business through our subsidiary, Potássio do Brasil Ltda.”

Our organizational structure is as follows:

D.	Property, Plant and Equipment

DESCRIPTION OF THE AUTAZES PROJECT AND THE AUTAZES PROPERTY

We engaged ERCOSPLAN, an engineering consulting firm with significant experience in the potash mining industry, to prepare the Technical Report, which includes Mineral Resource and Mineral Reserve estimates and capital construction, operation and economic estimates, on the Autazes Project. To date, 43 exploration holes totaling approximately 121,000 feet have been drilled on the Autazes Property, and the results from these drill holes form the basis of the Technical Report, prepared in accordance with the SEC Mining Modernization Rules, which govern disclosure for registrants with material mining operations.

Unless stated otherwise, the information in this section is summarized, compiled or extracted from the Technical Report. Certain numeric values describing the Autazes Project and the Autazes Property disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States. Portions of the Technical Report have been extracted, summarized and disclosed in this Annual Report with the consent of ERCOSPLAN, whose representatives are Qualified Persons (i.e., independent geologists, engineers and mineral industry professionals with at least five years of relevant experience) within the meaning of the provisions of the SEC Mining Modernization Rules.

Regional Geology, Deposits and Potash Mineralization

The potash deposits that we intend to mine are situated in the northwestern part of Brazil, in the Amazon Basin, which is a large Paleozoic basin that covers approximately 200,000 square miles.

The sedimentary rocks of the Amazon Basin overlap the Pre-Cambrian rocks of the Guiana Shield to the north and the Central Brazil Shield to the south. The thickness of the strata above the Pre-Cambrian rocks is up to approximately 3.8 miles. Mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and/or others (e.g., kieserite, polyhalite, and others). The Amazon Basin contains rocks ranging in age from the Proterozoic to Permian periods, which are overlain by rocks from the Cretaceous, Palaeogene, and Quaternary periods.

The rocks in the Amazon Basin are divided into the following six formations (from top to bottom):

•	Solimoes Formation, consisting of unconsolidated clays with abundant organic contributions;

•	Alter do Chao Formation, consisting of sandstones interbedded with shales and minor conglomeratic layers;

•	Andira Formation, consisting of thick layers of siltstone intercalated with thin anhydrite horizons;

•	Nova Olinda Formation, consisting of shale and/or siltstone, marl and/or fine grained (dolomitic) limestone, anhydrite, rock salt with intercalated layers of anhydrite, shale and some sylvinite;

•	Itaituba Formation, consisting of limestone with anhydrite rocks and intercalations of shales and siltstones; and

•	Monte Alegre Formation, consisting of sandstones.

The potash-bearing horizon is subdivided into the following three zones (from top to bottom):

•	Upper Sylvinite zone with an interlayering of red sylvite and halite, and with minor amounts of sulphate minerals. Sometimes minor amounts of carnallite were also detected;

•	Middle Sulphate zone consisting of various sulphates (anhydrite, kieserite, polyhalite and others) interlayered with sylvite and halite and carnallite distinguished; and

•	Lower Sylvinite zone with an interlayering of white sylvite and halite, and with minor layers of sulphates (mainly anhydrite).

The top of the potash-bearing horizon was determined to be at a depth between approximately 0.4 mile to 0.5 mile. In general, the potash deposit dips from the northwest to the southeast of the Autazes Property. The total thickness of the potash-bearing horizon in the explored area of the Autazes Property ranges between 2.3 feet and 13.1 feet, with an average potassium chloride (which we refer to as “KCl”) grade of 25.0%. The maximum thickness of the potash-bearing horizon is 13.1 feet and is found in the explored northwestern center of the Autazes Property, while the thickness decreases towards the north, southwest and southeast parts of the Autazes Property. The average thickness of the whole area of the potash-bearing horizon is 6.2 feet. The KCl grade ranges from approximately 10.1% to 43.4%. The highest KCl grades (which are higher than 40% KCl) are found in the eastern part of the Autazes Property, while KCl grades of 30% or more are found in the whole central part of the explored Autazes Property, interrupted by a suspected northwest to southeast directed low grade zone.

Location

The Autazes Property is located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil.

The mine, processing plant and tailings piles for the Autazes Project will be located approximately 12 miles northeast of the Autazes city center in a rural area, near the village of Lago Soares. The site for the port is located approximately 7.5 miles southeast of the processing plant site by road, in the village of Urucurituba on the banks of the Madeira River. The coordinates for each location are as follows:

Location	Longitude	Latitude
Production shaft	58° 58’ 25.983” W	3° 29’ 38.230” S
Processing plant (product loading point)	58º 58’ 22.475” W	3° 29’ 59.686” S
Port (product loading point)	58° 55’ 16.845” W	3° 32’ 43.915” S

Access, Climate and Physiography

Access

The Autazes Property can be accessed from the city of Manaus by crossing the Amazon River (Negro and Solimões) by boat or ferry in the stretch between the port of Ceasa in Manaus and the port of Careiro da Várzea on the right bank of the river, and then travelling via highways BR-319 (16 miles) and AM-254 (58 miles) to the Madeira River, which is also crossed by boat or ferry in order to reach the city of Autazes. From the city of Autazes, highway AM-254 extends approximately eight miles south to the western bank of the Madeira River. From there, access can be achieved by boat via an approximately 16 miles downstream journey on the Madeira River (northeast direction) to the boat mooring location at the Urucurituba village, at which the proposed port facilities for the Autazes Project will be located. A 7.5-mile unpaved road will be constructed between the Urucurituba village and the entrance to the mine.

Alternatively, the Autazes Property can be accessed by travelling downstream on the Amazon River to the confluence with the Madeira River and then from there travelling upstream on the Madeira River to the boat mooring location at the Urucurituba village. The entire length of this river route on the Amazon River and the Madeira River is approximately 106 miles.

Climate

The climate of the city of Autazes is tropical monsoon with a short dry season. Climate data is based on two periods: from 1961 to 1990 and from 1992 to 2021. The wettest months were January through April with up to 16 inches of precipitation per month. Average annual precipitation was approximately 100 inches. The warmest months were September and October with an average monthly temperature of approximately 81°F, while the coolest months were January and February with an average monthly temperature of approximately 79°F. Hence, the annual temperature is relatively constant. Relative humidity was high throughout the years with monthly highs of approximately 88% to 90% in March and April, and monthly lows of approximately 80% from September to November. Average annual evaporation was approximately 37-40 inches, and the months with the highest evaporation, which ranged from 4.0-4.3 inches, were September and October.

Physiography

The terrain at the intended sites of the mine and processing plant is relatively flat with elevations ranging from 26 to 164 feet above sea level. Certain parts of the Autazes Property are prone to seasonal flooding caused by high water levels in the nearby rivers, including the Amazon River and the Madeira River. We believe that the proposed surface infrastructure for the Autazes Project, including the mine shafts, processing plant and tailings sites, will be located at an elevation high enough to not be affected by seasonal flooding, as well as to withstand significant floods caused by water levels higher than seasonal averages. However, flooding can affect our potash transportation logistics.

The southern portion of the Autazes Property has the highest topographic elevations. Towards the northeast part of the Autazes Property, at the junction of the Amazon River and Madeira River, the elevation decreases and the relief becomes relatively uniform.

Two main types of ground features are found at the Autazes Property: the Amazon Plain and the Lower Amazon Plateau. The Amazon Plain corresponds to the areas that are most subject to flooding and is usually associated with the gleysols and fluvisols soil types. The Lower Amazon Plateau is characterized by soft hills, in which the acrisols and latosols soil types are present.

Prior History and Exploration

Prior to our development and planned operations, there is no recorded history of mining operations or development of mining infrastructure on the Autazes Property.

Potash exploration in the Amazon potash basin during the first exploration phase was commenced by Petrobras in 1973 and lasted until 1988. One of the holes drilled by Petrobras encountered a 9.8 feet thick potash-bearing horizon, which is the mineralized section. Between 1979 and 1983, Petrobras drilled 29 holes within the Fazendinha potash deposit, of which 12 intersected the mineralized section. During the same period, Petrobras drilled an additional 25 holes within the Arari potash deposit, of which 16 holes intersected the mineralized section. Both the Fazendinha and Arari potash deposits are located close to the Autazes Property.

Between 1989 and 2008, no exploration drilling for potash was performed in the Amazon potash basin. During that time, Falcon Metais Ltda. acquired mineral rights for portions of the Fazendinha and Arari potash deposits.

In 2000, during an exploration campaign for oil and gas, Petrobras conducted a 2D seismic survey in the vicinity of the Autazes Property consisting of three profiles, each in the northwest to southeast and southwest to northeast directions. The total length of these profiles was 22 miles. The distance between the parallel profiles was between 1.2 and 2.1 miles. The area covered by the overlapped profiles was only 3.1 × 3.1 miles (approximately 2.7 square miles). The seismic interpretation for the evaporite basin was prepared by our geologists.

For each profile, the base of the Andira Formation, Marker 10 (top of the rock salt), and Marker 11A (base of the rock salt) have been interpreted. An analysis identified rock salt in all profiles and determined that an extensive distribution of the rock salt was present at the Autazes Property. However, within a profile, the thickness of the rock salt can vary by up to 50%. Furthermore, fault structures within the Nova Olinda Formation were identified. However, a correlation of these recorded fault indications between the profiles is not possible in every case. Based on the specific rock mechanical properties of the rock salt and the sylvinite, it was assumed that such fault zones in the highly saline section of the sequence are not present as fractures, contrary to the representations in the profiles, but rather as folding and/or thickening or thinning of the rock salt sequence. Due to the inconclusive interpretation of the fault zones, such fault zones were initially excluded from the geological model. As such, we believed that it was necessary to conduct an additional 2D seismic survey as described below.

Site investigation of the Autazes Property, based on available data, was conducted by Potássio do Brasil Ltda. between 2007 and 2008. The first exploration hole at the Autazes Property was drilled by Potássio do Brasil Ltda. in 2009, and exploratory drilling activities continued intermittently at the Autazes Property until early 2016, during which 43 exploration holes were drilled. No further exploratory drilling activities have been conducted at the Autazes Property since 2016.

In 2015, we conducted a 2D seismic survey at the Autazes Property in order to obtain a better definition of the potash resources. Such 2D seismic survey consisted of a total of 15 seismic lines with a total length of approximately 77 miles, covering an area of approximately 46 square miles, and included a topographic survey to stack out and measure using spacing of 49 feet. The interpreted vertical seismic sections were provided by Geohub as distance-velocity profiles. Based on such interpretation and verification completed by Geohub, along with the independent verification of the uninterpreted profiles by ERCOSPLAN, we concluded that:

•

The 2D seismic survey conducted by us in 2015 confirms in part the results of the 2D seismic survey conducted by Petrobas in 2000, showing that fault structures are present in the cross-cut of the evaporate sequence and partly continue into the evaporates and their footwall;

•

The separate delineation of the sylvinite horizon and occurrence/non-occurrence within the rock salt sequence is suspected to be overinterpreted, as the low density contrast between the rock salt and the sylvinite is usually too small to provide sufficient contrast for delineation;

•

The re-interpretation of the profiles by ERCOSPLAN slightly reduced the interpreted faults by Geohub to structures that can be clearly identified throughout several layers and are relevant for the potash-bearing horizon. However, the dip direction of the faults cannot be delineated with certainty, which affects the interpretation of relative movements in case of occurring vertical displacement; and

•	Due to the resolution of our 2D seismic survey and the lack of seismic sections converted to vertical distance, the vertical offset along fault lines could not be quantified.

These conclusions are relevant for the current geological model of the potash deposit at the Autazes Property and our current Mineral Resource estimates.

Information obtained from our drilling activities and our 2D seismic survey was reviewed and interpreted by ERCOSPLAN. The quantity and quality of this information is classified by ERCOSPLAN as being sufficient to justify our Mineral Resource and Mineral Reserve estimates for the Autazes Property, in conjunction with the updated mine plan and modifying factors for the Autazes Property.

Drilling

In December 2009, we engaged the Boart Longyear company, an international diamond drilling contractor, to carry out exploratory drilling on the Autazes Property. The exploration campaign started with the drilling of hole PBAT-10-01 as a pilot hole close to historical hydrocarbon exploration hole 1-BRSA-112-AM, which was drilled by Petrobras in 2001. Exploration holes were also drilled by Geologia e Sondagens S.A. Drilling supervision, logging of drilled material, geophysical logging supervision, and monitoring of well casing installation were undertaken by Golder Associates. Hydrogeological test work was conducted by SRK Consulting (Canada).

To date, a total of 43 exploration holes have been drilled within and in the vicinity of the Autazes Property, which include good core recovery, geophysical well-logging in 29 exploration holes, and sampling and chemical/mineralogical assaying of obtained drill cores. The map below shows the seismic survey lines of the 2D seismic surveys conducted in 2000 and 2015, the locations of the exploration holes drilled by us, and the areas for which we have mineral rights.

Based on information provided by us, a geophysical logging campaign was carried out for hole PBAT-15-43 in August, September and December 2015. A wireline log was executed over the complete section, recording natural gamma, caliper, borehole deviation, temperature, salinity, spontaneous potential, resistivity, and velocity. The table below shows the amalgamated lithological log of hole PBAT-15-43:

Lithostratigraphical Horizon	Drill Hole Depth (from)	Drill Hole Depth (to)
Solimões Formation	0.0 ft.	43.7 ft.
Alter Do Chão Formation	43.7 ft.	1,309.1 ft.
Andirá Formation	1,309.1 ft.	2,072.5 ft.
Nova Olinda Formation	2,072.5 ft.	2,300.2 ft.
Volcanic intrusive (diabase sill)	2,300.2 ft.	2,328.7 ft.
	2,328.7 ft.	3,117.8 ft.

The drill core descriptions for the exploration holes drilled by us have been provided to ERCOSPLAN. Drill cores of these exploration holes have been checked during repeated site visits undertaken by ERCOSPLAN, with the most recent visit in August 2022. Cored materials obtained from these exploration holes were used to determine the chemical and mineralogical composition of the deposit at the location of the corresponding individual exploration hole. The drill core descriptions, sampling procedures, and exploration hole documentation have been determined by ERCOSPLAN to be of high quality according to applicable international standards, and ERCOSPLAN is of the opinion that samples obtained from the cored materials are considered to be representative of the deposit and, as such, allow ERCOSPLAN to determine the representative chemical and mineralogical composition of the deposit at the location of each of the sampled exploration holes.

Present Condition

The areas of the Autazes Property where the planned mine entrance, processing plant, and port will be located were largely deforested several decades ago by its prior owners and are now primarily used for low density cattle farming. No work has been completed on the Autazes Property other than the exploration drill holes in connection with producing the Technical Report. There are no infrastructure, facilities, or equipment located on the Autazes Property.

Mining Rights

Our mineral rights for the Autazes Project are located in an area encompassing approximately 98 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. All mineral rights for the Autazes Project are held by our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and are registered with the Brazilian National Mining Agency.

Following the completion of our exploration work for the Autazes Project, we submitted to the Brazilian National Mining Agency for approval, a final exploration report detailing the exploration activities conducted and attesting to the existence of the potash ore reserve. The Brazilian National Mining Agency approved our final exploration report in April 2015 based on objective criteria under the Brazilian Mining Code, and this approval enables us to request a Mining Concession. In addition, in December 2019, Potássio do Brasil Ltda. submitted to the Brazilian National Mining Agency our Initial Assessment and our Plan for Economic Development of the Deposit, which were approved by the Brazilian National Mining Agency in December 2020.

Ownership of Land

Under our current development plan for the Autazes Project, we intend to own, lease, have rights of access to or have rights to occupy, through Potássio do Brasil Ltda., 39 rural properties on which the facilities and infrastructure for the Autazes Project will be located. We currently have rights of access to 24 rural properties consisting of a total area of approximately 5.4 square miles, which include the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. We intend to conduct administrative land regularization proceedings with applicable Brazilian governmental agencies (such as the Brazilian National Institute of Rural Settlement and Agrarian Reform, the Brazilian Ministry of Industry and Trade, and other agencies), the purpose of which is to acquire ownership, through Potássio do Brasil Ltda., of these 24 properties. The land regularization proceedings will generally be conducted in accordance with Decree No. 14965/1974, Opinion CGU/

AGU dated as of August 23, 2010, issued by the General Counsel of the Federal Government Office of Brazil (which we refer to as “Opinion CGU/AGU”), which governs the acquisition or lease of rural properties in Brazil by foreign individuals or legal entities, as well as Brazilian legal entities controlled by foreign investors or with the majority of their capital stock held by foreign investors, such as in the case of Potássio do Brasil Ltda. Under current Brazilian laws and regulations, we may only acquire or lease rural property in Brazil, in compliance with Opinion CGU/AGU, if certain conditions are met, including, among others, that (i) we obtain approvals from the Brazilian National Institute of Rural Settlement and Agrarian Reform and from the applicable Brazilian Ministries; (ii) the aggregate amount of rural property held by us does not exceed 25% of the total surface area of the municipality in which such property is located; and (iii) the acquisition must be formalized by means of a public deed of sale and purchase. As of the date of this Annual Report, we are still in the planning stages and have not yet commenced any land regularization proceedings to acquire ownership of these 24 properties. See also “Item 3.D. Risk Factors—Risks Related to Mining—Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons” and “Item 4.B. Business Overview—Foreign Investment Restrictions and Control—Foreign Investment Restrictions.” Although we believe that such applicable Brazilian governmental agencies will issue administrative decisions approving our acquisition and ownership of such properties, there is no guarantee that they will do so on a timely basis or at all, as our acquisition of properties in Brazil will depend on us following the applicable legal procedures and meeting the required legal standards, which will be assessed by such applicable Brazilian governmental agencies within an uncertain timeline.

Additionally, in March, April and May 2024, we entered into agreements to lease, for a term of six years, the remaining 15 rural properties consisting of a total area of approximately 4.2 square miles, which are primarily the project sites for our dry stacked tailings piles (see also “Item 4.B. – Business Overview—Foreign Investment Restrictions and Control—Foreign Investment Restrictions”). Each of these lease agreements also provides us with a right of first refusal to purchase the applicable leased property in the event of a sale of such property, and in connection with any such sale, we will be able to apply the aggregate amount paid under such lease agreement as a reduction in the sale price. To the extent we are unable to exercise the right of first refusal options for, or otherwise do not purchase, the 15 remaining properties, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement”, the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court.

Furthermore, any new acquisitions or leases of rural lands would also be subject to restrictions on foreign-controlled entities, as described in “Item 3.D. Risk Factors—Risks Related to Mining—Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons.”

Once commercial production of potash commences, we will be required to pay financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral) in the form of a royalty (which we refer to as the “Mining Royalty”), currently at a rate of 2% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, including the Brazilian National Mining Agency and other environmental agencies, as determined by Brazilian law and regulations. Additionally, we will be required to pay a royalty equal to 50% of the Mining Royalty to the owners of any land not owned by our Company or Potássio do Brasil Ltda.

Planned Operations

When the construction of the Autazes Project is completed, the Autazes Property will include a mine site, a processing plant site, a port site and other general facilities. Substantial work has been completed to develop and de-risk the Autazes Project, including public hearings, completion of our Initial Assessment, the Environmental and Social Impact Assessment, and the Technical Report, and the drilling of 43 exploration holes totaling approximately 121,000 feet, upon which the Mineral Resource and Mineral Reserve estimates in the Technical Report are based.

As of August 2024, we have received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Construction Licenses that we expect to be required for the construction of the Autazes Project, with the exception of the separate construction permit we will need to begin construction of the new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid. In December 2024, we received two water resource operating licenses (outorga de uso de recurso hídrico) from the Amazon State Environmental Protection Institute (IPAAM) for the Autazes Project. These licenses authorize us to operate two deep water wells that will provide potable water for both construction and operational phases of the Autazes Project and advance the previously granted Installation Licenses for construction. These wells will supply sufficient fresh potable water for the processing plant needs. These permits mark the first phase of operations for the Autazes Project. Our current near-term goal is to start the primary construction of the other infrastructure areas of the Autazes Project, which we intend to start once sufficient funding is secured. We estimate that construction will take at least approximately four years to complete.

We believe that our mining operations will be at full capacity after a 36-month ramp-up period following the completion of construction of our mining facilities. Once our operations are at full capacity, we plan to mine up to approximately 9.4 million tons of run-of-mine (which we refer to as “ROM”) potash ore per year using a conventional underground room and pillar mining methods. The potash ore will be hoisted to the surface, at which point it will be crushed, ground and then hot leached to produce an average of approximately 2.4 million tons of granular MOP per year for an operational period of at least 23 years, including ramp-up and ramp-down periods.

Processing Plant

We have designed a processing plant, with an expected at-scale production capacity of up to approximately 2.7 million tons of MOP per year, based on processing up to approximately 9.4 million tons of ROM potash ore per year. We believe that our metallurgy and processing methods will allow us to achieve a metallurgical recovery rate of 90.8% and a MOP product grade of 95% purity.

This processing plant will contain two identical stand-alone trains. Each train will be fed ROM potash ore at a rate of 602 tons per hour through one double stage four roll crusher for primary crushing, and then through two-cage mill secondary crushers, which crush the ROM potash ore to less than four millimeters. Crushed potash ore will then be conveyed to the hot leach circuit, which utilizes a two stage arrangement of cascaded agitated leaching tanks, and then mainly KCl dissolves from the ROM potash ore into approximately 90°C leaching brine. Discharge from each leach stage will be classified in a bank of cyclones. Primary cyclone overflow will be clarified and then pumped to the crystallizer circuit. Discharge from the secondary cyclones will be filtered and forwarded to the tailings management area. A portion of the tailings will be sent underground as backfill with the objective to reduce the tailings stockpile size and as a side benefit, minimize underground subsidence. The remaining tailings will be deposited in open piles and converted to brine by natural dissolution caused by high precipitation. The brine will be collected in the storage ponds and later injected into an aquifer using brine injection wells, to depths between 1,000 to 1,300 feet to maintain water balance.

The clarified hot brine from the hot leach circuit will be cooled down in a seven-stage crystallizer circuit to approximately 45°C, causing the MOP to crystallize as a solid salt. The MOP is recovered from the cooled brine using cyclones and centrifuges. The brine (mother liquor) will be heated up to approximately 115°C and then sent back to the hot leach circuit as leaching brine. Centrifuge cake will be fed to a rotary dryer, dried and then conveyed to a compaction circuit consisting of four compactors, flake breakers, primary sizing screens, primary crushers, secondary screens, and secondary crushers. Screened product will be annealed or “glazed” in a fluid bed dryer/cooler. Annealed product will be screened and then stored before being dispatched to port via transport truck. Pertinent ancillary facilities will be included to provide reagent makeup, plant and instrument air, steam production, and cooling water. The processing plant will be equipped with a central control room containing operator and engineering workstations to optimize operation of the plant.

Infrastructure

The results of a geotechnical drilling program to evaluate surface and subsurface soil conditions at the planned mine, processing plant, and tailings management sites were used to establish the soil parameters for the design of the processing plant foundations and the tailings management facilities. A bathymetric study was conducted to define the contours of the riverbed close to the proposed location of the floating marine facility. Several earthworks will need to be carried out to prepare for the construction of the Autazes Project as designed. For example, the areas that make up the planned sites for the construction camp, mine, processing plant, tailings, port, service facilities, and road access will need to be cleared of trees, shrubs, and large boulders, and thereafter, rough graded and ditched prior to construction. A network of existing and new roads on the Autazes Property has been designed to provide access to all project sites. To handle uncontaminated and contaminated water from the Autazes Project, a site drainage system was designed according to established, preferred engineering practices, with an emphasis on environmental protection, which also took into account technical and safety criteria provided by Brazil’s National Water and Sanitation Agency (Agência Nacional de Águas e Saneamento Básico). The Autazes Project, when complete, will consist of 80 processing and auxiliary buildings and outdoor areas of varying sizes to provide other required services. The port facilities will include a private terminal on land owned by us, which is located outside of the public port area, on the left bank of the Madeira River, to handle the transportation of our potash product and other general cargo by waterway.

The planned transportation infrastructure for the Autazes Project has been designed to transport by truck up to 2.7 million tons of granular MOP per year from the processing plant to the port, which will be sufficient to handle our expected production of an average of approximately 2.4 million tons of granular MOP per year. River access to the Autazes Project will be provided by the Madeira River, which will be used for further transportation of our potash product on barges through waterways.

The planned water supply system at the Autazes Project will be divided into two sub-systems. At the planned site of the processing plant, the industrial and process water supply system is designed for ten deep wells, while the potable and make-up steam plant water supply system is designed to be supplied from two deep wells. The Madeira River can also be used as an alternative source of water for the sites of the processing plant and mine, as the water intake system could be located at the port location, and water from the Madeira River could be drawn to the sites of the processing plant and mine via a 7.5-mile water pipeline.

The planned waste management infrastructure for the Autazes Project will consist of waste collection stations, a disposable material center, an industrial waste disposal center, a sewage treatment plant, and a sanitary landfill, and will handle the management and disposal of sanitary solid waste (including recyclable materials), domestic waste, waste produced at the processing plant, and hazardous waste.

The planned tailings management site at the Autazes Project will consist of two tailings piles, each with a usable volume of approximately 636.7 billion gallons. Each tailings pile will have two brine ponds to collect surface water. The entire tailings management site will be lined to manage surface water collection and prevent contamination of the surrounding soil and ground water.

The planned infrastructure of the Autazes Project also includes telecommunication facilities to support the construction and subsequent operations of the Autazes Project. A combination of telecommunication technologies (such as fiber optic backbone cabling, structure cabling infrastructure, an integrated voice and data network system, a radio system, a public address and general alarm system, a corporate security system, and a process monitoring closed-circuit television system) will be utilized to support all aspects of the engineering and operational requirements of the Autazes Project.

Power Supply

We expect that the power for the Autazes Project will be provided by a planned 500 kV power transmission line which will be an interconnection between an existing power station at Silves and a new power station at Autazes. We retained the services of FIGENER, an engineering and consultancy company that specializes in utilities and electric power systems, to perform an update on the plan for the power transmission line. The power station at Silves is connected to Brazil’s national power grid and located in the Silves region, which is approximately 75 miles from the proposed location for our processing plant. Our connection point to Brazil’s national power grid will need to be approved by the Brazilian authorities. The new station at Autazes will be connected to the station at Silves using an overhead transmission line crossing the Amazonas River. We believe that construction of the power transmission line will commence after we obtain the construction permit for the power transmission line that is separate from the Construction Licenses and secure sufficient funding, and will take approximately three years to complete. Prior to the completion of the power transmission line, the construction of the Autazes Project will be powered through the use of diesel generators, which will subsequently serve as emergency back-up power sources once the power transmission line is in place.

Estimated Costs and Economic Analysis

Estimated Capital Costs

The initial estimated capital costs for the Autazes Project (which do not include any sustaining capital expenditures), as included in the Technical Report, are broken out in the table below:

Area	Sub-Area	Total Costs (in millions (US$))
Mining	Underground Mine	$268.0
	Shafts	$433.4
Processing Plant and Equipment	Site – General	$68.3
	Processing Plant	$608.7
	Tailing Management	$72.1
	Utilities	$69.9
	Ancillary Services	$28.3
	Off-Site Facilities	$221.7
	Direct Costs	$1,770.4
	Indirect Costs	$135.2
	Owners Costs	$165.8
	Contingency	$200.2
TOTAL PROJECT COSTS (pre-tax)		$2,271.6
Taxes, Duties, Fees		$219.3

TOTAL PROJECT COSTS (after-tax)		$2,490.9

Estimated Operating Costs

The total operating costs for the Autazes Project are estimated to be between approximately $70.80 to $95.30 per ton of MOP over the life of the Autazes Project, after ramp-up is completed and during the years when production is at least 75% of the designed capacity of 2.7 million tons of MOP per year. The annual average of all operating costs, during the full run rate production period, is estimated to be approximately $192.5 million on a pre-tax basis.

The following table shows a breakdown of the total operating costs based on a weighted average life of mine of 23 years, which is estimated to be $78.70 per ton of MOP, excluding taxes:

Description	Operating Costs of MOP Production ($ per ton of MOP)
Mine	17.40
Shaft	7.10
Processing	45.20
Tailings management and brine disposal	1.20
Logistics	4.30
Employee transportation and housing	0.90
General and administration	2.50
TOTAL	78.70

Economic Analysis

The economic analysis for the Autazes Project was completed by L&M Assessoria Empresarial (which we refer to as “L&M”), based on information provided by ERCOSPLAN (who was responsible for preparing the production schedule, and the estimated capital and operating costs for the mine, processing plant, infrastructure and port). The economic analysis is based on an average commodity price of $459 per ton of MOP, which is (i) based on the projected average Cost and Freight (CFR) price for granular potash delivered to Brazil from 2029 to 2051 (which is the expected period of production at the Autazes Project), which inputs are derived from the CRU Consulting, “Market Feasibility Study”, September 2022, (ii) adjusted for inflation from prices in Brazilian real in 2021 to prices in Brazilian real in 2022 at an assumed annual inflation rate of 5.8%, (iii) converted to the U.S. dollar from prices in Brazilian real, and (iv) converted from a metric tonne basis to a US ton basis. The economic analysis is also based on a discounted cash-flow model developed by L&M to assess the key economic metrics and to identify and assess the key value drivers of the Autazes Project. From a technical operational point of view, it is a high-level model focused on detailed tax implications, with the resulting economics being appropriate for the current development phase of the Autazes Project.

Based on L&M’s analysis, the following table presents, on a pre-tax and post-tax basis, the estimated (i) unlevered net present value of the Autazes Project using a discount rate of 8.1%; (ii) unlevered internal rate of return; (iii) average annual earnings before interest, taxes, depreciation and amortization (assuming full production); (iv) total undiscounted free cash flow generated over the life of the Autazes Project; and (v) start of the payback period (following the ramp-up period).

Financial Analysis	Pre-Tax(1)	Post-Tax
NPV@8.1%	$3.082 billion	$2.498 billion
IRR	17.0%	15.8%
Profitability Ratio	156.8	127.1%
EBITDA(2)	0.973 billion	0.973 billion
Total Cash Flow	16.322 billion	13.879 billion
Payback(3)	5.4 years	5.6 years

(1)	Excludes recoverable and non-recoverable taxes.
(2)	For years 4-20 of the Autazes Project, assuming full production.
(3)	Undiscounted, after ramp-up period.

Mining Method

The mining method proposed for the Autazes Project is conventional room and pillar (long pillars at 5,000 feet) mining with two vertical shafts. One shaft will be used to hoist the potash ore and for manpower access, and the other shaft will be used primarily for ventilation. The main development room is intended to provide access to production panels, room for infrastructure and conveyors, and will consist of several intake and return airways. Production panels will be designed to maximize the extraction of ore and productivity, while maintaining a safe working environment. The design is primarily influenced by geotechnical modeling results and analysis. Extraction of the potash ore will be done using continuous miners feeding a conveyor system to the skips at the hoist shaft. This method of potash extraction is believed to be an established and well-developed technology for ore extraction, hauling and hoisting to the surface.

The schedule for the construction and operation of the mine consists of 1.5 years of pre-production, followed by a three-year ramp-up period to a target mining capacity of 9.4 million tons of ROM potash ore per year for 17 years, ramping down over a three-year period due to reserve/workplace limitations. Over the 17 year period of full run rate mining, we believe that the mine will supply the processing plant with an average of 9.2 million tons of ROM potash ore per year at an average KCl grade of 27.3%. Refrigeration and an elevated ventilation system are required to provide a compliant atmosphere for operations. Main fans will be located on the surface of the mine and will exhaust via the ventilation shaft (upcast shaft). There will be three fan-motor sets installed with all three operating, non-standby units.

The design for the backfill plant and the technical design of the backfill system for the Autazes Project were developed by ERCOSPLAN. The backfill plan developed for the Technical Report will be further detailed at the engineering, procurement, and construction management phase to reflect the then updated mine plan.

Mineral Processing and Metallurgical Testing

Comprehensive processing test work has been carried out to select the optimal processing method. Sylvite flotation, which is the most widely applied process method for sylvinite type ores, was initially considered. However, in two different flotation tests, a suitable purity of the concentrated product could not be reached at an acceptable and proven recovery rate. In addition to NaCl and KCl (the typical main components of sylvinite), the potash ore at the Autazes Property contains relatively higher amounts of anhydrite and insoluble material which impedes concentration of KCl via flotation with sufficient performance. Therefore, another proven processing method using hot leaching followed by cooling crystallization was tested. The potash material can be leached out by hot leaching brine (heated mother liquor) with an appropriate composition. Thereupon, an almost KCl-and NaCl-saturated hot brine with some leaching residues, which mainly consist of NaCl, anhydrite and insolubles, is obtained. The hot brine is still accompanied by fine solid material (fine leaching residues), which has almost the same chemical constitution as coarse tailings. Such fine material can be separated off by a clarifying process using flocculation reagents.

Upon cooling the hot brine, wet solid material with approximately 93.4% KCl content is then dried to meet the required specification of at least 95% KCl content. The KCl grade of the potash product can be further improved to over 99% by washing it with brine of an appropriate composition. The table below shows the composition of the wet MOP material:

Component	Without Washing	With Washing
KCl	93.43%	99.44%
NaCl	3.84%	0.51%
MgCl2	0.17%	0.00%
MgSO4	0.00%	0.06%
CaSO4	1.50%	0.07%
H2O insoluble	0.04%	0.04%
H2O	1.62%	0.35%

The test work has proven that the hot leaching/crystallization method has the ability to achieve the required product purity and an acceptable recovery rate. Therefore, the hot leaching/crystallization method was chosen for the design of the production process.

ERCOSPLAN confirms that the hot leaching test work has been carried out with samples that are representative of the various types and styles of mineralization and the mineral deposit as a whole. ERCOSPLAN is of the opinion that the data collected in the test work are adequate for the Technical Report. After completion of its review of the mineral processing and metallurgical testing, ERCOSPLAN is of the opinion that the testing procedures and the interpretations and reporting of the results met standard industry practices.

Mineral Resource and Mineral Reserve Estimates

The effective date of the Mineral Resource and Mineral Reserve estimates is October 14, 2022, and such estimates are based on drilling 43 diamond core holes totaling approximately 121,000 feet on the Autazes Property. The Mineral Resource and Mineral Reserve estimates were calculated and reported in accordance with the SEC Mining Modernization Rules, which govern disclosure for registrants with material mining operations.

Since certain of the original mineral rights on the Autazes Property intersect with the Jauary indigenous land, such mineral rights were segregated, resulting in mineral rights located outside the Jauary indigenous land and mineral rights located inside of it. The Mineral Resource estimate was conducted with respect to all of the mineral rights on the Autazes Property, but for those mineral rights located inside the Jauary indigenous land only Inferred Mineral Resources are reported. Therefore, the Mineral Reserve estimates are only reported for the mineral rights located outside the Jauary indigenous land, as such mineral rights are the only mineral rights currently being permitted for Autazes Project.

Mineral Resource Estimates

The Technical Report classifies the potash mineralization in terms of “Measured Mineral Resources”, “Indicated Mineral Resources”, and “Inferred Mineral Resources”, each as defined under the SEC Mining Modernization Rules. Such classifications generally reflect the level of confidence in the extent and grade of the identified potash mineralization.

Based on the data density and accuracy of the geological model, it is in the opinion of ERCOSPLAN that:

•	“Measured Mineral Resources” occur within a radius of 0.47 mile around an investigated drill hole;

•	“Indicated Mineral Resources” occur within a radius of 0.93 mile around an investigated drill hole; and

•

“Inferred Mineral Resources” occur within a radius of 1.24 miles around an investigated drill hole in the southern part of the Autazes Property, and within a radius of 1.55 miles around an investigated drill hole in the northern part of the Autazes Property, as the drill holes show a more continuous and homogenous distribution of ore deposits in the northern part of the Autazes Property (except for one drill hole due to its proximity to the barren zones in the southeastern part of the Autazes Property).

The following table shows the Mineral Resource estimates (excluding Mineral Reserves) at the Autazes Project:

Resource Category	Tons(1) (millions)	KCl (%)
Measured Mineral Resources (excluding Mineral Reserves)	18	22.5
Indicated Mineral Resources (excluding Mineral Reserves)	48	25.9
Inferred Mineral Resources (excluding Mineral Reserves)	107	30.3

(1)	Reflects values in U.S. tons, which have been converted from metric ton measurements used in the Technical Report.

For the Mineral Resource estimates, all drill holes that occur within, and in the vicinity of, the Autazes Project, and that contain complete assaying data from the potash horizon, have been used. The Mineral Resource estimates are reported as in-situ mineralization without application of an extraction ratio, and are based on a (i) cut-off grade of 10% KCI, (ii) minimum thickness of 3.28 feet, (iii) process (metallurgical) recovery averaging 90.8%, and (iv) product price of $381 per ton of MOP (which is the approximate average price of the long term forecasted Free On Board (FOB) real dollar price for granular potash from the Autazes Project for the 10 year period between 2028 to and including 2037 (as presented in CRU Consulting, “Market Feasibility Study”, September 2022). For additional information regarding the Mineral Resource estimates, see also Chapter 11: Mineral Resource Estimates of the Technical Report.

Mineral Reserve Estimates

The following table shows the Mineral Reserve estimates at the Autazes Project:

Resource Category	Tons(1) (millions)	KCl (%)
Proven Economically Recoverable Reserves	69	28.9
Probable Economically Recoverable Reserves	122	27.5
Proven and Probable Economically Recoverable Reserves	191	28.0

(1)	Reflects values in U.S. tons, which have been converted from metric ton measurements used in the Technical Report.

The Mineral Reserve estimates are reported on a total production basis, and were derived by using the resource block model, which we provided to ERCOSPLAN, and the mine plan updated by ERCOSPLAN. During the pre-production phase (prior to ramp-up and full production), approximately 2.3 million tons of extracted ore are going straight to the tailings piles. The Mineral Reserve estimates are also based on data regarding our modelled parameters and values of resource blocks, rooms and pillars, polygons of mineral rights for the Autazes Project, and polygons of permitted land on the Autazes Property. Such data was intersected in ArcGIS Pro using the appropriate workflow for further analysis. In calculating the Mineral Reserve estimates, the following assumptions were used: (i) a cut-off grade of 10% KCI, (ii) minimum mining heights of five feet for the production panel rooms and 11.5 feet for the main drifts and panel development drifts, (iii) extraction ratios of 50 to 59% for the main drifts and panels, based on geotechnical factors, (iv) a process (metallurgical) recovery averaging 90.8%, (v) a product price of $381 per ton of MOP (which is the approximate average price of the long term forecasted Free On Board (FOB) real dollar price for granular potash from the Autazes Project for the 10 year period between 2028 to and including 2037 (as presented in CRU Consulting, “Market Feasibility Study”, September 2022), (vi) the Mining Royalty, currently at rate of 2% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, as determined by Brazilian law and regulations, (vii) a royalty equal to 50% of the Mining Royalty to owners of any land not owned by our Company or Potássio do Brasil Ltda., and (viii) operating costs associated with the mine plan. For additional information regarding the Mineral Reserve estimates, see also Chapter 12: Mineral Reserve Estimates of the Technical Report.

Internal Controls – Sample Preparation, Analysis and Data Verification

The chemical and mineralogical composition of the core materials obtained from our drill holes on the Autazes Property were determined by the Saskatchewan Research Council Laboratory in Canada (as the primary laboratory) and the K-UTEC Salt Technology Laboratory in Germany (as the secondary laboratory). Both laboratories are certified according to their respective national standards.

Core materials taken from our drill holes were inspected by ERCOSPLAN and determined to be of such quality that allows for samples for chemical and mineralogical assaying. The core material samples were packed with foil and sealed in plastic poly tubing, and these double-bagged samples were stored at the base camp until they were carefully packed into boxes and shipped via parcel service to the laboratories. After sampling, the remaining core material samples were secured and stored in an air-conditioned facility in the city of Autazes. In the opinion of ERCOSPLAN, these are the state of the art methods for transporting samples to a laboratory for test work and for storing remaining core material obtained from a potash deposit.

Samples were prepared by crushing and milling to the required grain sizes, and then diluted for analyses. The Saskatchewan Research Council Laboratory used inductively coupled plasma optical emission spectrometry and inductively coupled plasma mass spectrometry, and the K-UTEC Salt Technology Laboratory used flame emission spectrometry, atomic emission spectrometry and ion chromatography, as analytical techniques. For x-ray diffractometry, powdered samples were used.

Prepared samples were also analyzed for cations (K+, Na+, Mg2+, Ca2+) and anions (Cl-, SO42- and Br-), as well as insoluble material.

With respect to data verification, the following three types of control samples were introduced in the quality control program: (i) blank samples (110 samples in total), (ii) standard samples (115 samples in total), and (iii) cross-check samples (129 samples in total). In the opinion of ERCOSPLAN, the results based on control samples do not indicate any peculiarities for blank and standard samples, and with respect to the cross-check samples, the results suggest that there is sufficient correlation between the analyses carried out by both laboratories with regard to the K+, Na+ and Cl- content of the samples. Distinctive discrepancies occurred with respect to the Ca2+, SO42- and insoluble content, which may have resulted from different sample preparation procedures.

In conclusion, ERCOSPLAN is of the opinion that the results of the quality control program show that:

•	for the main components such as K+ and Cl-, no grade corrections in the data from the chemical assaying were required;

•	the discrepancies with respect to the Ca2+, SO42- and insoluble content do not affect the Mineral Resource and Mineral Reserve estimates; and

•	the above-mentioned discrepancies do not affect the proposed processing options, as it does not matter whether the residue consists of calcium sulphates or insolubles.

The quality control measures of the exploration results were carried out according to international standards, and we believe reflect the reliability of the submitted exploration results. ERCOSPLAN is of the opinion that the results of the chemical assaying of the samples are adequate for purposes of the Technical Report.

Once commercial production of potash commences, we will be required to pay financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral) in the form of the Mining Royalty, currently at a rate of 2% of our gross revenue. Additionally, we will be required to pay a royalty equal to 50% of the Mining Royalty to the owners of any land not owned by our Company or Potássio do Brasil Ltda.

For additional information regarding the Autazes Project and the Autazes Property, see Exhibit 96.1 (Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study) incorporated in this Annual Report by reference to Exhibit 96.1 to our registration statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brazil Potash Corp. (the “Company” or “Brazil Potash”) should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 and the related notes thereto included elsewhere in this Annual Report. The Company’s audited consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our audited consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report.

Our consolidated financial statements comprise the financial statements of our Company and our wholly-owned subsidiary in Brazil, Potássio do Brasil Ltda. Potássio do Brasil Ltda. has been fully consolidated from the date of its formation, being the date on which our Company obtained control, and will continue to be consolidated until the date that such control ceases. All intra-company balances, income and expenses, and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

The MD&A reports the Company’s activities through December 31, 2024, unless otherwise indicated.

Overview

We are a mineral exploration and development company, and our primary mining project is the Autazes Project located in the Amazon potash basin near the city of Autazes in the state of Amazonas, Brazil. Our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our registered corporate office is located at 198 Davenport Road, Toronto, Ontario, Canada. We were incorporated pursuant to the provisions of the OBCA on October 10, 2006. We have one wholly-owned subsidiary, Potássio do Brasil Ltda., a company organized under the laws of Brazil. The Autazes project has not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Accordingly, we have not generated any revenues as of the date hereof and we do not expect to realize profits in the short term. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mining Agency. We currently have rights of access to a significant amount of the land planned for the Autazes Project, including all of the land on which our proposed mine shafts, processing plant and port will be constructed. We will only be able to start mining activities after obtaining the Mining Concession, which has not yet been granted. For additional information, see “Item 4.B. BusinessOverview—Regulatory Overview—Brazilian Mining Regulations” and “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property.”

The Autazes Project is located within the Amazon Potash Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, in the municipality of Autazes. Autazes is located in the eastern part of the Amazonas State, Brazil. The Autazes Project is comprised of mineral claims with a cumulative area of approximately 680 square miles in the Amazon Potash Basin. The mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and others (e.g., kieserite, polyhalite, and others). The Autazes Property contains a sylvinite deposit that is subdivided into three mineralized zones. The top of the sylvinite deposit, being the potash-bearing horizon, was determined to be at a depth between approximately 0.4 – 0.5 miles. The total thickness of the potash-bearing horizon in the explored area of the Autazes Property is between 2.3 – 13.1 feet.

Our primary goal is to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil in order to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish this goal by pursuing the following strategies:

•	focus solely on providing our potash produced from the Autazes Project to Brazilian farmers;

•	establish and maintain a position as the lowest-cost provider of potash in Brazil;

•	establish strategic partnerships within the potash industry;

•	nurture opportunity for sustainability leadership and innovation; and

•	expand our potash production capabilities and growth opportunities.”

For more information on our growth strategies, see “Item 4.B. Business Overview—Our Business Objectives and Growth Strategies.”

To date, we have spent approximately $255 million in connection with the development and advancement of the Autazes Project, including to fund our exploration and development expenses, and begin construction of the Autazes Project.

To accomplish our primary business objectives (each of which also constitute a significant event that must occur for the business objectives to be accomplished), the key milestones to be achieved, the anticipated timing, and the expected aggregate costs thereof include: (i) development of and entry into the Impact Benefit Agreement with the Mura indigenous communities near the Autazes Project, which are anticipated to occur in 2025 at an estimated cost of $2.5 million; (ii) completion of the purchases of the additional land that primarily will be used for the sites of our dry stacked tailings, which is anticipated to occur in 2026 at an estimated cost of $2.8 million; (iii) completion of additional engineering and a feasibility study for the Autazes Project that will incorporate recent optimization work on the shaft sinking technology to be used, which is anticipated to occur in 2026 at an estimated cost of $3.2 million; (iv) completion of basic engineering design work, which is anticipated to occur in 2026 at an estimated cost of $8.6 million; (v) commencement of construction on the Autazes Project, with an emphasis on critical path items including shaft sinking and the ordering of long lead items, which is anticipated to occur in 2026 at an estimated initial cost to commence construction of $8.7 million (with the currently estimated total cost of construction for the Autazes Project being $2.5 billion (not including financing fees, working capital and potential cost overruns), and we estimate that 60%–65% of the total cost of construction will be financed by debt with the balance being financed by additional equity issuances), and (vi) obtaining debt financing to fund a substantial portion of the construction costs of the Autazes Project, which we will seek to obtain in the second half of 2026.

The above guidance as to the funding requirements and timeline for developing the Autazes Project is based on our best estimates as of the date of this Annual Report. Achievement or timing of the above milestones could be affected by a number of factors, including, but not limited to, economic and financial conditions that may affect our ability to raise additional funds. See “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors.”

Key Factors Impacting our Operating Results When our Mining Operations Commence

Price of Potash

Once we commence our mining operations, our financial performance will be significantly affected by the market price of potash. Potash prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and, to a lesser degree, inventory carrying costs and currency exchange rates.

The market price for potash in Brazil is typically quoted as the daily Cost and Freight (CFR) price for granular potash delivered to Brazil, which is established by sales transactions between buyers and sellers. For further information on the drivers and trends affecting the market price of potash, see “Item 4.B. Business Overview—Our Industry and Market Opportunity”.

Production Volume, Ore Grade and Mineral Reserves

Our production volume, the ore grade of the potash from the Autazes Project mine, and our Mineral Reserves will affect our business performance. The Autazes Project has Measured Mineral Resources (excluding Mineral Reserves) of approximately 18 million tons at an average grade of 22.5% muriate of potash (which we refer to as “MOP”), Indicated Mineral Resources (excluding Mineral Reserves) of approximately 48 million tons at an average grade of 25.9% MOP, and Inferred Mineral Resources (excluding Mineral Reserves) of approximately 107 million tons at an average grade of 30.3% MOP. Total Proven Economically Recoverable Reserves are approximately 69 million tons at an average grade of 28.9% MOP. Probable Economically Recoverable Reserves are approximately 122 million tons at an average grade of 27.5% MOP. The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining. For more details, see “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates.”

Commercial Terms

We intend to sell our mined and processed potash mostly through take or pay offtake contracts with terms between five and ten years, and with only a small portion being sold on the spot market. The agreements with our customers are expected to include customary commercial terms, such as cost, insurance and freight, free on board, free carrier, and cost and freight.

Sales prices for our potash will be based on the daily spot Cost and Freight (CFR) price for granular potash delivered to Brazil on barge loading for customer delivery, adjusted for the net freight differential of our anticipated lower domestic inland Brazil transportation cost as compared to importers of potash, less a slight discount. We intend to sell all of our potash to end users in Brazil.

Operating Costs and Expenses

Our ability to manage our operating costs and expenses will be a significant driver of our business performance. We intend to focus on ensuring stable, high levels of potash production to keep unit costs down while controlling and limiting our costs and expenses so that we can have more flexibility to overcome less favorable pricing conditions if and when they arise. However, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in pricing. For example, lower utilization of production capacity during periods of weak potash prices may expose us to higher unit production costs since a significant portion of our cost structure will be fixed in the short-term due to the high capital nature of mining operations. In addition, efforts to reduce costs during periods of weak prices could be limited by labor regulations or previous labor or governmental agreements.

Energy Costs

Our total energy costs are expected to be mainly composed of long-term electricity supply contracts with fixed transmission fees and variable energy consumption fees. We expect that the electricity for our mining operations will be provided by a planned 500 kV power transmission line that will be connected to Brazil’s national power grid near the Amazon city of Manaus. We expect to commence construction of the power transmission line after we obtain the applicable construction permit.

Effects of Exchange Rate Fluctuations

Prices for our products will be denominated in U.S. dollars. A significant portion of our production costs, however, will be denominated in Brazilian real, so there will be a mismatch of currencies between our revenue and costs. As a result, our results of operations and financial condition are, and, after our mining operations begin, will be, affected by changes in exchange rates between the Brazilian real and the U.S. dollar. As of December 31, 2024, the exchange rate was R$6.19 per US$1.00.

Environmental Expenses

The Autazes Project mine will operate under licenses issued by Brazilian governmental authorities that control, among other things, air emissions and water discharges, and the mine will be subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, the Autazes Property will need to be rehabilitated when we ultimately finish and cease our mining operations there.

We intend to make investments to enhance our ability to comply with all applicable environmental standards and to reduce our environmental impact in the areas in which we operate. We intend to have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy. Where appropriate, we will establish environmental provisions for restoration or remediation of contamination and disturbance on the Autazes Property.

A.	Operating Results

Results of Pre-Operation Development Activities

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
Statements of Loss and Other Comprehensive Loss Information:
General and administrative expenses:
Consulting and management fees	$5,665,486	$5,441,156	$2,713,548
Professional fees	2,608,995	1,453,310	2,185,220
Share-based compensation	35,734,452	4,703,254	24,474,191
Travel expenses	578,353	390,531	2,704,879
General office expenses	252,000	120,228	183,843
Foreign exchange loss (gain)	(23,300)	(10,552	62,479

	Year Ended December 31,
	2024	2023	2022
Communications and promotions	1,809,433	1,251,155	398,880
Operating loss	46,625,419	$13,349,082	$32,723,040
Finance costs	$—	$—	$—
Finance income	(17,808)	(302,720)	(259,019)
Change in fair value of warrant liability	(386,900)	—	—
Loss for the period before income taxes	$46,220,711	$13,046,362	$32,464,021
Income taxes	187,742	$160,838	$155,360
Net loss for the period (after income taxes)	$46,408,453	$13,207,200	$32,619,381
Other income (expense):
Items that subsequently may be reclassified into net income:
Foreign currency translation	$15,941,811	$(4,912,866)	$(3,881,076)

Total comprehensive loss for the period	$62,350,264	$8,294,334	$28,738,305

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

We did not generate any revenues for the years ended December 31, 2024 and 2023, as the Autazes Project has not yet commenced any commercial extraction, processing, sale, or distribution of potash ore.

Operating Loss

Our operating loss increased to approximately $46.6 million for the year ended December 31, 2024, as compared to approximately $13.3 million for the year ended December 31, 2023, primarily due to an increase in our general and administrative expenses. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, general office expenses, and communications and investor relations expenses. We had (i) slightly higher consulting and management fees during the year ended December 31, 2024, as compared to the same period in 2023; (ii) higher professional fees due to increased legal and accounting fees due to the IPO during the year ended December 31, 2024, as compared to the same period in 2023; (iii) higher share-based compensation costs, as we granted 806,250 DSUs and 4,457,500 RSUs to certain of our directors and officers, former directors, and consultants during the year ended December 31, 2024; (iv) higher travel expenses during the year ended December 31, 2024, as compared to the same period in 2023, due to an increased number of business trips in 2024; and (v) higher communications expenses during the year ended December 31, 2024, as compared to the same period in 2023, as we increased our investor relations activities in 2024.

Net Loss

Our net loss increased to approximately $46.4 million for the year ended December 31, 2024, as compared to approximately $13.2 million for the year ended December 31, 2023, primarily due to higher share-based compensation costs, higher travel expenses, higher communications expenses and higher consulting and management fees, during the year ended December 31, 2024, as compared to the same period in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

We did not generate any revenues for the years ended December 31, 2023 and 2022, as the Autazes Project has not yet commenced any commercial extraction, processing, sale, or distribution of potash ore.

Operating Loss

Our operating loss decreased to approximately $13.3 million for the year ended December 31, 2023, as compared to approximately $32.7 million for the year ended December 31, 2022, primarily due to a decrease in our general and administrative expenses. Such decrease was primarily due to (i) lower share-based compensation in 2023, as compared to 2022, as we granted fewer stock options and DSUs to our executives and employees, (ii) lower travel expenses in 2023, as compared to 2022, as our management made fewer trips to Brazil, and (iii) lower professional fees incurred in 2023, as compared to 2022, offset by higher consulting and management fees. General and administrative expenses consist primarily of consulting and management fees, share-based compensation, professional fees, travel expenses, and general office expenses. We incurred higher consulting and management fees in 2023, as we awarded to certain of our key management personnel discretionary cash bonuses in the aggregate amount of approximately $3.0 million, as compared to 2022, during which we did not award any cash bonuses.

Net Loss

Our net loss was approximately $13.2 million for the year ended December 31, 2023, as compared to a net loss of approximately $32.6 million for the year ended December 31, 2022, primarily as a result of the lower general and administrative expenses that we incurred in 2023, as compared to 2022.

B.	Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering and our IPO (see “—Regulation A Offering” and “—Initial Public Offering” below).

Our future expenditures and capital requirements will depend on numerous factors, including the progress of our development efforts.

Our business does not currently generate any cash. We believe that with the net proceeds from the IPO in the amount of approximate $22.7 million, we will have sufficient capital to finance our development and operations through 2025. However, if our development and operating costs and expenses are higher than expected, we may need to obtain additional financing prior to the end of 2026. Furthermore, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of December 31, 2024, we had a cash and cash equivalents balance of approximately $18.9 million to settle current liabilities of approximately $3.1 million.

The following table summarizes our cash flow data and cash and cash equivalents for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(11,275,900)	$(8,196,753)	$(8,217,642)
Net cash used in investing activities	$(3,766,804)	$(3,635,008)	$(3,470,882)
Net cash provided by financing activities	$31,609,866	$2,497,500	$8,348,378
Cash and cash equivalents (at beginning of period)	$2,450,239	$11,804,907	$15,144,419
Cash and cash equivalents (at end of period)	$18,861,029	$2,450,239	$11,804,907

Operating Activities

Net cash used in operating activities increased to approximately $11.3 million for the year ended December 31, 2024, as compared to approximately $8.2 million for the year ended December 31, 2023, primarily due to a higher net loss, which was approximately $46.4 million for the year ended December 31, 2024, as compared to approximately $13.3 million for the year ended December 31, 2023. and changes in working capital, which was approximately $(384,933) for the year ended December 31, 2024, as compared to approximately $449,078 for the year ended December 31, 2023.

Net cash used in operating activities remained relatively stable at approximately $(8.2) million for the years ended December 31, 2023 and December 31, 2022.

Investing Activities

Net cash used in investing activities increased to approximately $(3.8) million for the year ended December 31, 2024, as compared to approximately $(3.6) million for the year ended December 31, 2023, primarily due to lower finance income during the year ended December 31, 2024, as compared to the same period in 2023.

Net cash used in investing activities increased slightly to approximately $(3.6) million for the year ended December 31, 2023, as compared to approximately $(3.5) million for the year ended December 31, 2022, primarily due to a slight increase in exploration and evaluation expenses in 2023, as compared to 2022.

Financing Activities

Net cash provided by financing activities was approximately $31.6 million for the year ended December 31, 2024, which includes cash proceeds from the initial public offering, exercises of stock options and warrants. Net cash provided by financing activities was approximately $2.5 million for the year ended December 31, 2023, which included cash proceeds from exercises of stock options.

Net cash provided by financing activities decreased to approximately $2.5 million for the year ended December 31, 2023, as compared to approximately $8.3 million for the year ended December 31, 2022, primarily because we did not conduct any subsequent financing activities following the completion of our Regulation A Offering in August 2022.

Cash and cash equivalents

Our cash and cash equivalents balance was approximately $18.9 million as of December 31, 2024, as compared to $2.5 million as of December 31, 2023, due to the cash proceeds received from the initial public offering, exercise of stock option and warrants less expenses during the year.

Our cash and cash equivalents balance was approximately $2.5 million as of December 31, 2023, as compared to $11.8 million as of December 31, 2022, primarily because we did not conduct any subsequent financing activities following the completion of our Regulation A Offering in August 2022, and our primary receipt of cash proceeds in 2023 was from an exercise of stock options.

Regulation A Offering

Pursuant to an offering under Tier 2 of Regulation A promulgated under the Securities Act (which we refer to as our “Regulation A Offering”), we completed an offering of 2,529,676 Common Shares. Our Regulation A Offering was made pursuant to our Form 1-A Offering Statement, which was initially filed by us with the SEC on May 5, 2020 and qualified by the SEC on June 26, 2020, and our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021. The Common Shares were offered in our Regulation A Offering at a purchase price of $16.00 per Common Share.

Our Regulation A Offering closed on August 2, 2022, with an aggregate of 2,529,676 Common Shares sold and approximately $40.5 million in gross proceeds raised, of which approximately $33.0 million was raised in 2021, and approximately $7.5 million was raised in 2022.

Initial Public Offering

On November 29, 2024, the Company closed its IPO upon which it issued 2,000,000 common shares of the Company at a price of $15.00 per common share. The aggregate offering price of the shares sold was approximately $28.2 million, after deducting the underwriting discounts and commissions. Other than the underwriting discounts and commissions, expenses payable by us in connection with the initial public offering were approximately $2.5 million. The net proceeds we received from the offering were approximately $22.7 million. The common shares of the Company began trading on November 27, 2024, on the NYSE American under the trading symbol “GRO”.

Additionally, upon the closing of the IPO, we issued warrants to the underwriters (the “Underwriters’ Warrants”), which are exercisable for the number of our Common Shares equal to 5% of the total number of Common Shares sold in the initial public offering (i.e., 100,000 Common Shares). Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months from November 26, 2024, and will expire on the date that is two years from November 26, 2024. The Underwriters’ Warrants will be exercisable at an exercise price equal to 130% of the initial public offering price of the Common Shares sold in the initial public offering (i.e., $19.50). Additionally, the Underwriters’ Warrants provide for certain additional registration rights, including a one-time demand registration right at our expense and unlimited piggyback rights, with such registration rights expiring five years from November 26, 2024. As of the date of this Annual Report, none of the Underwriters’ Warrants have been exercised by the underwriters.

Plan of Operations

As noted above, the continuation of our current plan of operations requires us to raise significant amounts of additional capital.

We are a mineral exploration and development company, which began operations in October 2006. The Autazes project has not yet commenced commercial extraction, processing, sale, or distribution of potash ore. Accordingly, we have not generated any revenues as of the date hereof and we do not expect to realize profits in the short term. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project. We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of our plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing plan of operations.

These circumstances represent material uncertainties that may cast substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations and Commitments

We are a party to certain consulting agreements, which provide, as of December 31, 2024, for aggregate change in control payments by us of approximately $17.7 million to certain of our directors, executives and consultants upon the occurrence of a change in control (as such term is defined in each respective consulting agreement) of our Company, and aggregate termination payments by us of approximately $9.1 million upon the respective termination of such directors, executives and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded on our consolidated financial statements.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with our legal counsel as appropriate, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought in connection therewith. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued on our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed on our financial statements unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Off-Balance Sheet Arrangements

We did not have during the years ended December 31, 2024, 2023 and 2022, and we do not currently have, any off-balance sheet arrangements.

C.	Research and Development, Patents and Licenses

Not applicable.

D.	Trend Information

Impact of any Business Disruptions on our Business Operations

Our operations could be significantly adversely affected by the effects of unpredictable and unforeseen events, such as extreme weather conditions, acts of God, epidemics such as the COVID-19 outbreak, and other natural or manmade disasters and business interruptions, and the related economic consequences. For example, our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions.

We cannot accurately predict the impact any such business disruptions will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate duration and impact of any such business disruptions. For example, a significant outbreak of a contagious disease in the human population, such as the COVID-19 pandemic, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $46.4 million and $13.2 million for the years ended December 31, 2024 and 2023, respectively, and, as of December 31, 2024, we had an accumulated deficit of approximately $158.6 million and working capital of approximately $17.9 million (including cash of approximately $18.9 million).

We require additional financing for working capital and the continuing development of the Autazes Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and we have been able to consummate multiple equity financings through private placements of our Common Shares. Additionally, we have entered into various loan agreements to borrow funds to fund our operating expenses. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, and $30.0 million in gross proceeds pursuant to our IPO (see “Item 5.B. Liquidity and Capital Resources” above).

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from our Regulation A Offering, and the proceeds from our IPO. Currently, we intend to finance our operations through additional equity and debt financings. For more information regarding our ability to fund our ongoing operations, see “Item 14.E. Use of Proceeds.”

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

E.	Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in accordance with IFRS, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Company’s consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Additionally, we strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Critical accounting policies are those policies that reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. See Note 4 – Critical Judgments and Estimation Uncertainties to our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report.

Recent Accounting Pronouncements

See Note 2 – Material Accounting Policies to the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 28, 2025. The business address of our directors and senior management is 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

Name	Age	Position
Senior Management
Mayo Schmidt	67	Executive Chairman
Matthew Simpson	49	Chief Executive Officer
Ryan Ptolemy	49	Chief Financial Officer
Neil Said	45	Corporate Secretary
Adriano Espeschit	59	President and sole officer of Potássio do Brasil Ltda.

Non-Employee Director
Mayo Schmidt	67	Management Director
Matthew Simpson	49	Management Director
Deborah Battiston(2)(3)(4)	66	Independent Director(1)
Brett Lynch(2)(4)	61	Independent Director(1)
Pierre Pettigrew(3)(4)	73	Independent Director(1)
Peter Tagliamonte(2)(3)	61	Independent Director(1)
Christian Joerg	58	Independent Director(1)

(1)	Determined to be independent pursuant to Rule 10A-3 under the Exchange Act, the NYSE American Independence Standards, and the Canadian Independence Standards.
(2)	Member of the Audit Committee. Ms. Battiston is the chairperson of the Audit Committee.
(3)	Member of the Compensation Committee. Mr. Pettigrew is the chairman of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee. Mr. Lynch is the chairman of the Nominating and Corporate Governance Committee.

Senior Management

Mayo Schmidt. Mr. Schmidt has served on the advisory board of the Company since July 2024. Most recently, Mr. Schmidt served as the chairman of the board of directors of VersaCold from May 2021 to August 2022. Mr. Schmidt previously served in a number of roles with Nutrien Ltd. (TSX: NTR), one of the world’s largest fertilizer manufacturers, including as a member and the chairman of the board of directors, as well as the transitional president and chief executive officer for one-year term, from February 2013 to December 2021. Mr. Schmidt was instrumental in the merger of Agrium Inc. and PotashCorp., which resulted in the formation of Nutrien. Mr. Schmidt also served as the president, chief executive officer and a director of Hydro One Ltd. (TSX: H) from 2015 to 2018, during which he led one of the largest IPOs in Canada, executed five acquisitions, and achieved significant cost reductions for Hydro One. Prior to Hydro One, Mr. Schmidt served as the president, chief executive officer and a director of Viterra Inc. from 2000 to 2012, during which he completed 24 acquisitions and transformed Saskatchewan Wheat Pool from a regional cooperative into a major global agriculture and food processing corporation with presence in 14 countries on four continents. Prior to Viterra Inc., Mr. Schmidt held senior management positions at several Fortune 100 companies, including General Mills, Inc., ConAgra, Inc., and ConAgra’s global KBC Trading and Processing Company. Mr. Schmidt has over 30 years of experience in global agriculture, energy, and supply chain management. Mr. Schmidt received an Honorary Doctorate of Commerce degree in business and a Bachelor of Arts degree in business from Washburn University in 2016 and 1980, respectively.

Matthew Simpson. Mr. Simpson has served as our Chief Executive Officer and a director on our board of directors since October 2014. Mr. Simpson has also been the Chief Executive Officer and a member of the board of directors of Black Iron, Inc., a Toronto Stock Exchange listed iron ore exploration and development company, since October 2010. Prior to joining our Company, Mr. Simpson worked for the Iron Ore Company of Canada (which we refer to as “IOC”), a subsidiary of Rio Tinto plc and Mitsubishi Corp, from 2002 to 2010. At IOC, he held several progressive roles in Business Evaluation, Operations Planning, Continuous Improvement, and, in his last three years, as Mine General Manager. His work with IOC primarily took place at their Carol Lake iron ore deposit in Labrador. Prior to joining IOC, Mr. Simpson worked as a process engineer for Hatch Ltd., designing and debottlenecking metallurgical refineries around the world. Mr. Simpson has extensive experience in mine design, operations and project management. Mr. Simpson holds a Bachelor of Science degree in Chemical Engineering, as well as a Master of Business Administration degree, from Queen’s University in Canada.

Ryan Ptolemy. Mr. Ptolemy has served as our Chief Financial Officer since July 2011. Mr. Ptolemy is a Chartered Professional Accountant, Certified General Accountant, and CFA charter holder. Mr. Ptolemy is also the Chief Financial Officer of various Toronto Stock Exchange and Cboe Canada listed public companies in the investment, and mining industries, as part of the Forbes & Manhattan, Inc. group of companies, such as Aberdeen International Inc. (since October 2010) and Belo Sun Mining Corp. (since March 2010). Mr. Ptolemy also served as the Chief Financial Officer of EV Technology Group Ltd. from November 2020 to March 2024, DeFi Technologies Inc. from October 2009 to January 2025 and Sulliden Mining Capital Inc. from June 2020 to January 2024. Mr. Ptolemy holds a Bachelor of Arts degree in Administrative and Commercial Studies from Western University in Canada.

Neil Said. Mr. Said has served as our Corporate Secretary since June 2018. Mr. Said has also been the corporate secretary of Belo Sun Mining Corp., a Toronto Stock Exchange listed mining company, since July 2020, and the chairman of Bluelake Minerals AB, a company that explores and develops mineral properties, since January 2019. Prior to that, Mr. Said served as the corporate secretary of several companies, including at Arena Minerals Inc. from July 2015 to November 2017, and Fura Gems Inc. from February 2013 to November 2017. Mr. Said is also a business executive and corporate securities lawyer who provides consulting services to various private companies and Toronto Stock Exchange, TSX Venture Exchange, Cboe Canada and Canadian Securities Exchange listed public companies in the mining, oil & gas, cannabis, gaming, and technology industries. Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Said holds a Bachelor of Business Administration (Honors) degree with a minor in Economics from Wilfrid Laurier University in Canada, and a Juris Doctor degree from the Faculty of Law at the University of Toronto in Canada.

Adriano Espeschit. Mr. Espeschit has served as the President and the sole officer of Potássio do Brasil Ltda., our wholly-owned local subsidiary in Brazil, since September 2021. Prior to joining Potássio do Brasil Ltda., Mr. Espeschit was an Executive Director at J. Mendo Consultoria Ltda. from February 2010 to September 2021, an Operations Director at Mirabela Nickel from September 2008 to January 2010, a General Manager at the Mouth Keith Nickel Operations of BHP Billiton Australia from January 2007 to September 2008, a Project Leader at Shell Canada from November 2005 to December 2006 where he worked with the Fort McKay First Nation, and a General Manager at the Sossego Project at Vale S.A. from July 2000 to March 2005. Mr. Espeschit has over 35 years of experience building and operating mines globally for international companies, including having been involved in several mutually successful consultations with indigenous communities and working as contract leader at the Petromisa Potash mine in Brazil. Mr. Espeschit is a member of the Society for Mining Metallurgy and Exploration, the Canadian Institute of Mining, Metallurgy and Petroleum, and the Australian Institute of Mining and Metallurgy. Mr. Espeschit holds a Bachelor of Science degree in Mining Engineering from the Federal University of Minas Gerais in Brazil, and a Master of Business Administration degree in Strategic Business Management from São Paulo University in Brazil.

Non-Employee Directors

Deborah Battiston. Ms. Battiston has served as a director on our board of directors since June 2024. Ms. Battiston has served as a director, a member of each of the compensation committee and governance committee, and the chairperson of the audit committee of McFarlane Lake Mining Limited since January 2023, and was a director and a member of the audit committee of Savanna Capital Corp. from February 2019 to October 2024. Ms. Battiston also has broad experience in the mineral resource mining and production sector, having served as the chief financial officer of a number of Canadian public mineral resource companies that are part of the Forbes & Manhattan, Inc. group of companies, including O2 Gold Inc. from January 2020 to January 2022, Jourdan Resources Inc. from June 2019 to January 2022, Q-Gold Resources Ltd. from June 2019 to January 2022, QMX Gold Corporation from September 2003 to September 2020, Sulliden Mining Capital Inc. from November 2014 to June 2020, and Allana Potash Corp. from December 2007 to January 2017. In particular, as the chief financial officer of Allana Potash Corp., she was involved in multiple equity raises for Allana, acquisitions by Allana of significant mining assets, including Nova-Ethio Potash Corporation, and the subsequent sale of Allana to Israeli Chemical Ltd., which is one of the largest potash producers in the world. Additionally, Ms. Battiston has over 35 years of experience in financial management, 24 years of which are in the public company sector, during which she served as the chief financial officer of a number of other Canadian public companies. Ms. Battiston is a Chartered Professional Accountant (CPA) of Canada and holds an “Institute of Corporate Director-Director” (ICD.D) designation from the Rotman School of Management of University of Toronto. Ms. Battiston holds a Bachelor of Arts degree in Economics from the University of Guelph in Canada.

Brett Lynch. Mr. Lynch has served as a director on our board of directors since June 2024. Mr. Lynch currently is the Executive Chairman of Ionic Rare Earths Limited (ASX: IXR). Prior to Ionic Rare Earths, Mr. Lynch held various executive positions and director roles at several leading resources companies, including as the Chief Executive Officer and a managing director of Sayona Mining Limited from July 2019 to August 2023, the Chief Executive Officer and an executive director of Valley Longwall International Pty Ltd from November 2008 to July 2018, and a managing director of Australia of Schenck Process Pty Ltd. from July 2005 to June 2008. Mr. Lynch has over 30 years of experience in the global mining industry. Mr. Lynch received a Bachelor of Engineering degree in Mining (Honours) from the University of Melbourne and a Graduate Diploma of Business (Accounting) from Monash University. Mr. Lynch also received a Company Director Diploma from the Australian Institute of Company Directors.

Hon. Pierre Pettigrew. Mr. Pettigrew has served as a director on our board of directors since December 2010. Mr. Pettigrew has also been an Executive Advisor, International at Deloitte & Touche, LLP since October 2006, and has served as the chair of the board of the Asia Pacific Foundation of Canada since July 2019. Mr. Pettigrew also serves as a director on the boards of directors of several public companies. Prior to Deloitte & Touche, from January 1996 to February 2006, Mr. Pettigrew led a number of senior departments in the Government of Canada, and, among other positions, he has served as the Minister of Foreign Affairs, Minister for International Trade, Minister of Human Resources Development, and Minister of International Cooperation. Mr. Pettigrew was also part of the Government of Canada’s Special Envoy for the Canada European Union Trade Agreement. Mr. Pettigrew holds a Bachelor of Arts degree in Philosophy from the University of Quebec in Trois- Rivieres in Canada and a Master of Philosophy degree in International Relations from the University of Oxford in the United Kingdom, and is a graduate of the Directors Education Program at the Rotman School of Management of the University of Toronto in Canada.

Peter Tagliamonte. Mr. Tagliamonte has served as a director on our board of directors since June 2024. Mr. Tagliamonte was a director at Belo Sun Mining Corp. (TSX: BSX.TO) from February 2010 to June 2024, where he also served as its Chief Executive Officer and President from August 2014 to May 2024. Prior to Belo Sun Mining, Mr. Tagliamonte was the Chief Executive Officer of Sulliden Gold Corp. from April 2009 to August 2014. Prior to Sulliden Gold Corp., Mr. Tagliamonte held various executive roles at several leading mining companies, including as the Chief Executive Officer and President of Central Sun Mining Inc. from May 2006 to March 2009, and as the Chief Operating Officer of Desert Sun Mining Corp. from November 2003 to April 2006, where he was instrumental in transforming the Jacobina Mine in Brazil into a substantial 4,600-ton output per day operation. Mr. Tagliamonte has over 35 years of experience in the global mining industry, with more than 20 years focused in Brazil as he is fluent in Portuguese, and his mining expertise encompasses specialized knowledge of underground mine development and shaft sinking. Mr. Tagliamonte received a Bachelor of Engineering degree in Mining Engineering from Laurentian University and a Master of Business Administration degree from Ivey Business School of Western University.

Christian Joerg. Mr. Joerg is Chief Executive Officer of VA Intertrading Aktiengesellschaft (VAIT), Austria’s leading trading company. Most recently, Mr. Joerg served as Vice President, Trade, SALIC (Saudi Agricultural and Livestock Investment Company) and was previously head of Agriculture Supply Chain Investments and Portfolio Management responsible for the development and execution of Saudi Arabia’s global food security strategy. Previously, Mr. Joerg served as CEO of MAG Commodities (2013-2016), Vice President and Managing Director for Viterra’s Europe, Middle East and Africa operations (2008-2013), Executive Director of Commodity Trade Finance at UBS (2005-2008), and Vice President and Managing Director of Collateral Management at SGS (1998-2005). Mr. Joerg holds degrees from Dr. Räbers Business College in Zürich and the Agricultural College Strickhof. He is multilingual, speaking German, English, French, and Dutch.

Family Relationships

There are no familial relationships among any of our directors or executives.

B.	Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

Name and Principal Position(s)	Year	Salary ($)		Bonus ($)		Share Awards ($)	RSU Awards ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Executives:
Stan Bharti(1) Executive Chairman and Director	2024	580,000	(2)	750,000	(3)	—	12,750,000	(11)	—	—	14,080,00
Matthew Simpson Chief Executive Officer and Director	2024	650,000	(4)	750,000	(5)	—	11,250,000	(11)	—	—	12,650,00
David Gower(6)(7) Former President and former Director	2024	100,000		—		—	2,437,500	(11)	—	—	2,537,500
Ryan Ptolemy Chief Financial Officer	2024	135,000	(8)	220,000	(5)	—	3,750,000	(11)	—	—	4,105,000
Neil Said Corporate Secretary	2024	135,000	(9)	250,000	(5)	—	5,625,000	(11)	—	—	6,010,000
Adriano Espeschit President and sole officer of Potássio do Brasil Ltda.	2024	133,546	(10)	500,000	(5)	—	5,625,000	(11)	—	—	6,258,546
Directors:
Carmel Daniele(7) Independent Director	2024	—		—		—	—		—	—	—

	Year	Salary ($)	Bonus ($)	Share Awards ($)	RSU Awards ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Pierre Pettigrew Independent Director	2024	100,000	—	—	937,500	(11)	—	—	1,037,500
Deborah Battiston Independent Director	2024	—	—	—	375,000	(11)	—	—	375,000
Brett Lynch Independent Director	2024	—	—	—	1,500,000	(11)	—	—	1,500,000
Peter Tagliamonte Independent Director	2024	—	—	—	375,000	(11)	—	—	375,000
Andrew Pullar(7) Independent Director	2024	—	—	—	—		—	—	—

(1)

Mr. Bharti resigned as the Executive Chairman and a Director effective on January 6, 2025. In connection with Mr. Bharti’s resignation, on December 17, 2024, the board of the Company appointed Mr. Schmidt as the new Executive Chairman and Director effective on January 6, 2025.

(2)

Represents the aggregate amount of the base fee earned in 2024 by, and paid by us to, Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman) under the F&M Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Forbes & Manhattan, Inc.; Stan Bharti” below).

(3)

Paid to Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman). See Note 18 to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, included elsewhere in this Annual Report. Such bonus was awarded by our board of directors, in its sole discretion, in recognition of Mr. Bharti’s leadership and contributions to the significant advancements and developments of the Autazes Project since the inception of our Company, in particular, Mr. Bharti’s role in our financing activities, including the successful completion of our IPO.

(4)

Represents the aggregate amount of the base fee earned in 2024 by, and paid by us to, Iron Strike Inc. (a company controlled by Matthew Simpson) under the Iron Strike Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Iron Strike Inc.; Matthew Simpson” below).

(5)

Represents a discretionary cash bonus that we paid to such executive, which bonus was awarded by our board of directors, in its sole discretion, in recognition of such executive’s individual contributions to the significant advancements and developments of the Autazes Project since the inception of our Company, in particular, the completion of our IPO.

(6)	In June 2024, David Gower resigned from his position as the President of our Company.
(7)	Such individual was not nominated for reelection as a director at our 2024 annual meeting of our shareholders.
(8)

Represents the aggregate amount of the base fee earned in 2024 by, and paid by us to, Ryan Ptolemy under the Ptolemy Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Ryan Ptolemy” below).

(9)

Represents the aggregate amount of the base fee earned in 2024 by, and paid by us to, Neil Said under the Said Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Neil Said” below).

(10)

Represents the aggregate amount of the base fee (converted into U.S. dollars based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2024) earned in 2024 by, and paid by us to, J. Mendo Consultoria Empresarial Ltda. under the Espeschit Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit” below).

(11)

Represents the fair value of the Common Shares underlying the RSUs as of the date of grant. Such fair value of the RSUs was determined based on the estimated fair market value per underlying Common Share of $15.00 as of the date of grant. For additional information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies; Estimates—Share-based Payments and Warrants”, and Note 13 to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, included elsewhere in this Annual Report.

Executive Compensation

We operate in a constantly evolving landscape, and we believe that attracting a highly talented team of executives is critical to our success. Our executive compensation program is designed to achieve the following objectives:

•

provide market-competitive compensation in order to attract, retain and reward qualified, experienced, high-performing and goal-driven executives, whose knowledge, skills and performance are critical to our success; and

•	motivate our executives to achieve and exceed our business and financial expectations and objectives within a calculated risk framework.

We intend to expand our executive compensation program to include more consistent equity incentive compensation awards as part of the overall compensation of our executives to achieve the following additional objectives:

•	align the interests of our executives with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by our executives and provide a strong pay-for-performance relationship.

Our executive compensation program includes cash compensation in the form of base fees under consulting agreements, and we expect that it will more consistently include long-term incentives in the form of grants of incentive awards under our 2024 Incentive Compensation Plan. We provide base fees under consulting agreements, which are designed to be aligned with the competitive market based on internal industry analysis, to compensate our executives for their day-to-day responsibilities.

Our compensation committee evaluates our executive compensation philosophy and executive compensation program as circumstances require, and reviews executive compensation on an annual basis. As part of this review process, we expect our compensation committee to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key executive. We expect that the executive compensation program will be designed to motivate our executives to achieve our business and financial objectives, as well as to align their interests with the long-term interests of our shareholders.

Consulting Agreements

We have not entered into any employment agreements with any of our executives, however, we have entered into consulting agreements with the following executives and related entities as set forth below. The following describes the respective consulting agreements that are currently in place as of the date of this Annual Report.

Mayo Schmidt

On January 6, 2025, we entered into a consulting agreement with Mayo Schmidt, pursuant to which Mr. Schmidt was appointed and serves as the Executive Chairman and Director of our Company in exchange for the payment by us to Mr. Schmidt of a base fee of $83,333.33 per month. Mr. Schmidt is also entitled to additional grants of security compensation, including the grant of 250,000 DSUs, vesting in four equal quarterly tranches with the first tranche vesting on the date of the consulting agreement. As of the date of this Annual Report, Mr. Schmidt had 125,000 DSUs vested.

Pursuant to the consulting agreement, Mr. Schmidt may be terminated at any time by us for cause without notice or payment in lieu of notice and without payment of any amount whatsoever either by way of anticipated earnings or damages of any kind by advising Mr. Schmidt in writing. Additionally, in the absence of a change of control, we may terminate Mr. Schmidt’s consulting agreement without cause by making a payment to Mr. Schmidt that is equivalent to 12 months of base fees. Mr. Schmidt may terminate the consulting agreement upon written notice to us. In the event there is a change in control of our Company, either we or Mr. Schmidt may terminate the appointment of Mr. Schmidt within one year. In the event that such an election is made, we shall, within 30 days of such election, make a lump sum termination payment to Mr. Schmidt that is equivalent to 36 months of the base fees, plus an amount that is equivalent to all cash bonuses paid to Mr. Schmidt in the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options and DSUs, as applicable, granted under our Stock Option Plan and our Deferred Share Unit Plan, respectively, to Mr. Schmidt, that have not yet vested, will vest immediately.

Gower Exploration Consulting Inc.; David Gower

On July 1, 2009, we entered into an independent contractor agreement (which we refer to as the “Gower Consulting Agreement”) with Gower Exploration Consulting Inc., a company controlled by David Gower (which we refer to together as “Gower”), our former President and a former member of our board of directors, pursuant to which Mr. Gower was appointed and served as the President of our Company and provided management services to us, in exchange for the payment by us to Gower of a base fee of $25,000 per month plus a signing bonus of $75,000. Under the Gower Consulting Agreement, we had the right to terminate the Gower Consulting Agreement without cause by making a payment to Gower equal to six months of the base fee, and Gower had the right to terminate the Gower Consulting Agreement by providing us with three-months’ notice.

On February 1, 2015, the parties amended the Gower Consulting Agreement to increase the base fee to $33,333 per month.

On January 1, 2019, the parties further amended the Gower Consulting Agreement to decrease the base fee to $0 per month, and to provide that in the event there was a change in control of our Company and we terminated the Gower Consulting Agreement within 12 months following the change in control, we would have been required, within 30 days of such termination, to make a lump sum termination payment equal to 36 months multiplied by $33,333, plus an amount equal to all cash bonuses paid to Gower during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options granted under our Stock Option Plan to Gower, that had not yet vested, would have vested immediately.

On June 12, 2024, Mr. Gower resigned from his position as the President of our Company, the parties terminated the Gower Consulting Agreement, and we paid Gower a termination fee of $100,000.

Forbes & Manhattan, Inc.; Stan Bharti

On October 1, 2009, we entered into an independent contractor agreement (which we refer to as the “F&M Consulting Agreement”) with Forbes & Manhattan, Inc., a company for which Stan Bharti, our Executive Chairman and a member of our board of directors, also serves as its executive chairman (which we refer to as “F&M”), pursuant to which F&M provides management services to us on a month-to-month basis, in exchange for the payment by us to F&M of a base fee of $15,000 per month. Pursuant to the F&M Consulting Agreement, F&M is responsible for remitting taxes, maintaining financial records, obtaining all necessary licenses and permits, complying with all applicable laws and regulations and providing consulting services.

On September 1, 2011, the parties amended the F&M Consulting Agreement to increase the base fee to $40,000 per month, and on February 1, 2015, the parties further amended the F&M Consulting Agreement to increase the base fee to $48,333 per month.

On September 11, 2024, the parties further amended the F&M Consulting Agreement (which we refer to as the “2024 Amendment”), with the 2024 Amendment becoming effective on the date our Common Shares are listed on the NYSE. The 2024 Amendment (i) amends the term of the F&M Consulting Agreement to a period of eight years commencing on the effective date of the 2024 Amendment, (ii) increases the base fee to $83,333.33 per month, (iii) provides that we may terminate the F&M Consulting Agreement without cause by paying a termination fee equal to the fees that would have been owed to F&M for the then remaining term of the F&M Consulting Agreement, and (iv) provides that F&M may terminate the F&M Agreement upon written notice to us, without payment by us of a termination fee.

Neil Said

On January 1, 2014, we entered into an independent contractor agreement (which we refer to as the “Said Consulting Agreement”) with Neil Said, our Corporate Secretary, pursuant to which Mr. Said provides management services to us, in exchange for the payment by us to Mr. Said of a base fee of CAD$2,500 per month. We may terminate the Said Consulting Agreement without cause by making a lump sum payment to Mr. Said equal to 12 months of the base fee, and Mr. Said may terminate the Said Consulting Agreement by providing us with written notice. In the event there is a change in control of our Company, either we or Mr. Said may terminate the appointment and the Said Consulting Agreement within one year following the change in control, and in such event, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Said during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options and DSUs granted under our Stock Option Plan and our Deferred Share Unit Plan, respectively, to Mr. Said, that have not yet vested, will vest immediately.

On November 1, 2021, the parties amended the Said Consulting Agreement to increase the base fee to $10,000 per month, which was retroactively effective as of January 1, 2021.

On January 16, 2025, the parties amended the Said Consulting Agreement to increase the base fee to $25,000 per month, which was retroactively effective as of December 1, 2024.

Ryan Ptolemy

On August 1, 2014, we entered into an independent contractor agreement (which we refer to as the “Ptolemy Consulting Agreement”) with Ryan Ptolemy, our Chief Financial Officer, pursuant to which Mr. Ptolemy has been appointed and serves as the Chief Financial Officer of our Company and provides management services to us on a month-to-month basis, in exchange for the payment by us to Mr. Ptolemy of a base fee of $5,000 per month. We may terminate the Ptolemy Consulting Agreement without cause by making a payment to Mr. Ptolemy equal to 12 months of the base fee and a pro rata share of any accrued and determined, but unpaid, bonuses, and Mr. Ptolemy may terminate the Ptolemy Consulting Agreement by providing us with three-months’ notice. In the event there is a change in control of our Company, either we or Mr. Ptolemy may terminate the appointment and the Ptolemy Consulting Agreement within one year following the change in control, and in such event, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Mr. Ptolemy during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options and DSUs granted under our Stock Option Plan and our Deferred Share Unit Plan, respectively, to Mr. Ptolemy, that have not yet vested, will vest immediately.

On November 1, 2021, the parties amended the Ptolemy Consulting Agreement to increase the base fee to $10,000 per month, which was retroactively effective as of January 1, 2021.

On January 16, 2025, the parties amended the Ptolemy Consulting Agreement to increase the base fee to $25,000 per month, which was retroactively effective as of December 1, 2024.

Iron Strike Inc.; Matthew Simpson

On February 1, 2015, we entered into an independent contractor agreement (which we refer to as the “Iron Strike Consulting Agreement”) with Iron Strike Inc., a company controlled by Matthew Simpson (which we refer to together as “Simpson”), our Chief Executive Officer and a member of our board of directors, pursuant to which Mr. Simpson has been appointed and serves as the Chief Executive Officer of our Company and provides management services to us on a month to month basis, in exchange for the payment by us to Simpson of a base fee of $54,166.67 per month. We may terminate the Iron Strike Consulting Agreement without cause by making a payment to Simpson equal to six months of the base fee. Simpson may terminate the Iron Strike Consulting Agreement by providing us with three-months’ notice, and upon our receipt of such notice from Simpson, we may elect to immediately terminate the Iron Strike Consulting Agreement, in which case we are required to make a payment to Simpson equal to three months of the base fee. In the event there is a change in control of our Company and we terminate the Iron Strike Consulting Agreement within 12 months following the change in control, we are required to make a lump sum termination payment equal to 36 months of the base fee plus an amount equal to all cash bonuses paid to Simpson during the 36 months prior to the change in control. Additionally, upon a change in control of our Company, all stock options granted under our Stock Option Plan to Simpson, that have not yet vested, will vest immediately.

J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit

On September 16, 2021, Potássio do Brasil Ltda., our wholly-owned local subsidiary in Brazil, entered into a service agreement (which we refer to as the “Espeschit Consulting Agreement”) with J. Mendo Consultoria Empresarial Ltda., a company controlled by Adriano Espeschit (which we refer to together as “Espeschit”), the President and sole officer of Potássio do Brasil Ltda., pursuant to which Espeschit provides management and consulting services to Potássio do Brasil Ltda. indefinitely, in exchange for the payment by Potássio do Brasil Ltda. to Espeschit of a base fee of R$60,000 per month (which is approximately US$12,366 per month, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2023). Under the Espeschit Consulting Agreement, Espeschit is also eligible to receive a performance bonus in the amount of R$1,200,000 (which is approximately US$247,316, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2023) upon the final and irrevocable issuances of all the Construction Licenses for the Autazes Project. Additionally, under the Espeschit Consulting Agreement, Espeschit was entitled to stock options to purchase an aggregate of 500,000 Common Shares, which stock options were granted in January 2022 with an exercise price of $4.00 per share, but were cancelled in May 2023 in exchange for the grant of 200,000 DSUs with an estimated fair market value of $800,000 (see “—Compensation of Senior Management and Directors” above). Potássio do Brasil Ltda. may terminate the Espeschit Consulting Agreement without cause by providing Espeschit with 30 days’ notice. In the event that either party terminates the Espeschit Consulting Agreement due to the default of the other party, the non-defaulting party is entitled to (a) a compensatory payment equal to 10% of the estimated value of the Espeschit Consulting Agreement, (b) the corresponding losses and damages, and (c) procedural expenses and attorneys’ fees.

Discretionary Cash Bonuses

In December 2024, we paid discretionary cash bonuses in the following amounts to the following executives: (i) $750,000 to Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman); (ii) $750,000 to Matthew Simpson; (iii) $220,000 to Ryan Ptolemy; (iv) $250,000 to Neil Said; and (v) $500,000 to Adriano Espeschit. See “—Compensation of Senior Management and Directors” above.

Clawback Policy

On October 23, 2024, we adopted an executive officer clawback policy (the “Executive Officer Clawback Policy”) that applies to incentive-based compensation erroneously received by certain of our executives (which currently comprises the individuals that we have determined would be an “officer” of the Company within the meaning of Rule 16a-1(f) of the U.S. Securities Exchange Act of 1934). A copy of the Executive Officer Clawback Policy is filed as Exhibit 97.1 to this Annual Report.

Director Compensation

Independent Directors

We have seven directors on our board of directors, of which five directors, Deborah Battiston, Brett Lynch, Pierre Pettigrew, Peter Tagliamonte and Christian Joerg, are considered “independent”, as determined in accordance with the NYSE American Independence Standards and the Canadian Independence Standards.

Independent Director Compensation Program

Our board of directors has established a compensation program for our independent directors, pursuant to which we will pay the following fees to each of our independent directors following their respective elections or re-elections at each annual meeting of our shareholders:

•	an annual cash retainer of $60,000 to each independent director;

•	an additional annual cash retainer of $15,000 to the Lead Independent Director;

•

an additional annual cash retainer of $10,000 to each chairperson of the three standing committees of our board of directors (our audit committee, our compensation committee, and our nominating and corporate governance committee), to the extent such chairperson is not also the Lead Independent Director; and

•	an annual grant of $175,000 of RSUs, which will vest ratably in eight equal installments every three months from the date of grant, subject to continued service on our board of directors.

We will also reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of our board of directors and its committees.

Management Directors

We do not pay any compensation to our directors who also serve as executives of our Company (which we refer to as “management directors”) for their services as directors on our board of directors. Our management directors currently consist of Mayo Schmidt and Matthew Simpson. See “—Compensation of Senior Management and Directors” and “—Executive Compensation” above for a description of the compensation we paid in 2024.

C.	Board Practices

Board of Directors

Our board of directors is responsible for the general guidance of our business and ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. Our board of directors is vested with broad powers to act on behalf of our Company and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to our shareholders fall within the scope of our board of directors.

Our articles of incorporation provide that our board of directors will consist of a minimum of one director and a maximum of ten directors. Our board of directors has been empowered by our shareholders to determine by resolution from time to time the number of directors on our board of directors within the minimum and maximum numbers provided for in our articles of incorporation, provided, however, that our board of directors may not, between meetings of shareholders, increase the number of directors on our board of directors to a total number greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. Our directors hold office until the next annual meeting of our shareholders and until their successors have been duly elected and qualified.

Our board of directors currently consists of seven directors, of which five are considered “independent”, as determined in accordance with the director independence standards set forth in the NYSE American Company Guide (which we refer to as the “NYSE American Independence Standards”) and the director independence standards set forth under Canadian National Instrument 58-101—Disclosure of Corporate Governance Practices and Section 1.4 of Canadian National Instrument 52-110—Audit Committees (which we refer to as the “Canadian Independence Standards”).

Director Independence

Under the NYSE American Independence Standards, an independent director is defined as a person who is not an executive officer or employee of our Company and who, in the opinion of our board of directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Canadian Independence Standards, a director is considered to be independent if he or she is free from any direct or indirect material relationship with our Company which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of such director’s independent judgement.

Based on the NYSE American Independence Standards, the Canadian Independence Standards, information provided by each director concerning his or her background, employment and affiliations, current and prior relationships that each director has or had with our Company, and all other facts and circumstances that our board of directors deem relevant, our board of directors has determined that of the seven directors on our board of directors, Deborah Battiston, Brett Lynch, Pierre Pettigrew, Peter Tagliamonte and Christian Joerg are considered independent, and Mayo Schmidt and Matthew Simpson are not considered independent, given Messrs. Schmidt’s and Simpson’s respective positions as executives of our Company. For additional information regarding certain relationships and related party transactions involving our directors, see also “Item 6.C. Board Practices—Certain Relationships” below and “Item 7.B. Related Party Transactions.”

Certain members of our board of directors are also members of the board of directors of other public companies. See “—Participation of Directors in Other Reporting Issuers” below. Our board of directors has not adopted a director interlock policy but is keeping informed of other public directorships held by our directors.

Lead Independent Director

As Mayo Schmidt, our Executive Chairman, is not considered to be independent based upon the NYSE American Independence Standards and the Canadian Independence Standards, our board of directors has appointed Deborah Battiston as the lead independent director of our board of directors (which we refer to as the “Lead Independent Director”), who is responsible for ensuring that the independent directors have opportunities to meet without management or non-independent directors present, as necessary, and that our board of directors functions independent of our Company’s management. The Lead Independent Director may be appointed and replaced from time to time by our board of directors. We have adopted a written mandate of the Lead Independent Director, which sets forth his or her key responsibilities.

Board Mandate

We have not adopted a formal written mandate with respect to our board of directors. Our board of directors is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our board of directors discharges some its responsibilities through each of its standing committees.

Role of our Board of Directors in Risk Oversight

Our board of directors oversees our business and considers the risks associated with our business strategy and decisions. One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors currently implements its risk oversight function as a whole. Each of the three standing committees (the audit committee, the compensation committee, and the nominating and corporate governance committee) of our board of directors also provides risk oversight in respect of its respective areas of concentration and reports material risks to our board of directors for further consideration. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with operational, governmental, environmental, legal, corporate governance, financial, credit and liquidity matters, evaluating our risk management processes, allocating responsibilities for risk overnight among the full board of directors and the three standing committees, and fostering an appropriate culture of integrity and compliance with legal obligations. In addition, our board of directors receives periodic detailed operating performance reviews from our management.

Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors legal, regulatory and compliance matters that could have a significant impact on our financial statements, in addition to oversight of the performance of our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. While each standing committee of our board of directors is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Orientation and Continuing Education

We have not adopted a formal orientation and continuing education program for new directors. Although we do not have formal orientation and training programs, new members of our board of directors are provided with: (i) information regarding the functioning of our board of directors and its committees, as well as copies of all of our corporate governance policies; (ii) access to our recent, publicly filed documents and our internal financial information; (iii) access to our management, technical experts and consultants; and (iv) a summary of significant corporate and securities responsibilities.

Position Descriptions

We do not intend to adopt written position descriptions for the chairperson of our board of directors or the chairperson of each committee of our board of directors, nor do we intend to adopt a written position description for our Chief Executive Officer, although written position descriptions may be developed in the future.

With respect to the chairperson of our board of directors and the chairperson of each committee of our board of directors, we expect such chairpersons to assume a leadership role on our board of directors and on each committee, respectively. With respect to our Chief Executive Officer, the scope and duties of our Chief Executive Officer include, among other things, strategic planning, corporate and business development, capital financing, and value creation. Our Chief Executive Officer is subject to the oversight of our board of directors. We believe that the roles and responsibilities of each of the respective chairpersons and of our Chief Executive Officer are well understood by them and by our board of directors as a whole.

Director Term Limits and Other Mechanisms of Board Renewal

We have not adopted term limits for the directors on our board of directors or other mechanisms of board renewal, as our board of directors is of the view that directors who have served on our board of directors for an extended period of time are able to provide continuity and valuable insight into our Company and our operations and prospects based on their experience with, and understanding of, our history, policies, and objectives.

Diversity

We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance the performance of our board of directors. Our nominating and corporate governance committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance, as well as expected contributions to the performance of our board of directors, and, accordingly, diversity is taken into consideration.

We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities, and experience.

We have not adopted a formal policy with respect to the identification and nomination or appointment of women and of other diverse candidates to our board of directors or our senior management team. Our nominating and corporate governance committee and our senior executives take gender and other diversity representation into consideration as part of their overall recruitment and selection process. We have not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. We do not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit our ability to ensure that the overall composition of our board of directors and senior management team meets the needs of our organization and our shareholders.

We currently have one woman on our board of directors (representing 14% of our directors), and our board of directors is committed to maintaining or increasing the number of women on our board of directors as board turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by our board of directors and its committees. We do not currently have any women on our senior executive team.

Meetings of Our Board of Directors

Our board of directors intends to hold regularly scheduled meetings at least once every quarter, as well as additional meetings on an as needed basis from time to time. During the 2024 fiscal year, our board of directors held ten meetings and our independent directors held one meeting, and during the period from January 1, 2024 to March 28, 2025, our board of directors has held three meetings.

The following table summarizes the attendance record of each then member of our board of directors at the meetings of our board of directors held during the year ended December 31, 2024:

Director	Meetings Attended
Stan Bharti(1)	Ten out of Ten meetings
Matthew Simpson	Ten out of Ten meetings
Carmel Daniele(2)	Four out of Five meetings
Andrew Pullar(2)	Three out of Five meetings
Pierre Pettigrew	Ten out of Ten meetings
David Gower(2)(3)	Five out of Five meetings
Deborah Battiston	Five out of Five meetings
Brett Lynch	Five out of Five meetings
Peter Tagliamonte	Four out of Five meetings

(1)

Mr. Bharti resigned as the Executive Chairman and a Director effective on January 6, 2025. In connection with Mr. Bharti’s resignation, on December 17, 2024, the board of the Company appointed Mr. Schmidt as the new Executive Chairman and Director effective on January 6, 2025.

(2)	Such individual was not nominated for reelection as a director at our 2024 annual meeting of our shareholders.
(3)	In June 2024, David Gower resigned from his position as the President of our Company.

Executive Sessions of our Independent Directors

To enhance the ability of our board of directors to exercise independent judgment, the independent directors on our board of directors meet in regular executive sessions, without the non-independent directors and members of our management, before or after each regularly scheduled meeting of our board of directors. We believe that open and candid discussion among our independent directors is facilitated by the relatively small size of our board of directors, and our board of directors, as a whole, attributes significant value to the views and opinions of our independent directors. Deborah Battiston, as the Lead Independent Director, leads the meetings of our independent directors to discuss any matters as our independent directors consider appropriate.

Committees of our Board of Directors

Audit Committee

Our audit committee is comprised of three independent directors, Deborah Battiston, Brett Lynch and Peter Tagliamonte, with Ms. Battiston serving as chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act, the NYSE American Independence Standards and the Canadian Independence Standards, and has sufficient knowledge in financial and auditing matters to serve on our audit committee. In addition, our board of directors has determined that each member of our audit committee is “financially literate” within the meaning under the applicable NYSE American listing rules and the Canadian Independence Standards. For additional details regarding the relevant education and financial and accounting related experience of each member of our Audit Committee, see also “Item 6.A. Directors and Senior Management” above.

Our board of directors has also determined that Deborah Battiston is an “audit committee financial expert” within the meaning under the applicable SEC regulations and NYSE American listing rules. Ms. Battiston has over 35 years of experience in financial management, 24 years of which are in the public company sector, during which she served as the chief financial officer of a number of Canadian public companies, including ARHT Media Inc., O2 Gold Inc., Jourdan Resources Inc., Q-Gold Resources Ltd., QMX Gold Corporation, Sulliden Mining Capital Inc., and Allana Potash Corp.

Our audit committee’s responsibilities are to oversee, review, act on and report on various auditing and accounting matters to our board of directors, including:

•	our financial reporting, auditing and internal control activities;

•	the integrity and audits of our financial statements;

•	the scope of our annual audits;

•	the appointment, qualifications, and independence of, and compensation to, our independent auditors; and

•	the performance of our accounting practices and internal audit function and our independent auditors.

In addition, our audit committee is responsible for the pre-approval of all non-audit services to be provided to us by our independent auditors. Furthermore, our audit committee oversees our compliance programs relating to legal and regulatory requirements. We have adopted an audit committee charter defining our audit committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE American listing standards.

Compensation Committee

Our compensation committee is comprised of three independent directors, Deborah Battiston, Pierre Pettigrew and Peter Tagliamonte, with Mr. Pettigrew serving as chairman of our compensation committee. Each member of our compensation committee is a non-employee director, as defined under Rule 16b-3 under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors has determined that each member of our compensation committee is “independent” within the meaning of the NYSE American Independence Standards and the Canadian Independence Standards. The composition of our compensation committee meets the requirements for independence under the NYSE American Company Guide, including the applicable transition rules.

Our compensation committee’s responsibilities are to:

•	review and approve on an annual basis the corporate goals and objectives relevant to executive compensation, and evaluate the performance of our executives in light of such goals and objectives;

•	review and approve, or recommend that our board of directors approve, the compensation and terms of other compensatory arrangements with our chief executive officer and other executives;

•	review and recommend to our board of directors the compensation of our non-employee directors;

•	administer our incentive compensation and benefit plans;

•	select and retain independent compensation consultants; and

•	assess whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

We have adopted a compensation committee charter defining our compensation committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE American listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of three independent directors, Deborah Battiston, Brett Lynch and Pierre Pettigrew, with Mr. Lynch serving as chairperson of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is “independent” within the meaning of the NYSE American Independence Standards and the Canadian Independence Standards.

Our nominating and corporate governance committee’s responsibilities are to:

•	consider and make recommendations to our board of directors regarding the organization, function and composition of our board of directors and its committees;

•	identify, evaluate and recommend qualified director nominees to serve on our board of directors;

•	oversee an annual evaluation of the performance of our board of directors;

•	oversee our internal corporate governance processes;

•	review and, if appropriate, recommend to our board of directors changes to, our corporate governance policies and procedures; and

•	review and approve or disapprove of related party transactions.

Our nominating and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. In identifying new candidates for our board of directors, our nominating and corporate governance committee considers which competencies and skills our board of directors, as a whole, should possess, and assesses which competencies and skills each existing director possesses, considering our board of directors as a whole, as well as the personality and other qualities of each existing director, as these may ultimately shape and lead to a productive boardroom dynamic. When determining the composition of our board of directors and the appropriate candidates to be nominated for election as directors at the annual meetings of our shareholders, our nominating and corporate governance committee will also take into account our desired goal of having our board of directors reflect a balance of skills, experiences, backgrounds, and diversity.

Additionally, our nominating and corporate governance committee develops and recommends processes for assessing the performance and effectiveness of our board of directors and the committees of our board of directors, and reports the results of such assessments to our board of directors on an annual basis for further discussion as appropriate. Such assessments will consider, among other things, the independence of individual directors, the skills of individual directors and of our board of directors overall, and the financial literacy of individual directors. Our board of directors receives and considers the recommendations from our nominating and corporate governance committee regarding the results of the assessments of the performance and effectiveness of our board of directors, the committees of our board of directors, individual directors, the Lead Independent Director, our Executive Chairman, and the chairpersons of the committees of our board of directors.

We have adopted a nominating and corporate governance committee charter defining our nominating and corporate governance committee’s primary duties in a manner consistent with the rules of the SEC and applicable NYSE American listing standards.

Participation of Directors in Other Reporting Issuers

The following directors of our Company hold directorships in other reporting issuers (or the equivalent) in a jurisdiction of Canada or another foreign jurisdiction:

Director	Name of Other Reporting Issuer(s)	Stock Exchange(s)
Matthew Simpson	Black Iron, Inc.	TSX
Deborah Battiston	McFarlane Lake Mining Limited	Cboe Canada
	Euro Sun Mining Inc.	TSX
Brett Lynch	Ionic Rare Earths Limited	ASX
Pierre Pettigrew	Belgravia Hartford Capital Inc.	CSE
	Black Iron, Inc.	TSX
	Troilus Gold Corp	TSX
Peter Tagliamonte(2)	Belo Sun Mining Corp.	TSX

(1)	Mr. Bharti resigned as the Executive Chairman and a Director effective on January 6, 2025.
(2)	Mr. Tagliamonte resigned as a director effective June 11, 2024.

Conflicts of Interest

To the best of our knowledge, except as disclosed elsewhere in this Annual Report, we are not aware of any existing or potential material conflicts of interest between our Company and any of our directors or executives as of March 28, 2025. Some of our directors and executives are or may be engaged in business activities on their own behalf and on behalf of other companies, and situations may arise where some of our directors or executives may be in a potential conflict of interest with our Company. Nonetheless, we believe that our Chief Executive Officer and Chief Financial Officer will have sufficient time to devote to their respective positions at, and to satisfy their respective responsibilities and obligations to, our Company. Conflicts, if any, will be subject to the procedures and remedies under the OBCA.

Our directors are required by law to act honestly and in good faith with a view to the best interests of our Company, and to disclose any interests which they may have in any project or opportunity of our Company. If a conflict of interest arises in respect of any matter, any such director in such conflict of include will be required to disclose his or her interest and abstain from voting on such matter.

Indebtedness of Directors, Executives and Employees

Other than as disclosed in this Annual Report, none of our directors, executives, or employees or any of their respective affiliates is indebted to our Company or has been subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by our Company or Potássio do Brasil Ltda. Additionally, no individual who is, or at any time during our last fiscal year was, a director, or executive of our Company, or affiliate of any such director or executive, is as of March 28, 2025, or at any time since the beginning of our last fiscal year has been, indebted to our Company or Potássio do Brasil Ltda., or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by our Company or Potássio do Brasil Ltda., including indebtedness for purchases of securities or any other programs. For additional information, see “—Certain Relationships” below and “Item 7.B. Related Party Transactions.”

Certain Relationships

We have entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). See “Item 6.B. Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements.”

We have entered into stock option agreements with our directors and executives in connection with grants by us to our directors and executives of stock option awards under our Stock Option Plan. See “Executive and Director Compensation—Stock Option Plan.”

In connection with certain business travel by our management team, we use charter flight services provided by Tali Flying LP, an entity for which Stan Bharti (our former Executive Chairman) serves as a director. During the years ended December 31, 2024, 2023 and 2022, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, $47,000 and $1.8 million, respectively. See “Item 7.B. Related Party Transactions—Certain Relationships” and “Item 7.B. Related Party Transactions—Certain Travel Expenses.”

Other than our entry into the foregoing referenced agreements and transactions with our directors and executives, none of our directors or executives have been involved in any transactions with our Company, any of our other directors or executives, or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Indemnity Agreements with our Directors and Executives

We have entered into an indemnity agreement with each of our directors and executives, whereby we have agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. For information regarding limitations of liability and indemnification applicable to our directors and executives, see “Item 10.B. Memorandum and Articles of Association.”

D.	Employees.

See “Item 4.B. Business Overview—Employees.”

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

2024 Incentive Compensation Plan

In May 2024, our board of directors approved and adopted, and in June 2024, our shareholders approved, the Brazil Potash Corp. 2024 Incentive Compensation Plan (which we refer to as our “2024 Incentive Compensation Plan”), in order to attract, motivate, retain and reward our directors, executives, officers, employees, consultants, and other service providers. Our 2024 Incentive Compensation Plan provides for the granting of equity-based awards, including stock options to purchase our Common Shares, deferred share units (which we refer to as “DSUs”), restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, performance awards, our Common Shares granted as a bonus or in lieu of another award, and other stock-based awards.

Administration

Our board of directors has designated our compensation committee to administer our 2024 Incentive Compensation Plan. Subject to the terms of our 2024 Incentive Compensation Plan, our compensation committee has the authority, among other powers, to (i) select eligible persons to receive awards (which includes our directors, executives, officers, employees, consultants, and other persons who provide services to our Company or any of our subsidiaries); (ii) grant awards; (iii) determine the type, number and other terms and conditions of, and all other matters relating to, awards; (iv) prescribe award agreements (which need not be identical for each participant) and the rules and regulations for the administration of our 2024 Incentive Compensation Plan; (v) construe and interpret our 2024 Incentive Compensation Plan and award agreements; (vi) correct defects, supply omissions or reconcile inconsistencies in our 2024 Incentive Compensation Plan; and (vii) make all other decisions and determinations as our compensation committee may deem necessary or advisable for the administration of our 2024 Incentive Compensation Plan. Decisions of our compensation committee will be final, conclusive and binding on all persons or entities, including our Company, any subsidiary, any participant or beneficiary, any transferee under our 2024 Incentive Compensation Plan, or any other person claiming rights from or through any of the foregoing persons or entities.

Share Authorization

The total number of our Common Shares subject to awards that is reserved and available for issuance under our 2024 Incentive Compensation Plan is equal to 15.0% of the total number of our Common Shares issued and outstanding as of the date of grant of an award, less the aggregate number of our Common Shares subject to outstanding awards (excluding any substitute awards) granted under our 2024 Incentive Compensation Plan as of such date. Additionally, the maximum aggregate number of our Common Shares that may be delivered under our 2024 Incentive Compensation Plan as a result of the exercise of incentive stock options (which we refer to as “ISOs”) is 20,000,000. To the extent that Common Shares subject to an outstanding award granted under our 2024 Incentive Compensation Plan are not issued or delivered by reason of the forfeiture, expiration, or other termination of such award, the settlement of such award in cash, or otherwise that does not result in the issuance of all or a portion of the Common Shares subject to such award, then such Common Shares (or such portion thereof) generally will again become available under our 2024 Incentive Compensation Plan. Additionally, in the event that any award granted under our 2024 Incentive Compensation Plan is exercised through the tendering of our Common Shares (either actually or by attestation) or by our withholding of our Common Shares, or withholding tax liabilities arising from such award are satisfied by the tendering of our Common Shares (either actually or by attestation) or by our withholding of our Common Shares, then only the number of Common Shares issued net of the Common Shares tendered or withheld will be counted for purposes of determining the total number of our Common Shares subject to outstanding awards as of the applicable date.

Subject to any adjustments provided for in our 2024 Incentive Compensation Plan, in any fiscal year during which our 2024 Incentive Compensation Plan is in effect, no participant who is a member of our board of directors but also not an employee or consultant of our Company may be granted any awards that have a “fair value” (as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance) that exceeds $1,000,000 in the aggregate as of the date of grant.

In the event of any extraordinary dividend or other distribution (whether in the form of cash, our Common Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects our Common Shares and/or such other securities of the Company or any other issuer, then our compensation committee will adjust, among other adjustments, the number and class of securities available under our 2024 Incentive Compensation Plan and the terms of each outstanding award under our 2024 Incentive Compensation Plan, as our compensation committee may determinate to be appropriate and equitable. The decision of our compensation committee regarding any such adjustment will be final, binding and conclusive.

Stock Options

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant stock options, including ISOs that are intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and non-qualified stock options. The exercise price per Common Share subject to a stock option is to be determined by our compensation committee, provided that the exercise price per share of a stock option may not be less than 100% of the fair market value of a Common Share on the date of grant. A stock option granted to a person who owns or is deemed to own shares of our capital stock representing 10% or more of the voting power of all classes of our capital stock (sometimes referred to as a “10% owner”) will not qualify as an ISO unless the per share exercise price for the stock option is not less than 110% of the fair market value of a Common Share on the date the ISO is granted. For purposes of our 2024 Incentive Compensation Plan, the term “fair market value” means the fair market value of our Common Shares or other property, as determined by our compensation committee or under procedures established by our compensation committee.

The maximum term of each stock option, the times at which each stock option will be exercisable, and provisions requiring forfeiture of unexercised stock options at or following termination of employment or service generally will be fixed by our compensation committee, except that no stock option may have a term exceeding 10 years, and no ISO granted to a 10% owner may have a term exceeding five years (to the extent required by the Code at the time of grant). Methods of exercise and settlement and other terms of stock options will be determined by our compensation committee. Accordingly, our compensation committee may permit the exercise price of stock options granted under our 2024 Incentive Compensation Plan to be paid in cash, our Common Shares, restricted stock or other similar securities, other awards under our 2024 Incentive Compensation Plan, or other property (including, subject to applicable law, with cash obtained via loans to participants). Our 2024 Incentive Compensation Plan prohibits the repricing of stock options issued thereunder without the approval of our shareholders and, if required, the NYSE American.

Deferred Share Units

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant DSUs to participants on terms and conditions established by our compensation committee. Satisfaction of vested DSUs will occur upon the termination of a participant’s continuous service for any reason (including death), provided that such termination constitutes a separation from service within the meaning of Section 409A of the Code or a loss of office or employment pursuant to regulation 6801(d) of the Income Tax Act (Canada). Vested DSUs may be satisfied by delivery of an equivalent number of Common Shares, cash equal to the fair market value of the number of our Common Shares covered by the vested DSUs, or a combination of both, as determined by our compensation committee at the date of grant or thereafter.

A DSU will be subject to any restrictions (which may include a risk of forfeiture) as our compensation committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as our compensation committee may determine.

Prior to satisfaction of a DSU, (i) a DSU carries no voting or dividend or other rights associated with the ownership of our Common Shares; and (ii) except as otherwise provided in the applicable award agreement and as permitted under Section 409A of the Code, if applicable, a DSU may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant or any beneficiary.

Restricted Stock and Restricted Stock Units

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant shares of restricted stock and restricted stock units (which we refer to as “RSUs”). Grants of shares of restricted stock or RSUs are subject to such risks of forfeiture and other restrictions as our compensation committee may impose, including time- or performance-based restrictions, or both, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as our compensation committee may determine.

A participant granted shares of restricted stock generally has all of the rights of a shareholder of our Company (including voting and dividend rights), unless otherwise determined by our compensation committee.

Our compensation committee may require or permit a participant to elect that any cash dividends paid on a share of restricted stock be automatically reinvested in additional shares of restricted stock or applied to the purchase of additional awards under our 2024 Incentive Compensation Plan, or may require that payment be delayed (with or without interest at such rate, if any, as determined by our compensation committee) and remain subject to restrictions and a risk of forfeiture to the same extent as the restricted stock with respect to which such cash dividend is payable. Unless otherwise determined by our compensation committee, shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock with respect to which such shares or other property have been distributed.

An award of RSUs confers upon a participant the right to receive our Common Shares or cash equal to the fair market value of the specified number of our Common Shares covered by the RSUs at the end of a specified deferral period. An award of RSUs carries no voting or other rights associated with share ownership prior to settlement.

Stock Appreciation Rights

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant stock appreciation rights, entitling the participant to receive the amount by which the fair market value of a Common Share on the date of exercise exceeds the grant price of the stock appreciation right. The grant price of a stock appreciation right is to be determined by our compensation committee, provided that the grant price of a stock appreciation right may not be less than 100% of the fair market value of a Common Share on the date of grant.

The maximum term of each stock appreciation right, the times at which each stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock appreciation rights at or following termination of employment or service generally will be fixed by our compensation committee, except that no stock appreciation right may have a term exceeding 10 years. Methods of exercise and settlement and other terms of stock appreciation rights will be determined by our compensation committee. Our compensation committee may grant stock appreciation rights in tandem with stock options (which we refer to as “tandem stock appreciation rights”) under our 2024 Incentive Compensation Plan. A tandem stock appreciation right may be granted at the same time as the related stock option is granted or, for stock options that are not ISOs, at any time thereafter but before exercise or expiration of such stock option, and the grant price of a tandem stock appreciation right may not be less than the associated stock option exercise price. A tandem stock appreciation right may only be exercised when the related stock option would be exercisable and the fair market value of a Common Share subject to the related stock option exceeds the stock option’s exercise price. Any stock option related to a tandem stock appreciation right will no longer be exercisable to the extent the tandem stock appreciation right has been exercised, and any tandem stock appreciation right will no longer be exercisable to the extent the related stock option has been exercised. Our 2024 Incentive Compensation Plan prohibits the repricing of stock appreciation rights issued thereunder without the approval of our shareholders and, if required, the NYSE American.

Dividend Equivalents

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant dividend equivalent rights to participants on terms and conditions established by our compensation committee. Dividend equivalent rights are rights to receive amounts equal in value to the dividend distributions paid on our Common Shares, and can be paid in cash, our Common Shares, other awards that may be granted under our 2024 Incentive Compensation Plan, or other property equal in value to the dividends paid on our Common Shares. Dividend equivalent rights may be awarded on a free-standing basis or in connection with another award granted under our 2024 Incentive Compensation Plan.

Our compensation committee may provide that dividend equivalents rights will be paid or distributed when accrued or at some later date, or whether such dividend equivalent rights will be deemed to have been reinvested in additional Common Shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as our compensation committee may specify at the date of grant; provided, that dividend equivalent rights credited in connection with an award that vests based on the achievement of performance goals will be subject to restrictions and risk of forfeiture to the same extent as the associated award.

Performance Awards

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant performance awards to participants on terms and conditions established by our compensation committee. The performance criteria to be achieved during any performance period and the length of the performance period will be determined by our compensation committee in connection with the grant of the performance award. Performance awards may be settled by delivery of cash, our Common Shares, or other awards, as determined by our compensation committee. After the end of each performance period, our compensation committee will determine and certify whether the performance goals have been achieved.

Bonus Stock and Awards in Lieu of Obligations

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant our Common Shares to any eligible persons as a bonus, or to grant our Common Shares or other awards in lieu of obligations to pay cash or deliver other property under our 2024 Incentive Compensation Plan or under other plans or compensatory arrangements; provided, that, in the case of eligible persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of our compensation committee to the extent necessary to ensure that acquisitions of our Common Shares or other awards are exempt from liability under Section 16(b) of the Exchange Act, if applicable. Common Shares granted under our 2024 Incentive Compensation Plan will be subject to such other terms as determined by our compensation committee.

Other Stock-Based Awards

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to grant other stock-based awards valued in whole or in part by reference to, or otherwise based on, our Common Shares. Other stock-based awards may be granted either alone or in addition to other awards granted under our 2024 Incentive Compensation Plan, and may also be available as a form of payment in the settlement of other awards granted under our 2024 Incentive Compensation Plan. Our compensation committee will determine the terms and conditions of such other stock-based awards, including the number of our Common Shares to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in our Common Shares, cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).

Clawback; Automatic Forfeiture

Our 2024 Incentive Compensation Plan provides that we may (i) cause the cancellation of any award, (ii) require reimbursement of any award by a participant or beneficiary, and/or (iii) effect any other right of recoupment of equity or other compensation provided under our 2024 Incentive Compensation Plan if and to the extent we determine that doing so would be necessary or appropriate to comply with any applicable laws or stock exchange requirements.

Additionally, if a participant, without our consent, while employed by, or providing services to, us or any of our related entities, or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement, or otherwise engages in activity that is in conflict with or adverse to our interests or any of our related entities, as determined by our compensation committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of any award held by such participant may, in our compensation committee’s discretion, be canceled; and (ii) our compensation committee may, in its discretion, require such participant or other person to whom any payment has been made or Common Shares or other property have been transferred in connection with such award to forfeit and pay over to us, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any stock option or stock appreciation right and the value realized (whether or not taxable) on the vesting or payment of any other award during the time period specified in the award agreement or otherwise specified by our compensation committee.

Unless otherwise set forth in an award agreement or determined by our compensation committee, where a participant is terminated for Cause (as defined under our 2024 Incentive Compensation Plan), or, in the case of a member of our board of directors, is otherwise removed as a result of losing his/her eligibility to serve on our board of directors due to an order by a regulatory body or stock exchange or for culpable conduct as determined by our compensation committee, all awards (both vested and unvested) held by such participant as of the date of such termination or cessation of service will be immediately cancelled without liability or compensation therefor and will be of no further force and effect.

Other Terms of Awards

Awards granted under our 2024 Incentive Compensation Plan may be settled in the form of cash, our Common Shares, other awards or other property, in the discretion of our compensation committee. Our compensation committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as our compensation committee may establish. Our compensation committee is authorized to place cash, our Common Shares, or other property in trusts or make other arrangements to provide for payment of our obligations under our 2024 Incentive Compensation Plan. Our compensation committee may condition any payment relating to an award on the withholding of taxes and may provide that any portion of our Common Share or other property to be distributed will be withheld (or that previously acquired Common Shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under our 2024 Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that our compensation committee may, in its discretion, permit transfers only if and to the extent that such transfers are (i) permitted pursuant to the express terms of the applicable award agreement (subject to any terms and conditions which our compensation committee may impose), (ii) by gift or pursuant to a domestic relations order, or (iii) to a “Permitted Assignee” (as defined under our 2024 Incentive Compensation Plan), in each case, subject to any terms and conditions our compensation committee may impose pursuant to the express terms of an award agreement. A beneficiary, transferee, or other person claiming any rights under our 2024 Incentive Compensation Plan from or through any participant will be subject to all terms and conditions of our 2024 Incentive Compensation Plan and any award agreement applicable to such participant, except as otherwise determined by our compensation committee, and to any additional terms and conditions deemed necessary or appropriate by our compensation committee.

Awards under our 2024 Incentive Compensation Plan generally will be granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. Our compensation committee may, however, grant awards in exchange for other awards under our 2024 Incentive Compensation Plan, awards under other incentive plans of our Company, or other rights to payment from our Company, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control

Subject to certain limitations, our compensation committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award granted under our 2024 Incentive Compensation Plan. In the event of a “change in control” of our Company (as defined under our 2024 Incentive Compensation Plan), our compensation committee may, in its sole discretion, provide that (i) any stock option or stock appreciation right that was not previously vested and exercisable at the time of the “change in control” will become immediately vested and exercisable, (ii) any restrictions, deferral of settlement and forfeiture conditions applicable to a restricted stock award, restricted stock unit award or other stock-based award subject only to future service requirements will lapse and such awards will be deemed fully vested, and (iii) with respect to any outstanding award subject to achievement of performance goals and/or other conditions, such awards will have been earned and payable based on achievement of performance goals or based upon target performance (either in full or pro-rata based on the portion of the performance period completed as of the “change in control”).

Subject to any limitations contained in our 2024 Incentive Compensation Plan relating to the vesting of awards in the event of any merger, amalgamation, arrangement consolidation or other reorganization in which our Company does not survive, or in the event of any “change in control” (under either event, transactions exclusively for the purpose of changing the domicile of our Company are excluded), the agreement relating to such transaction and/or our compensation committee may provide for: (i) the continuation of the outstanding awards by our Company, if our Company is a surviving entity, (ii) the assumption or substitution for outstanding awards by the surviving entity or its parent or subsidiary pursuant to the provisions contained in our 2024 Incentive Compensation Plan, (iii) full exercisability or vesting and accelerated expiration of the outstanding awards, or (iv) settlement of the value of the outstanding awards in cash or cash equivalents or other property followed by cancellation of such awards. The foregoing actions may be taken without the consent or agreement of a participant in our 2024 Incentive Compensation Plan and without any requirement that all such participants be treated consistently.

Other Adjustments

Under our 2024 Incentive Compensation Plan, our compensation committee is authorized to make adjustments to the terms and conditions of, and the criteria included in, awards (i) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting our Company, any subsidiary, or any business unit, (ii) in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations, or business conditions, or (iii) in view of our compensation committee’s assessment of the business strategy of our Company, any subsidiary or business unit, performance of comparable organizations, economic and business conditions, personal performance of a participant, or any other circumstances deemed relevant, subject to the listing rules of the NYSE American.

Amendment; Termination

Our board of directors may amend, alter, suspend, discontinue or terminate our 2024 Incentive Compensation Plan or the authority of our compensation committee to grant awards under our 2024 Incentive Compensation Plan without the consent of shareholders or participants or beneficiaries, except that shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which our Common Shares may then be listed or quoted; provided that, except as otherwise permitted by our 2024 Incentive Compensation Plan or an applicable award agreement, without the consent of an affected participant, no such action by our board of directors may materially and adversely affect the rights of such participant under the terms of any previously granted and outstanding award. Our compensation committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate, any award previously granted under our 2024 Incentive Compensation Plan, and any award agreement relating thereto, except as otherwise provided in our 2024 Incentive Compensation Plan; provided that, except as otherwise permitted by our 2024 Incentive Compensation Plan or award agreement, without the consent of an affected participant, no such action by our compensation committee or our board of directors may materially and adversely affect the rights of such participant under terms of such award.

Our 2024 Incentive Compensation Plan will terminate at the earliest of (i) such time as no Common Shares remain available for issuance under our 2024 Incentive Compensation Plan, (ii) termination of our 2024 Incentive Compensation Plan by our board of directors, or (iii) the tenth anniversary of the date on which our shareholders approved our 2024 Incentive Compensation Plan. Awards outstanding upon termination or expiration of our 2024 Incentive Compensation Plan will remain in effect until they have been exercised or terminated, or have expired.

Outstanding RSUs Granted to our Executives and Directors under our 2024 Incentive Compensation Plan

The following table summarizes the outstanding RSUs held by our executives and directors as of March 28, 2025:

Name	Grant Date	Number of Unvested RSUs(1)	Market Value of Unvested RSUs(2)
Executives:
Stan Bharti	07/01/24	750,000	$11,250,000
	10/09/24	100,000	$1,500,000
Matthew Simpson	07/01/24	750,000	$11,250,000
Ryan Ptolemy	07/01/24	250,000	$3,750,000
Neil Said	07/01/24	375,000	$5,625,000
Adriano Espeschit	07/01/24	375,000	$5,625,000
Directors:
Deborah Battiston	07/01/24	25,000	$375,000
Brett Lynch	07/01/24	25,000	$375,000
	11/07/24	75,000	$1,125,000
Pierre Pettigrew	07/01/24	62,500	$937,500
Peter Tagliamonte	07/01/24	25,000	$400,000

(1)

Unless otherwise indicated in the table above, the RSUs reflected here vest in full upon the earlier of (i) the expiration of the lock-up agreements entered into by our directors and executives with the underwriters in connection with our initial public offering, and (ii) the one-year anniversary of the closing of our initial public offering, subject to the such director’s or officer’s continued service with our Company through such date.

(2)	Represents the fair market value of the RSUs as of the grant date, based on the fair market value of our Common Shares as of such date.

Stock Option Plan

In 2006, we adopted our Stock Option Plan (which we refer to as our “Stock Option Plan”), pursuant to which we granted to the directors, executives, officers and employees of, and consultants to, our Company or an affiliate of our Company stock options to purchase our Common Shares. Following the adoption of our 2024 Incentive Compensation Plan, no new stock option awards will be granted under our Stock Option Plan, however, outstanding stock options previously granted thereunder will continue in full effect in accordance with their existing terms.

Administration

Our board of directors has designated our compensation committee to administer our Stock Option Plan. Our compensation committee has the authority, among other powers, to determine the terms of the stock option awards, including to interpret the terms of our Stock Option Plan and the related stock option agreements.

Stock Options

Our Stock Option Plan provided for the grant of stock options. The exercise price of all stock options granted under our Stock Option Plan was required to be at least equal to the fair market value of our Common Shares on the date of grant. The term of a stock option may not exceed 10 years.

Following the termination of the continuous service of a recipient of a stock option award, the recipient’s stock options may be exercised, to the extent vested, for the period of time specified in the applicable stock option agreement. However, a stock option may not be exercised after the expiration of its term.

Transferability of Stock Options

Our Stock Option Plan allows for the transfer of stock option awards only by will and/or the laws of descent and distribution. Only a qualitied successor to a deceased recipient of a stock option may exercise such award within the earlier of (i) one year following the date of the death of the recipient, and (ii) the expiration date of such stock option award.

Certain Adjustments

In the event of certain changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Stock Option Plan, our board of directors will make adjustments to the number of Common Shares subject to outstanding stock option awards, the exercise price of outstanding stock option awards, and any other terms that require adjustment, as determined by board of directors.

Change in Control

Our Stock Option Plan provides that in the event of a “Change in Control” of our Company, each outstanding stock option award will automatically vest and become exercisable. Under our Stock Option Plan, a “Change in Control” means: (i) a takeover bid (as defined in the Securities Act (Ontario)), which is successful in acquiring our Common Shares; (ii) the change of control of our board of directors resulting from the election by our shareholders of less than a majority of the persons nominated for election by our board of directors; (iii) the sale of all or substantially all of our assets; (iv) the sale, exchange or other disposition of a majority of our outstanding Common Shares in a single transaction or series of related transactions; (v) the dissolution of our business or the liquidation of our assets; (vi) a merger, amalgamation or arrangement of our Company in a transaction or series of transactions in which our shareholders receive less than 51% of the outstanding shares of the new or continuing corporation; or (vii) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any person or entity, of an aggregate of more than 50% of our outstanding Common Shares.

Plan Amendments and Termination

Following the adoption of our 2024 Incentive Compensation Plan, we no longer grant any new stock options awards under our Stock Option Plan. However, our Stock Option Plan will remain in place and continue to be effective to govern the terms of all outstanding stock options previously granted thereunder until all such outstanding stock options have been exercised, have expired, or have otherwise been terminated. Additionally, our board of directors has the authority to amend, suspend or terminate earlier our Stock Option Plan, provided, however, that shareholder approval is required within 12 months either before or after the adoption by our board of directors of a resolution authorizing any action that materially increases the benefits accruing to participants under our Stock Option Plan. However, our board of directors may amend the terms of our Stock Option Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the NYSE American relating to stock options, without obtaining the approval of our shareholders. Furthermore, under our Stock Option Plan, no amendment, suspension or termination of our Stock Option Plan may alter or impair any rights or obligations under any stock option awards previously granted, without the consent of such recipient of such stock option award.

Stock Options Granted to our Executives and Directors under our Stock Option Plan

Year Ended December 31, 2024

We did not grant to any of our executives or directors any stock option awards under our Stock Option Plan during the year ended December 31, 2024.

Outstanding Stock Options

The following table summarizes the outstanding stock options held by our executives and directors as of December 31, 2024:

	Grant Date	Expiration Date		Exercise Price(1) (per Common Share)	Number of Common Shares Underlying Unexercised Stock Options (Vested and Exercisable)		Number of Common Shares Underlying Unexercised Stock Options (Unvested and Not Yet Exercisable)
Executives:
Stan Bharti	12/16/13	07/22/25	(2)	$10.00	125,000	(3)	—
Matthew Simpson	—	—		—	—		—
David Gower(4)(5)	12/16/13	07/22/25	(2)	$10.00	125,000	(3)	—
Ryan Ptolemy	12/16/13	07/22/25	(2)	$10.00	25,000	(3)	—
	07/22/15	07/22/25	(2)	$10.00	31,250	(3)	—
Neil Said	12/16/13	07/22/25	(2)	$10.00	12,500	(3)	—
	07/22/15	07/22/25	(2)	$10.00	31,250	(3)	—
Directors:
Carmel Daniele(5)(6)		07/22/25	(2	$10.00	25,000	(3)	—
Pierre Pettigrew		07/22/25	(2	$10.00	25,000	(3)	—
Andrew Pullar(5)(7)		07/22/25	(2	$4.00	25,000	(3)	—
		07/22/25	(2	$10.00	25,000	(3)	—

(1)	The exercise price is equal to the fair market value of our Common Shares on the date of grant.
(2)	On August 22, 2022, the expiration date of the stock option reflected here was extended to July 22, 2025.
(3)	The stock option reflected here vested immediately upon grant.
(4)	In June 2024, David Gower resigned from his position as the President of our Company.
(5)	Such individual was not nominated for reelection as a director at our 2024 annual meeting of our shareholders.
(6)	The stock options reflected here are held directly by CD Capital Natural Resources BPC LP, of which Carmel Daniele is the founder and Chief Investment Officer.
(7)	The stock options reflected here are held directly by Sentient Executive GP III, Ltd., of which Andrew Pullar is a director.

Deferred Share Unit Plan

In June 2015, we adopted our Deferred Share Unit Plan, and, in May 2024, we amended and restated such Deferred Share Unit Plan (which, as amended and restated, we refer to as our “Deferred Share Unit Plan”), pursuant to which we granted to the directors, executives, officers and employees of, and consultants and other service providers to, our Company or an affiliate of our Company deferred share units (which we refer to as “DSUs”). Following the adoption of our 2024 Incentive Compensation Plan, no new DSU awards will be granted under our Deferred Share Unit Plan, however, outstanding DSUs previously granted thereunder will continue in full effect in accordance with their existing terms.

Administration

Our board of directors has designated our compensation committee to administer our Deferred Share Unit Plan. Our compensation committee has the authority, among other powers, to determine the terms of the DSU awards, including to interpret the terms of our Deferred Share Unit Plan and the related DSU agreements.

DSUs

In general, we will redeem vested DSUs held by a holder upon such holder ceasing to be a director, executive, officer, or employee of, or consultant or other service provider to, our Company or an affiliate of our Company, or upon the death of such holder, in exchange for the issuance of our Common Shares to such holder on the basis of one Common Share for each vested DSU.

Outstanding DSUs vest in accordance with terms and conditions established by our compensation committee as the administrator of our Deferred Share Unit Plan.

Transferability of DSUs

Our Deferred Share Unit Plan allows for the transfer of DSUs only by will and/or the laws of descent and distribution.

Certain Adjustments

In the event that a dividend (other than a stock dividend) is declared and paid on our Common Shares, holders of DSUs will be credited with additional DSUs equal to the quotient of (i) the total amount of the dividends that would have been paid to such holder if the DSUs held by such holder on the dividend record date had been outstanding Common Shares, divided by (ii) by the market value of a Common Share on the dividend payment date.

In the event of certain other changes in our capitalization, in order to prevent dilution or enlargement of the benefits or potential benefits available under our Deferred Share Unit Plan, our compensation committee will make adjustments to the number of Common Shares subject to outstanding DSUs and any other terms, as may be determined by our compensation committee.

Change of Control

Our Deferred Share Unit Plan provides that in the event of a “Change of Control” of our Company, each outstanding DSU will automatically vest and be redeemable upon the holder’s separation. Under our Deferred Share Unit Plan, a “Change of Control” means any of the following: (i) a takeover bid (as defined in the Securities Act (Ontario)), which is successful in acquiring our Common Shares; (ii) the sale of all or substantially all our assets; (iii) the sale, exchange or other disposition of a majority of our outstanding Common Shares in a single transaction or series of related transactions; (iv) the dissolution of our business or the liquidation of our assets; (v) a merger, amalgamation or arrangement of our Company in a transaction or series of transactions in which our shareholders receive less than 51% of the outstanding shares of the new or continuing corporation; (vi) the acquisition, directly or indirectly, through one transaction or a series of transactions, by any person or entity, of an aggregate of more than 50% of our outstanding Common Shares; or (vii) as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving our Company or any of our affiliates and another corporation or other entity, the nominees named in the most recent management information circular of our Company for election to our board of directors do not constitute a majority of our board of directors.

Plan Amendments and Termination

Following the adoption of our 2024 Incentive Compensation Plan, we no longer grant any DSU awards under our Deferred Share Unit Plan. However, our Deferred Share Unit Plan will remain in place and continue to be effective to govern the terms of all outstanding DSUs previously granted thereunder until all such outstanding DSUs have been settled or otherwise terminated. Additionally, our compensation committee has the authority to amend, modify and change the provisions of our Deferred Share Unit Plan, provided, however, that any action that will (i) materially increase the benefits under our Deferred Share Unit Plan, or (ii) terminate our Deferred Share Unit Plan, will require the approval of our board of directors and, if required, any stock exchange on which our Common Share are listed and any other regulatory authorities having jurisdiction over us, and, provided, further, however, that any such amendment will only be effective if the Deferred Share Unit Plan will continue to meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada) or any successor provision.

DSUs Granted to our Executives and Directors under our Deferred Share Unit Plan

Year Ended December 31, 2024

In May 2023, we granted 50,000 DSUs to Adriano Espeschit, President and sole officer of Potássio do Brasil Ltda., all of which vested immediately. Other than the foregoing grant to Mr. Espeschit, we did not grant to any of our other executives or directors any DSU awards under our Deferred Share Unit Plan during the year ended December 31, 2024.

Outstanding DSUs

The following table summarizes the outstanding DSUs held by our executives and certain of our directors as of December 31, 2024:

Name	Grant Date	Number of Vested DSUs		Fair Market Value of Vested DSUs(1)	Number of Unvested DSUs		Fair Market Value of Unvested DSUs(1)
Executives:
Stan Bharti	09/16/22	500,000	(2)	$8,000,000	—		$—
Matthew Simpson	08/18/15	500,000	(3)	$5,000,000	250,000	(3)	$2,500,000
David Gower(4)(5)	08/18/15	166,667	(3)	$1,666,670	83,333	(3)	$833,330
Ryan Ptolemy	02/15/22	25,000	(6)	$400,000	12,500	(6)	$200,000
	09/16/22	125,000	(2)	$2,000,000	—		$—

Name	Grant Date	Number of Vested DSUs		Fair Market Value of Vested DSUs(1)		Number of Unvested DSUs		Fair Market Value of Unvested DSUs(1)
Neil Said	02/15/22	25,000	(6)	$400,000		12,500	(6)	$200,000
	09/16/22	125,000	(2)	$2,000,000		—		$—
Adriano Espeschit	09/16/22	125,000	(2)	$2,000,000		—		$—
	05/11/23	50,000	(2)	$800,000		—		—
Directors:
Carmel Daniele(5)	09/16/22	—		250,000	(2)	$4,000,000		—
Pierre Pettigrew	02/15/22	—		33,333	(6)	$533,328		16,667	(6)

(1)	Represents the fair market value of the DSUs as of December 31, 2024, based on the fair market value of our Common Shares as of such date.
(2)	The DSUs reflected here vested immediately upon grant.
(3)

The DSUs reflected here vest as follows: (i) one-third of the DSUs vested immediately, (ii) the second one-third of the DSUs vested upon receipt of our Preliminary Environmental License for the Autazes Project, and (iii) the final one-third of the DSUs vest upon completion of arrangements for project construction financing for the Autazes Project.

(4)	In June 2024, David Gower resigned from his position as the President of our Company.
(5)	Such individual was not nominated for reelection as a director at our 2024 annual meeting of our shareholders.
(6)	The DSUs reflected here vest ratably in six equal tranches every six months from the date of grant.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 28, 2025 by:

•	each of our directors and senior management;

•	all of our directors and senior management as a group; and

•	each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 28, 2025. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

The percentage of Common Shares beneficially owned is based on 38,413,737 Common Shares issued and outstanding as of March 28, 2025.

	Common Shares Beneficially Owned(1)
	Shares	Percentage
Senior Management and Directors:
Stan Bharti(2)	2,631,059	6.8%
Mayo Schmidt	30,000	*
Matthew Simpson	20,000	*
Ryan Ptolemy(3)	56,250	*
Neil Said(4)	43,750	*
Adriano Espeschit	13,465	*
Deborah Battiston	3,113	*
Brett Lynch	—	*
Pierre Pettigrew(5)	61,207	*
Peter Tagliamonte	778	*
All senior management and directors as a group (nine persons)	2,859,622	7.7%
5% or more Shareholders:
CD Capital(6)	11,157,124	29.0%
Sentient(7)	7,427,726	19.3%
Stan Bharti(2)	4,131,059	10.8%

*	Represents less than 1% of the number of our Common Shares outstanding.
(1)

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any Common Shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)

Based on information contained in a Schedule 13G filed with the SEC on February 14, 2025, by Mr. Stan Bharti and Mrs. Hannele Bharti. Consists of (i) 3,124 Common Shares directly held by Mr. Bharti, (ii) 125,000 Common Shares issuable upon the exercise of stock options held by Mr. Bharti, (iii) 25,000 Common Shares issuable upon the vesting of RSUS held by Mr. Bharti, and (iv) 2,477,935 Common Shares directly held by Mrs. Bharti. Mr. Bharti and Mrs. Bharti are deemed to share voting and investment power over the 2,477,935 Common Shares. The address of Mr. and Mrs. Bharti is 65 Binscarth Road, Toronto, Ontario Canada, M4W 1Y8.

(3)	The 56,250 Common Shares represent 56,250 Common Shares issuable upon the exercise of stock options held by Mr. Ryan Ptolemy.
(4)	The 43,750 Common Shares represent 43,750 Common Shares issuable upon the exercise of stock options held by Mr. Neil Said.
(5)	The 61,207 Common Shares represent 36,207 Common Shares held by Mr. Pierre Pettigrew, and 25,000 Common Shares issuable upon the exercise of stock options held by Mr. Pettigrew.
(6)

Based on information contained in a Schedule 13G filed with the SEC on February 13, 2025, by CD Capital Asset Management Ltd and Ms. Carmel Daniele. Consists of (i) 10,766,999 Common Shares held directly by CD Capital Natural Resources BPC LP (which we refer to as “CD Capital”), (ii) 365,125 Common Shares held directly by Ms. Carmel Daniele, and (iii) 25,000 Common Shares issuable upon the exercise of stock options held directly by CD Capital. Ms. Daniele is the founder and Chief Investment Officer of CD Capital, and, as such, Ms. Daniele has voting and investment power over the Common Shares beneficially held by CD Capital. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD Capital, except for any pecuniary interests therein. The address of each of CD Capital and Ms. Daniele is 105 Piccadilly, Penthouse Suite, London, W1J 7NJ, United Kingdom.

(7)

The 7,427,726 Common Shares represent 3,863,872 Common Shares held directly by Sentient Executive GP III, Ltd., 3,513,854 Common Shares held directly by Sentient Executive GP IV, Ltd. (which we refer to together with Sentient Executive GP III, Ltd. as the “Sentient Executive Funds”), and 50,000 Common Shares issuable upon the exercise of stock options held directly by Sentient Executive GP III, Ltd. Sentient Equity Partners is the head advisor to each of the Sentient Executive Funds. Mr. Andrew Pullar is the managing partner of Sentient Equity Partners and a director of each of the Sentient Executive Funds, and, as such, Mr. Pullar has voting and investment power over the Common Shares beneficially held by the Sentient Executive Funds. Mr. Pullar disclaims beneficial ownership of the Common Shares held by the Sentient Executive Funds, except for any pecuniary interests therein. The address of each of the Sentient Executive Funds, Sentient Equity Partners, and Mr. Pullar is Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue SMB, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, and the U.S. co-transfer agent for our Common Shares is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, New York 10004.

According to our transfer agent, as of March 28, 2025, there were 6,308 record holders of our Common Shares, among whom are 5,427 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding an aggregate 37.4% of our Common Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Common Shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since our IPO.

B.	Related Party Transactions

The following are summaries of transactions or agreements that we have entered into or participated in with related parties, since January 1, 2022, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

Consulting Agreements with our Executives

We have entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). For a description of the consulting agreements, see “Item 6.B. Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements.”

Equity Compensation Arrangements

We have granted stock options to certain of our executives and directors under our Stock Option Plan and stock option agreements entered or to be entered into between us and such optionees. For a description of the stock options, our Stock Option Plan and the stock option agreements, see “Item 6.E. Share Ownership—Stock Option Plan.”

We have granted DSUs to certain of our executives and directors under our Deferred Share Unit Plan. For a description of the DSUs and our Deferred Share Unit Plan, see “Item 6.E. Share Ownership—Deferred Share Unit Plan.”

We will grant equity incentive awards to our executives and directors under our 2024 Incentive Compensation Plan and award agreements to be entered into between us and such recipients. For a description of such awards and our 2024 Incentive Compensation Plan, see “Item 6.E. Share Ownership—2024 Incentive Compensation Plan.”

Indemnity Agreements with our Directors and Executives

We have entered into an indemnity agreement with each of our directors and executives, whereby we have agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. For information regarding limitations of liability and indemnification applicable to our directors and executives, see “Item 10.B. Memorandum and Articles of Association.”

Certain Travel Expenses

We use charter flight services provided by Tali Flying LP for certain business travel by our management team. Stan Bharti (our former Executive Chairman) is a director of Tali Flying LP. During the years ended December 31, 2024, 2023 and 2022, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, $47,000 and $1.8 million, respectively, at the prevailing market rate for charter flight services which Tali Flying LP charges. We did not enter into any agreement with Tali Flying LP for such charter flight services, and we may terminate our use of such charter flight services at any time without notice. For more information, see Note 18 to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, and Note 18 to our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, included elsewhere in this Annual Report.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a related party transactions policy (which we refer to as our “Related Party Transactions Policy”), which sets forth the policies and procedures for the review and approval or ratification of related person transactions. Our Related Party Transactions Policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that are required to be disclosed by us pursuant to the applicable disclosure requirements of the NYSE American, SEC, applicable Canadian securities regulatory authorities, and the Business Corporations Act (Ontario), in which we or our subsidiary are or will be a participant, and in which a related person (which includes our principal shareholders, directors, executives and officers) has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. Our audit committee will oversee our Related Party Transactions Policy. Our audit committee will review and recommend for approval, and our board of directors will review and ultimately approve, any applicable related party transaction. In reviewing any such related party transactions, our audit committee and our board of directors will be tasked with considering all relevant facts and circumstances, including, but not limited to, whether the related person transaction is on terms comparable to those that could be obtained in an arm’s-length transaction, and the extent of the related person’s interest in the transaction. Our Related Party Transactions Policy is intended to supplement, and impose a more rigorous internal review and approval procedure than those required by, applicable laws, rules and regulations, including, but not limited to, the Business Corporations Act (Ontario) and Canadian Multilateral Instrument 61-101–Protection of Minority Security Holders in Special Transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never paid dividends on our Common Shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our Common Shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our Board of Directors subject to applicable laws and will depend upon, among other factors, our earnings, operating results, financial condition and current and anticipated cash needs. Our future ability to pay cash dividends on our Common Shares may be limited by the terms of any then-outstanding debt or preferred securities.

B.	Significant Changes

Other than as otherwise described in this Annual Report and as set forth below, no significant change has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our shares of common stock are listed on the NYSE American.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information under the caption of “Description of Share Capital” in Company’s Registration Statement on Form F-1, as amended (File No. 333-281663) filed with the SEC on November 25, 2024, and is incorporated by reference herein. Additionally, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview”, “Item 6.B. Directors, Senior Management and Employees,” “Item 7A. Major Shareholders” or “Item 7.B. Related Party Transactions” above.

D.	Exchange Controls

Canada has no system of exchange controls. We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest, royalties or similar payments to non-resident holders of Company securities, although there may be Canadian and other foreign tax considerations. See “Item 10.E. Taxation.”

E.	Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Common Shares. You should consult your tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign (including Canada and Brazil), or other taxing jurisdiction.

Taxation in Canada

The following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquired the Common Shares as beneficial owner and who, for purposes of the Tax Act and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Company and is not affiliated with the Company (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which, or whose Common Shares would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency; (v) that has or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares; (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement”, as defined under the Tax Act; (vii) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (viii) that has acquired Common Shares on the exercise of a stock option or pursuant to any other equity-based employment compensation plan; (ix) that is exempt from tax under Part I of the Tax Act; or (x) that is a partnership. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

This summary is based upon the provisions of the Tax Act currently in force, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares, including dividends, must be determined in Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Common Shares, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring the Common Shares, having regard to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Canadian Resident Holder”).

Certain Canadian Resident Holders who might not otherwise be considered to hold our Common Shares as capital property may, in certain circumstances, be entitled to have such Common Shares, and all other “Canadian securities” (as defined in the Tax Act), owned by such Canadian Resident Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Canadian Resident Holders should consult their own tax advisors regarding the availability or advisability of this election.

Dividends on the Common Shares

Dividends received or deemed to be received on the Common Shares by a Canadian Resident Holder who is an individual (other than certain trusts) will generally be included in such individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by us as “eligible dividends” in accordance with the Tax Act. There may be limitations on our ability to designate dividends as “eligible dividends”.

Dividends received or deemed to be received on Common Shares by a Canadian Resident Holder that is a corporation will be included in computing the corporation’s income for a taxation year but will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, a dividend received or deemed to be received by a Canadian Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Canadian Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Canadian Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined for purposes of Part IV of the Tax Act) will generally be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing its taxable income for the taxation year.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of the Common Shares (other than a disposition to the Company, unless Common Shares are disposed of to the Company in the open market in the manner in which shares are normally disposed of to any member of the public in the open market) by a Canadian Resident Holder, such Canadian Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of the disposition of such Common Shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Common Shares to the Canadian Resident Holder.

The adjusted cost base to a Canadian Resident Holder of each Common Share will be determined by averaging the cost of such Common Share with the adjusted cost base to such Canadian Resident Holder of all other Common Shares (if any) held by such Canadian Resident Holder as capital property immediately prior to the acquisition.

Taxation of Capital Gains and Capital Losses

Subject to the Proposed Amendments related to the capital gains inclusion rate (the “Capital Gains Proposed Amendments”), generally, a Canadian Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions in the Tax Act and subject to the Capital Gains Proposed Amendments, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

The Capital Gains Proposed Amendments would generally increase a Canadian Resident Holder’s capital gains inclusion rate from one-half to two-thirds. The Capital Gains Proposed Amendments provide that the one-half inclusion rate for capital gains will continue to apply to individuals (other than certain types of trusts) up to a maximum of $250,000 of net capital gains realized (or deemed to be realized) by a Canadian Resident Holder per year. The Capital Gains Proposed Amendments also contemplate adjustments to carried forward or carried back allowable capital losses to account for changes in the relevant inclusion rates. The Capital Gains Proposed Amendments are complex and their application to a particular Canadian Resident Holder will depend on the particular circumstances.

On January 31, 2025, the Minister of Finance (Canada) announced the date on which the capital gains inclusion rate would be increased pursuant to the Capital Gains Proposed Amendments, which date was deferred from June 25, 2024 (as initially proposed) to January 1, 2026.

The foregoing summary only generally describes the considerations applicable under the Capital Gains Proposed Amendments, and is not an exhaustive summary of the considerations that could arise in respect of the Capital Gains Proposed Amendments. Furthermore, no assurances can be given that the Capital Gains Proposed Amendments will be enacted as proposed or at all.

A capital loss realized by a Canadian Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such Common Shares (or on a share for which such Common Share is substituted or exchanged). Similar rules may apply where Common Shares are owned, directly or indirectly, by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Canadian Resident Holders to whom these rules may be relevant should consult their own advisors.

Aggregate Investment Income

A Canadian Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s taxable income. Any such Canadian Resident Holder should consult with their own tax advisors in this regard.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Canadian Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the Common Shares in a business carried on in Canada (a “Non-Canadian Resident Holder”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere, or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Canadian Resident Holders should consult their own tax advisors.

Dividends on the Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non- Canadian Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Canadian Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Canadian Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada- United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to the dividends is generally reduced to 15%, and the rate of withholding tax is generally further reduced to 5% if such Non-Canadian Resident Holder is a company that owns at least 10% of the voting stock of the Company. Non-Canadian Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Common Shares

A Non-Canadian Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Canadian Resident Holder on a disposition of Common Shares unless such Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of such Non-Canadian Resident Holder at the time of disposition and the Non-Canadian Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the Common Shares will not constitute “taxable Canadian property” of a Non-Canadian Resident Holder at a particular time, provided that such Common Shares are then listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the NYSE American), unless at any time during the 60-month period immediately preceding such time: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) such Non-Canadian Resident Holder, (b) person(s) with whom such Non-Canadian Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which such Non-Canadian Resident Holder or person(s) described in the foregoing clause (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one, or any combination, of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), or options in respect of, interests in, or civil law rights in any such property (whether or not such property exists). Notwithstanding the foregoing, Common Shares may also be deemed to be “taxable Canadian property” in certain circumstances.

In cases where a Non-Canadian Resident Holder disposes (or is deemed to have disposed) of Common Shares that are (or are deemed to be) “taxable Canadian property” to such Non-Canadian Resident Holder, and such Non-Canadian Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “—Holders Resident in Canada—Dispositions of Common Shares” and “—Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Canadian Resident Holders for whom the Common Shares are, or may be, “taxable Canadian property” should consult their own tax advisors.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our Common Shares by a U.S. Holder (as defined below) that holds our Common Shares. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire our Common Shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the regulations promulgated under the Code (which we refer to as the “U.S. Treasury Regulations”), the income tax treaty between Canada and the United States (which we refer to as the “Treaty”), published rulings of the U.S. Internal Revenue Service (which we refer to as the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable, in each case, as currently in effect and available. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons, as described in Section 7701(a)(30) of the Code, who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person by electing to apply Section 7701(a)(30) of the Code to the trust.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Common Shares, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of our Common Shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of our Common Shares.

This discussion applies only to a U.S. Holder that holds our Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than the certain U.S. federal income tax consequences explicitly discussed below, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

•	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

•	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

•	own our Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	acquire our Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

•	are required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement;

•	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

•	are controlled foreign corporations;

•	are passive foreign investment companies;

•

hold our Common Shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

•	are former U.S. citizens or former long-term residents of the United States.

Except as otherwise noted, this summary assumes that our Company and Potássio do Brasil Ltda. will each likely be classified as a passive foreign investment company (which we refer to as a “PFIC”) for U.S. federal income tax purposes for the current taxable year and the foreseeable future. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If our Company or Potássio do Brasil Ltda. is a PFIC for any taxable year during which a U.S. Holder owns our Common Shares, certain materially adverse U.S. federal income tax consequences could result for such U.S. Holder.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our Common Shares.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our Common Shares. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Common Shares. U.S. Holders should consult their tax advisors concerning the tax consequences applicable to their particular situations.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividends, the amount of any distribution (including a deemed distribution) of cash or other property (other than certain distributions of our shares or rights to acquire our shares) paid on our Common Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions (including deemed distributions) in excess of such earnings and profits generally will be applied against and reduce a U.S. Holder’s basis in the Common Shares held by such U.S. Holder (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such Common Shares (the treatment of which is described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below) applicable to “qualified dividend income”, provided that certain conditions are satisfied, including that (i) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the U.S.-Canada income tax treaty (which we refer to as the “Treaty”), and (ii) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year. If such requirements are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. Holder will be taxed at ordinary income tax rates. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Shares.

For U.S. foreign tax credit purposes, dividends paid on our Common Shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Canadian income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Canadian income taxes withheld from dividends on our Common Shares, at a rate not exceeding any reduced rate pursuant to the Treaty, may be creditable against such U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Canadian income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are very complex. For example, certain Treasury Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, foreign income taxes generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met with respect to any tax, and, accordingly, no assurance can be given that any Canadian income taxes withheld from dividends paid on our Common Shares will be a creditable tax. Recent notices from the IRS provide temporary relief from such Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided certain requirements are satisfied. and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances, including, without limitation, the effects of any applicable income tax treaties, any proposed or final Treasury Regulations, and IRS guidance.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received by such U.S. Holder, calculated by reference to the exchange rate in effect on the date the dividend is received, in the case of our Common Shares, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollar will be treated as U.S. source ordinary income or loss.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the sale or other taxable disposition of our Common Shares. The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition, and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares so disposed of. A U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital.

Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. U.S. Holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of Common Shares, including the availability of the foreign tax credit under its particular circumstances and the effects of any applicable income tax treaties, any proposed or final Treasury Regulations, and IRS guidance.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of assets giving rise to passive income. Cash is generally a passive asset for these purposes.

Although PFIC status is determined annually, an initial determination that a non-U.S. corporation is a PFIC generally will apply for subsequent years to a U.S. Holder who held its stock while it was a PFIC, whether or not it meets the test for PFIC status in those subsequent years. U.S. Holders of our Common Shares should be aware that, based on our current business plans and financial expectations, we expect that we and Potássio do Brasil Ltda. each will be classified as a PFIC for the current taxable year, may have been a PFIC in prior taxable years, and may be a PFIC in future taxable years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Shares and such U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (which we refer to as “QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Common Shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by such U.S. Holder on the sale or other disposition of our Common Shares (which may include gain realized by reason of transfers of our Common Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes), and (ii) any “excess distribution” made to such U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of such U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares held by such U.S. Holder). Under these special tax rules:

•	such U.S. Holder’s gain or excess distribution will be allocated ratably over such U.S. Holder’s holding period for the Common Shares held by such U.S. Holder;

•

the amount allocated to such U.S. Holder’s taxable year in which such U.S. Holder recognized the gain or received the excess distribution, or to the period in such U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of such U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to such U.S. Holder without regard to such U.S. Holder’s other items of income and loss for such year; and

•

an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on such U.S. Holder with respect to the tax attributable to each such other taxable year of such U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above with respect to our Common Shares by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. If we determine that we are classified as a PFIC for a taxable year, we currently intend to provide the information necessary for a U.S. Holder to make a QEF election with respect to our Company and each lower-tier PFIC that we control, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs.

Alternatively, if a U.S. Holder, at the close of such U.S. Holder’s taxable year, owns shares in a PFIC that are treated as marketable stock, such U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If such U.S. Holder makes a valid mark-to-market election for the first taxable year of such U.S. Holder in which such U.S. Holder holds (or is deemed to hold) our Common Shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to the Common Shares held by such U.S. Holder. Instead, in general, such U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of the Common Shares held by such U.S. Holder at the end of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in such Common Shares over the fair market value of such Common Shares at the end of such U.S. Holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in such Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such Common Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years, unless our Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our Common Shares under their particular circumstances.

If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC, or U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. Additionally, we may not hold a controlling interest in any such lower-tier PFIC, and, therefore, there can be no assurance that we will be able to cause such lower-tier PFIC to provide such required information. A mark-to- market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (or any successor form), whether or not a QEF or mark-to-market election is made, and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in our Common Shares).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Shares should consult their tax advisors concerning the application of the PFIC rules to our Common Shares under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders of our Common Shares should consult their tax advisors regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply.

Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include our Common Shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Common Shares.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A U.S. HOLDER. EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

We consider market risk to be the potential loss arising from adverse changes in market rates and prices.

In the ordinary course of our business as currently conducted, which primarily consists of our mining development activities as we have not yet commenced any mining operations and potash production, we are not exposed to market risk of the sort that may arise from changes in commodity prices, interest rates or foreign currency exchange rates.

When we commence our mining operations and potash production, which will consist primarily of extracting and processing potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil, we anticipate that we will be exposed to a number of market risks that will arise from our normal business activities. We believe that these market risks, which will be beyond our control, will principally involve the possibility that changes in commodity prices, interest rates or exchange rates will adversely affect the value of our inventory, financial assets and liabilities, or future cash flows and earnings.

Financial Risk Management Objectives and Policies

We believe that the financial risks that will arise from our operations will be credit risk, liquidity risk, foreign currency risk, and commodity price risk. These financial risks will arise in the normal course of our operations, and all transactions undertaken by us will be to support our ability to continue as a going concern. Our management will manage and monitor our exposure to these financial risks to ensure that appropriate measures will be implemented in a timely and effective manner.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial arrangement fails to meet its contractual obligations. Our credit risk is primarily associated with our bank balances. We mitigate credit risk associated with our bank balances by holding cash with large, reputable financial institutions.

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position to ensure that we have adequate sources of financing to fund our operations and projects. As of December 31, 2024, we had a cash and cash equivalents balance of approximately $18.9 million to settle current liabilities of approximately $3.1 million.

Foreign Currency Risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of our investments in our foreign subsidiary, Potássio do Brasil Ltda. Our foreign currency risk arises primarily with respect to the Brazilian real, as fluctuations in the exchange rates between these currencies and the U.S. dollar could have a material impact on our business, results of operations, and financial condition.

For example, a $0.01 strengthening or weakening of the U.S. dollar against the Brazilian real as of December 31, 2024 would result in a respective increase or decrease in operating loss of $nil, and a respective increase or decrease in other comprehensive loss of approximately $3.8 million. We do not currently engage in any hedging activities to mitigate this risk.

Commodity Price Risk

Our future profitability will be dependent on the income to be received from our mining operations and potash production, which will be based on the amount of potash ore we will be able to extract and process, and the prices at which we are able to sell and distribute the processed potash. Potash prices are affected by numerous factors such as global and regional supply and demand, inflation or deflation, interest rates, and exchange rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Upon the closing of the IPO, we issued the Underwriters’ Warrants, which are exercisable for the number of our Common Shares equal to 5% of the total number of Common Shares sold in the initial public offering (i.e., 100,000 Common Shares). Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months from November 26, 2024, and will expire on the date that is two years from November 26, 2024. The Underwriters’ Warrants will be exercisable at an exercise price equal to 130% of the initial public offering price of the Common Shares sold in the initial public offering (i.e., $19.50). Additionally, the

Underwriters’ Warrants provide for certain additional registration rights, including a one-time demand registration right at our expense and unlimited piggyback rights, with such registration rights expiring five years from November 26, 2024. As of the date of this Annual Report, none of the Underwriters’ Warrants have been exercised by the underwriters.

In addition, pursuant to FINRA Rule 5110, the Underwriters’ Warrants and the Common Shares underlying the Underwriters’ Warrants are deemed by FINRA to be underwriting compensation for the IPO, and, as such, they will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1), and may not be sold during the IPO, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness of the registration statement of which the prospectus formed a part or the commencement of sales under the IPO, except as provided in FINRA Rule 5110(e)(2).

The exercise price and the number of Common Shares issuable upon exercise of the Underwriters’ Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or recapitalization, reorganization, merger or consolidation. For more information see copy of the form of the Underwriters’ Warrants, which is incorporated in this Annual Report as Exhibit 4.34 by reference to Exhibit 4.3 to our registration statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. -D.

None.

14. E - Use of Proceeds.

Initial Public Offering

In November 2025, we completed an initial public offering (the “IPO”) in the United States on the NYSE American of our Common Shares, no par value per share, pursuant to the Registration Statement on Form F-1, as amended (File No. 333-281663), which became effective on November 26, 2024 (the “Registration Statement”). Cantor Fitzgerald & Co., Banco Bradesco BBI S.A., Roth Capital Partners, LLC, Clarksons Securities, Inc. and Freedom Capital Markets acted as the underwriters for the offering. We registered 2,000,000 Common Shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to additional 300,000 Common Shares from us.

Pursuant to the IPO, we sold a total of 2,000,000 Common Shares at a price of $15.00 per share. The aggregate offering price of the shares sold was approximately $28.2 million, after deducting the underwriting discounts and commissions. Other than the underwriting discounts and commissions, expenses payable by us in connection with the initial public offering were approximately $2.5 million. The net proceeds we received from the offering were approximately $22.7 million.

Additionally, upon the closing of the IPO, we issued the Underwriters’ Warrants, which are exercisable for the number of our Common Shares equal to 5% of the total number of Common Shares sold in the initial public offering (i.e., 100,000 Common Shares). Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months from November 26, 2024, and will expire on the date that is two years from November 26, 2024. The Underwriters’ Warrants will be exercisable at an exercise price equal to 130% of the initial public offering price of the Common Shares sold in the initial public offering (i.e., $19.50). Additionally, the Underwriters’ Warrants provide for certain additional registration rights, including a one-time demand registration right at our expense and unlimited piggyback rights, with such registration rights expiring five years from the November 26, 2024. As of the date of this Annual Report, none of the Underwriters’ Warrants have been exercised by the underwriters.

Between the effective date of the Registration Statement, filed under the Securities Act with the SEC, and December 31, 2024, we used approximately $3.5 million of the proceeds to settle our current liabilities, $4.5 million for general and administrative expenses, $0.6 million on personnel and staffing costs in Brazil, administrative costs in Brazil, additional engineering and other technical studies for the Autazes Project, and on environmental and social expenses associated with the Autazes Project. The intended use of these proceeds has not changed substantially from the information mentioned in the prospectus relating to the Registration Statement on Form F-1 filed under the Securities Act with the SEC.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, there are significant deficiencies related to the accounting and reporting for non-recurring share-based related transactions. The Company has implemented additional processes, after the Evaluation Date, to identify new and non-recurring transactions and perform proper accounting assessment with appropriate approval for timely and accurate reporting to rectify the deficiencies, as well as to make sure that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Further, as long as we are deemed to be an emerging growth company, we will not be required to include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that one member of our audit committee, Deborah Battiston, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and the NYSE American listing rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that outlines the basic principles and policies with which all of our directors, executives, officers (including our principal executive officer, principal financial and accounting officer, and other persons performing similar functions), employees, and designated agents are expected to comply, and to aid such persons in making ethical and legal decisions when conducting our business and performing their day-to-day duties. Our Code of Business Conduct and Ethics has been established pursuant to applicable U.S. and Canadian securities laws and applicable listing rules of the NYSE American. See also “Item 4.B. Business Overview—Environmental, Social and Governance—Governance.”

The full text of the Code of Business Conduct and Ethics is posted on our website at https://ir.brazilpotash.com/corporate-governance/governance-documents. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to MNP LLP for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023(1)
(USD in thousands)
Fees for audit services(2)	173.7	120.6
Fees for tax compliance, tax advise, and tax planning (2)	4.2	4.4
Fees for any other services not included above(3)	88.2	18.6

Total	266.1	143.6

(1)

Represents the fees that were paid in Canadian dollars, as converted into U.S. dollars based on the currency exchange rate between the Canadian dollar and the U.S. dollar on December 31, 2024 and 2023, respectively.

(2)

Fees related to the years ended December 31, 2024 and 2023 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.

(3)	Fees related to the IPO.

Our audit committee is responsible for the pre-approval of all non-audit services to be provided to us by our independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act, and are not subject to the same SEC disclosure and reporting requirements that are imposed upon U.S. domestic issuers. As a foreign private issuer, we will be subject to different reporting and disclosure requirements that, in certain respects, are less detailed and less frequent than those applicable to U.S. domestic issuers. For example, as a foreign private issuer, we will not be subject to:

•

the same disclosure and reporting requirements as a U.S. domestic issuer under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events;

•	the proxy rules applicable to U.S. domestic issuers under Section 14 of the Exchange Act;

•

the insider reporting and short-swing profit rules applicable to U.S. domestic issuers under Section 16 of the Exchange Act, which means that our shareholders may not know on as timely a basis when our directors, executives, and principal shareholders purchase or sell our Common Shares; or

•	Regulation FD, which regulates selective disclosures of material information by issuers.

Additionally, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. As a foreign private issuer, even though we are required to furnish reports on Form 6-K to disclose material information that we are required to make public pursuant to Canadian law or are required to distribute to our shareholders generally, our shareholders may not receive information of the same type or scope, or as frequently, as is required to be disclosed by U.S. domestic issuers. Furthermore, as a foreign private issuer, we are also exempt from the requirements of Regulation FD which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors.

As a foreign private issuer, we may take advantage of certain accommodations under the NYSE American LLC Company Guide (which we refer to as the “NYSE American Company Guide”) that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices rather than certain corporate governance standards of the NYSE American that are otherwise applicable to U.S. domestic companies listed on the NYSE American.

We currently intend to follow the NYSE American corporate governance requirements, except for the general requirement set forth in Section 123 of the NYSE American Company Guide that a listed company’s bylaws provide for a quorum of at least 33 1⁄3% of the company’s voting shares for any meeting of the holders of the company’s voting shares. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum.

Except as noted above, we currently intend to comply with all of the other corporate governance standards of the NYSE American generally applicable to U.S. domestic companies listed on the NYSE American. We may in the future decide to take advantage of other foreign private issuer exemptions with respect to some of the other corporate governance standards of the NYSE American. Following our home country governance practices, as opposed to the corporate governance requirements that would otherwise apply to U.S. domestic companies listed on the NYSE American, may provide our shareholders with less protection than is accorded to shareholders of companies that are subject to all of the corporate governance standards of the NYSE American.

See also “Item 1.A. Risk Factors” and “Item 4.B. Business Overview—Environmental, Social and Governance—Governance.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of our insider trading policy, as amended and restated from time to time, is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against our objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D — Risk Factors — Risks Related to Our Company— Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure, or compromise of confidential information.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets Company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by our information technology manager, supported by our management and external professional consultants. Our management is responsible for cybersecurity oversight and monitoring risk.

As of the date of this report, we have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks, and we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Incorporation of Brazil Potash Corp. (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

1.2	Articles of Amendment (to Articles of Incorporation) of Brazil Potash Corp., dated October 18, 2024 (included as Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporate herein by reference).

1.3	Bylaws of Brazil Potash Corp. (included as Exhibit 3.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporate herein by reference).

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act.

4.1†	Independent Contractor Agreement, dated as of October 1, 2009, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.2†	Amendment to Independent Contractor Agreement, dated as of September 1, 2011, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.3†	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.4†	Amendment to Independent Contractor Agreement, dated as of September 11, 2024, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.5†	Independent Contractor Agreement, dated as of January 1, 2014, between Brazil Potash Corp. and Neil Said (included as Exhibit 10.13 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.6†	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Neil Said (included as Exhibit 10.14 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.7†*	Amendment to Independent Contractor Agreement, dated as of January 16, 2025, between Brazil Potash Corp. and Neil Said.

4.8†	Independent Contractor Agreement, dated as of August 1, 2014, between Brazil Potash Corp. and Ryan Ptolemy (included as Exhibit 10.15 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.9†	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Ryan Ptolemy (included as Exhibit 10.16 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.10†*	Amendment to Independent Contractor Agreement, dated as of January 16, 2025, between Brazil Potash Corp. and Ryan Ptolemy.

4.11†	Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Iron Strike Inc. (included as Exhibit 10.17 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.12†	Service Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. [English translation] (included as Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.13	Loan Agreement, dated as of June 15, 2020, between Brazil Potash Corp. and 2227929 Ontario Inc. (included as Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.14	Maturity Date Extension, dated December 17, 2020, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc. (included as Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.15	Maturity Date Extension, dated September 30, 2021, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc. (included as Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.16	Loan Agreement, dated as of July 2, 2020, between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.17	Maturity Date Extension, dated February 9, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.18	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.19	Loan Agreement, dated as of April 1, 2021, between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.20	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.21	Loan Agreement, dated as of August 4, 2021, between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.22	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.28 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.23	Loan Agreement, dated as of October 22, 2020, between Brazil Potash Corp. and Sulliden Mining Capital Inc. (included as Exhibit 10.29 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.24	Maturity Date Extension, dated February 10, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc. (included as Exhibit 10.30 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.25	Maturity Date Extension, dated September 30, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc. (included as Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.26	Loan Agreement, dated as of February 26, 2021, between Brazil Potash Corp. and Greenway Investments International Ltd. (included as Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.27	Maturity Date Extension, dated September 30, 2021, between Greenway Investments International Ltd. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Greenway Investments International Ltd. (included as Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.28	Loan Agreement, dated as of May 5, 2021, between Brazil Potash Corp. and Newdene Gold Inc. (included as Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.29	Maturity Date Extension, dated September 30, 2021, between Newdene Gold Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Newdene Gold Inc. (included as Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.30+	Offtake Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação e Importação Ltda. [English translation] (included as Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.31+	Distribution and Marketing Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação e Importação Ltda. [English translation] (included as Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.32+	Shipping Agreement, dated as of September 30, 2022, between Potássio do Brasil Ltda. and Hermasa Navegação da Amazônia Ltda. [English translation] (included as Exhibit 10.38 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.33	Form of Contract for Assignment of Possessory Rights over the Property and Other Covenants, between assignor and Potássio do Brasil Ltda., as assignee [English translation] (included as Exhibit 10.39 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.34	Form of Lease Agreement for rural land, between lessor and Potássio do Brasil Ltda., as lessee [English translation] (included as Exhibit 10.40 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.35+	Option Agreement, dated as of November 1, 2024, among Franco-Nevada Corporation (as option holder), Potássio do Brasil Ltda. (as grantor), and Brazil Potash Corp. (included as Exhibit 10.41 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.36	Form of Underwriters’ Warrants (included as Exhibit 4.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.37†	Stock Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.38†	Form of Stock Option Agreement (included as Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.39†*	Consulting Agreement, effective January 9, 2025, between Brazil Potash Corp. and Mayo Schmidt, Trustee of the MMS Trust, Dated April 18, 2024.

4.40†	2024 Incentive Compensation Plan (included as Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.41†	Amended and Restated Deferred Share Unit Plan (included as Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.42	Form of Indemnity Agreement between Brazil Potash Corp. and each of its directors and executives (included as Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

8.1	List of subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

11.1*	Amended and Restated Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

96.1	Technical Report Summary of the Autazes Potash Project-Pre-Feasibility Study (included as Exhibit 96.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

97.1*	Executive Officer Clawback Policy.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
†	Management contract or compensatory plan or arrangement.
+	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

BRAZIL POTASH CORP.

Date: March 28, 2025	By:	/s/ Matthew Simpson
Matthew Simpson
Chief Executive Officer

BRAZIL POTASH CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brazil Potash Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brazil Potash Corp. and its subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants;

Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Mississauga, Canada

March 28, 2025

MNP LLP

Suite 900, 50 Burnhamthorpe Road W, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650

Brazil Potash Corp.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

As at:	December 31, 2024	December 31, 2023
ASSETS
Current
Cash and cash equivalents (Note 6)	$18,861,029	$2,450,239
Amounts receivable (Note 7)	594,940	149,757
Prepaid expenses (Note 8)	1,494,483	236,329

Total current assets	20,950,452	2,836,325
Non-current
Property and equipment (Note 9)	791,597	1,012,032
Right of use asset (Note 10)	527,862	—
Exploration and evaluation assets (Note 11)	118,785,555	129,298,494

Total assets	$141,055,466	$133,146,851

LIABILITIES
Current
Trade payables and accrued liabilities (Notes 12, 19)	$3,016,988	$1,730,103
Current portion of lease liability (Note 10)	70,305	—

Total current liabilities	3,087,293	1,730,103
Non-current
Lease liability (Note 10)	535,300	—
Warrant liability (Note 15)	132,200	—
Deferred income tax liability (Note 5)	1,880,387	2,196,087

Total liabilities	5,635,180	3,926,190
Equity
Share capital (Note 13)	281,296,133	242,487,728
Share-based payments reserve (Note 14)	93,515,510	64,280,247
Warrants reserve (Note 15)	543,601	604,000
Accumulated other comprehensive loss	(81,361,294)	(65,419,483)
Deficit	(158,573,664)	(112,731,831)

Total equity	135,420,286	129,220,661

Total liabilities and equity	$141,055,466	$133,146,851

Reporting entity and going concern (Note 1)

Commitments and contingencies (Note 20)

Subsequent events (Note 21)

Approved by the Board of Directors on March 28, 2025

“MAYO SCHMIDT”, Director

“DEBORAH BATTISTON”, Director

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Expenses
Consulting and management fees (Note 19)	$5,665,486	$5,441,156	$2,713,548
Professional fees	2,608,995	1,453,310	2,185,220
Share-based compensation (Notes 14, 19)	35,734,452	4,703,254	24,474,191
Travel expenses (Note 19)	578,353	390,531	2,704,879
General office expenses	252,000	120,228	183,843
Foreign exchange (gain)	(23,300)	(10,552)	62,479
Communications and promotions	1,809,433	1,251,155	398,880

Operating Loss	46,625,419	13,349,082	32,723,040
Finance income	(17,808)	(302,720)	(259,019)
Change in fair value of warrant liability (Note 15)	(386,900)	—	—

Loss for the year before income taxes	46,220,711	13,046,362	32,464,021
Deferred income tax provision (Note 5)	187,742	160,838	155,360

Loss for the year after income taxes	46,408,453	13,207,200	32,619,381
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	15,941,811	(4,912,866)	(3,881,076)

Total comprehensive loss for the year	$62,350,264	$8,294,334	$28,738,305

Basic and diluted loss per share (Note 16)	$1.28	$0.37	$0.93
Weighted average number of common shares outstanding - basic and diluted	36,116,294	35,390,543	34,905,633

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2021	34,596,422	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506
Deferred share units	—	—	—	22,996,915	—	—	22,996,915
Deferred share units exercised (Notes 13 and 14(b))	166,667	1,666,668	—	(1,666,668)	—	—	—
Reg A Offering (Note 13)	467,462	7,479,444	—	—	—	—	7,479,444
Share issuance costs (Note 13)	—	(689,606)	—	—	—	—	(689,606)
Option extension (Note 14(a))	—	—	—	657,800	—	(537,800)	120,000
Option grant (Note 14(a))	—	—	—	1,725,617	—	—	1,725,617
Option expiry (Note 14(a))	—	—	—	(2,812,108)	—	2,812,108	—
Loss and comprehensive income for the year	—	—	—	—	3,881,076	(32,619,381)	(28,738,305)

Balance, December 31, 2022	35,230,551	235,611,237	604,000	63,924,814	(70,332,349)	(99,621,131)	130,186,571

Deferred share units	—	—	—	4,650,337	—	—	4,650,337
Deferred share units exercised (Notes 13 and 14(b))	25,000	400,000	—	(400,000)	—	—	—
Option vesting	—	—	—	180,587	—	—	180,587
Option exercise (Note 14(a)	330,750	6,476,491	—	(3,978,991)	—	—	2,497,500
Option expiry (Note 14(a))	—	—	—	(96,500)	—	96,500	—
Loss and comprehensive income for the year	—	—	—	—	4,912,866	(13,207,200)	(8,294,334)

Balance, December 31, 2023	35,586,301	242,487,728	604,000	64,280,247	(65,419,483)	(112,731,831)	129,220,661

Initial Public Offering (Note 13(b))	2,000,000	30,000,000	—	—	—	—	30,000,000
Share issuance costs (Note 13(b))	—	(2,539,195)	—	—	—	—	(2,539,195)
Deferred share units (Note 14(b))	—	—	—	11,100,686	—	—	11,100,686
Deferred share units exercised (Notes 13 and 14(b))	173,958	2,733,328	—	(2,733,328)	—	—	—
Restricted share units (Note 14(c))	—	—	—	25,853,678	—	—	25,853,678
Restricted share units exercised (Note 14(c))	31,875	460,225	—	(460,225)			—
Option vesting (Note 14(a))	—	—	—	2,970	—	—	2,970
Option exercise (Note 14(a)	489,166	6,019,398	—	(3,961,898)	—	—	2,057,500
Option expiry (Note 14(a))	—	—	—	(566,620)	—	566,620	—
Warrants issued (Note 15)	—	—	459,500	—	—	—	459,500
Warrant exercise (Note 15)	122,437	2,134,649	(519,899)	—	—	—	1,614,750
Loss and comprehensive loss for the year	—	—	—	—	(15,941,811)	(46,408,453)	(62,350,264)

Balance, December 31, 2024	38,403,737	281,296,133	543,601	93,515,510	(81,361,294)	(158,573,664)	135,420,286

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the year	$(46,408,453)	$(13,207,200)	$(32,619,381)
Adjustment for:
Finance income	(17,808)	(302,720)	(259,019)
Share-based compensation	35,734,452	4,703,254	24,474,191
Change in fair value of warrant liability	(386,900)	—	—
Deferred income tax provision	187,742	160,838	155,360

	(10,890,967)	(8,645,828)	(8,248,849)
Change in amounts receivable	(449,674)	19,562	890,292
Change in prepaid expenses	(1,262,023)	(135,897)	1,784
Change in trade payables and accrued liabilities	1,326,764	565,410	(860,869)

Net cash used in operating activities	(11,275,900)	(8,196,753)	(8,217,642)

CASH FLOWS FROM
FINANCING ACTIVITIES
Initial Public Offering, net of issue costs	27,979,905	—	—
Proceeds from Reg A offering, net of share issue costs	—	—	8,348,378
Option exercise	2,057,500	2,497,500	—
Warrant exercise	1,614,750	—	—
Principal reduction in lease liability	(42,289)	—	—

Net cash from financing activities	31,609,866	2,497,500	8,348,378

CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	(5,245)	(6,938)	(13,129)
Exploration and evaluation assets	(3,779,367)	(3,930,790)	(3,716,772)
Finance income	17,808	302,720	259,019

Net cash used in investing activities	(3,766,804)	(3,635,008)	(3,470,882)

Effect of exchange rate changes on cash and cash equivalents	(156,372)	(20,407)	634

NET DECREASE IN CASH AND CASH EQUIVALENTS	16,410,790	(9,354,668)	(3,339,512)
CASH AND CASH EQUIVALENTS, beginning of year	2,450,239	11,804,907	15,144,419

CASH AND CASH EQUIVALENTS, end of year	$18,861,029	$2,450,239	$11,804,907

SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	$80,580	$4,526	$3,577
Share-based compensation included in exploration and evaluation assets	1,682,382	127,670	368,341
Value of broker warrants issued	519,100	—	—
Right of use asset and lease liability at inception	737,506	—	—
Lease finance interest capitalized to exploration and evaluation assets	55,795	—	—
Change in receivable on Reg A offering	—	—	(1,558,540)

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. On November 27, 2024, the Company commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “GRO”. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	December 31, 2024	December 31, 2023	December 31, 2022
Potassio do Brasil Ltda.	Brazil	100%	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

On September 25, 2023, the Mura indigenous people completed free and informed consultations following United Nations International Labour Organization Convention 169 protocols with over 90% voting in support, based on 94% of the invited tribe’s participating, to permit and construct the Project.

On August 25, 2023, the Company submitted to the Brazilian Amazonas Environmental Protection Institute (IPAAM) an application for the Installation License to ensure that the Company moved to the next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. On October 17, 2023, the Appellate Court accepted the new action from the Attorney General of the State of Amazonas and granted an injunction to suspend the Subsequent Lower Court Decision, therefore reinstating the environmental licensing and allowing licensing to proceed, as well as clarifying that the Brazilian Amazonas Environmental Protection Institute has jurisdiction over issuing the Company’s licenses.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

1.	Reporting entity and going concern (continued)

As of August 2024, the Company has received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Installation Licenses required for the construction of the Autazes Project.

Going Concern

The preparation of the consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $46,408,453 for the year ended December 31, 2024 ($13,207,200 for the year ended December 31, 2023 and $32,619,381 for the year ended December 31, 2022) and as at December 31, 2024 had an accumulated deficit of $158,573,664 (December 31, 2023 - $112,731,831) and working capital of $17,863,159 as at December 31, 2024 (including cash of $18,861,029) (December 31, 2023 – working capital of $1,106,222 (including cash of $2,450,239)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed an initial public offering (the “IPO”) and commenced trading on the NYSE.

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the consolidated financial statements of the Company on the going concern basis.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

2.	Basis of preparation

a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards issued by the International Accounting Standards Board (“IASB”) and IFRIC® Interpretations of the IFRS Interpretations Committee.

The consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2025.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, unless otherwise disclosed.

c)	Functional and presentation currency:

Based on the economic substance of the underlying business transactions and circumstances relevant to the parent, the functional currency of the Company has been determined to be the U.S. dollar, with its subsidiary determining its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. has been determined to be the Brazilian Real. The Company’s presentation currency is the U.S. Dollar.

3.	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, Potássio do Brasil Ltda., in Brazil as at December 31, 2024.

The Company’s subsidiary is fully consolidated from the date of acquisition or incorporation, being the date on which the Company obtained control, and continues to be consolidated until the date that such control ceases. These consolidated financial statements comprise results for the years ended December 31, 2024, 2023 and 2022.

The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

3.	Material accounting policies (continued)

b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at the consolidated statements of financial position date. All differences are taken to the consolidated statements of loss and other comprehensive loss.

For presentation of Company’s consolidated financial statements, if the functional currency of the Company or its subsidiary is different than U.S. dollars as at the reporting date, the assets and liabilities are translated into U.S. dollars at the rate ruling at the statements of financial position date and the income and expenses are translated using the average exchange rate for the period. The foreign exchange differences arising are recorded in the cumulative translation account in other comprehensive income. On disposal of a foreign entity the deferred cumulative amount recognized in equity relating to the particular operation is recognized in the consolidated statements of loss and other comprehensive loss.

c)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

d)	Property and equipment

(i)	Recognition and measurement

Items of equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Depreciation

Depreciation calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

The estimated lives for the current period are as follows:

•	Vehicle	5 years

•	Office equipment	5 years

•	Furniture and fixtures	10 years

The Company’s land is carried at cost.

Impairment of property and equipment:

When events or changes in the economic environment indicate a risk of impairment to property and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs of disposal) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

3.	Material accounting policies (continued)

e)	Exploration and evaluation assets

Costs incurred prior to obtaining the appropriate license are expensed in the period in which they are incurred.

Exploration and evaluation expenditures comprise costs of initial search for mineral deposits and performing a detailed assessment of deposits that have been identified as having economic potential. The cost of exploration properties and leases, which include the cost of acquiring prospective properties and exploration rights, including interest, and costs incurred in exploration and evaluation activities, are capitalized as assets as part of exploration and evaluation assets. When a feasibility study and/or front-end engineering design is completed and the Company’s board of directors has approved the decision to proceed with further development and the construction of the Autazes Project, the incurred expenditures related to exploration and evaluation are reclassified as development costs and the incurred expenditures related to development and construction will be capitalized as construction-in-progress and classified as a component of property, plant and equipment. Prior to reclassification to property, plant and equipment, exploration and evaluation assets are assessed for impairment and any impairment loss is recognized immediately in the statements of loss and other comprehensive loss.

Depreciation on equipment used in exploration and evaluation is charged to exploration and evaluation assets.

Impairment of exploration and evaluation assets:

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. The Company reviews and tests for impairment on an ongoing basis and specifically if the following occurs:

(i)	the period for which the Company has a right to explore in the specific area has expired or is expected to expire;

(ii)	the exploration and evaluation has not led to the discovery of economic reserves;

(iii)	the development of the reserves is not economically or commercially viable; and

(iii)	the exploration is located in an area that has become politically unstable.

No amortization is charged during the exploration and evaluation phase.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

3.	Material accounting policies (continued)

f)	Leases and Right-of-Use Assets

Leases are recorded in accordance with IFRS 16, Leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. Contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases giving rise to right-of-use assets.

At the commencement date, a right-of-use asset is measured at cost, where cost comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Company; and (d) an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any re-measurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term.

A lease liability is initially measured at the present value of the unpaid lease payments. Subsequently, the Company measures a lease liability by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) re-measuring the carrying amount to reflect any reassessment or lease modifications, or to reflect revised in-substance fixed lease payments. Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.

g)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. The Company’s financial assets include cash and cash equivalents, and amounts receivable, excluding HST receivable. The Company’s financial liabilities include trade payables and accrued liabilities.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below:

Financial assets at fair value through profit or loss (“FVTPL”) – cash and cash equivalents are classified as financial assets at FVTPL and are measured at fair value. Cash and cash equivalents comprise cash at banks and on hand.

Amortized cost – Amounts receivable, excluding HST receivable, are classified as and measured at amortized cost using the effective interest rate method, adjusted for any expected credit losses.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

g)	Financial instruments (continued)

Financial assets at fair value through other comprehensive income (“FVOCI”) – Financial assets designated as financial assets at fair value through other comprehensive income on initial recognition are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income. The Company does not have any financial assets measured at fair value through other comprehensive income.

Non-derivative financial liabilities – Trade payables and accrued liabilities and lease liability are accounted for at amortized cost, using the effective interest rate method.

Financial liabilities measured at FVPL include financial liabilities management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company’s warrant liability is measured at FVPL.

h)	Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

i)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

3.	Material accounting policies (continued)

i)	Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j)	Share-based payments

The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of deferred share units (“DSUs”) and restricted share units (“RSUs”) is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is revised at the end of each reporting period. When options, or warrants are exercised, the proceeds received, together with any related amount in contributed surplus, is credited to share capital.

New accounting pronouncements

IAS 1 – Presentation of Financial Statements (“IAS 1”) In January 2020 and October 2022, the International Accounting Standards Board (IASB) issued amendments to IAS 1 Presentation of Financial Statements. The amendments clarify the requirements for classifying liabilities as either current or non-current by clarifying that liabilities are classified as either current or non-current depending on the existence at the end of the reporting period of a right to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that only covenants that an entity must comply with on or before the reporting date would affect a liability’s classification as current or non-current, even if compliance with the covenant is only assessed after the entity’s reporting date, classification is unaffected by the likelihood that an entity will settle the liability within 12 months after the reporting date, and how an entity classifies debt an entity may settle by converting it into equity.

New accounting pronouncements (continued)

Additionally, the amendments added new disclosure requirements for situations where a liability is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months after the reporting date. The disclosure should enable users of financial statements to understand the risk that the liability classified as non-current could become repayable within 12 months after the reporting period. The adoption of the amendments to IAS 1 on January 1, 2024 did not have a significant impact on the consolidated financial statements.

IFRS 7 - Financial Instruments and IAS 7 - Statement of Cash Flows: In May 2023, the IASB issued disclosure-only amendments to IFRS 7 and IAS 7 which were incorporated into Part I of the CPA Canada Handbook – Accounting in August 2023. The amendments require entities to disclose sufficient information necessary for users of financial statements to understand the effects of supplier finance arrangements on an entity’s liabilities and cash flows, as well as on its liquidity risk and risk management. The adoption of the amendments to IFRS 7 and IAS 7 on January 1, 2024 did not have a significant impact on the consolidated financial statements.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

3.	Material accounting policies (continued)

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2025. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 18 - Presentation and Disclosure of Financial Statement: In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts to ensure that all information complies with the standard.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: In May 2024, the International Accounting Standards Board (IASB) issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments. The amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods.

4.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from those estimates.

In particular, information about significant areas of estimation uncertainty considered by management, and judgements made, in preparing the consolidated financial statements are described below:

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

4.	Use of estimates and judgments (continued)

(i)	Impairment of exploration and evaluation expenditures:

The carrying values of capitalized amounts are reviewed when indicators of impairment are present. If it is determined that capitalized exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

(ii)	Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(iii)	Fair value of stock-based compensation and warrants:

In determining the fair value of options and warrants, option pricing models are used that require management to make estimates and assumptions regarding the expected life and market price of its equity instruments, volatility, share price and risk-free interest rates.

(iv)	Going concern:

As is common with exploration companies, the Company’s ability to continue its on-going and planned exploration activities and continue operations as a going concern, is dependent upon the recoverability of costs incurred to date on mineral properties, the existence of economically recoverable reserves, and the ability to obtain necessary equity financing from time to time. Management’s assessment of the going concern assumption requires significant judgement.

(v)	Reclassification from exploration and evaluation to development costs:

In the judgement of Company management, as of December 31, 2024, the Company was in the exploration and evaluation stage, based on several factors, including that the Company still needs to complete a feasibility study and/or front-end engineering design, which is typically required in order to secure debt financing for the construction of the project. In determining whether the Company is in the exploration and evaluation stage or the development stage, management must make an assessment as to whether the technical feasibility and commercial viability of extracting the mineral resource are demonstrable.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

4.	Use of estimates and judgments (continued)

(vi)	Leases:

The determination of the Company’s lease liability and right-of-use asset depends on certain assumptions which includes the selection of the discount rate. The discount rate is set by referencing to the Company’s incremental borrowing rate. Significant assumptions are required to be made when determining which borrowing rates to apply in this determination. Changes in the assumptions used may have a significant effect on the Company’s consolidated financial statements.

5.	Income taxes

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2023 – 26.5% and 2022 – 26.5%):

	December 31, 2024	December 31, 2023	December 31, 2022
Loss before income tax	$(46,220,711)	$(13,046,362)	$(32,464,021)
Canadian Statutory Tax Rate	26.5%	26.5%	26.5%

Expected tax recovery	$(12,248,488)	$(3,457,286)	$(8,602,966)
Share-based compensation	9,469,630	1,246,362	6,485,661
Foreign tax rate deferential	1,283	935	1,937
Change in tax benefit not recognized	2,965,317	2,370,827	2,270,728

Total	$187,742	$160,838	$155,360

The components of tax expense included in the determination of the loss for the years are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Current tax expense	$—	$—	$—
Deferred tax expense	187,742	160,838	155,360

Total	$187,742	$160,838	$155,360

The following table reflects the change in deferred income tax liability at December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Balance, beginning of year	$(2,196,087)	$(1,883,661)	$(1,617,383)
Deferred income tax expense	(187,742)	(160,838)	(155,360)
Foreign currency translation	503,442	(151,588)	(110,918)

Balance, end of year	$(1,880,387)	$(2,196,087)	$(1,883,661)

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

5.	Income taxes (continued)

The following table summarizes the components of deferred income tax:

	December 31, 2024	December 31, 2023	December 31, 2022
Exploration and evaluation assets	$(2,687,855)	$(3,139,298)	$(2,692,830)
Loss carryforwards	807,468	943,211	809,169

Deferred tax liabilities, net	$(1,880,387)	$(2,196,087)	$(1,883,661)

As at December 31, 2024, deferred tax assets for the carry forward of certain unused tax losses and unused tax credits have not been recognized as it is not probable that taxable income will be available against which the unused tax losses and credits can be utilized. Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

Canada	December 31, 2024	December 31, 2023
Non-capital losses	$88,986,000	$77,312,000
Deductible temporary differences	$2,520,440	$1,267,042

Brazil	December 31, 2024	December 31, 2023
Non-capital losses	$—	$—

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

5.	Income taxes (continued)

Brazilian tax losses carried forward can only be applied, in any year, in an amount up to 30% of taxable income for that year. Tax losses in Canada can be carried forward to reduce taxable income in future years. The losses are scheduled to expire as follows:

Year of Expiry	Amount
2044	$11,674,000
2043	8,985,000
2042	8,645,000
2041	4,268,000
2040	3,355,000
2039	4,681,000
2038	3,843,000
2037	4,804,000
2036	6,207,000
2035	8,182,000
2034	8,041,000
2033	4,762,000
2032	2,950,000
2031	3,127,000
2030	2,891,000
2029	2,571,000

$88,986,000

6.	Cash and cash equivalents

	December 31, 2024	December 31, 2023
Cash at banks	$18,826,019	$2,313,725
Short-term deposits	35,010	136,514

	$18,861,029	$2,450,239

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are invested in certificate deposits at interbank rates with no fixed term of deposit.

7.	Amounts receivable

	December 31, 2024	December 31, 2023
HST	$586,554	$105,785
Other receivables	8,386	43,972

Total amounts receivable	$594,940	$149,757

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

8.	Prepaid expenses

	December 31, 2024	December 31, 2023
Prepaid insurance	$1,175,709	$19,585
Other	318,774	216,744

	$1,494,483	$236,329

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

9.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2024	$52,839	$94,715	$18,138	$987,671	$1,153,363
Additions	—	4,355	890	—	5,245
Effect of foreign exchange	(11,529)	(21,229)	(3,950)	(215,505)	(252,213)

At December 31, 2024	$41,310	$77,841	$15,078	$772,166	$906,395

Depreciation:
At January 1, 2024	$52,491	$77,638	$11,202	$—	$141,331
Effect of foreign exchange	(11,452)	(17,501)	(2,383)	—	(31,336)
Depreciation charge for the year	—	4,334	469	—	4,803

At December 31, 2024	$41,039	$64,471	$9,288	$—	$114,798

Net book value:
At December 31, 2024	$271	$13,370	$5,790	$772,166	$791,597
At January 1, 2024	$348	$17,077	$6,936	$987,671	$1,012,032
Cost:
At January 1, 2023	$49,027	$85,491	$12,618	$916,413	$1,063,549
Additions	—	2,497	4,441	—	6,938
Effect of foreign exchange	3,812	6,727	1,079	71,258	82,876

At December 31, 2023	$52,839	$94,715	$18,138	$987,671	$1,153,363

Depreciation:
At January 1, 2023	$48,704	$68,119	$10,019	$—	$126,842
Effect of foreign exchange	3,787	5,427	749	—	9,963
Depreciation charge for the year	—	4,092	434	—	4,526

At December 31, 2023	$52,491	$77,638	$11,202	$—	$141,331

Net book value:
At December 31, 2023	$348	$17,077	$6,936	$987,671	$1,012,032
At January 1, 2023	$323	$17,372	$2,599	$916,413	$936,707

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

9.	Property and equipment (continued)

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2022	$45,839	$68,582	$11,032	$856,829	$982,282
Additions	—	12,262	867	—	13,129
Effect of foreign exchange	3,188	4,647	719	59,584	68,138

At December 31, 2022	$49,027	$85,491	$12,618	$916,413	$1,063,549

Depreciation:
At January 1, 2022	$45,538	$60,727	$9,056	$—	$115,321
Effect of foreign exchange	3,166	4,191	587	—	7,944
Depreciation charge for the year	—	3,201	376	—	3,577

At December 31, 2022	$48,704	$68,119	$10,019	$—	$126,842

Net book value:
At December 31, 2022	$323	$17,372	$2,599	$916,413	$936,707
At January 1, 2022	$301	$7,855	$1,976	$856,829	$866,961

10.	Leases

During the year ended December 31, 2024, the Company entered into agreements to lease, for a term of six years, 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of dry stacked tailings piles. Each of these lease agreements also provides the Company with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. The Company recognized a right-of-use asset and a lease liability of $737,506 on inception of the leases.

	Cost	Amortization	Balance
Balance, December 31, 2023	$—	$—	$—
Additions	737,506	(75,777)	661,729
Effect of Foreign Exchange	—	(133,867)	(133,867)

Balance, December 31, 2024	$737,506	$(209,644)	527,862

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate of 12.75% to achieve a constant rate of interest on the remaining balances of the liabilities. For the year ended December 31, 2024, the Company recognized $55,795 in interest expense related to its lease liabilities, capitalized to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

10.	Leases (continued)

A reconciliation of the lease liabilities for the year ended December 31, 2024 is as follows:

December 31, 2024
Balance, beginning of year	$—
Acquisition of lease	737,506
Cash outflows	(42,289)
Finance costs	55,795
Effect of foreign exchange	(145,407)

Balance, end of year	$605,605

December 31, 2024
Lease Liability - current	$70,305
Lease Liability - non-current	535,300

$605,605

11.	Exploration and evaluation assets

	December 31, 2024	December 31, 2023
Balance, beginning of year	$129,298,494	$120,216,752

Additions:
Mineral rights and land fees	30,127	41,073
Site operations, environmental, consulting and technical costs	4,885,615	3,894,243
Share-based compensation (Note 14)	1,682,382	127,670
Proceeds from royalty option agreement*	(1,000,000)	—
Effect of foreign exchange	(16,111,063)	5,018,756

Balance, end of year	$118,785,555	$129,298,494

*	On November 1, 2024, the Company and its Subsidiary entered into an option agreement (see Note 20) and received $1,000,000.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

12.	Trade payables and accrued liabilities

	December 31, 2024	December 31, 2023
Trade payables	$1,271,484	$852,230
Accruals	1,745,504	877,873

Total trade payables and accrued liabilities	$3,016,988	$1,730,103

Included in trade payables and accrued liabilities are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 19).

13.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of shares	Stated Value $	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of year	35,586,301	242,487,728	35,230,551	235,611,237	34,596,422	227,154,731
Initial public offering, net of issuance costs	2,000,000	27,460,805	—	—	—	—
Reg A offering, net of issue costs	—	—	—	—	467,462	6,789,838
DSU exercise (Note 14)	173,958	2,733,328	25,000	400,000	166,667	1,666,668
RSU exercise (Note 14)	31,875	460,225	—	—	—	—
Option exercise (Note 14)	489,166	6,019,398	330,750	6,476,491	—	—
Warrant exercise (Note 15)	122,437	2,134,649	—	—	—	—

Balance, end of year	38,403,737	281,296,133	35,586,301	242,487,728	35,230,551	235,611,237

On October 18, 2024, the Company consolidated its common shares on the basis of 4:1. All common shares, options, DSUs , RSUs and value per share amounts in the consolidated financial statements have been updated retrospectively to reflect the share consolidation.

Activity during the year ended December 31, 2024

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company paid $2,020,095 in share issue costs and issued 100,000 broker warrants with exercise prices of $19.50. The grant date fair value of the broker warrants of $519,100 was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the historical volatility of comparable companies of 75.01%; risk-free interest rate of 3.23%, a stock price of $15.00 and an expected life of 2 years.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

13.	Share capital (continued)

(b)	Issued

During the year ended December 31, 2024, 173,958 DSUs with a grant date fair value of $2,733,328 and 31,875 RSUs with a grant date fair value of $460,225 were exercised.

During the year ended December 31, 2024, 489,166 options with weighted average exercise prices of $4.21 were exercised for gross proceeds of $2,057,500.

During the year ended December 31, 2024, 122,437 warrants with weighted average exercise prices of $13.19 were exercised for gross proceeds of $1,614,750.

Activity during the year ended December 31, 2023

During the year ended December 31, 2023, 25,000 DSUs with a grant date fair value of $400,000 were exercised.

During the year ended December 31, 2023, 330,750 options with weighted average exercise prices of $7.55, were exercised for gross proceeds of $2,497,500.

Activity during the year ended December 31, 2022

On December 21, 2022, 166,667 DSUs with a grant date fair value of $1,666,668 were exercised.

On January 28, 2022, February 2, 2022, March 24, 2022, April 8, 2022, May 11, 2022, June 22, 2022, July 22, 2022, August 8, 2022, and August 31, 2022, the Company closed portions of a Reg A Offering issuing 467,462 common shares of the Company at a purchase price of $16.00 per share for gross proceeds of $7,479,444.

During the year ended December 31, 2022, the Company paid share issue costs of $689,606 in connection with the offerings.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments

The continuity of share-based payments reserve activity during the years was as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Balance, beginning of the year	$64,280,247	$63,924,814	$43,023,258
Vesting and forfeiture of options	2,970	180,587	1,725,617
Vesting and forfeiture of DSUs	11,100,686	4,650,337	22,996,915
Vesting of RSUs	25,853,678	—	—
Option extension	—	—	657,800
DSU exercise	(2,733,328)	(400,000)	(1,666,668)
RSU exercise	(460,225)	—	—
Option exercise	(3,961,898)	(3,978,991)	—
Expired options	(566,620)	(96,500)	(2,812,108)

Balance, end of the year	$93,515,510	$64,280,247	$63,924,814

(a)	Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(a)	Option plan (continued):

Share option transactions continuity during the years were as follows (in number of options):

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	1,455,625	$8.34	2,030,125	$9.12	1,886,375	$7.86
Granted	—	—	12,500	16.00	312,500	16.00
Extended	—	—	—	—	50,000	10.00
Exercised	(489,166)	4.21	(330,750)	7.55	—	—
Expired	(53,334)	15.00	—	—	—	—
Cancelled	—	—	(256,250)	15.85	(218,750)	8.28

Balance, end of year	913,125	$10.17	1,455,625	$8.34	2,030,125	$9.12

Activity during the year ended December 31, 2022

On January 20, 2022, the Company granted 312,500 options with exercise prices of $16.00 and an expiry date of January 20, 2027. The options vest in four equal instalments over two years starting on the date of grant. The fair value of the options of $6.936 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.68% and an expected life of 5.0 years. The estimated grant date fair value of the options is amortized over the vesting period. During the year ended December 31, 2024, the Company recognized an expense of $2,970 (year ended December 31, 2023 and 2022 – $85,487 and $1,725,617, respectively) related to this amortization charged to the consolidated statements of loss and other comprehensive loss. On May 11, 2023, 250,000 of the options were cancelled, unexercised, and replaced with 100,000 DSUs (see Note 14(b)).

The Company extended the expiry dates of options held by a consultant of the Company such that 50,000 options with exercise prices of $10.00 per share and expiring on November 25, 2021, would expire on July 22, 2025. The weighted average incremental fair value of the options of $2.40 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.46% and an expected life of 3.6 years. The total value of the option extension was $120,000 which was capitalized to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(a)	Option plan (continued):

Activity during the year ended December 31, 2023

On May 14, 2023, the Company granted 12,500 options with exercise prices of $16.00 and an expiry date of May 14, 2028. The options vested immediately on the date of grant. The fair value of the options of $1.902 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 51% based on the historic volatility of comparable companies, risk-free interest rate of 2.94% and an expected life of 5.0 years. During the year December 31, 2023, the Company recognized an expense of $95,100 included in the consolidated statements of loss and other comprehensive loss.

During the year ended December 31, 2023, 330,750 options with weighted average exercise prices of $7.55, were exercised for gross proceeds of $2,497,500 and 256,250 options with exercise prices of $15.85, were cancelled.

Activity during the year ended December 31, 2024

During the year ended December 31, 2024, 489,166 options with weighted average exercise prices of $4.21, were exercised for gross proceeds of $2,057,500 and 53,334 options with exercise prices of $15.00, expired, unexercised. All option exercises during the year ended December 31, 2024 occurred prior to the closing of the Company’s IPO on November 29, 2024.

At December 31, 2024, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
July 20, 2025	789,375	789,375	$10.00
July 20, 2025	48,750	48,750	$4.00
January 20, 2027	62,500	62,500	$16.00
May 11, 2028	12,500	12,500	$16.00

	913,125	913,125

(b)	Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the Company. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

DSU transactions continuity during the years were as follows (in number of DSUs):

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Balance, beginning of year	3,552,083	3,264,583	1,925,000
Forfeit	(173,958)	—	—
Cancelled	—	—	(606,250)
Exercised	(82,292)	(25,000)	(166,667)
Granted	806,250	312,500	2,112,500

Balance, end of year	4,102,083	3,552,083	3,264,583

Of the 4,102,083 DSUs outstanding, 3,395,833 have vested.

The 1,675,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 1,675,000 DSUs granted, 141,667 were forfeit, unvested, and 1,116,667 DSUs have vested, of which 166,667 were exercised and 83,333 were cancelled. The remaining 416,666 DSUs, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023, then to March 31, 2024, then to March 31, 2025, and then to June 30, 2026, as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the year ended December 31, 2024, the Company expensed $113,480, related to this amortization (years ended December 31, 2023 and 2022 – $111,302 and a recovery of $561,969, respectively) of which, $22,697, (years ended December 31, 2023 and 2022 – $22,260 and $60,489, respectively) was capitalized to exploration and evaluation assets, with the remaining $90,783 (years ended December 31, 2023 and 2022 – $89,042 and recovery of $622,458, respectively) was charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $10.00.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

On August 9, 2019, the Company granted 125,000 DSUs. 50,000 DSUs vested immediately, while 37,500 DSU’s would vest when the Company obtained its installation license for the Autazes project estimated to be March 31, 2022 and the final 37,500 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest early in 2024 and March 31, 2025, respectively. On March 28, 2024, the 50,000 DSUs that were vested were exercised and the remaining 75,000 DSUs were forfeited, unvested. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the year ended December 31, 2024, the Company recorded a recovery of $1,087,113 (years ended December 31, 2023 and 2022 – expense of $105,410 and $187,852, respectively) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

On February 15, 2022, the Company granted 862,500 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 506,250 of the DSUs were cancelled, on December 23, 2024, 5,208 of the DSUs were exercised and during the year ended December 31, 2024, 7,292 of the DSUs were forfeited. The fair value of the DSUs is amortized over the vesting period. During the year ended December 31, 2024, the Company recognized an expense of $499,340 (years ended December 31, 2023 and 2022 –$1,674,489 and $3,371,032, respectively) related to this amortization charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On May 11, 2023, the Company granted 125,000 DSUs. The DSUs vest immediately. The fair value of the DSUs at the date of grant were valued using an estimated market price of $16.00.

On May 11, 2023, the Company also granted 100,000 DSUs to replace 250,000 options cancelled on May 11, 2023 (see Note 14(a)). The fair value of the options on the date of exchange was attributed to the fair value of the DSUs.

On October 11, 2023, the Company granted 87,500 DSUs to consultants of the Company. 25,000 of the DSUs vest in four equal installments over twelve months from the date of grant and 62,500 DSUs vest on October 11, 2024. During the year ended December 31, 2024, the Company recognized an expense of $994,690 (years ended December 31, 2023 and 2022 - $405,310 and $nil, respectively), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On May 23, 2024, the Company granted 312,500 DSUs to a director and a consultant of the Company. The DSUs vested immediately. On June 14, 2024, 62,500 of the DSUs were exercised. During year ended December 31, 2024, the Company recognized an expense of $5,000,000, related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 20, 2024, the Company granted 187,500 DSUs to a former director and a consultant of the Company. 125,000 of the DSUs vested immediately. Of the remaining 62,500 DSUs, 12,500 vested immediately and 50,000 vest in 4 equal installments annually from the date of grant. During the year ended December 31, 2024, the Company recognized an expense of $2,421,443 related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU”) (continued):

On June 28, 2024, the Company granted 56,250 DSUs to a company on which a former director of the Company is the founder and CIO. The DSUs vested immediately. On July 11, 2024, the DSUs were exercised. During the year ended December 31, 2024, the Company recognized an expense of $900,000, related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00. On July 11, 2024, the DSUs were exercised.

On August 12, 2024, the Company granted 250,000 DSUs under the Company’s new incentive plan to the Chair of the Company’s advisory board. The DSUs vest in four equal tranches every six months beginning on the date of grant. During the year ended December 31, 2024, the Company recognized an expense of $2,258,846, related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

During the year ended December 31, 2024, the total amount related to the vesting of DSUs was an expense of $11,100,686 (years ended December 31, 2023 and 2022 –$4,650,337 and $22,996,915, respectively) of which a credit of $1,064,416 (years ended December 31, 2023 and 2022 – expense of $127,670 and $248,341, respectively) was offset against capitalized exploration and evaluation assets and an expense of $12,165,102 (years ended December 31, 2023 and 2022 –$4,522,667 and $22,748,574, respectively) is included in the consolidated statements of loss and other comprehensive loss.

(c)	Restricted share units plan (“RSU”):

The Incentive Compensation Plan provides for the grant of RSUs to employees, officers or directors of the Company. An award of restricted stock units confers upon a participant the right to Common Shares of the Company at the end of a specified deferral period. An award of restricted stock units carries no voting or other rights associated with share ownership prior to settlement.

RSU transactions continuity during the years were as follows (in number of RSUs):

	Year ended December 31, 2024	Years ended December 31, 2023 and 2022
Balance, beginning of year	—	—
Granted	4,457,500	—
Exercised	(31,875)	—
Forfeit	—	—

Balance, end of year	4,425,625	—

Of the 4,425,625 RSUs outstanding, 285,000 have vested.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(c) Restricted share units plan (“RSU”):

On July 1, 2024, the Company granted 3,087,500 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the year ended December 31, 2024, the Company recognized an expense of $17,041,784, (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs of which an expense of $2,345,832 (years ended December 31, 2023 and 2022 – $nil) was capitalized to exploration and evaluation assets and an expense of $14,695,952 (years ended December 31, 2023 and 2022 –$nil) is included in the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On August 12, 2024, the Company granted 87,500 restricted share units (“RSUs”) to consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the year ended December 31, 2024, the Company recognized an expense of $400,966 (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs at the date of grant which was capitalized to exploration and evaluation assets. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 9, 2024, the Company granted 387,500 RSUs to directors, officers and consultants of the Company. The RSUs vest in four equal tranches every six months, with the first tranche vesting on the date of grant. During the year ended December 31, 2024, the Company recognized an expense of $2,666,743 (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 25, 2024, the Company granted 500,000 RSUs to a service provider of the Company. The RSUs vest in four (4) equal quarterly tranches over a twelve (12) month period with the first tranche vesting on the three (3) month anniversary of completion of the Company’s initial public offering and the remaining tranches vesting thereafter. During the year ended December 31, 2024, the Company recognized an expense of $2,292,706 (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On November 7, 2024, the Company granted 275,000 RSUs to consultants of the Company. Of the 275,000 RSUs, 100,000 vested immediately and the remaining 175, 000 vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. During the year ended December 31, 2024, the Company recognized an expense of $1,866,279 (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $15.00.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

14.	Share-based payments (continued)

(c)	Restricted share units plan (“RSU”) (continued):

On December 4, 2024, the Company granted 120,000 RSUs to consultants of the Company. The RSUs vested immediately. During the year ended December 31, 2024, the Company recognized an expense of $1,585,200 (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $13.21.

During the year ended December 31, 2024, the total amount related to the vesting of RSUs was an expense of $25,853,678 (years ended December 31, 2023 and 2022 –$nil) of which $2,746,798 (years ended December 31, 2023 and 2022 - $nil) was capitalized to exploration and evaluation assets and $23,106,880 (years ended December 31, 2023 and 2022 –$nil) is included in the consolidated statements of loss and other comprehensive loss.

15.	Warrants and warrant liability

At December 31, 2024, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price		Expiry Date
	$
258,188		4.00	November 27, 2025	*
100,000		19.50	November 26, 2026

358,188		8.33

*

On September 11, 2009, the Company issued 286,875 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange which was November 27, 2024 when the Company began trading on the NYSE under the symbol “GRO”.

Warrant Liability

Warrants with terms that result in the exercise price or number of shares delivered to be variable, are accounted for as financial liabilities in the consolidated statements of financial position. The changes in fair value are recorded in the consolidated statements of loss for the year.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

15.	Warrants and warrant liability (continued)

Warrant Liability (continued)

Warrant liability transactions during the years were as follows:

	Year ended December 31, 2024			Years ended December 31, 2023 and 2022
	Number of warrants	Weighted average exercise price	Fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of year	—	$—	$—	—	$—	$—
Granted	100,000	19.50	519,100	—	—	—
Change in fair value	—	—	(386,900)	—	—	—

Balance, end of year	100,000	$19.50	$132,200	—	$—	$—

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company issued 100,000 broker warrants with exercise prices of $19.50. The warrants may also be exercised, in whole or in part, at the holder’s option by way of a cashless exercise in which the holder is entitled to receive the number of common shares equal to the quotient obtained by dividing the volume weighted average price (“VWAP”) on the preceding trading day minus the exercise price times the number of common shares that would be issued on exercise of the warrant divided by the VWAP. The warrants expire 2 years from the date of grant. The fair value of the warrants of $519,100 on the date of grant was charged to share issuance costs in the consolidated statements of financial position. See Note 13.

As at December 31, 2024, the fair value of the broker warrants of $132,200 was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the historical volatility of comparable companies of 76.38%; risk-free interest rate of 2.93%, a stock price of $7.70, based the market price of the Company’s shares on December 31, 2024, and an expected life of 1.9 years.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

15.	Warrants and warrant liability (continued)

Warrants - equity

Warrant transactions during the years were as follows:

	Year ended December 31, 2024			Years ended December 31, 2023 and 2022
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of year	286,875	$4.00	$604,000	286,875	$4.00	$604,000
Granted	93,750	16.00	$459,500	—	—	—
Exercised	(122,437)	13.19	(519,899)	—	—	—

Balance, end of year	258,188	$4.00	$543,601	286,875	$4.00	$604,000

On May 28, 2024, the Company granted 93,750 warrants of the Company as compensation for services to a company on which a former director of the Company is the founder and CIO. Each warrant was exercisable for one common share of the Company at an exercise price of $16.00 for one year from the date of grant. The fair value of the warrants of $4.901 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 74.6% based on the historic volatility of comparable companies, risk-free interest rate of 4.36% and an expected life of 1.0 years. During the year ended December 31, 2024, the Company expensed $459,500 (years ended December 31, 2023 and 2022 - $nil) in share-based compensation in the consolidated statements of loss and comprehensive loss related to the fair value of the warrants on the date of grant. On June 18, 2024, the warrants were exercised for gross proceeds of $1,500,000.

During the year ended December 31, 2024, 122,437 warrants with weighted average exercise prices of $13.19 were exercised for gross proceeds of $1,614,750.

There were no warrant transactions during the years ended December 31, 2023 and 2022.

16.	Loss per share

The basic and diluted loss per share excludes options exercisable for 913,125 common shares of the Company at a weighted average exercise price of $10.17, warrants exercisable for 358,188 common shares of the Company at a weighted average exercise price of $8.33, 3,395,833 vested DSUs and 285,000 vested RSUs as these are anti-dilutive.

17.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, other receivables, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

17.	Financial Risk Management Objectives and Policies (continued)

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, the Company had a cash and cash equivalents balance of $18,861,029 (December 31, 2023 - $2,450,239) to settle current liabilities of $3,087,293 (December 31, 2023 - $1,730,103).

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)	Interest rate risk

The Company has cash and cash equivalent balances as at December 31, 2024. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(b)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2024:

	Average rate	Closing rate
CAD	0.7302	0.6950
BRL	0.1855	0.1615

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

17.	Financial Risk Management Objectives and Policies (continued)

(b)	Foreign currency risk

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at December 31, 2024 would result in an increase or decrease in operating loss of $6,650 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and other comprehensive loss of approximately $3,755,000.

(c)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the years ended December 31, 2024, 2023 or 2022.

18.	Financial Instruments

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position, are as follows:

	Financial instrument classification	Carrying amount		Fair value
As at December 31, 2024		$		$
Financial assets:
Cash and cash equivalents	FVPL		18,861,029		18,861,029
Amounts receivable	Amortized cost		—		—
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost		3,016,988		3,016,988
Lease liability	Amortized cost		605,605		605,605
As at December 31, 2023		$		$
Financial assets:
Cash and cash equivalents	FVPL		2,450,239		2,450,239
Amounts receivable	Amortized cost		43,972		43,972
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost		1,730,103		1,730,103

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

18.	Financial Instruments (continued)

The fair value of short-term financial instruments approximates their carrying value due to the relatively short period of time to maturity. These include cash and cash equivalents, amounts receivable, trade payables and accrued liabilities.

19.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU and RSU plans. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Directors & officers compensation	$4,413,442	$4,644,388	$1,589,996
Share-based payments	26,455,495	875,755	16,764,919

	$30,868,937	$5,520,143	$18,354,915

Included in the above amounts, is $579,996 (December 31, 2023 and 2022 - $579,996) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc. during the year ended December 31, 2024. The year ended December 31, 2023 includes a discretionary bonus of $750,000 (December 31, 2023 and 2022 - $2,000,000 and $nil, respectively) paid to Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (Chair of the Advisory Board of the Company) is the Executive Chairman.

During the year ended December 31, 2024, the Company recorded an expense of $26,455,495 (years ended December 31, 2023 and 2022 –$875,755 and $16,764,919, respectively) in share-based compensation related to the amortization of the estimated fair value of DSUs and RSUs granted to directors and officers of the Company in 2015, 2022, 2023 and 2024. As at December 31, 2024, 3,175,000 DSUs were granted to officers and directors of the Company of which 2,551,894 have vested, and 623,106 have not yet vested (See Note 14(b)). As of December 31, 2024, 3,000,000 RSUs were granted to officers and directors of the Company, of which 75,000 have vested and 2,925,000 have not yet vested (See Note 14(c)).

(b)	Transactions with other related parties

As at December 31, 2024, trade payables and accrued liabilities included an amount of $45,706 (December 31, 2023 - $17,088) owing to directors and officers of the Company for consulting fees and $26,121 owing to directors and officers for expense reimbursement.

During the year ended December 31, 2024, the Company recorded an expense of $nil (years ended December 31, 2023 and 2022 - $47,028 and $1,818,755, respectively) for travel costs with Tali Flying LP, a company which has a former common director. As at December 31, 2024, trade payables and accrued liabilities included $nil (December 31, 2023 - $nil) owing to Tali Flying LP and prepaid expenses included $113,893 (December 31, 2023 - $139,785) advanced to Tali Flying LP.

See Note 15 for warrants granted during the year.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

19.	Related Party Disclosures (continued)

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $17,696,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $9,138,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

The Company has been involved in a number of lawsuits challenging the Company’s environmental and construction license since 2016. The Company has been successful in defending these matters but the outcome of the recent counterclaims is not determinable yet.

On November 1, 2024, the Company and its Subsidiary entered into an option agreement (the “Option Agreement”) with Franco-Nevada Corporation (“Franco Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option (the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash the Company will produce and sell from the Autazes Property (the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by the Subsidiary or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement. The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (cost and freight Brazil). Following the exercise by Franco-Nevada of the Option pursuant to the Option Agreement and subject to the conditions precedent described below, the Royalty Purchase Price will be paid by Franco-Nevada, if and when the Company has obtained full financing of project costs to achieve a minimum rate of potash production at the Autazes Project (as set forth in the Option Agreement), in quarterly installments pro rata with other sources of financing. The Royalty Purchase Price will only be used by the Company to fund costs for the construction and operation of the Autazes Project. Franco- Nevada is not obligated to pay any portion of the Royalty Purchase Price until certain conditions precedent are satisfied or waived, including, among others, (a) the Company’s Subsidary and its affiliates, Franco-Nevada, and each third-party lender providing financing for the Autazes Project entering into an intercreditor agreement; (b) receipt of all necessary regulatory and material third-party approvals and consents for the Autazes Project; and (c) the Subsidiary providing Franco-Nevada evidence of the continued availability of financing for the Autazes Project (including completed equity financings representing at least 30% of the total costs to achieve a minimum rate of potash production at the Autazes Project, as set forth in the Option Agreement). Franco Nevado is also a shareholder of the Company.

On November 13, 2024, a supplier of the Company filed a statement of claim in the Ontario Superior Court of Justice in the amount of $367,080. As at December 31, 2024, the Company has not recorded this amount in these consolidated financial statements as it believes the claim is without merit.

21.	Subsequent events

On January 24, 2025, 10,000 options with exercise prices of $4.00, were exercised for gross proceeds of $40,000.