Form 20-F/A
period 2024-12-31
Brazil Potash Corp.
filed 2025-04-09
CIK 1472326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A
Amendment No. 1

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

For the transition period from

to

Commission File No.: 001-42423

BRAZIL POTASH CORP.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Ontario, Canada	198 Davenport Road Toronto, Ontario, Canada, M5R 1J2 Tel: +1 (416) 309-2963
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Matthew Simpson
Chief Executive Officer
+1 (416)
309-2963
info@brazilpotash.com
198 Davenport Road
Toronto, Ontario, Canada, M5R 1J2
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

EXPLANATORY NOTE
This Amendment No. 1 to the Annual Report on Form 20-F of Brazil Potash Corp. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on March 28, 2025. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which was not included in the Original 20-F, in accordance with Rule 405 of Regulation S-T. Exhibit 101 contains interactive data files in Inline eXtensible Business Reporting Language (XBRL).
Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to March 28, 2025.

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table provides information regarding fees paid by us to MNP LLP for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023 (1)
(USD in thousands)
Fees for audit services (2)	173.7	120.6
Fees for tax compliance, tax advise, and tax planning (2)	4.2	4.4
Fees for any other services not included above (3)	88.2	18.6

Total	266.1	143.6

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

137

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
We currently intend to follow the NYSE American corporate governance requirements, except for the general requirement set forth in Section 123 of the NYSE American Company Guide that a listed company’s bylaws provide for a quorum of at least 33
1
⁄
3
% of the company’s voting shares for any meeting of the holders of the company’s voting shares. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum.

138

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

139

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

140

PART III

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document

101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Label Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

BRAZIL POTASH CORP.

Date: April 9, 2025	By:	/s/ Matthew Simpson
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
In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board.
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
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures incl
u
ded examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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
Approved by the Board of Directors on March 28, 2025
“MAYO SCHMIDT”
, Director
“
DEBORAH BATTISTON
”
, Director
See accompanying no
te
s to the consolidated financial statements.

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
The Company incurred a loss of $46,408,453 for the year ended December 31, 2024 ($13,207,200 for the year ended December 31, 2023 and $32,619,381 for the year ended December 31, 2022) and as at December 31, 2024 had an accumulated deficit of $158,573,664 (December 31, 2023 - $112,731,831) and working capital of $17,863,159 as at December 31, 2024 (including cash of $18,861,029) (December 31, 2023 – working capital of $
1,106,222
(including cash of $2,450,239)).
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
These consolidated financial statements have been prepared in accordance with IFRS
®
Accounting Standards issued by the International Accounting Standards Board (“IASB”) and IFRIC
®
Interpretations of the IFRS Interpretations Committee.
The consolidated financial statements were aut
ho
rized for issue by the Board of Directors on March 2
8
, 2025.

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
The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of deferred share units (“DSUs”) and restricted share units (“RSUs”) is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is revised at the end of each reporting period. When options, or warrants are exercised, the proceeds received, together with any related amount in contributed surplus
, is credited to share capital.
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
On June 28, 2024, the Company gran
t
ed 56,250 DSUs to a company on which a former director of the Company is the founder and CIO. The DSUs vested immediately. On July 11, 2024, the DSUs were exercised. During the year ended December 31, 2024, the Company recognized an expense of $900,000, related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00. On July 11, 2024, the DSUs were exercised.
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
(c) Restricted share units plan (“RSU”):
On July 1, 2024, the Company granted 3,087,500 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up
conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the year ended December 31, 2024, the Company recognized an expense of $
17,041,784
, (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs of which an expense of $2,345,832 (years ended December 31, 2023 and 2022 – $nil) was capitalized to exploration and evaluation assets and an expense of $14,695,952 (years ended December 31, 2023 and 2022 –$nil) is included in the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.
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
On October 25, 2024, the Company granted 500,000 RSUs to a service provider of the Company. The RSUs vest in four (4) equal quarterly tranches over a twelve (12) month period with the first tranche vesting on the three (3) month anniversary of completion of the Company’s initial public offering and the remaining tranches vesting thereafter. During the year ended December 31, 2024, the Company recognized an expense of $2,292,706 (years ended December 31, 2023 and 2022 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $
15.00
.
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
The Company has been involved in a number of lawsuits challenging the Company’s envir on
mental and construction license since 2016. The Company has been successful in defending these matters but the outcome of the recent counterclaims is not determinable yet.
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