Form 20-F
period 2025-12-31
Brazil Potash Corp.
filed 2026-03-23
CIK 1472326

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

#652418v1

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 53,692,089 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes☐ No☒

Auditor firm Id: 1930, Auditor name: MNP LLP, Auditor location: Mississauga, Canada

#652418v1

i

ii

INTRODUCTION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless the context otherwise requires or otherwise states, references to “Brazil Potash,” our “Company,” “we,” “us,” “our,” and similar references refer to Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada, and its subsidiaries.

Our Company’s functional currency and reporting currency is the U.S. dollar, the legal currency of the United States (“USD,” “US$” or “$”). Our subsidiary in Brazil, Potássio do Brasil Ltda., determines its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. is the Brazilian real (“R$”). The functional and presentation currency of the Company in this Annual Report, is the U.S. dollar.

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

Reverse Stock Split and Share Consolidation

In July 2024, our board of directors and our stockholders approved a reverse stock split and share consolidation of our common shares, no par value ("Common Shares") in a range of up to five for one, which reverse stock split and share consolidation was effected on October 18, 2024 in a reverse stock split ratio of four-for-one (which we refer to as the “Reverse Stock Split and Share Consolidation”). The Reverse Stock Split and Share Consolidation combined each four outstanding Common Shares into one Common Share. Any fractional shares resulting from the Reverse Stock Split and Share Consolidation were rounded down to the nearest whole Common Share, and no cash or other consideration was paid in lieu of any fractional shares. All references to our Common Shares, common share purchase warrants, stock options, deferred share units, restricted stock units, share data, per share data, and related information in this Annual Report have been retroactively adjusted, where applicable, to reflect the Reverse Stock Split and Share Consolidation as if it had occurred at the beginning of the earliest period presented.

Mineral Disclosure

As used in this Annual Report, references to the “Technical Report” are to the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022) with respect to our potash mining project located in the Amazon potash basin near the city of Autazes (which we refer to as the “Autazes Project”), which was prepared by ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH (which we refer to as “ERCOSPLAN”) in accordance with the requirements of subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations (which we refer to as the “SEC Mining Modernization Rules”) under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), which governs disclosure for registrants with material mining operations. Certain numeric values describing the Autazes Project disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States. A summary of the Technical Report is incorporated in this Annual Report by reference to Exhibit 96.1 to our registration statement on Form F-1 filed with the Securities and Exchange Commission ("SEC") on November 25, 2024.

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

A summary of the Technical Report is incorporated in this Annual Report by reference to Exhibit 96.1 to our Registration Statement on Form F-1 filed with the SEC on November 25, 2024.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

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
•
industry trends

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this Annual Report under the headings “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 4.B. Business Overview,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Annual Report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this Annual Report include:

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
•
As a “foreign private issuer,” we will have different disclosure and reporting requirements than U.S. domestic issuers, which could limit the information publicly available to our shareholders.
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

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to reporting companies that make filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For so long as we remain an emerging growth company, we will not be required to, among other things:

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

Geopolitical conflicts, sanctions, and trade disruptions may adversely affect global potash supply chains and our business.

Geopolitical conflicts, including the ongoing war in the Middle East, the Russia-Ukraine conflict, and potential escalation of regional tensions, may further disrupt global potash supply chains and fertilizer markets. Approximately 47% of Brazil’s imported potash historically originated from Russia and Belarus, both of which have been subject to international sanctions and trade restrictions. Continued or escalating conflicts in Eastern Europe and the Middle East could result in further sanctions, shipping route disruptions (including in the Red Sea, Suez Canal, and Black Sea), port closures, and increased transportation and insurance costs for potash and other fertilizer commodities. While such supply disruptions may ultimately benefit domestic potash producers such as the Company by reinforcing the strategic importance of local production, in the near term they may also create broader economic instability, increase input costs for agriculture, and reduce the ability of potential customers and investors to commit capital. The imposition of new tariffs by the United States or retaliatory measures by other countries, including Brazil, could also disrupt global trade flows, increase the cost of imported equipment and materials required for construction of the Autazes Project, and adversely affect the demand for and pricing of agricultural commodities and fertilizer products.

Tariffs and trade policy changes could increase our construction costs and adversely affect global fertilizer markets.

The Autazes Project requires significant imported equipment, materials, and technical services for construction and operation. The imposition or escalation of tariffs by the United States, Brazil, or other countries on imported goods, including steel, mining equipment, processing plant components, and other construction materials, could materially increase the capital cost of the Autazes Project. In addition, retaliatory trade measures or trade wars could disrupt global agricultural commodity markets, reduce demand for Brazilian agricultural exports, and consequently reduce demand for potash fertilizer. Brazil’s agricultural sector is heavily dependent on international trade, and any sustained disruption to Brazil’s agricultural export markets could reduce the willingness of Brazilian farmers to invest in crop inputs, including potash, which could adversely affect the demand for our products.

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

Since taking office in January 2023, Luiz Inácio “Lula” da Silva’s (“President Lula”) administration has publicly emphasized environmental enforcement and has undertaken federal operations targeting illegal mining, but has made statements that he was supportive of legal, permitted mining in Brazil. Publicly reported actions include intensified enforcement operations and enhanced oversight measures intended to increase traceability and control, specifically in the gold market. These developments may increase regulatory scrutiny, inspections, enforcement activity and compliance costs for mining-sector participants in Brazil. Accordingly, it is difficult to predict how President Lula’s continuing term will affect Brazil’s mining industry and regulatory regime at this time. In the event that President Lula determines to pass more stringent environmental, licensing, traceability, or operational requirements; expands enforcement actions; restricts activity in certain regions; or otherwise increases compliance burdens, our business and prospects could be materially and adversely impacted. Future elections and potential change of governments, both at the federal and state level, could result in new administrations with different views towards the mining industry, which could adversely affect our business and prospects.

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

Additionally, in March, April and May 2024, we entered into agreements to lease, for a term of six years, the remaining 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of our dry stacked tailings piles (see also “Item 4.B. Business Overview —Foreign Investment Restrictions and Control—Foreign Investment Restrictions”). Each of these lease agreements also provides us with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. However, there can be no assurance that we will exercise such right of first refusal options, or otherwise acquire the remaining land at a price or on terms favorable to us, or at all. To the extent we are unable to exercise the right of first refusal options for, or otherwise do not purchase, the 15 remaining properties, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement,” the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court. However, the process to obtain such mining easements can be costly and time consuming. There can be no guarantee that, despite having the right to obtain such mining easements in order to carry on our planned mining activities, we will be able to do so in a cost-and time-efficient manner. Even if any mining easements are granted to us by the Brazilian National Mining Agency, we still need to negotiate a satisfactory arrangement and indemnification amount with the owner of the servient property. Furthermore, in circumstances where no agreement can be reached, we may need to rely on a court to determine such indemnification amount, the outcome of which cannot be predicted with any certainty. Our inability to secure regular access to areas where we currently plan to construct certain of our facilities and infrastructure, such as our two planned tailings piles, could materially and adversely affect our timing, cost, or overall ability to develop and construct the Autazes Project.

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

We have a history of negative operating cash flows and net losses. We expect to continue to incur negative operating cash flows and net losses until such time as the Autazes Project generates sufficient revenues to fund our continuing operations. We had negative cash flows from operating activities of approximately $(13.2) million, $(11.3) million and $(8.2) million during the years ended December 31, 2025, 2024 and 2023, respectively. We also had net losses of approximately $52.2 million, $46.4 million and $13.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Since inception, we have not generated revenues and have incurred losses, and, as of December 31, 2025, we had an accumulated deficit of approximately $198.1 million. Additionally, we expect to incur a net loss in the foreseeable future, primarily as a result of the estimated operating expenses related to the planned development of the Autazes Project. There can be no assurances that we will be able to develop the Autazes Project or achieve a level of revenues adequate to generate sufficient cash flow from operations or additional financing through private placements, public offerings and/or bank financings necessary to support our working capital requirements. Furthermore, no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that could result in our inability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors in our Common Shares to lose their entire investment.

We will need but may be unable to obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.

We have relied upon our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from an offering under Tier 2 of Regulation A promulgated under the Securities Act (which we refer to as our “Regulation A Offering”), the proceeds from the IPO, and private placement financing to finance our exploration and development activities to date. However, there can be no assurance that such financing sources will continue to be available to finance our operations or that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts, or on terms acceptable to us, if at all.

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

Liquidity risk arises when our financial obligations exceed our available cash and credit at any point in time. As we do not currently generate any revenue and do not expect to have revenue in the foreseeable future, we will be reliant upon debt and equity financings to mitigate our liquidity risk. As of December 31, 2025, our cash position and working capital were approximately $27.8 million and $26.6 million, respectively, and we had current liabilities of approximately $2.7 million.

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

Our development depends on the efforts of our management members, such as our Executive Chairman, Mayo Schmidt, our Chief Executive Officer, Matthew Simpson, and the President and sole officer of Potássio do Brasil Ltda., Sergio Leite, and sole officer of Potássio do Brasil Ltda., other key personnel, such as the Head of Environment and Licensing at Potássio do Brasil Ltda., Lúcio Rabelo, and the Project Director (Engineering/Construction) at Potássio do Brasil Ltda., Raphael Bloise and skilled labor. Although we consider Mr. Rabelo and Mr. Bloise to be important members of our team, we do not consider them to be executive officers pursuant to applicable U.S. securities laws since neither individual is a vice-president or above or performs any policy-making function for our Company or Potássio do Brasil Ltda. The mining industry is labor-intensive, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. Our development and construction activities for the Autazes Project, and the subsequent mining, processing, production and delivery of potash, will depend to a large degree on the availability of skilled labor in the regions where the Autazes Project is located, including the nearby city of Autazes. Additionally, it may become necessary to attract both international and local personnel to work on the project. We could experience significant delays in the development and construction of the Autazes Project, and, after commencement of our mining operations, increases in our recruiting and training costs, and decreases in our operating efficiency, productivity and profit margins, if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

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

Our executives, directors, major shareholders, and their respective affiliates' ownership of our Common Shares allow them to influence our management and affairs, which may limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

As of March 23, 2026, the current holdings of our executives, directors, and major shareholders represented beneficial ownership, in the aggregate, of approximately 39.2% of our 54,095,915 Common Shares outstanding. See also “Item 7.A. Major Shareholders.” Though they do not hold a controlling interest, they hold a significant percentage interest and as a result, these shareholders are able to influence our management and affairs and influence the outcome of matters submitted to our shareholders for approval, including matters such as the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders may have interests with respect to their Common Shares that are different from other shareholders. In addition, this concentration of voting power among one or more of these shareholders may adversely affect the market price of our Common Shares by:

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

As a “foreign private issuer,” we will have different disclosure and reporting requirements than U.S. domestic issuers, which could limit the information publicly available to our shareholders.

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

As a foreign private issuer, we may take advantage of certain accommodations under the NYSE American LLC Company Guide (which we refer to as the “NYSE American Company Guide”) that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices rather than certain corporate governance standards of the NYSE American that are otherwise applicable to U.S. domestic companies listed on the NYSE American. We currently intend to follow the NYSE American corporate governance requirements, except for the general requirement set forth in Section 123 of the NYSE American Company Guide that a listed company’s bylaws provide for a quorum of at least 33 1/3% of the company’s voting shares for any meeting of the holders of the company’s voting shares. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum. See also “Item 16G. Corporate Governance.”

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to reporting companies that make filings with the SEC. For so long as we remain an emerging growth company, we will not be required to, among other things:

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

We currently intend to take advantage of the exemptions described above. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering, (ii) the last day of the first fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Common Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. See also “Item 3.D. Risk Factors—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

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

Risks Related to our Common Shares

Our Brazilian Depositary Receipts (BDRs) listed on B3 subject us to additional regulatory requirements and risks.

In May 2025, we launched Brazilian Depositary Receipts (BDRs) on B3, Brazil’s main stock exchange, under the ticker symbol GROP31. The BDR program subjects us to additional regulatory requirements under Brazilian securities laws administered by the Comissão de Valores Mobiliários (CVM) and the rules of B3. Compliance with Brazilian securities regulations, including ongoing disclosure obligations, may require additional management attention and resources. Trading of our BDRs and Common Shares on different exchanges in different currencies may result in price discrepancies and could increase volatility in the trading price of our securities. Changes in Brazilian securities regulations or the rules of B3, or any failure by us to comply with applicable requirements, could result in delisting of the BDRs or regulatory sanctions, which could adversely affect our ability to access the Brazilian capital markets and the liquidity of our securities.

There has been no public market for our Common Shares prior to our initial public offering. If a trading market for our Common Shares does not develop or the prices for our Common Shares fluctuates significantly, shareholders may not be able to resell our Common Shares at any reasonable price.

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

If an active market for our Common Shares does not develop or is not maintained, you may not be able to sell your shares. This may also affect the price of our Common Shares in the secondary market, the liquidity of such shares, and the extent of regulation of our Company, as the issuer of such shares. Even if an active trading market develops for our Common Shares, the market price of our Common Shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our Common Shares.

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
•
2024 – On November 1, 2024, the Company and its Subsidiary entered into an option agreement with Franco-Nevada Corporation, pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash (which we refer to as "MOP") the Company will produce and sell from the Autazes Property. On November 27, 2024, the Company successfully concluded its IPO and its Common Shares started trading on the NYSE American under the symbol “GRO”, raising gross proceeds in the amount of $30 million.
•
2025 – We raised approximately $32.5 million, net of fees, through our equity line of credit ("ELOC") and a private placement financing. We signed offtake agreements with Keytrade and Kimia, along with Amaggi, now with combined commitments of approximately 91% of anticipated production for contracts ranging from 10 to 17 years.
•
In May 2025, we launched Brazilian Depositary Receipts (BDRs) on the B3 Exchange under the ticker symbol GROP31. In July 2025, we signed a non-binding Memorandum of Understanding with Fictor & WTT S.A. (“Fictor Energia”) for Fictor Energia to fund approximately $200 million in power transmission construction costs for the Autazes Project through a build, own, operate and transfer (“BOOT”) arrangement, along with a $20 million strategic equity investment. We appointed Mayo Schmidt as Executive Chairman of the Board and Sergio Leite as President of Potássio do Brasil. We mandated BTIG as lead financial advisor to secure project-level equity financing for construction. In December 2025, we initiated an artificial intelligence powered X-ray transmission (XRT) optical ore sorting trial for the Autazes Project.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, where we raised gross proceeds in the aggregate amount of approximately $202.5 million, the proceeds from our Regulation A Offering, where we raised gross proceeds of $40.5 million, our IPO in November 2024, where we raised gross proceeds of $30.0 million, our ELOC, where we raised gross proceeds of $6.0 million and our private placement financing in October 2025, where we raised gross proceeds of $28.0 million.

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

Our Competitive Strengths

We believe that the following competitive strengths, among others, will position us for future operational success:

•
Strategic in-country location of the Autazes Project. The Autazes Project is located close to Brazil’s existing agricultural and farming areas and near the Amazon River system, thus enabling a shorter and more efficient inland path to Brazilian farmers, with the initial leg by river barge and the final leg by truck. We believe that the average total transit time to transport our potash product from the Autazes Project to domestically located customers in Brazil will be approximately two and a half days, which is approximately 43 times shorter than the transit time of up to 107 days that it takes to transport potash from other major potash producing suppliers in Canada and Russia to customers in Brazil. The state of Mato Grosso, Brazil is the largest consumer of potash among all states in Brazil and is responsible for more than 20% of domestic potash consumption. The state of Mato Grosso also shares a border with, and is a short distance from, the state of Amazonas, Brazil, where the Autazes Project is located. With expected at-scale production of an average of approximately 2.4 million tons of MOP per year, we believe that the Autazes Project should reduce Brazil’s reliance on imported potash, which made up approximately 98% of all potash used in Brazil in 2021. We believe the Autazes Project is the only potash project of significant size in Brazil, and we believe that it could eventually supply approximately 20% of Brazil’s current demand for potash.
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

The vast majority of potash is applied as MOP, which is the potash fertilizer product we plan to produce at the Autazes Project. MOP is the form of potash that is used on potassium-intensive row crops such as corn, soybean, rice, cotton and sugarcane, all of which are commonly grown in Brazil. According to the CRU November 2022 Potassium Chloride Market Outlook, global annual sales of potash were approximately 78 million tons per year in 2021, and the compound annual growth rate of the global potash market was approximately 2.38% from, 2003 to 2021, outpacing the growth of the other primary fertilizer nutrients. Brazil is the second largest potash market and one of the fastest growing markets in the world for potash consumption (CRU Group, “CRU’s Potassium Chloride Database,” November 30, 2022). However, to properly contextualize the significance of Brazil, a general understanding of the global potash market supply and demand dynamics and the underlying drivers is beneficial.

Potash Demand

As the world’s population grows, so too does global economic output, prosperity, and the demand for calorie-rich diets. In turn, these drive higher protein consumption, which relies on potash to increase food production. For example, according to the USDA Economic Research Service, in the United States, approximately 46% of corn consumption is for animal feed, and approximately 43% is for the production of ethanol for blending with gasoline (USDA Economic Research Service, “Feed Grains: Yearbook,” September 12, 2024). In addition, according to a USDA Foreign Agricultural Service report, the majority of ethanol in Brazil is produced from sugar cane, another potash intensive crop (USDA Foreign Agricultural Service, “Biofuels Annual – Brazil,” September 5, 2023). We believe that increasing meat consumption and improving methods of fertilizer application (particularly in developing economies where potash has been historically underapplied) will be key drivers of increased potash use.

Furthermore, as many countries adopt decarbonization policies and biofuels become an increasingly important part of the energy transition, potash may play not only a critical role in feeding the world, but also in fueling it.

Source: CRU Group, “Potassium Chloride Market Outlook,” November 2022.

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

Source: CRU Group, “Potassium Chloride Market Outlook,” November 2022.

The consolidated structure of the global potash market makes it susceptible to supply shocks, such as the disruptions caused by the COVID-19 pandemic, Belarussian sanctions, and Russia’s war in Ukraine, which have driven potash prices to record highs. The war between Israel and Iran has intensified global potash market uncertainty, primarily by driving up risk premiums, shipping costs, and logistics concerns rather than causing direct destruction to production facilities. While Israel remains the world’s fourth-largest potash exporter, physical manufacturing infrastructure has largely avoided direct targeting. However, regional instability and threats to key maritime choke points like the Strait of Hormuz have disrupted supply chains, forcing importers to reassess reliance on Middle Eastern sources. The fastest growing regions in the world have few domestic sources of potash production, making them heavily reliant on imported potash and leaving them exposed to trade flow imbalances and supply chain disruptions. We expect the outlook for the global supply and demand of potash to be tight in the near future.

Market Opportunity: Brazil – A Key Potash Market

According to FAO, Brazil was the largest net exporting country of agricultural goods in 2022 (FAO, “FAO Corporate Statistical Database – Import Value and Export Value data,” 2022). And according to a release issued by the Brazilian Secretariat of Foreign Trade (SECEX) on January 16, 2024, Brazil exported approximately $166.6 billion of agricultural products in 2023, and Brazil ranks first in production for many of the world’s highest-demand and potash-intensive crops, such as soybean and sugarcane. In addition, Brazil’s agricultural land use has grown 3.3% from 2010 to 2021 (Our World in Data, “Land Use — Agricultural Land Use Chart,” 2021). Consequently, Brazil is a key market for potash producers, since in order to increase the volume and value of crop yields, frequent and balanced replenishment of nutrients in the soil is needed. Potash is integral to Brazil’s economic success, since Brazil generates approximately 27% of its gross domestic product from the agricultural sector (USDA Foreign Agricultural Service, “Brazilian Economic and Agricultural Overview,” February 9, 2022). However, Brazil, like many other high growth regions such as China and Southeast Asia, is heavily reliant on imported potash and imports approximately 98% of its potash needs (CRU Group, “CRU’s Potassium Chloride Database,” November 30, 2022). According to the CRU November 2022 Potassium Chloride Market Outlook, in 2021, Brazil imported approximately 13.8 million tons of potash, representing approximately 22% of imported potash globally. We believe that Brazil is currently the largest global importer of potash, as illustrated by the chart below.

Source: CRU Group, “Potassium Chloride Market Outlook,” November 2022.

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

Franco-Nevada Royalty Option Agreement

On November 1, 2024, our Company and Potássio do Brasil Ltda. entered into an option agreement (which we refer to as the “Option Agreement”) with Franco-Nevada Corporation (which we refer to as “Franco-Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to us of cash consideration of $1,000,000, Franco-Nevada acquired an option (which we refer to as the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the MOP we will produce and sell from the Autazes Property (which we refer to as the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by Potássio do Brasil Ltda. or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (which we refer to as the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement (which we refer to as the “Final Exercise Period”). The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (based on potash granular price cost and freight Brazil).

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

Keytrade Offtake Agreement

On August 20, 2025, we entered into a definitive commercial offtake agreement between Potássio do Brasil Ltda., a wholly owned subsidiary of the Company, and Keytrade Fertilizantes Brasil Ltda. ("Keytrade"), the Brazilian subsidiary of Keytrade AG, one of the world's leading fertilizer trading companies. The binding agreement (the “Keytrade Agreement”) establishes a 10-year take-or-pay commitment for Keytrade to purchase up to ~900,000 tons of potash annually from the Autazes Potash Project.

The Keytrade Agreement terms provides for Keytrade to purchase 30% to 37% of our annual potash production, up to a maximum of 900,000 tons per year, on a take-or-pay basis. The Keytrade Agreement has a term aligned with the Company's project financing requirements, ensuring long-term revenue visibility and stability. Keytrade receives a marketing fee and there is a profit-sharing provision designed to align incentives for both parties reflecting our strategic locational advantage and expected lower fines content. Keytrade's offtake obligations will commence upon the start of production and scale proportionally during the ramp-up period to full production capacity. The Keytrade Agreement further permits us to assign future payment rights to financial institutions for project financing purposes. For more information regarding the terms of the Keytrade Agreement, see the full text of the Keytrade Agreement, which is included as an exhibit to this Annual Report.

Kimia Offtake Agreement

On October 28, 2025, we entered into our third commercial offtake agreement, between Potássio do Brasil Ltda., a wholly-owned subsidiary of the Company, and Kimia Solutions Ltda. ("Kimia"), part of Bulkfertz, a Brazilian fertilizer trading and distribution company established in 1978 by Nelson Moreno. The binding agreement (the "Kimia Agreement") establishes a 10-year take-or-pay commitment for Kimia to purchase up to 704,000 tons of potash annually from the Autazes Potash Project at market prices.

The Kimia Agreement provides for Kimia agreeing to purchase between 23% to 32% of our annual potash production, up to a maximum of 704,000 tons per year, on a take-or-pay basis. The Kimia Agreement has a 10-year term, aligning project financing requirements and ensuring long-term revenue visibility and stability. Kimia’s offtake obligations will commence upon the start of production and scale proportionally during the ramp-up period to full production capacity. The Kimia Agreement permits Brazil Potash to assign future payment rights to financial institutions for project financing purposes. For more information regarding the terms of the Kimia Agreement, see the full text of the Kimia Agreement, which is included as an exhibit to this Annual Report.

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

Construction Licenses. We refer to the second type of environmental license, collectively, as the “Construction Licenses,” which are comprised of (i) licenses called Licença de Instalação (which we refer to collectively as the “Installation Licenses”), (ii) licenses called Licença Ambiental Única (which we refer to collectively as the “Specific Environmental Licenses”), and (iii) environmental authorizations (which we refer to collectively as the “Fauna Authorizations”). We currently anticipate that we will need a total of 21 Construction Licenses in connection with the construction of the Autazes Project. There are a total of seven Installation Licenses, which correspond to the following various areas of the infrastructure of the Autazes Project: (i) mine, (ii) potash processing plant and dry stacked tailings piles, (iii) roads, (iv) river barge port and potash stockpile at the port, (v) water distribution and supply, (vi) sewage treatment, and (vii) sanitary landfill. We also plan to construct a new power transmission line that will connect the Autazes Project to Brazil’s national electricity grid, however, there will be a construction permit for the power transmission line that is separate from the Installation Licenses. There are a total of nine Specific Environmental Licenses, which relate to earthworks, vegetation suppression and water source drilling, and a total of five Fauna Authorizations, which relate to the capture and rescue of wild fauna, at these various infrastructure areas. In this phase of the environmental licensing process, the basic environmental plan outlining pollution control and compensatory measures are submitted to the Brazilian Amazonas Environmental Protection Institute for its review and approval. All of the plans and conditions that were required in order for us to obtain the Construction Licenses have been completed and satisfied by us and approved by the various applicable Brazilian federal, state and municipal agencies.

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

Additionally, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement,” the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court.

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

For further information regarding the risks associated with climate change, GHG emissions, and our compliance with environmental laws and regulations, see also “Item 3.D. Risk Factors—Risks Related to Mining—We are subject to extensive environmental laws and regulations,” “Item 3.D. Risk Factors—Risks Related to Mining—Climate change and changes in climate change regulations could have a material adverse impact on our operations,” “Item 3.D. Risk Factors—Risks Related to Mining—Climate change and the direct and indirect costs of various existing and proposed GHG regulations may adversely affect our business, operations, and financial results,” “Item 3.D. Risk Factors—Risks Related to Mining—Adverse weather conditions, natural disasters, crop diseases, pests and other natural conditions could materially and adversely affect agricultural businesses, which in turn could significantly reduce the demand for potash and negatively impact our business,” “Item 3.D. Risk Factors—Risks Related to Mining—Inadequate infrastructure may prevent the development, construction and operation of the Autazes Project,” and “Item 3.D. Risk Factors—Risks Related to Our Company—We are subject to business and reputational risks related to sustainability and corporate social responsibility”.

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

Governance

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

Brazil is an Emerging Market

Our subsidiary, Potássio do Brasil Ltda., is a limited liability company located in Brazil, an emerging market. We are able to control Potássio do Brasil Ltda. through our ability to cause the appointment or removal of its officers. Pursuant to Brazilian Federal Law 10.406/2002 (Civil Code—Articles 1.060/1.065) and Brazilian Federal Law 6,404/1976, our Company, as the sole quotaholder (which is similar to a shareholder) of Potássio do Brasil Ltda., is empowered to appoint and remove any officer of Potássio do Brasil Ltda. As a limited liability company, Potássio do Brasil Ltda. does not have a board of directors and is only required to have at least one officer (referred to as an administrator in Brazil), being Sergio Leite, the President and sole officer of Potássio do Brasil Ltda.

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

We have designed a system of corporate governance for our Company and our subsidiary that includes internal controls over financial reporting and disclosure controls. All Company funds are maintained in North America and any funds disbursed to Brazil follow a monthly process of: (a) submission of a request for funds with an expenditure report outlining the expense items; (b) a review by our Chief Executive Officer and Chief Financial Officer, and discussion, if needed, to confirm the amount and use of all funds to be disbursed; and (c) a wire (approved by our Company) to disburse such funds. There are no restrictions with respect to the total amount of international funds that can be transferred into Brazil. Moreover, our Chief Executive Officer and/or the Chief Financial Officer, who are based in North America, indirectly have control over the bank accounts of Potássio do Brasil Ltda., including any revenues that are generated in Brazil, through the appointment of the sole officer of Potássio do Brasil Ltda., being Sergio Leite, its President. These systems are coordinated by our senior management and overseen by our board of directors in order to monitor our subsidiary.

The primary language of Brazil is Portuguese. Sergio Leite, the President and sole officer of Potássio do Brasil Ltda., and Peter Tagliamonte, a director of our Company, are fluent in Portuguese. To mitigate any potential language barriers, we ensure that at least one member of management or a director who speaks both English and Portuguese is present at all management meetings where people from Canada and Brazil are present. In addition, any material documents not presented in English are translated.

Our board of directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with our operations in Brazil. Through these updates, assessments and reports, our board of directors gains familiarity with the operations, laws and risks associated with operations in Brazil. Several of our executives and members of our board of directors (i) are familiar with the laws, business culture, and standard practices of Brazil; (ii) have Portuguese language proficiency; (iii) are experienced in working in Brazil and in dealing with Brazilian government authorities; and/or (iv) have experience and knowledge of the local banking systems and treasury requirements of Brazil. For example, Sergio Leite has over 40 years of experience in delivering large-scale steel plants, mining and infrastructure projects for which he raised billions in capital by leading negotiations with key stakeholders. Additionally, Peter Tagliamonte has over 35 years of experience in the global mining industry, with more than 20 years focused in Brazil. For additional information regarding the experience of our executives and directors, see “Item 6. Directors, Senior Management and Employees.”

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

Additionally, in March, April and May 2024, we entered into agreements to lease, for a term of six years, the remaining 15 rural properties consisting of a total area of approximately 4.2 square miles, which are primarily the project sites for our dry stacked tailings piles (see also “Item 4.B. – Business Overview—Foreign Investment Restrictions and Control—Foreign Investment Restrictions”). Each of these lease agreements also provides us with a right of first refusal to purchase the applicable leased property in the event of a sale of such property, and in connection with any such sale, we will be able to apply the aggregate amount paid under such lease agreement as a reduction in the sale price. To the extent we are unable to exercise the right of first refusal options for, or otherwise do not purchase, the 15 remaining properties, the Brazilian National Mining Agency is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the Brazilian National Mining Agency, through the issuance of a “Public Utility Statement,” the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court.

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

Planned Operations

When the construction of the Autazes Project is completed, we plan for the Autazes Property to include a mine site, a processing plant site, a port site and other general facilities. Substantial work has been completed to develop and de-risk the Autazes Project, including public hearings, completion of our Initial Assessment, the Environmental and Social Impact Assessment, and the Technical Report, and the drilling of 43 exploration holes totaling approximately 121,000 feet, upon which the Mineral Resource and Mineral Reserve estimates in the Technical Report are based.

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

In July 2025, we signed a non-binding Memorandum of Understanding with Fictor & WTT S.A. (“Fictor Energia”), part of the infrastructure division of Fictor Group, a leading Brazilian private equity firm. Under the terms of the MOU, Fictor Energia would undertake complete development, permitting, construction, and operation of the power transmission infrastructure to supply 300MW per year of approximately 80% renewable-sourced electricity from Brazil’s national grid for the Autazes Project through a BOOT (build, own, operate and transfer) arrangement. The MOU contemplated Fictor Energia funding approximately $200 million in power transmission construction costs, which would remove this cost from the Autazes Project’s total construction capital requirements. In addition, Fictor Energia had agreed to make a $20 million strategic equity investment in the Company. . The MOU has lapsed in accordance with its terms and has not been renewed or extended. The Company is actively engaged in discussions with other power supply providers regarding similar BOOT or other power supply arrangements for the Autazes Project. There can be no assurance that the Company will be able to enter into a definitive power supply agreement on acceptable terms, or at all.

Estimated Costs and Economic Analysis

Estimated Capital Costs

The initial estimated capital costs for the Autazes Project (which do not include any sustaining capital expenditures), as included in the Technical Report, are broken out in the table below:

Area	Sub-Area	Total Costs (in millions (US$))
Mining	Underground Mine	$268.0
	Shafts	$433.4
Processing Plant and Equipment	Site – General	$68.3
	Processing Plant	$608.7
	Tailing Management	$72.1
	Utilities	$69.9
	Ancillary Services	$28.3
	Off-Site Facilities	$221.7
	Direct Costs	$1,770.4
	Indirect Costs	$135.2
	Owners Costs	$165.8
	Contingency	$200.2
TOTAL PROJECT COSTS (pre-tax)		$2,271.6
Taxes, Duties, Fees		$219.3
TOTAL PROJECT COSTS (after- tax)		$2,490.9

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

Economic Analysis

The economic analysis for the Autazes Project was completed by L&M Assessoria Empresarial (which we refer to as “L&M”), based on information provided by ERCOSPLAN (who was responsible for preparing the production schedule, and the estimated capital and operating costs for the mine, processing plant, infrastructure and port). The economic analysis is based on an average commodity price of $459 per ton of MOP, which is (i) based on the projected average Cost and Freight (CFR) price for granular potash delivered to Brazil from 2029 to 2051 (which is the expected period of production at the Autazes Project), which inputs are derived from the CRU Consulting, “Market Feasibility Study,” September 2022, (ii) adjusted for inflation from prices in Brazilian real in 2021 to prices in Brazilian real in 2022 at an assumed annual inflation rate of 5.8%, (iii) converted to the U.S. dollar from prices in Brazilian real, and (iv) converted from a metric tonne basis to a US ton basis. The economic analysis is also based on a discounted cash-flow model developed by L&M to assess the key economic metrics and to identify and assess the key value drivers of the Autazes Project. From a technical operational point of view, it is a high-level model focused on detailed tax implications, with the resulting economics being appropriate for the current development phase of the Autazes Project.

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

Mineral Resource Estimates

The Technical Report classifies the potash mineralization in terms of “Measured Mineral Resources,” “Indicated Mineral Resources”, and “Inferred Mineral Resources”, each as defined under the SEC Mining Modernization Rules. Such classifications generally reflect the level of confidence in the extent and grade of the identified potash mineralization.

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

For the Mineral Resource estimates, all drill holes that occur within, and in the vicinity of, the Autazes Project, and that contain complete assaying data from the potash horizon, have been used. The Mineral Resource estimates are reported as in-situ mineralization without application of an extraction ratio, and are based on a (i) cut-off grade of 10% KCI, (ii) minimum thickness of 3.28 feet, (iii) process (metallurgical) recovery averaging 90.8%, and (iv) product price of $381 per ton of MOP (which is the approximate average price of the long term forecasted Free On Board (FOB) real dollar price for granular potash from the Autazes Project for the 10 year period between 2028 to and including 2037 (as presented in CRU Consulting, “Market Feasibility Study,” September 2022). For additional information regarding the Mineral Resource estimates, see also Chapter 11: Mineral Resource Estimates of the Technical Report.

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

The Mineral Reserve estimates are reported on a total production basis, and were derived by using the resource block model, which we provided to ERCOSPLAN, and the mine plan updated by ERCOSPLAN. During the pre-production phase (prior to ramp-up and full production), approximately 2.3 million tons of extracted ore are going straight to the tailings piles. The Mineral Reserve estimates are also based on data regarding our modelled parameters and values of resource blocks, rooms and pillars, polygons of mineral rights for the Autazes Project, and polygons of permitted land on the Autazes Property. Such data was intersected in ArcGIS Pro using the appropriate workflow for further analysis. In calculating the Mineral Reserve estimates, the following assumptions were used: (i) a cut-off grade of 10% KCI, (ii) minimum mining heights of five feet for the production panel rooms and 11.5 feet for the main drifts and panel development drifts, (iii) extraction ratios of 50 to 59% for the main drifts and panels, based on geotechnical factors, (iv) a process (metallurgical) recovery averaging 90.8%, (v) a product price of $381 per ton of MOP (which is the approximate average price of the long term forecasted Free On Board (FOB) real dollar price for granular potash from the Autazes Project for the 10 year period between 2028 to and including 2037 (as presented in CRU Consulting, “Market Feasibility Study,” September 2022), (vi) the Mining Royalty, currently at rate of 2% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, as determined by Brazilian law and regulations, (vii) a royalty equal to 50% of the Mining Royalty to owners of any land not owned by our Company or Potássio do Brasil Ltda., and (viii) operating costs associated with the mine plan. For additional information regarding the Mineral Reserve estimates, see also Chapter 12: Mineral Reserve Estimates of the Technical Report.

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

For additional information regarding the Autazes Project and the Autazes Property, see Exhibit 96.1 (Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study) incorporated in this Annual Report by reference to Exhibit 96.1 to our registration statement on Form F-1 filed with the SEC on November 25, 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brazil Potash Corp. (the “Company” or “Brazil Potash”) should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 and the related notes thereto included elsewhere in this Annual Report. Our audited consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our audited consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report.

Our consolidated financial statements comprise our financial statements and our wholly-owned subsidiary in Brazil, Potássio do Brasil Ltda. Potássio do Brasil Ltda. has been fully consolidated from the date of its formation, being the date on which our Company obtained control, and will continue to be consolidated until the date that such control ceases. All intra-company balances, income and expenses, and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

The MD&A reports our activities through December 31, 2025, unless otherwise indicated.

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

For more information on our growth strategies, see “Item 4.B. Business Overview—Our Business Objectives and Growth Strategies.”

To date, we have spent approximately $280.4 million in connection with the development and advancement of the Autazes Project, including to fund our exploration and development expenses, and begin construction of the Autazes Project.

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

The market price for potash in Brazil is typically quoted as the daily Cost and Freight (CFR) price for granular potash delivered to Brazil, which is established by sales transactions between buyers and sellers. For further information on the drivers and trends affecting the market price of potash, see “Item 4.B. Business Overview—Our Industry and Market Opportunity.”

Production Volume, Ore Grade and Mineral Reserves

Our production volume, the ore grade of the potash from the Autazes Project mine, and our Mineral Reserves will affect our business performance. The Autazes Project has Measured Mineral Resources (excluding Mineral Reserves) of approximately 18 million tons at an average grade of 22.5% MOP, Indicated Mineral Resources (excluding Mineral Reserves) of approximately 48 million tons at an average grade of 25.9% MOP, and Inferred Mineral Resources (excluding Mineral Reserves) of approximately 107 million tons at an average grade of 30.3% MOP. Total Proven Economically Recoverable Reserves are approximately 69 million tons at an average grade of 28.9% MOP. Probable Economically Recoverable Reserves are approximately 122 million tons at an average grade of 27.5% MOP. The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining. For more details, see “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates.”

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

Effects of Exchange Rate Fluctuations

Prices for our products will be denominated in U.S. dollars. A significant portion of our production costs, however, will be denominated in Brazilian real, so there will be a mismatch of currencies between our revenue and costs. As a result, our results of operations and financial condition are, and, after our mining operations begin, will be, affected by changes in exchange rates between the Brazilian real and the U.S. dollar. As of December 31, 2025, the exchange rate was R$5.50 per US$1.00.

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

A.
Operating Results

Results of Pre-Operation Development Activities

The following table sets forth the results of our pre-operation development activities for the years indicated:

	Year Ended December 31,
	2025	2024	2023
Statements of Loss and Other Comprehensive Loss Information:
General and administrative expenses:
Consulting and management fees	$6,365,395	$5,665,486	$5,441,156
Professional fees	907,906	2,608,995	1,453,310
Share-based compensation	42,228,494	35,734,452	4,703,254
Travel expenses	486,895	578,353	390,531
General office expenses	1,416,581	252,000	120,228
Foreign exchange (gain)	(23,601)	(23,300)	(10,552)
Communications and promotions	3,484,785	1,809,433	1,251,155
Operating loss	54,866,455	46,625,419	13,349,082
Finance costs	1,008,638	-	-
Finance income	(570,446)	(17,808)	(302,720)
Change in fair value of warrant liability	(3,490,900)	(386,900)	—
Gain on sale of fixed assets	(6,078)	—	—
Loss for the year before income taxes	$51,807,669	$46,220,711	$13,046,362
Income taxes	351,451	187,742	$160,838
Net loss for the year (after income taxes)	$52,159,120	$46,408,453	$13,207,200
Other income (expense):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(7,369,359)	15,941,811	(4,912,866)
Total comprehensive loss for the year	$44,789,761	$62,350,264	$8,294,334

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

We did not generate any revenues for the years ended December 31, 2025 and 2024, as the Autazes Project has not yet commenced any commercial extraction, processing, sale, or distribution of potash ore.

Operating Loss

Our operating loss increased by $8.3 million to approximately $54.9 million for the year ended December 31, 2025, as compared to approximately $46.6 million for the year ended December 31, 2025, primarily due to an increase in our general and administrative expenses. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, general office expenses, and communications and investor relations expenses. We had higher (i) consulting and management fees during the year ended December 31, 2025, as compared to the same period in 2024, due to an increase in the number of consultants and directors; (ii) share-based compensation costs, as we granted 1,796,300 RSUs and 666,500 DSUs to directors and consultants during the year ended December 31, 2025 and recorded amortization of share-based compensation over the vesting period for DSUs and RSUs granted in prior years; (iii) general office expenses during the year ended December 31, 2025, as compared to the same period in 2024 due to higher director and officer insurance costs as a result of our IPO in November 2024; and (iv) higher communications expenses during the year ended December 31, 2025, as compared to the same period in 2024, as we increased our investor relations activities in 2025.

Net Loss

Our net loss increased by $5.8 million to approximately $52.2 million for the year ended December 31, 2025, as compared to approximately $46.4 million for the year ended December 31, 2024, primarily due to higher share-based compensation costs, general office expenses, higher communications expenses and higher consulting and management fees, during the year ended December 31, 2025, as compared to the same period in 2024. Warrants with terms that result in the exercise price or number of shares delivered to be variable are accounted for as liabilities. During the year ended December 31, 2025 the Company recorded a gain on the change in fair value of warrant liabilities of approximately $3.5 million (year ended December 31, 2024 - $0.4 million). In addition, the Company incurred finance costs of $1.0 million during the year ended December 31, 2025 (year ended December 31, 2024 - $nil) related to the grant date fair value of shares issued as consideration for the Company's ELOC and share issue costs allocated to warrant liability. this was partially offset by finance income of $0.6 million for the year ended December 31, 2025 (year ended December 31, 2024 - $17,808).

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

We did not generate any revenues for the years ended December 31, 2024 and 2023, as the Autazes Project has not yet commenced any commercial extraction, processing, sale, or distribution of potash ore.

Operating Loss

Our operating loss increased by $33.3 million to approximately $46.6 million for the year ended December 31, 2024, as compared to approximately $13.3 million for the year ended December 31, 2023, primarily due to an increase in our general and administrative expenses. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, general office expenses, and communications and investor relations expenses. We had (i) slightly higher consulting and management fees during the year ended December 31, 2024, as compared to the same period in 2023; (ii) higher professional fees due to increased legal and accounting fees due to the IPO during the year ended December 31, 2024, as compared to the same period in 2023; (iii) higher share-based compensation costs, as we granted 806,250 DSUs and 4,457,500 RSUs to certain of our directors and officers, former directors, and consultants during the year ended December 31, 2024; (iv) higher travel expenses during the year ended December 31, 2024, as compared to the same period in 2023, due to an increased number of business trips in 2024; and (v) higher communications expenses during the year ended December 31, 2024, as compared to the same period in 2023, as we increased our investor relations activities in 2024.

Net Loss

Our net loss increased by $33.2 million to approximately $46.4 million for the year ended December 31, 2024, as compared to approximately $13.2 million for the year ended December 31, 2023, primarily due to higher share-based compensation costs, higher travel expenses, higher communications expenses and higher consulting and management fees, during the year ended December 31, 2024, as compared to the same period in 2023. Warrants with terms that result in the exercise price or number of shares delivered to be variable are accounted for as liabilities. During the year ended December 31, 2024 the Company recorded a gain on the change in fair value of warrant liabilities of $0.4 million (year ended December 31, 2023 - $nil).

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

On May 1, 2025, we entered into a definitive agreement (the “ELOC Purchase Agreement”) establishing an equity line of credit (“ELOC”) with Alumni Capital LP (“Alumni”), an institutional investor. Under the terms of the ELOC Purchase Agreement, we have the right to sell, and Alumni has the obligation to purchase, up to $75 million worth of Common Shares over a 24-month period at prices that are based on the market price at the time of each sale to Alumni, subject to the satisfaction of certain customary conditions. We, at our sole discretion, control the timing and amount of all sales of Common Shares associated with the ELOC, subject to the limitations contained in the ELOC Purchase Agreement. The issuance of the Common Shares to Alumni are made pursuant to exemptions from the registration requirements of federal and state securities laws. Pursuant to the ELOC Purchase Agreement, we must register Alumni’s resale of the Common Shares to be purchased. We believe that the ELOC provides us with a flexible source of funding, enabling judicious planning for the timing and amount of any equity sales, which will be critical as we advance site preparation and construction activities for the fully-permitted Autazes Project. For more information regarding the terms of the ELOC Purchase Agreement, see the full text of the ELOC Purchase Agreement, which is included as an exhibit to this Annual Report.

On October 20 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one common share of the Company and one common stock purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit was issued at a purchase price of $2.00, and each Pre-Funded Unit was issued at a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per common share, are immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. On the closing of the private placements the Company issued 9,450,000 Common Shares, 14,000,000 Common Warrants and 4,550,000 Pre-Funded Warrants for gross proceeds of $27,997,460. We intend to use the net proceeds from the transaction for working capital and other general corporate purposes. For more information, see the full text of the Form of Securities Purchase Agreement dated October 17, 2025, which is included as an exhibit to this Annual Report.

Our future expenditures and capital requirements will depend on numerous factors, including the progress of our development efforts.

Our business does not currently generate any cash. We believe that with the net proceeds from the private placement in October 2025 of approximately $26.5 million, net of fees and any common share issuances under our ELOC, we will have sufficient capital to finance our development and operations through 2026. However, if our development and operating costs and expenses are higher than expected, we may need to obtain additional financing prior to the end of 2026. Furthermore, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of December 31, 2025, we had a cash and cash equivalents balance of approximately $27.8 million to settle current liabilities of approximately $2.7 million.

The following table summarizes our cash flow data and cash and cash equivalents for the periods indicated:

	Year Ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(13,179,142)	$(11,275,900)	$(8,196,753)
Net cash used in investing activities	$(10,290,557)	$(3,766,804)	$(3,635,008)
Net cash provided by financing activities	$32,451,684	$31,609,866	$2,497,500
Cash and cash equivalents (at beginning of period)	$18,861,029	$2,450,239	$11,804,907
Cash and cash equivalents (at end of period)	$27,779,666	$18,861,029	$2,450,239

Operating Activities

Net cash used in operating activities increased by $1.9 million to approximately $13.2 million for the year ended December 31, 2025, as compared to approximately $11.3 million for the year ended December 31, 2024, primarily due to a higher net loss, which was approximately $59.0 million for the year ended December 31, 2025, as compared to approximately $46.4 million for the year ended December 31, 2024. Net losses for the year ended December 31, 2025 and 2024 include share-based compensation (non-cash expense) of $42.2 million and $35.7 million, respectively.

Net cash used in operating activities increased by $3.1 million to approximately $11.3 million for the year ended December 31, 2024, as compared to approximately $8.2 million for the year ended December 31, 2023, primarily due to a higher net loss, which was approximately $46.4 million for the year ended December 31, 2024, as compared to approximately $13.3 million for the year ended December 31, 2023. and changes in working capital, which was approximately $(384,933) for the year ended December 31, 2024, as compared to approximately $449,078 for the year ended December 31, 2023.

Investing Activities

Net cash used in investing activities increased by $6.5 million to approximately $10.3 million for the year ended December 31, 2025, as compared to approximately $3.8 million for the year ended December 31, 2024, primarily due to higher exploration and evaluation expense during the year ended December 31, 2025, as compared to the same period in 2024.

Net cash used in investing activities increased by $0.2 million to approximately $3.8 million for the year ended December 31, 2024, as compared to approximately $3.6 million for the year ended December 31, 2023, primarily due to lower finance income during the year ended December 31, 2024, as compared to the same period in 2023.

Financing Activities

Net cash provided by financing activities was approximately $32.4 million for the year ended December 31, 2025, which includes cash proceeds from a private placement financing, share issuances under the ELOC and the exercise of stock options offset by lease payments. Net cash provided by financing activities was approximately $31.6 million for the year ended December 31, 2024, primarily reflecting cash proceeds from our initial public offering and the exercise of stock options and warrants.

Net cash provided by financing activities was approximately $31.6 million for the year ended December 31, 2024, which includes cash proceeds from the initial public offering, exercises of stock options and warrants. Net cash provided by financing activities was approximately $2.5 million for the year ended December 31, 2023, which included cash proceeds from exercises of stock options.

Cash and cash equivalents

Our cash and cash equivalents balance was approximately $27.8 million as of December 31, 2025, as compared to $18.9 million as of December 31, 2024, due to the cash proceeds received from a private placement financing, common share issuances under the ELOC and the exercise of stock options less expenses during the year ended December 31, 2025.

Our cash and cash equivalents balance was approximately $18.9 million as of December 31, 2024, as compared to $2.5 million as of December 31, 2023, due to the cash proceeds received from the initial public offering, exercise of stock option and warrants less expenses during the year.

Private Placement Financing

On October 20 and October 27, 2025, we closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one Common Share of the Company and one common stock purchase warrant to purchase one Common Share (“Common Warrants”). Each Pre-Funded Unit was comprised of one pre-funded warrant to purchase one Common Share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit was issued at a purchase price of $2.00, and each Pre-Funded Unit was issued at a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per Common Share, are immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. On the closing of the private placements we issued 9,450,000 Common Shares, 14,000,000 Common Warrants and 4,550,000 Pre-Funded Warrants for gross proceeds of $27,997,460. We paid $1,989,008 in connection with the private placement of which $440,277 was allocated to the warrants in the consolidated statements of financial position and $633,638, related to warrant liability, were expensed to finance costs in the consolidated statements of loss and comprehensive loss. The grant date fair value of $8,918,500 allocated to the Common Warrants was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the calibrated volatility of comparable companies of 36.2%; risk-free interest rate of 2.62%, a stock price of $2.33 and an expected life of 5 years.

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

Contractual Obligations and Commitments

We are a party to certain consulting agreements, which provide, as of December 31, 2025, for aggregate change in control payments by us of approximately $20.3 million to certain of our directors, executives and consultants upon the occurrence of a change in control (as such term is defined in each respective consulting agreement) of our Company, and aggregate termination payments by us of approximately $9.1 million upon the respective termination of such directors, executives and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded on our consolidated financial statements.

See also Section B. Business Overview - Strategic Relationships for terms of various option and off-take agreements.

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

Off-Balance Sheet Arrangements

We did not have during the years ended December 31, 2025, 2024 and 2023, and we do not currently have, any off-balance sheet arrangements.

C.
Research and Development, Patents and Licenses

Not applicable.

D.
Trend Information

Impact of any Business Disruptions on our Business Operations

Our operations could be significantly adversely affected by the effects of unpredictable and unforeseen events, such as extreme weather conditions, acts of God, epidemics or pandemics, and other natural or manmade disasters and business interruptions, and the related economic consequences. For example, our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions.

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

Going Concern

Our consolidated financial statements as at and for the year ended December 31, 2025, have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the ordinary course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $52.2 million, $46.4 million and $13.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, and, as of December 31, 2025, we had an accumulated deficit of approximately $198.1 million and working capital of approximately $26.6 million (including cash of approximately $27.8 million).

We require additional financing for working capital and the continuing development of the Autazes Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern depends on our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and we have been able to consummate multiple equity financings through private placements of our Common Shares. Additionally, we have entered into various loan agreements to borrow funds to fund our operating expenses. Furthermore, we raised an aggregate of approximately $6,064,500 under the terms of the ELOC with Alumni Capital and gross proceeds of approximately $28.0 million on the close of a private placement financing.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from our Regulation A Offering, the proceeds from our IPO and private placement financing. Currently, we intend to finance our operations through additional equity and debt financings. For more information regarding our ability to fund our ongoing operations, see “Item 14.E. Use of Proceeds”.

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

E.
Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Additionally, we strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Critical accounting policies are those policies that reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. See Note 4 – Critical Judgments and Estimation Uncertainties to our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this Annual Report.

Recent Accounting Pronouncements

See Note 3 – Material Accounting Policies to the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth certain information relating to our directors and senior management as of March 23, 2026. The business address of our directors and senior management is 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

Name	Age	Position
Senior Management
Mayo Schmidt	67	Executive Chairman
Matthew Simpson	50	Chief Executive Officer
Ryan Ptolemy	50	Chief Financial Officer
Neil Said	45	Corporate Secretary
Sergio Leite	.	President and sole officer of Potássio do Brasil Ltda.

Non-Employee Director
Mayo Schmidt	67	Management Director
Matthew Simpson	50	Management Director
Deborah Battiston(2)(3)(4)	66	Independent Director(1)
Brett Lynch(2)(4)	61	Independent Director(1)
Pierre Pettigrew(3)(4)	74	Independent Director(1)
Peter Tagliamonte(2)(3)	61	Independent Director(1)
Christian Joerg	58	Independent Director(1)

(1)
Determined to be independent pursuant to Rule 10A-3 under the Exchange Act, the NYSE American Independence Standards, and the Canadian Independence Standards.
(2)
Member of the audit committee. Ms. Battiston is the chairperson of the audit committee.
(3)
Member of the compensation committee. Ms. Battiston is the chairperson of the compensation committee.
(4)
Member of the nominating and corporate governance committee. Mr. Lynch is the chairperson of the nominating and corporate governance committee.

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

Ryan Ptolemy. Mr. Ptolemy has served as our Chief Financial Officer since July 2011. Mr. Ptolemy is a Chartered Professional Accountant, Certified General Accountant, and CFA charter holder. Mr. Ptolemy is also the Chief Financial Officer of various Toronto Stock Exchange and Cboe Canada listed public companies in the investment, and mining industries, Belo Sun Mining Corp. (since March 2010) and Euro Sun Mining Inc. (since 2022). Mr. Ptolemy also served as the Chief Financial Officer of EV Technology Group Ltd. from November 2020 to March 2024, DeFi Technologies Inc. from October 2009 to January 2025 and Sulliden Mining Capital Inc. from June 2020 to January 2024 and Aberdeen International Inc. from October 2010 to June 2025. Mr. Ptolemy holds a Bachelor of Arts degree in Administrative and Commercial Studies from Western University in Canada.

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

Sergio Leite. Mr. Leite brings ~40 years of executive experience successfully delivering large-scale steel plants, mining and infrastructure projects for which he raised billions in capital by leading negotiations with key stakeholders. As Chief Executive Officer of Companhia Siderúrgica do Pecém, a joint venture between Vale S.A. and Korean steel companies POSCO and DongKuk, he led a team that negotiated a US$2.9 billion loan contract with a pool of banks including Brazil’s BNDES, Korean Export Credit Agencies and a syndicate of eight bank. As CEO of BAFER – Bahia Ferrovias, Mr. Leite led efforts to secure substantial funds to support railway infrastructure development. His extensive experience also includes senior roles at Vale S.A., where he served as Operational Director, CEO of Vale Oman, and Institutional Relations and Sustainability Director, developing strong networks with key government ministries and regulatory authorities.

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

B.
Compensation

Compensation of Senior Management and Directors

The following table presents in the aggregate all compensation we paid to all of our senior management and directors as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

Name and Principal Position(s)	Year	Salary ($)		Bonus ($)		Share Awards ($)	RSU &DSU Awards ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Executives:
Mayo Schmidt(1) Executive Chairman and Director	2025	988,475		200,000	(3)	—	4,533,897	(9)	—	—	5,722,372
Stan Bharti(1) Former Executive Chairman and Director	2025	1,000,000	(2)	—	(3)	—	—	(9)	—	—	1,000,000
Matthew Simpson Chief Executive Officer and Director	2025	650,000	(4)	325,000	(5)	—	827,794	(9)	—	—	1,802,794
Ryan Ptolemy Chief Financial Officer	2025	315,000	(6)	150,000	(5)	—	265,950	(9)	—	—	730,950
Neil Said Corporate Secretary	2025	315,000	(7)	150,000	(5)	—	265,950	(9)	—	—	730,950
Adriano Espeschit Former President and sole officer of Potássio do Brasil Ltda.	2025	64,460	(8)	—		—	—	(9)	—	—	64,460
Raphael Bloise Interim President of Potássio do Brasil Ltda.	2025	83,708	(8)	—		—	197,000	(9)	—	—	280,708
Directors:
Pierre Pettigrew Independent Director	2025	75,833		—		—	144,795	(9)	—	—	220,628
Deborah Battiston Independent Director	2025	81,250		—		—	144,795	(9)	—	—	226,045
Brett Lynch Independent Director	2025	75,833		—		—	144,795	(9)	—	—	220,628
Peter Tagliamonte Independent Director	2025	65,000		—		—	144,795	(9)	—	—	209,795
Christian Joerg Independent Director	2025	59,194		—		—	144,795	(9)	—	—	203,989

(1)
Mr. Bharti resigned as the Executive Chairman and a Director effective on January 6, 2025. In connection with Mr. Bharti’s resignation, on December 17, 2024, the board of the Company appointed Mr. Schmidt as the new Executive Chairman and Director effective on January 6, 2025.

(2)
Represents the aggregate amount of the base fee earned in 2025 by, and paid by us to, Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman) under the F&M Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Forbes & Manhattan, Inc.; Stan Bharti” below).
(3)
Paid to Forbes & Manhattan, Inc. (a company for which Stan Bharti serves as its executive chairman). See Note 19 to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, included elsewhere in this Annual Report. Such bonus was awarded by our board of directors, in its sole discretion, in recognition of Mr. Bharti’s leadership and contributions to the significant advancements and developments of the Autazes Project since the inception of our Company, in particular, Mr. Bharti’s role in our financing activities, including the successful completion of our IPO and private placement financing.
(4)
Represents the aggregate amount of the base fee earned in 2025 by, and paid by us to, Iron Strike Inc. (a company controlled by Matthew Simpson) under the Iron Strike Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Iron Strike Inc.; Matthew Simpson” below).
(5)
Represents a discretionary cash bonus that we paid to such executive, which bonus was awarded by our board of directors, in its sole discretion, in recognition of such executive’s individual contributions to the significant advancements and developments of the Autazes Project since the inception of our Company, in particular, the completion of our IPO.
(6)
Represents the aggregate amount of the base fee earned in 2025 by, and paid by us to, Ryan Ptolemy under the Ptolemy Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Ryan Ptolemy” below).
(7)
Represents the aggregate amount of the base fee earned in 2025 by, and paid by us to, Neil Said under the Said Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—Neil Said” below).
(8)
Represents the aggregate amount of the base fee (converted into U.S. dollars based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 31, 2025) earned in 2025 by, and paid by us to, J. Mendo Consultoria Empresarial Ltda. under the Espeschit Consulting Agreement (as defined and described under “—Executive Compensation—Consulting Agreements—J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit” below) and Raphael Bloise. Mr Espeschit resigned from his position in June 2025.
(9)
Represents the fair value of the Common Shares underlying the RSUs as of the date of grant. Such fair value of the RSUs was determined based on the estimated fair market value per underlying Common Share on the date of grant. For additional information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies; Estimates—Share-based Payments and Warrants”, and Note 13 to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, included elsewhere in this Annual Report.

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

Mayo Schmidt

On January 6, 2025, we entered into a consulting agreement with Mayo Schmidt, pursuant to which Mr. Schmidt was appointed and serves as the Executive Chairman and Director of our Company in exchange for the payment by us to Mr. Schmidt of a base fee of $83,333.33 per month. Mr. Schmidt is also entitled to additional grants of security compensation, including the grant of 250,000 DSUs, vesting in four equal quarterly tranches with the first tranche vesting on the date of the consulting agreement. As of the date of this Annual Report, Mr. Schmidt had 250,000 DSUs vested.

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

J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit

On September 16, 2021, Potássio do Brasil Ltda., our wholly-owned local subsidiary in Brazil, entered into a service agreement (which we refer to as the “Espeschit Consulting Agreement”) with J. Mendo Consultoria Empresarial Ltda., a company controlled by Adriano Espeschit (which we refer to together as “Espeschit”), the former President and sole officer of Potássio do Brasil Ltda., pursuant to which Espeschit provides management and consulting services to Potássio do Brasil Ltda., in exchange for the payment by Potássio do Brasil Ltda. to Espeschit of a base fee of R$60,000 per month (which is approximately US$12,366 per month, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2023). Under the Espeschit Consulting Agreement, Espeschit is also eligible to receive a performance bonus in the amount of R$1,200,000 (which is approximately US$247,316, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 29, 2023) upon the final and irrevocable issuances of all the Construction Licenses for the Autazes Project. Additionally, under the Espeschit Consulting Agreement, Espeschit was entitled to stock options to purchase an aggregate of 500,000 Common Shares, which stock options were granted in January 2022 with an exercise price of $4.00 per share, but were cancelled in May 2023 in exchange for the grant of 200,000 DSUs with an estimated fair market value of $800,000 (see “—Compensation of Senior Management and Directors” above).

Potássio do Brasil Ltda. may terminate the Espeschit Consulting Agreement without cause by providing Espeschit with 30 days’ notice. In the event that either party terminates the Espeschit Consulting Agreement due to the default of the other party, the non-defaulting party is entitled to (a) a compensatory payment equal to 10% of the estimated value of the Espeschit Consulting Agreement, (b) the corresponding losses and damages, and (c) procedural expenses and attorneys’ fees. On June 3, 2025, Adriano Expeschit resigned.

Discretionary Cash Bonuses

In December 2025, we paid discretionary cash bonuses in the following amounts to the following executives: (i) $200,000 to Mayo Schmidt; (ii) $325,000 to Matthew Simpson; (iii) $150,000 to Ryan Ptolemy; and (iv) $150,000 to Neil Said. See “—Compensation of Senior Management and Directors” above.

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

Director Compensation

Independent Directors

We have seven directors on our board of directors, of which five directors, Deborah Battiston, Brett Lynch, Pierre Pettigrew, Peter Tagliamonte and Christian Joerg, are considered “independent,” as determined in accordance with the NYSE American Independence Standards and the Canadian Independence Standards.

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

Management Directors

We do not pay any compensation to our directors who also serve as executives of our Company (which we refer to as “management directors”) for their services as directors on our board of directors. Our management directors currently consist of Mayo Schmidt and Matthew Simpson. See “—Compensation of Senior Management and Directors” and “—Executive Compensation” above for a description of the compensation we paid in 2025.

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

Our board of directors currently consists of seven directors, of which five are considered “independent,” as determined in accordance with the director independence standards set forth in the NYSE American Company Guide (which we refer to as the “NYSE American Independence Standards”) and the director independence standards set forth under Canadian National Instrument 58-101—Disclosure of Corporate Governance Practices and Section 1.4 of Canadian National Instrument 52-110—Audit Committees (which we refer to as the “Canadian Independence Standards”).

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

Meetings of Our Board of Directors

Our board of directors intends to hold regularly scheduled meetings at least once every quarter, as well as additional meetings on an as needed basis from time to time. During the 2025 fiscal year, our board of directors held ten meetings and our independent directors held one meeting, and during the period from January 1, 2026 to March 23, 2026, our board of directors has held one meeting.

The following table summarizes the attendance record of each then member of our board of directors at the meetings of our board of directors held during the year ended December 31, 2025:

Director	Meetings Attended
Stan Bharti(1)	N/A
Matthew Simpson	Ten out of Ten meetings
Mayo Schmidt(1)	Ten out of Ten meetings
Christian Joerg(2)	Ten out of Ten meetings
Pierre Pettigrew	Ten out of Ten meetings
Deborah Battiston	Ten out of Ten meetings
Brett Lynch	Ten out of Ten meetings
Peter Tagliamonte	Ten out of Ten meetings

(1)
Mr. Bharti resigned as the Executive Chairman and a Director effective on January 6, 2025. In connection with Mr. Bharti’s resignation, on December 17, 2024, the board of the Company appointed Mr. Schmidt as the new Executive Chairman and Director effective on January 6, 2025.
(2)
On January 6, 2025, Christian Joerg joined the board.

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

Compensation Committee

Our compensation committee is comprised of three independent directors, Deborah Battiston, Pierre Pettigrew and Christian Joerg, with Ms. Battiston serving as chairman of our compensation committee. Each member of our compensation committee is a non-employee director, as defined under Rule 16b-3 under the Exchange Act, and an outside director, as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors has determined that each member of our compensation committee is “independent” within the meaning of the NYSE American Independence Standards and the Canadian Independence Standards. The composition of our compensation committee meets the requirements for independence under the NYSE American Company Guide, including the applicable transition rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of three independent directors, Christian Joerg, Brett Lynch and Pierre Pettigrew, with Mr. Lynch serving as chairperson of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is “independent” within the meaning of the NYSE American Independence Standards and the Canadian Independence Standards.

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

Participation of Directors in Other Reporting Issuers

The following directors of our Company hold directorships in other reporting issuers (or the equivalent) in a jurisdiction of Canada or another foreign jurisdiction:

Director	Name of Other Reporting Issuer(s)	Stock Exchange(s)
Matthew Simpson	Black Iron, Inc.	TSX
Deborah Battiston	McFarlane Lake Mining Limited	Cboe Canada
	Euro Sun Mining Inc.	TSX
Brett Lynch	Ionic Rare Earths Limited	ASX
Pierre Pettigrew	Belgravia Hartford Capital Inc.	CSE
	Black Iron, Inc.	TSX
	Troilus Gold Corp	TSX
Peter Tagliamonte	Q Gold Resources Ltd.	TSXV

(1)
Mr. Bharti resigned as the Executive Chairman and a Director effective on January 6, 2025.

Conflicts of Interest

To the best of our knowledge, except as disclosed elsewhere in this Annual Report, we are not aware of any existing or potential material conflicts of interest between our Company and any of our directors or executives as of March 23, 2026. Some of our directors and executives are or may be engaged in business activities on their own behalf and on behalf of other companies, and situations may arise where some of our directors or executives may be in a potential conflict of interest with our Company. Nonetheless, we believe that our Chief Executive Officer and Chief Financial Officer will have sufficient time to devote to their respective positions at, and to satisfy their respective responsibilities and obligations to, our Company. Conflicts, if any, will be subject to the procedures and remedies under the OBCA.

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

Indebtedness of Directors, Executives and Employees

Other than as disclosed in this Annual Report, none of our directors, executives, or employees or any of their respective affiliates is indebted to our Company or has been subject to a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by our Company or Potássio do Brasil Ltda. Additionally, no individual who is, or at any time during our last fiscal year was, a director, or executive of our Company, or affiliate of any such director or executive, is as of March 23, 2026, or at any time since the beginning of our last fiscal year has been, indebted to our Company or Potássio do Brasil Ltda., or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by our Company or Potássio do Brasil Ltda., including indebtedness for purchases of securities or any other programs. For additional information, see “—Certain Relationships” below and “Item 7.B. Related Party Transactions.”

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

In connection with certain business travel by our management team, we use charter flight services provided by Tali Flying LP, an entity for which Stan Bharti (our former Executive Chairman) serves as a director. During the years ended December 31, 2025, 2024 and 2023, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, $nil and $47,000, respectively. See “Item 7.B. Related Party Transactions—Certain Relationships” and “Item 7.B. Related Party Transactions—Certain Travel Expenses.”

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

See “Item 4.B. Business Overview—Employees.”

E.
Share Ownership.

See “Item 7.A. Major Shareholders” below.

2024 Incentive Compensation Plan

In May 2024, our board of directors approved and adopted, and in June 2024, our shareholders approved, the Brazil Potash Corp. 2024 Incentive Compensation Plan (which we refer to as our “2024 Incentive Compensation Plan”), in order to attract, motivate, retain and reward our directors, executives, officers, employees, consultants, and other service providers. Our 2024 Incentive Compensation Plan provides for the granting of equity-based awards, including stock options to purchase our Common Shares, deferred share units (which we refer to as “DSUs”), restricted stock, restricted stock units, stock appreciation rights, dividend equivalents, performance awards, our Common Shares granted as a bonus or in lieu of another award, and other stock-based awards. On September 5, 2025, our shareholders approved certain amendments to the 2024 Incentive Compensation Plan.

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

Share Authorization

The total number of our Common Shares subject to awards that is reserved and available for issuance under our 2024 Incentive Compensation Plan is equal to 8,600,000 Common Shares, less the number of Shares with respect to which Awards have previously been granted under the plan since September 5, 2025. Additionally, the maximum aggregate number of our Common Shares that may be delivered under our 2024 Incentive Compensation Plan as a result of the exercise of incentive stock options (which we refer to as “ISOs”) is 5,000,000. To the extent that Common Shares subject to an outstanding award granted under our 2024 Incentive Compensation Plan are not issued or delivered by reason of the forfeiture, expiration, or other termination of such award, the settlement of such award in cash, or otherwise that does not result in the issuance of all or a portion of the Common Shares subject to such award, then such Common Shares (or such portion thereof) generally will again become available under our 2024 Incentive Compensation Plan. Additionally, in the event that any award granted under our 2024 Incentive Compensation Plan is exercised through the tendering of our Common Shares (either actually or by attestation) or by our withholding of our Common Shares, or withholding tax liabilities arising from such award are satisfied by the tendering of our Common Shares (either actually or by attestation) or by our withholding of our Common Shares, then only the number of Common Shares issued net of the Common Shares tendered or withheld will be counted for purposes of determining the total number of our Common Shares subject to outstanding awards as of the applicable date.

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

Outstanding RSUs Granted to our Executives and Directors under our 2024 Incentive Compensation Plan

The following table summarizes the outstanding RSUs held by our executives and directors as of March 23, 2026:

Name	Grant Date	Number of Vested RSUs		Fair Market Value of Vested RSUs(1)	Number of Unvested RSUs(1)	Fair Market Value of Unvested RSUs(2)
Executives:
Stan Bharti	7/1/24	750,000	(2)	$11,250,000	—	$—
	10/9/24	75,000	(3)	$1,125,000	25,000	$375,000
Matthew Simpson	7/1/24	750,000	(2)	$11,250,000	—	$—
	12/22/25	—		$—	420,200	$827,794
Ryan Ptolemy	7/1/24	250,000	(2)	$3,750,000	—	$—
	12/22/25			$—	135,000	$265,950
Neil Said	7/1/24	375,000	(2)	$5,625,000	—	$—
	12/22/25			$—	135,000	$265,950
Mayo Schmidt	1/6/25	250,000	(4)	$2,060,000
	12/22/25	—		$—	210,100	$413,897
Directors:
Deborah Battiston	7/1/24	25,000		$375,000	—	$—
Peter Tagliamonte	7/1/24	25,000		$375,000	—	$—
Pierre Pettigrew	7/1/24	62,500		$937,500	—	$—
Brett Lynch	7/1/24	25,000		$375,000	—	$—
	11/7/24	75,000		$1,125,000	—	$—

(1)
Represents the fair market value of the RSUs as of December 31, 2025, based on the fair market value of our Common Shares as of the date of grant.
(2)
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
(3)
The RSUs reflected here vested in four equal tranches every six months from the date of grant.
(4)
The RSUs reflected here vested in four equal quarterly tranches from the date of grant.

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

Stock Options Granted to our Executives and Directors under our Stock Option Plan

Year Ended December 31, 2025

We did not grant to any of our executives or directors any stock option awards under our Stock Option Plan during the year ended December 31, 2025.

Outstanding Stock Options

There were no outstanding stock options held by our executives and directors as of December 31, 2025.

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

DSUs Granted to our Executives and Directors under our Deferred Share Unit Plan

Year Ended December 31, 2025

On December 22, 2025, we granted 367,500 DSUs to directors of the Company. The DSUs vest in eight equal tranches, every three months from the date of grant. Other than the foregoing grant to directors, we did not grant to any of our other executives or directors any DSU awards under our Deferred Share Unit Plan during the year ended December 31, 2025.

Outstanding DSUs

The following table summarizes the outstanding DSUs held by our executives and certain of our directors as of December 31, 2025:

Name	Grant Date	Number of Vested DSUs		Fair Market Value of Vested DSUs(1)	Number of Unvested DSUs		Fair Market Value of Unvested DSUs(1)
Executives:
Stan Bharti	9/16/22	500,000	(2)	$8,000,000	—		$—
Matthew Simpson	8/18/15	500,000	(3)	$5,000,000	250,000	(3)	$2,500,000
Ryan Ptolemy	2/15/22	37,500	(4)	$600,000	—		$—
	9/16/22	125,000	(2)	$2,000,000	—		$—
Neil Said	2/15/22	37,500	(4)	$600,000	—		$—
	9/16/22	125,000	(2)	$2,000,000	—		$—
Mayo Schmidt	8/12/24	187,500		$2,812,500	62,500		$937,500
Directors:
Deborah Battiston	12/22/25	—		$—	73,500		$144,795
Peter Tagliamonte	12/22/25	—		$—	73,500		$144,795
Brett Lynch	12/22/25	—		$—	73,500		$144,795
Christian Joerg	12/22/25	—		$—	73,500		$144,795
Pierre Pettigrew	2/15/22	50,000	(4)	$800,000	-		$—
	12/22/25	—		$—	73,500		$144,795

(1)
Represents the fair market value of the DSUs as of December 31, 2025, based on the fair market value of our Common Shares as of the date of grant.
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
(4)
The DSUs reflected here vested ratably in six equal tranches every six months from the date of grant.
F.
Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 23, 2026 by:

•
each of our directors and senior management;
•
all of our directors and senior management as a group; and
•
each person (or group of affiliated persons) known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options and warrants that are exercisable within 60 days after March 23, 2026. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

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

The percentage of Common Shares beneficially owned is based on 54,095,915 Common Shares issued and outstanding as of March 23, 2026.

	Common Shares Beneficially Owned(1)
	Shares	Percentage
Senior Management and Directors:
Mayo Schmidt	85,000	*
Matthew Simpson	35,379	*
Ryan Ptolemy	—	*
Neil Said	—	*
Deborah Battiston	3,113	*
Brett Lynch	—	*
Pierre Pettigrew	36,207	*
Peter Tagliamonte	778	*
All senior management and directors as a group (nine persons)	2,859,622	7.7%
5% or more Shareholders:
CD Capital(2)	11,437,124	21.1%
AWM Investment Company, Inc.(3)	4,000,000	7.4%
Alyeska Investment Group, Inc.(4)	5,283,342	9.8%

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
(2)
Based on information contained in a Schedule 13G filed with the SEC on March 4, 2026, by CD Capital Asset Management Ltd and Ms. Carmel Daniele. Consists of (i) 10,446,999 Common Shares held directly by CD Capital Natural Resources BPC LP (which we refer to as “CD Capital”), and (ii) 990,125 Common Shares held directly by Ms. Carmel Daniele. Ms. Daniele is the founder and Chief Investment Officer of CD Capital, and, as such, Ms. Daniele has voting and investment power over the Common Shares beneficially held by CD Capital. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD Capital, except for any pecuniary interests therein. The address of each of CD Capital and Ms. Daniele is 105 Piccadilly, Penthouse Suite, London, W1J 7NJ, United Kingdom.
(3)
Based on information contained in a Schedule 13G filed with the SEC on February 13, 2026, by AWM Investment Company, Inc. (“AWM”). AWM is the investment adviser to each of Special Situations Cayman Fund L.P. (“CAYMAN”) and Special Situations Fund III QP, L.P. (“SSFQP”) (the “Funds”). As the investment adviser to the Funds, AWM holds sole voting power over 1,559,427 Common Shares and 1,559,427 Warrants held by SSFQP and 440,573 shares of Common Stock and 440,573 Warrants held by CAYMAN. The Warrants have a 9.9% blocker. David M. Greenhouse and Adam C. Stettner are members of SSCayman L.L.C., the general partner of CAYMAN and MGP Advisers Limited Partnership, the general partner of SSFQP. Messrs. Greenhouse and Stettner are also controlling principals of AWM. The address of AWM Investment Company, Inc. is 527 Madison Avenue, Suite 2600, New York, NY, 10022.
(4)
Based on information contained in a Schedule 13G filed with the SEC on February 17, 2026 by Alyeska Investment Group, L.P. and Alyeska Fund GP, LLC) (collectively, “Alyeska”), Alyeska is the beneficial owner of an aggregate of 5,125,975 Common Shares, holds pre-funded warrants to purchase 4,550,000 Common Shares and Warrants to purchase 7,600,000 Common Shares. The Warrants have a 9.9% blocker. Accordingly, as of December 31, 2025, Alyeska may only exercise up to 157,367 Common Shares under the Warrant Agreement, and therefore is reporting beneficial ownership of only such number of shares. The address of Alyeska is 77 West Wacker Drive, 7th Floor, Chicago, IL 60601.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares in Canada is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, and the U.S. co-transfer agent for our Common Shares is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, New York 10004.

According to our transfer agent, as of March 23, 2026, there were 6,308 record holders of our Common Shares, among whom are 5,427 U.S. holders (including Cede & Co., the nominee of the Depositary Trust Company, holding an aggregate 37.4% of our Common Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Common Shares are held by brokers or other nominees. None of our shareholders has different voting rights from other shareholders.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since our IPO.

B.
Related Party Transactions

The following are summaries of transactions or agreements that we have entered into or participated in with related parties, since January 1, 2023, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

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

Certain Travel Expenses

We use charter flight services provided by Tali Flying LP for certain business travel by our management team. Stan Bharti (our former Executive Chairman) is a director of Tali Flying LP. During the years ended December 31, 2025, 2024 and 2023, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, $nil and $47,028, respectively, at the prevailing market rate for charter flight services which Tali Flying LP charges. We did not enter into any agreement with Tali Flying LP for such charter flight services, and we may terminate our use of such charter flight services at any time without notice. For more information, see Note 19 to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and Note 19 to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, included elsewhere in this Annual Report.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Shares are listed on the NYSE American. In addition, Brazilian Depositary Receipts (BDRs) representing our Common Shares are listed on B3, Brazil’s main stock exchange, under the ticker symbol GROP31.

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

C. Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview,” “Item 6.B. Directors, Senior Management and Employees,” “Item 7A. Major Shareholders” or “Item 7.B. Related Party Transactions” above.

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

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which, or whose Common Shares would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency; (v) that has or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares; (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement,” as defined under the Tax Act; (vii) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (viii) that has acquired Common Shares on the exercise of a stock option or pursuant to any other equity-based employment compensation plan; (ix) that is exempt from tax under Part I of the Tax Act; or (x) that is a partnership. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

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

Taxation of Capital Gains and Capital Losses

Generally, a Canadian Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions in the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and subject to the detailed rules contained in the Tax Act.

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

Aggregate Investment Income

A Canadian Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income,” which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s taxable income. Any such Canadian Resident Holder should consult with their own tax advisors in this regard.

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

Dividends on the Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non- Canadian Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Canadian Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Canadian Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada- United States Income Tax Convention (1980), as amended (the “Canada-US Tax Convention”), and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to the dividends is generally reduced to 15%, and the rate of withholding tax is generally further reduced to 5% if such Non-Canadian Resident Holder is a company that owns at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Canadian Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Common Shares

A Non-Canadian Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Canadian Resident Holder on a disposition of Common Shares unless such Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of such Non-Canadian Resident Holder at the time of disposition and the Non-Canadian Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI).

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

In cases where a Non-Canadian Resident Holder disposes (or is deemed to have disposed) of Common Shares that are (or are deemed to be) “taxable Canadian property” to such Non-Canadian Resident Holder, and such Non-Canadian Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences described above under the headings “—Holders Resident in Canada—Dispositions of Common Shares” and “—Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Canadian Resident Holders for whom the Common Shares are, or may be, “taxable Canadian property” should consult their own tax advisors.

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

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Shares to U.S. Holders” below) applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Common Shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the U.S.-Canada income tax treaty (which we refer to as the “Treaty”), and (ii) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year. If such requirements are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. Holder will be taxed at ordinary income tax rates. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Common Shares.

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

Liquidity Risk

Liquidity risk is the risk that we will not be able to settle or manage our obligations associated with financial liabilities. To manage liquidity risk, we closely monitor our liquidity position to ensure that we have adequate sources of financing to fund our operations and projects. As of December 31, 2025, we had a cash and cash equivalents balance of approximately $27.8 million to settle current liabilities of approximately $2.7 million.

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

For example, a $0.01 strengthening or weakening of the U.S. dollar against the Brazilian real as of December 31, 2025 would result in a respective increase or decrease in operating loss of $nil and a respective increase or decrease in other comprehensive loss of approximately $4.3 million. We do not currently engage in any hedging activities to mitigate this risk.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
Debt Securities.

Not applicable.

B.
Warrants and rights.

Upon the closing of the IPO, we issued the Underwriters’ Warrants, which are exercisable for the number of our Common Shares equal to 5% of the total number of Common Shares sold in the initial public offering (i.e., 100,000 Common Shares). Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants are exercisable, in whole or in part, from time to time, and expire on November 26, 2026. The Underwriters’ Warrants will be exercisable at an exercise price equal to 130% of the initial public offering price of the Common Shares sold in the initial public offering (i.e., $19.50). Additionally, the Underwriters’ Warrants provide for certain additional registration rights, including a one-time demand registration right at our expense and unlimited piggyback rights, with such registration rights expiring on November 26, 2029. As of the date of this Annual Report, none of the Underwriters’ Warrants have been exercised by the underwriters.

In addition, pursuant to FINRA Rule 5110, the Underwriters’ Warrants and the Common Shares underlying the Underwriters’ Warrants are deemed by FINRA to be underwriting compensation for the IPO, and, as such, they are subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1), and may not be sold during the IPO, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness of the registration statement of which the prospectus formed a part or the commencement of sales under the IPO, except as provided in FINRA Rule 5110(e)(2).

The exercise price and the number of Common Shares issuable upon exercise of the Underwriters’ Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or recapitalization, reorganization, merger or consolidation. For more information, see a copy of the form of the Underwriters’ Warrants, which is incorporated in this Annual Report as Exhibit 4.34 by reference to Exhibit 4.3 to our registration statement on Form F-1 filed with the SEC on November 25, 2024.

Upon the closing of the October 2025 private placement financing, we issued an aggregate of (i) pre-funded warrants to purchase 4,550,000 Common Shares (the “Pre-Funded Warrants”) and (ii) Common Share purchase warrants to purchase 14,000,000 Common Shares (the “Common Warrants”). The Pre-Funded Warrants have an exercise price of $0.001 per Common Share, are immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. The Common Shares and Common Warrants formed part of certain Common Units and the Pre-Funded Warrants and Common Warrants forming part of certain Pre-Funded Units, but were immediately separable and were issued separately.

C.
Other Securities.

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. -D.

None.

14. E - Use of Proceeds.

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, there are significant deficiencies related to the accounting and reporting for non-recurring share-based related transactions. The Company has implemented additional processes, after the Evaluation Date, to identify new and non-recurring transactions and perform proper accounting assessment with appropriate approval for timely and accurate reporting to rectify the deficiencies, as well as to make sure that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information regarding fees paid by us to MNP LLP for all services, including audit services, for the years ended December 31, 2025 and 2024:

	2025	2024
(USD in thousands)
Fees for audit services(2)	218.2	173.7
Fees for tax compliance, tax advise, and tax planning (2)	5.0	4.2
Fees for any other services not included above(3)	0.0	88.2

Total	223.2	266.1

(1)
Represents the fees that were paid in Canadian dollars, as converted into U.S. dollars based on the currency exchange rate between the Canadian dollar and the U.S. dollar on December 31, 2025 and 2024, respectively.
(2)
Fees related to the years ended December 31, 2025 and 2024 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, statutory audits of the Company and its subsidiaries, issuance of consents and assistance with review of documents filed with the SEC.
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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same SEC disclosure and reporting requirements that are imposed upon U.S. domestic issuers. As a foreign private issuer, we will be subject to different reporting and disclosure requirements that, in certain respects, are less detailed and less frequent than those applicable to U.S. domestic issuers. For example, as a foreign private issuer, we will not be subject to:

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

We currently intend to follow the NYSE American corporate governance requirements, except for the general requirement set forth in Section 123 and Section 713 of the NYSE American Company Guide.

Section 123 of the NYSE American Company Guide provides that a listed company’s bylaws provide for a quorum of at least 33 1⁄3% of the company’s voting shares for any meeting of the holders of the company’s voting shares. Our bylaws provide that the holders of not less than 10% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, shall constitute a quorum.

Section 713 of the NYSE American Company Guide provides that an issuer listed on the NYSE American is required to obtain shareholder approval in accordance with Section 705 of the NYSE American Company Guide as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of common shares (or securities convertible into common shares) equal to 20% or more of its presently outstanding common shares (or securities convertible into common shares) for less than the greater of book or market value of the shares (the “20% Rule”) or when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a reverse merger (the “Change of Control Rule”). Notwithstanding this general requirement, Section 110 of the NYSE American Company Guide permits foreign private issuers to follow their home country practice rather than the shareholder approval requirements of the 20% Rule or the Change of Control Rule. The laws of Ontario, Canada do not require shareholder approval prior to any of the foregoing types of issuances and we have elected to follow our home country rules with respect to Section 713 of the NYSE American Company Guide.

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

As of the date of this Annual Report, we have not, to our knowledge, experienced any material IT system failures or any material cybersecurity attacks, and we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

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

2.1*

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act (inculded as Exhibit 2.1 to our Form 20-F filed with the SEC on March 28, 2025, and incorporated herein by reference).

2.2	For of Common Warrant (included as Exhibit 4.1 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

2.3	Form of Pre-Funded Warrant (included as Exhibit 4.2 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

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

4.7†*

Amendment to Independent Contractor Agreement, dated as of January 16, 2025, between Brazil Potash Corp. and Neil Said (included as Exhibit 4.7 to our Form 20-F filed with the Securites and Exhcange Commission on March 28, 2025, and incorporated herein by reference).

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

4.10†*

Amendment to Independent Contractor Agreement, dated as of January 16, 2025, between Brazil Potash Corp. and Ryan Ptolemy (included as Exhibit 4.10 to our Form 20-F filed with the Securities and Exchange commission on March 28, 2025, and incorporated herein by reference).

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

4.39†

Consulting Agreement, effective January 9, 2025, between Brazil Potash Corp. and Mayo Schmidt, Trustee of the MMS Trust, Dated April 18, 2024 (included as exhibit 4.39 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

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

4.43	Any Market Purchase Agreement, dated May 1, 2025 (included as Exhibit 10.1 to our Form 6-K filed with the Securites and Exchange Commission on May 6, 2025, and incorporated herein by reference).

4.44

Take or Pay Contract between Potassio do Brasil Ltda. and Keytrade Fertilizantes Brasil Ltda., dated August 20, 2025 (included as Exhibit 10.1 to Form 6-K filed with the Securities and Exchange Commission on August 26, 2025, and incorporated herein by reference).

4.45

Form of Securities Purchase Agreement, dated October 17, 2025 (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.46	Form of Lock-Up Agreement (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.47

Form of Registration Rights Agreement, dated October 17, 2025 (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.48

Take or Pay Contract between Potassio do Brasil Ltda. and Kimia Solutions Ltda., dated October 28, 2025 (included as Exhibit 10.1 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2025, and incorporated herein by reference).

8.1

List of subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

11.1*	Amended and Restated Insider Trading Policy (included as Exhibit 11.1 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

96.1

Technical Report Summary of the Autazes Potash Project-Pre-Feasibility Study (included as Exhibit 96.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

97.1	Executive Officer Clawback Policy(included as Exhibit 97.1 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

†	Management contract or compensatory plan or arrangement.

+	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

BRAZIL POTASH CORP.

Date: March 23, 2026	By:	/s/ Matthew Simpson
Matthew Simpson
Chief Executive Officer

BRAZIL POTASH CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brazil Potash Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brazil Potash Corp. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

Mississauga, Canada

March 23, 2026

MNP LLP

50 Burnhamthorpe Road West, Suite 900, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650

Brazil Potash Corp.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

As at:	December 31, 2025	Year ended December 31, 2024
ASSETS
Current
Cash and cash equivalents (Note 6)	$27,779,666	$18,861,029
Amounts receivable (Note 7)	248,570	594,940
Prepaid expenses (Note 8)	1,333,875	1,494,483
Total current assets	29,362,111	20,950,452
Non-current
Property and equipment (Note 9)	908,650	791,597
Right of use asset (Note 10)	496,076	527,862
Exploration and evaluation assets (Note 11)	138,280,668	118,785,555
Total assets	$169,047,505	$141,055,466
LIABILITIES
Current
Trade payables and accrued liabilities (Notes 12, 19)	$2,622,889	$3,016,988
Current portion of lease liability (Note 10)	99,975	$70,305
Total current liabilities	2,722,864	3,087,293
Non-current
Lease liability (Note 10)	$454,174	$535,300
Warrant liability (Note 15)	5,559,800	132,200
Deferred income tax liability (Note 5)	2,472,938	1,880,387
Total liabilities	11,209,776	5,635,180
Equity
Share capital (Note 13)	328,544,223	281,296,133
Share-based payments reserve (Note 14)	95,624,841	93,515,510
Warrants reserve (Note 15)	5,758,671	543,601
Accumulated other comprehensive loss	(73,991,935)	(81,361,294)
Deficit	(198,098,071)	(158,573,664)
Total equity	157,837,729	135,420,286
Total liabilities and equity	$169,047,505	$141,055,466

Reporting entity and going concern (Note 1)

Commitments and contingencies (Note 20)

Subsequent events (Note 21)

Approved by the Board of Directors on March 23, 2026

“MAYO SCHMIDT”, Director

“DEBORAH BATTISTON”, Director

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Expenses
Consulting and management fees (Note 19)	$6,365,395	$5,665,486	$5,441,156
Professional fees	907,906	2,608,995	1,453,310
Share-based compensation (Notes 14, 19)	42,228,494	35,734,452	4,703,254
Travel expenses (Note 19)	486,895	578,353	390,531
General office expenses	1,416,581	252,000	120,228
Foreign exchange (gain)	(23,601)	(23,300)	(10,552)
Communications and promotions	3,484,785	1,809,433	1,251,155
Operating Loss	54,866,455	46,625,419	13,349,082
Finance costs	1,008,638	—	—
Finance income	(570,446)	(17,808)	(302,720)
Change in fair value of warrant liability (Note 15)	(3,490,900)	(386,900)	—
Gain on sale of fixed assets	(6,078)	—	—
Loss for the year before income taxes	51,807,669	46,220,711	13,046,362
Deferred income tax provision (Note 5)	351,451	187,742	160,838
Loss for the year after income taxes	52,159,120	46,408,453	13,207,200
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(7,369,359)	15,941,811	(4,912,866)
Total comprehensive loss for the year	$44,789,761	$62,350,264	$8,294,334
Basic and diluted loss per share (Note 16)	$1.23	$1.28	$0.37
Weighted average number of common shares outstanding - basic and diluted	42,491,573	36,116,294	35,390,543

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2022	35,230,551	235,611,237	604,000	63,924,814	(70,332,349)	(99,621,131)	130,186,571
Deferred share units (Notes 13 and 14(b))	—	—	—	4,650,337	—	—	4,650,337
Deferred share units exercised (Notes 13 and 14(b))	25,000	400,000	—	(400,000)	—	—	—
Option vesting (Note 14(a))	—	—	—	180,587	—	—	180,587
Option exercise (Note 14(a)	330,750	6,476,491	—	(3,978,991)	—	—	2,497,500
Option expiry (Note 14(a))	—	—	—	(96,500)	—	96,500	—
Loss and comprehensive loss for the year	-	—	—	—	4,912,866	(13,207,200)	(8,294,334)

Balance, December 31, 2023	35,586,301	242,487,728	604,000	64,280,247	(65,419,483)	(112,731,831)	129,220,661

Initial Public Offering (Note 13(b))	2,000,000	30,000,000	—	—			30,000,000
Share issuance costs (Note 13(b))	—	(2,539,195)	—	—			(2,539,195)
Deferred share units (Note 14(b))	—	—	—	11,100,686	—	—	11,100,686
Deferred share units exercised (Notes 13 and 14(b))	173,958	2,733,328	—	(2,733,328)	—	—	—
Restricted share units (Note 14(c))	—	—	—	25,853,678	—	—	25,853,678
Restricted share units exercised (Notes 13 and 14(c))	31,875	460,225	—	(460,225)
Option vesting (Note 14(a))	—	—	—	2,970	—	—	2,970
Option exercise (Note 14(a)	489,166	6,019,398	—	(3,961,898)	—	—	2,057,500
Option expiry (Note 14(a))	—	—	—	(566,620)	—	566,620	—
Warrants issued (Note 15)	—	—	459,500	—	—	—	459,500
Warrant exercise (Note 14)	122,437	2,134,649	(519,899)	—	—	—	1,614,750
Loss and comprehensive loss for the year	-	—	—	—	(15,941,811)	(46,408,453)	(62,350,264)

Balance, December 31, 2024	38,403,737	281,296,133	543,601	93,515,510	(81,361,294)	(158,573,664)	135,420,286

Common shares issued in private placement financing (Note 13(b))	9,450,000	12,880,012	—	—	—	—	12,880,012
Pre-funded warrants issued in private placement financing (Note 15)	—	—	6,198,948	—	—	—	6,198,948
Share issuance costs (Note 13(b))	—	(915,093)	(440,277)	—	—	—	(1,355,370)
Deferred share units (Note 14(b))	—	—	—	2,321,445	—	—	2,321,445
Deferred share units exercised (Notes 13 and 14(b))	962,500	15,467,160	—	(15,467,160)	—	—	—
Restricted share units (Note 14(c))	—	—	—	40,747,669	—	—	40,747,669
Restricted share units exercised (Notes 13 and 14(b))	900,000	13,321,000	—	(13,321,000)	—	—	—
Option exercise (Note 14(a)	10,000	120,511	—	(80,511)	—	—	40,000
Option expiry (Note 14(a))	—	—	—	(12,091,112)		12,091,112	—
Warrant expiry (Note 15)	—	—	(543,601)	—	—	543,601	—
Common shares purchased under equity line of credit, net of issuance costs (Note 13)	3,750,000	5,999,500	—	—	—	—	5,999,500
Common shares issued for equity line of credit (Note 13)	215,852	375,000	—	—	—	—	375,000
Loss and comprehensive income for the year	-	—	—	-	7,369,359	(52,159,120)	(44,789,761)

Balance, December 31, 2025	53,692,089	328,544,223	5,758,671	95,624,841	(73,991,935)	(198,098,071)	157,837,729

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the year	$(52,159,120)	$(46,408,453)	$(13,207,200)
Adjustment for:
Finance costs	375,000	—	—
Finance income	(570,446)	(17,808)	(302,720)
Share-based compensation	42,228,494	35,734,452	4,703,254
Change in fair value of warrant liability	(3,490,900)	(386,900)	—
Gain on sale of fixed assets	(6,078)	—	—
Deferred income tax provision	351,451	187,742	160,838
	(13,271,599)	(10,890,967)	(8,645,828)
Change in amounts receivable	346,370	(449,674)	19,562
Change in prepaid expenses	161,901	(1,262,023)	(135,897)
Change in trade payables and accrued liabilities	(415,814)	1,326,764	565,410
Net cash used in operating activities	(13,179,142)	(11,275,900)	(8,196,753)
CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds of private placement, net of issuance costs	26,642,090	—	—
Initial Public Offering, net of issue costs	—	27,979,905	—
Purchase of shares under ELOC, net of issuance costs	5,999,500	—	—
Option exercise	40,000	2,057,500	2,497,500
Warrant exercise	—	1,614,750	—
Principal reduction in lease liability	(229,906)	(42,289)	—
Net cash from financing activities	32,451,684	31,609,866	2,497,500
CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	(22,532)	(5,245)	(6,938)
Exploration and evaluation assets	(10,844,549)	(3,779,367)	(3,930,790)
Finance income	570,446	17,808	302,720
Proceeds from disposition of fixed assets	6,078	—	—
Net cash used in investing activities	(10,290,557)	(3,766,804)	(3,635,008)
Effect of exchange rate changes on cash and cash equivalents	(63,348)	(156,372)	(20,407)
NET DECREASE IN CASH AND CASH EQUIVALENTS	8,918,637	16,410,790	(9,354,668)
CASH AND CASH EQUIVALENTS, beginning of year	18,861,029	2,450,239	11,804,907
CASH AND CASH EQUIVALENTS, end of year	$27,779,666	$18,861,029	$2,450,239
SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	$124,387	$80,580	$4,526
Share-based compensation included in exploration and evaluation assets	840,620	1,682,382	127,670
Value of broker warrants issued	—	519,100	—
Right of use asset and lease liability at inception	—	737,506	—
Amendment to right of use asset and lease liability	40,973	—	—
Lease finance interest capitalized to exploration and evaluation assets	83,862	55,795	—
Gain on lease amendment credited to exploration and evaluation assets	(2,317)	—	—

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	December 31, 2025	December 31, 2024	December 31, 2023
Potassio do Brasil Ltda.	Brazil	100%	100%	100%

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

The Company incurred a loss of $52,159,120 for the year ended December 31, 2025 ($46,408,453 for the year ended December 31, 2024 and $13,207,200 for the year ended December 31, 2023) and as at December 31, 2025 had an accumulated deficit of $198,098,071 (December 31, 2024 - $158,573,664) and working capital of $26,639,246 as at December 31, 2025 (including cash of $27,779,666) (December 31, 2024 – working capital of $17,863,159 (including cash of $18,861,029)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed an initial public offering (the “IPO”) and commenced trading on the NYSE. Additionally, on October 20 and October 27, 2025, the Company closed a private placement financing.

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

For the years ended December 31, 2025, 2024 and 2023

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

The consolidated financial statements were authorized for issue by the Board of Directors on March 23, 2026.

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

a)
Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, Potássio do Brasil Ltda., in Brazil as at December 31, 2025.

The Company’s subsidiary is fully consolidated from the date of acquisition or incorporation, being the date on which the Company obtained control, and continues to be consolidated until the date that such control ceases. These consolidated financial statements comprise results for the years ended December 31, 2025, 2024 and 2023.

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

For the years ended December 31, 2025, 2024 and 2023

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

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Depreciation of equipment used in exploration and evaluation is charged to exploration and evaluation assets.

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

g)
Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. The Company’s financial assets include cash and cash equivalents, and amounts receivable, excluding HST receivable. The Company’s financial liabilities include trade payables and accrued liabilities and warrant liability.

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

For the years ended December 31, 2025, 2024 and 2023

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

Financial liabilities measured at FVTPL include financial liabilities management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVTPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company’s warrant liability is measured at FVTPL.

At initial recognition, the Company separates a compound financial instrument into its liability and equity components in accordance with IAS 32 Financial Instruments: Presentation. If the conversion feature does not meet the “fixed‑for‑fixed” equity classification requirements of IAS 32, the conversion option is classified as a derivative liability and measured at fair value through profit or loss. The derivative liability component is measured initially at the fair value. The equity component is recognized initially as the residual amount, being the difference between the fair value of the compound financial instrument as a whole and the amount allocated to the derivative liability component. The equity component is recognized in equity, net of any directly attributable transaction costs allocated to the equity portion. Transaction costs that are directly attributable to the issuance of the compound financial instrument are allocated to the liability and equity components in proportion to their initial carrying amounts. Where the fair value of the derivative liability component is determined using a valuation technique that includes unobservable inputs, the resulting difference between the fair value of the financial instrument at initial recognition and the transaction price (the “day‑one difference”) is not recognized immediately in profit or loss. Any such day‑one difference is deferred and included in the initial carrying amount of the liability component. The deferred amount is subsequently recognized in profit or loss only to the extent that it arises from a change in factors (including the passage of time) that market participants would consider when pricing the liability. Recognition of the deferred amount occurs through the effective interest rate over the expected life of the liability or upon derecognition of the instrument. When the fair value of the liability component at initial recognition is determined using observable inputs only, the Company recognizes any difference between fair value and transaction price immediately in profit or loss. The equity component is not re-measured after initial recognition.

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

For the years ended December 31, 2025, 2024 and 2023

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

j)
Share-based payments

The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of deferred share units (“DSUs”) and restricted share units (“RSUs”) is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is reassessed and revised, if necessary, at the end of each reporting period. When options, or warrants are exercised, the proceeds received, together with any related amount in contributed surplus, is credited to share capital.

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2026. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 18 - Presentation and Disclosure of Financial Statement: In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts to to the consolidated financial statments.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: In May 2024, the International Accounting Standards Board (IASB) issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments. The amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods. The Company does not expect the impact of the adoption of these amendments to be material.

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

For the years ended December 31, 2025, 2024 and 2023

(v)
Reclassification from exploration and evaluation to development costs:

In the judgement of Company management, as of December 31, 2025, the Company was in the exploration and evaluation stage, based on several factors, including that the Company still needs to complete a feasibility study and/or front-end engineering design, which is typically required in order to secure debt financing for the construction of the project. In determining whether the Company is in the exploration and evaluation stage or the development stage, management must make an assessment as to whether the technical feasibility and commercial viability of extracting the mineral resource are demonstrable.

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

(vii)
Compound financial instruments:

The determination of the fair value of the liability component of a compound financial instrument requires management to apply judgment, particularly in determining the appropriate accounting treatment of the components within a compound financial instrument.

5.
Income taxes

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2024 – 26.5% and 2023 – 26.5%):

	December 31, 2025	December 31, 2024	December 31, 2023
Loss before income tax	$51,807,669	$46,220,711	$13,046,362
Canadian Statutory Tax Rate	26.5%	26.5%	26.5%

Expected tax recovery	$(13,729,032)	$(12,248,488)	$(3,457,286)
Share-based compensation	11,190,551	9,469,630	1,246,362
Foreign tax rate deferential	1,810	1,283	935
Change in tax benefit not recognized	2,888,122	2,965,317	2,370,827

Total	$351,451	$187,742	$160,838

The components of tax expense included in the determination of the loss for the years are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Current tax expense	$—	$—	$—
Deferred tax expense	351,451	187,742	160,838

Total	$351,451	$187,742	$160,838

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

The following table reflects the change in deferred income tax liability as at December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Balance, beginning of year	$(1,880,387)	$(2,196,087)	$(1,883,661)
Deferred income tax expense	(351,451)	(187,742)	(160,838)
Foreign currency translation	(241,100)	503,442	(151,588)

Balance, end of year	$(2,472,938)	$(1,880,387)	$(2,196,087)

The following table summarizes the components of deferred income tax:

	December 31, 2025	December 31, 2024	December 31, 2023
Exploration and evaluation assets	$(3,534,538)	$(2,687,855)	$(3,139,298)
Loss carryforwards	1,061,600	807,468	943,211

Deferred tax liabilities, net	$(2,472,938)	$(1,880,387)	$(2,196,087)

As at December 31, 2025, deferred tax assets for the carry forward of certain unused tax losses and unused tax credits have not been recognized as it is not probable that taxable income will be available against which the unused tax losses and credits can be utilized. Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

Canada	December 31, 2025	December 31, 2024
Non-capital losses	$100,171,000	$100,660,000
Deductible temporary differences	$4,574,448	$2,520,440

Brazil	December 31, 2024	December 31, 2023
Non-capital losses	$—	$—

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Brazilian tax losses carried forward can only be applied, in any year, in an amount up to 30% of taxable income for that year. Tax losses in Canada can be carried forward to reduce taxable income in future years. The losses are scheduled to expire as follows:

Year of Expiry	Amount
2045	$11,185,000
2044	11,674,000
2043	8,985,000
2042	8,645,000
2041	4,268,000
2040	3,355,000
2039	4,681,000
2038	3,843,000
2037	4,804,000
2036	6,207,000
2035	8,182,000
2034	8,041,000
2033	4,762,000
2032	2,950,000
2031	3,127,000
2030	2,891,000
2029	2,571,000
$100,171,000

6.
Cash and cash equivalents

	December 31, 2025	December 31, 2024
Cash at banks	$27,779,666	$18,826,019
Short-term deposits	—	35,010
	$27,779,666	$18,861,029

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are invested in certificate deposits at interbank rates with no fixed term of deposit.

7.
Amounts receivable

	December 31, 2025	December 31, 2024
HST	$248,570	$586,554
Other receivables	—	8,386

Total amounts receivable	$248,570	$594,940

8.
Prepaid expenses

	December 31, 2025	December 31, 2024
Prepaid insurance	$1,166,879	$1,175,709
Other	166,996	318,774
	$1,333,875	$1,494,483

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

9.
Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2025	$41,310	$77,841	$15,078	$772,166	$906,395
Additions	—	3,918	790	24,468	29,176
Disposals	(11,260)	—	—	—	(11,260)
Effect of foreign exchange	4,655	9,765	1,805	90,534	106,759
At December 31, 2025	$34,705	$91,524	$17,673	$887,168	$1,031,070
Depreciation:
At January 1, 2025	$41,039	$64,471	$9,288	$—	$114,798
Effect of foreign exchange	4,620	8,153	1,102	—	13,875
Disposals	(11,260)	—	—	—	(11,260)
Depreciation charge for the year	—	4,546	461	—	5,007
At December 31, 2025	$34,399	$77,170	$10,851	$—	$122,420
Net book value:
At December 31, 2025	$306	$14,354	$6,822	$887,168	$908,650
At January 1, 2025	$271	$13,370	$5,790	$772,166	$791,597

Cost:
At January 1, 2024	$52,839	$94,715	$18,138	$987,671	$1,153,363
Additions	—	4,355	890	—	5,245
Effect of foreign exchange	(11,529)	(21,229)	(3,950)	(215,505)	(252,213)
At December 31, 2024	$41,310	$77,841	$15,078	$772,166	$906,395
Depreciation:
At January 1, 2024	$52,491	$77,638	$11,202	$—	$141,331
Effect of foreign exchange	(11,452)	(17,501)	(2,383)	—	(31,336)
Depreciation charge for the year	—	4,334	469	—	4,803
At December 31, 2024	$41,039	$64,471	$9,288	$—	$114,798
Net book value:
At December 31, 2024	$271	$13,370	$5,790	$772,166	$791,597
At January 1, 2024	$348	$17,077	$6,936	$987,671	$1,012,032

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2023	$49,027	$85,491	$12,618	$916,413	$1,063,549
Additions	—	2,497	4,441	—	6,938
Effect of foreign exchange	3,812	6,727	1,079	71,258	82,876
At December 31, 2023	$52,839	$94,715	$18,138	$987,671	$1,153,363
Depreciation:
At January 1, 2022	$48,704	$68,119	$10,019	$—	$126,842
Effect of foreign exchange	3,787	5,427	749	—	9,963
Depreciation charge for the year	—	4,092	434	—	4,526
At December 31, 2023	$52,491	$77,638	$11,202	$—	$141,331
Net book value:
At December 31, 2023	$348	$17,077	$6,936	$987,671	$1,012,032
At January 1, 2022	$323	$17,372	$2,599	$916,413	$936,707

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

10.
Leases

During the year ended December 31, 2024, the Company entered into agreements to lease, for a term of six years, 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of dry stacked tailings piles. Each of these lease agreements also provides the Company with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. The Company recognized a right-of-use asset and a lease liability of $778,479, in aggregate, on inception of the leases. During the year ended December 31, 2025, the Company purchased one of the rural properties and recorded a disposal of the related leased asset and the acquisition of land included in property, plant and equipment. See Note 9.

	Cost	Amortization	Balance
Balance, December 31, 2023	$—	$—	$—
Additions	737,506	(75,777)	661,729
Effect of foreign exchange	—	(133,867)	(133,867)
At December 31, 2024	$737,506	$(209,644)	$527,862
Additions	40,973	(119,380)	(78,407)
Disposal	(14,529)	—	(14,529)
Effect of foreign exchange	—	61,150	61,150
At December 31, 2025	$763,950	$(267,874)	$496,076

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate of 12.75% to achieve a constant rate of interest on the remaining balances of the liabilities. For the year ended December 31, 2025, the Company recognized $83,862 (year ended December 31, 2024 - $55,795) in interest expense related to its lease liabilities, capitalized to exploration and evaluation assets.

A reconciliation of the lease liabilities for the year ended December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	$605,605	$—
Acquisition of lease	—	737,506
Lease amendment	40,973	—
Disposal	(16,983)	—
Cash outflows	(229,906)	(42,289)
Finance costs	83,862	55,795
Effect of foreign exchange	70,598	(145,407)

Balance, end of year	$554,149	$605,605

	December 31, 2025	December 31, 2024
Lease Liability - current	$99,975	$70,305
Lease Liability - non-current	454,174	535,300
	$554,149	$605,605

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

11.
Exploration and evaluation assets

	December 31, 2025	December 31, 2024
Balance, beginning of year	$118,785,555	$129,298,494
Additions:
Mineral rights and land fees	13,014	30,127
Site operations, environmental, construction, consulting and technical costs	11,037,467	4,885,615
Share-based compensation (Note 14)	840,620	1,682,382
Proceeds from royalty option agreement*	—	(1,000,000)
Effect of foreign exchange	7,604,012	(16,111,063)
Balance, end of year	$138,280,668	$118,785,555

* On November 1, 2024, the Company and its Subsidiary entered into an option agreement (see Note 20) and received $1,000,000.

12.
Trade payables and accrued liabilities

	December 31, 2025	December 31, 2024
Trade payables	$2,025,759	$1,271,484
Accruals	597,130	1,745,504
Total trade payables and accrued liabilities	$2,622,889	$3,016,988

Included in trade payables and accrued liabilities are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 19).

13.
Share capital
(a)
Authorized

Unlimited number of common shares without par value.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(b)
Issued

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of shares	Stated Value $	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of year	38,403,737	281,296,133	35,586,301	242,487,728	35,230,551	235,611,237
Private placement financing, net of issuance costs	9,450,000	11,964,919
Initial public offering, net of issuance costs	—	—	2,000,000	27,460,805	—	—
DSU exercise (Note 14)	962,500	15,467,160	173,958	2,733,328	25,000	400,000
RSU exercise (Note 14)	900,000	13,321,000	31,875	460,225	—	—
Option exercise (Note 14)	10,000	120,511	489,166	6,019,398	330,750	6,476,491
Warrant exercise (Note 15)	—	—	122,437	2,134,649	—	—
Purchase of shares under ELOC, net of issuance costs	3,750,000	5,999,500	—	—	—	—
Issued for equity line of credit	215,852	375,000	—	—	—	—
Balance, end of year	53,692,089	328,544,223	38,403,737	281,296,133	35,586,301	242,487,728

On October 18, 2024, the Company consolidated its common shares on the basis of 4:1. All common shares, options, DSUs, RSUs and value per share amounts in the consolidated financial statements have been updated retrospectively to reflect the share consolidation.

Activity during the year ended December 31, 2025

On October 20 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one common share of the Company and one common stock purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit was comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit was issued at a purchase price of $2.00, and each Pre-Funded Unit was issued at a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per common share, are immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. On the closing of the private placements the Company issued 9,450,000 Common Shares, 14,000,000 Common Warrants and 4,550,000 Pre-Funded Warrants for gross proceeds of $27,997,460. The Company incurred costs of $1,989,008 in connection with the private placement of which $440,277 was allocated to the warrants in the consolidated statements of financial position and $633,638, related to warrant liability (see Note 15), were expensed to finance costs in the consolidated statements of loss and comprehensive loss. The grant date fair value of $8,918,500 allocated to the Common Warrants was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; volatility based on the calibrated volatility of comparable companies of 36.2%; risk-free interest rate of 2.62%, a stock price of $2.33, based on the market price of the Company's common shares on October 17, 2025 and an expected life of 5 years. The Company had approximately $6.3 million (December 31, 2024 - $nil) of net unrecognized day‑one gains on initial recognition of the warrant liability measured using unobservable inputs. During the year, approximately $0.9 million of previously deferred day‑one gains were recognized in earnings. See Note 15.

On May 1, 2025 (the (“Execution Date”), the Company entered into an equity line of credit agreement (the

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

“ELOC”) with Alumni Capital LP (“Alumni Capital”). Under the terms of the ELOC, the Company has the right to sell and Alumni Capital has the obligation to purchase up to $75 million worth of common shares of the Company over a 24 month period at prices based on the market price at the time of each sale to Alumni Capital. The Company, at its sole discretion, controls the timing and amount of the sale of common shares. In consideration for the ELOC’s execution and delivery of the ELOC, the Company agreed to issue to Alumni Capital (i) $375,000 worth of the Company’s Common Shares (the “First Tranche”) which were issued June 20, 2025 (see below) and (ii) $375,000 worth of the Company’s Common Shares issuable within 180 days from the date on which the First Tranche was issued and delivered, in accordance with the terms and subject to the conditions of the ELOC.

On June 20, 2025, 215,852 common shares, with a grant date fair value of $375,000, were issued as consideration for the execution and delivery of the ELOC with Alumni Capital. The fair value of the common shares is included in finance costs in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2025, the Company issued 3,750,000 common shares of the Company for gross proceeds of $6,064,500 under the terms of the ELOC with Alumni Capital. The Company paid $65,000 in connection with the share issuance.

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

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

14.
Share-based payments

The continuity of share-based payments reserve activity during the years was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Balance, beginning of the year	$93,515,510	$64,280,247	$63,924,814
Vesting and forfeiture of options	—	2,970	180,587
Vesting and forfeiture of DSUs	2,321,445	11,100,686	4,650,337
Vesting of RSUs	40,757,669	25,853,678	—
DSU exercise	(15,467,160)	(2,733,328)	(400,000)
RSU exercise	(13,321,000)	(460,225)	—
Option exercise	(80,511)	(3,961,898)	(3,978,991)
Expired options	(12,091,112)	(566,620)	(96,500)
Balance, end of the year	$95,634,841	$93,515,510	$64,280,247

(a)
Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years. Following the adoption of the 2024 Incentive Compensation Plan, no new stock options will be granted under the Plan.

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

Share option transactions continuity during the years were as follows (in number of options):

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	913,125	$10.17	1,455,625	$8.34	2,030,125	$9.12
Granted	—	—	—	—	12,500	16.00
Exercised	(10,000)	4.00	(489,166)	4.21	(330,750)	7.55
Expired	(828,125)	9.72	(53,334)	15	—	—
Cancelled	—	—	—	—	(256,250)	15.85
Balance, end of year	75,000	$16.00	913,125	$10.17	1,455,625	$8.34

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Activity during the year ended December 31, 2025

On January 24, 2025, 10,000 options with exercise prices of $4.00, were exercised for gross proceeds of $40,000. The closing market price of the Company’s common shares on the date of exercise was $5.72.

On July 20, 2025, 828,125 options with weighted average exercise prices of $9.72, expired, unexercised.

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

At December 31, 2025, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
January 20, 2027	62,500	62,500	$16.00
May 11, 2028	12,500	12,500	$16.00
	75,000	75,000

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

DSU transactions continuity during the years were as follows (in number of DSUs):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Balance, beginning of year	4,102,083	3,552,083	3,264,583
Forfeit	—	(173,958)	—
Exercised	(962,500)	(82,292)	(25,000)
Granted	666,500	806,250	312,500
Balance, end of year	3,806,083	4,102,083	3,552,083

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Of the 3,806,083 DSUs outstanding, 2,921,917 have vested.

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

Of the 1,675,000 DSUs granted, 141,667 were forfeited, unvested, and 1,116,667 DSUs have vested, of which 166,667 were exercised and 83,333 were cancelled. The remaining 416,666 DSUs, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023, then to March 31, 2024, then to March 31, 2025, and then to June 30, 2026, as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the year ended December 31, 2025, the Company expensed $25,215 related to this amortization (years ended December 31, 2024 and 2023 – $113,480 and $111,302, respectively) of which, $5,044 (years ended December 31, 2024 and 2023 – $22,697 and $22,260, respectively) was capitalized to exploration and evaluation assets, with the remaining $20,171 (years ended December 31, 2024 and 2023 - $90,783 and $89.042, respectively) was charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $10.00.

On August 9, 2019, the Company granted 125,000 DSUs. 50,000 DSUs vested immediately, while 37,500 DSU’s would vest when the Company obtained its installation license for the Autazes project estimated to be March 31, 2022 and the final 37,500 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest early in 2024 and March 31, 2025, respectively. On March 28, 2024, the 50,000 DSUs that were vested were exercised and the remaining 75,000 DSUs were forfeited, unvested. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the year ended December 31, 2025, the Company recorded an expense of $nil (years ended December 31, 2024 and 2023 – a recovery of $1,087,113 and an expense of $105,410, respectively) capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

On February 15, 2022, the Company granted 862,500 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 506,250 of the DSUs were cancelled, on December 23, 2024, 5,208 of the DSUs were exercised and during the year ended December 31, 2024, 7,292 of the DSUs were forfeited. The fair value of the DSUs is amortized over the vesting period. During the year ended December 31, 2025, the Company recognized an expense of $38,468 (years ended December 31, 2024 and 2023 - $499,340 and 1,674,489) related to this amortization charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On September 16, 2022, the Company granted 1,250,000 DSUs. The DSUs vested immediately. During the year ended December 31, 2023, 25,000 DSUs were exercised and during the year ended December 31, 2025, 475,000 DSUs were exercised. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On May 11, 2023, the Company granted 225,000 DSUs. The DSUs vested immediately. On September 3, 2025, 50,000 DSUs were exercised. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

On October 11, 2023, the Company granted 87,500 DSUs to consultants of the Company. 25,000 of the DSUs vest in four equal installments over twelve months from the date of grant and 62,500 DSUs vest on October 11, 2024. On November 3, 2025, 62,500 DSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $nil (years ended December 31, 2024 and 2023 –$994,690 and $405,310, respectively), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On May 23, 2024, the Company granted 312,500 DSUs to a director and a consultant of the Company. The DSUs vested immediately. On June 14, 2024, 62,500 of the DSUs were exercised and on July 25, 2025, 250,000 DSUs were exercised. During year ended December 31, 2025, the Company recognized an expense of $nil (year ended December 31, 2024 - $5,000,000), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 20, 2024, the Company granted 187,500 DSUs to a former director and a consultant of the Company. 125,000 of the DSUs vested immediately. Of the remaining 62,500 DSUs, 12,500 vested immediately and 50,000 vest in 4 equal installments annually from the date of grant. On July 25, 2025, 125,000 of the DSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $310,331 (year ended December 31, 2024 - $2,421,443) related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 28, 2024, the Company granted 56,250 DSUs to a company on which a former director of the Company is the founder and CIO. The DSUs vested immediately. On July 11, 2024, the DSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $nil (year ended December 31, 2024 - $900,000), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00. On July 11, 2024, the DSUs were exercised.

On August 12, 2024, the Company granted 250,000 DSUs under the Company’s 2024 Incentive Compensation Plan to the Chair of the Company’s advisory board. The DSUs vest in four equal tranches every six months beginning on the date of grant. During the year ended December 31, 2025, the Company recognized an expense of $1,417,724 (year ended December 31, 2024 - $2,258,846), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

On June 5, 2025, the Company granted 299,000 DSUs under the Company’s 2024 Incentive Compensation Plan to an employee and a consultant of the Company. The DSUs vest immediately on the date of grant. During the year ended December 31, 2025, the Company recognized an expense of $505,310 (year ended December 31, 2024 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $1.69.

On December 22, 2025, the Company granted 367,500 DSUs under the Company’s 2024 Incentive Compensation Plan to directors of the Company. The DSUs vest in eight equal tranches, every three months from the date of grant. During the year ended December 31, 2025, the Company recognized an expense of $24,397 (year ended December 31, 2024 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $1.97.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

During the year ended December 31, 2025, the total amount related to the vesting of DSUs was an expense of $2,321,445 (years ended December 31, 2024 and 2023 –$11,100,686 and $4,650,337, respectively) of which an expense of $5,044 (years ended December 31, 2024 and 2023 – credit of $1,064,416 and an expense of $127,607, respectively) was charged to capitalized exploration and evaluation assets and an expense of $2,316,401 (years ended December 31, 2024 and 2023 - $12,165,102 and $4,522,667) is included in the consolidated statements of loss and other comprehensive loss.

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

RSU transactions continuity during the years were as follows (in number of RSUs):

	Year ended December 31, 2025	Year ended December 31, 2024
Balance, beginning of year	4,425,625	—
Granted	1,796,300	4,457,500
Exercised	(900,000)	(31,875)
Forfeit	(275,000)	—
Balance, end of year	5,046,925	4,425,625

Of the 5,046,925 RSUs outstanding, 3,664,750 have vested.

On July 1, 2024, the Company granted 3,087,500 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. On November 28, 2025, 100,000 RSUs were exercised and 275,000 RSUs were forfeited and on December 8, 2025, 50,000 RSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $25,145,715 (year ended December 31, 2024 - $17,041,784) related to the estimated fair value of the RSUs of which a recovery of $95,833 (year ended December 31, 2024 – $2,345,832) was capitalized to exploration and evaluation assets and an expense of $25,241,548 (year ended December 31, 2024 –$14,695,952) is included in the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On August 12, 2024, the Company granted 87,500 restricted share units (“RSUs”) to consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. On December 8, 2025, 50,000 RSUs were exercised. The fair value of the RSUs is amortized over the vesting period. During the year ended December 31, 2025, the Company recognized an expense of $911,534 (year ended December 31, 2024 - $400,966) related to the estimated fair value of the RSUs at the date of grant which was capitalized to exploration and evaluation assets. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 9, 2024, the Company granted 387,500 RSUs to directors, officers and consultants of the Company. The RSUs vest in four equal tranches every six months, with the first tranche vesting on the date of grant. During the year ended December 31, 2025, 100,000 RSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $2,882,760 (year ended December 31, 2024 - $2,666,743) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

On October 25, 2024, the Company granted 500,000 RSUs to a service provider of the Company. The RSUs vest in four (4) equal quarterly tranches over a twelve (12) month period with the first tranche vesting on the three (3) month anniversary of completion of the Company’s initial public offering and the remaining tranches vesting thereafter. During the year ended December 31, 2025 all 500,000 RSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $5,207,294 (year ended December 31, 2024 - $2,292,706) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On November 7, 2024, the Company granted 275,000 RSUs to consultants of the Company. Of the 275,000 RSUs, 100,000 vested immediately and the remaining 175,000 vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. During the year ended December 31, 2025, the Company recognized an expense of $2,258,721 (year ended December 31, 2024 - $1,866,279) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $15.00.

On December 4, 2024, the Company granted 120,000 RSUs to consultants of the Company. The RSUs vested immediately. On June 27, 2025, 100,000 RSUs were exercised. During the year ended December 31, 2025, the Company recognized an expense of $nil (year ended December 31, 2024 - $1,585,200) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $13.21.

On January 6, 2025, the Company granted 511,000 RSUs to a director and a consultant of the Company. The RSUs vest in four equal quarterly tranches with the first tranche vesting on the date of grant. During the year ended December 31, 2025, the Company recognized an expense of $4,210,640 (year ended December 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $8.24.

On December 22, 2025, the Company granted 1,285,300 RSUs to officers and consultants of the Company. The RSUs vest in four equal quarterly tranches every three months from the date of grant. During the year ended December 31, 2025, the Company recognized an expense of $131,005 (year ended December 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant of which $19,875 (year ended December 31, 2024 - $nil) was capitalized to exploration and evaluation assets and $111,130 (year ended December 31, 2024 - $nil) was charged to the consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $1.97.

During the year ended December 31, 2025, the total amount related to the vesting of RSUs was an expense of $40,747,669 (year ended December 31, 2024 –$25,853,678) of which $835,576 (year ended December 31, 2024 - $2,746,798) was capitalized to exploration and evaluation assets and $39,912,093 (year ended December 31, 2024 – $23,106,880) is included in the consolidated statements of loss and other comprehensive loss.

15.
Warrants and warrant liability

At December 31, 2025, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
100,000	$19.50	November 26, 2026
14,000,000	3.00	October 20, 2030
4,550,000	0.001	*
18,650,000	$2.36

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

* On October 20, 2025, the Company issued 4,550,000 Pre-Funded Warrants which are exercisable at a price of $0.001 per common share until fully exercised.

Warrant Liability

Warrants with terms that result in the exercise price or number of shares delivered to be variable, are accounted for as financial liabilities in the consolidated statements of financial position. The changes in fair value are recorded in the consolidated statements of loss for the year.

Warrant liability transactions during the years were as follows:

	Year ended December 31, 2025			Year ended December 31, 2024
	Number of warrants	Weighted average exercise price	Fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of year	100,000	$19.50	$132,200	—	$—	$—
Granted	14,000,000	3.00	8,918,500	100,000	19.50	519,100
Change in fair value	—	—	(3,490,900)	—	—	(386,900)
Balance, end of year	14,100,000	$3.12	$5,559,800	100,000	$20	$132,200

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

As at December 31, 2025, the fair value of the broker warrants of $100 (December 31, 2024 - $132,200) was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0% (December 31, 2024 – 0%); expected volatility based on the historical volatility of comparable companies of 75.80% (December 31, 2024 - 76.38%); risk-free interest rate of 2.55% (December 31, 2024 - 2.93%), a stock price of $1.89 (December 31, 2024 - $7.70), based the market price of the Company’s shares on December 31, 2025, and an expected life of 0.9 years (December 31, 2024 - 1.9 years).

On October 20, 2025 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Common Unit was comprised of one common share of the Company and one common stock purchase warrant to purchase one common share (“Common Warrants”). Each Pre-Funded Unit was comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and expire on October 20, 2030. In certain circumstances, the warrants may also be exercised, in whole or in part, at the holder’s option by way of a cashless exercise in which the holder is entitled to receive the number of common shares equal to the quotient obtained by dividing the volume weighted average price (“VWAP”) on the preceding trading day minus the exercise price times the number of common shares that would be issued on exercise of the warrant divided by the VWAP. The warrants expire 5 years from the date of issuance. The fair value of the warrants of $8,918,500 on the date of grant was allocated to warrant liability in the consolidated statements of financial position. See Note 13.

As at December 31, 2025, the fair value of the Common Warrants of $5,559,700 (December 31, 2024 - $nil) was

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the historical volatility of comparable companies of 36.7%; risk-free interest rate of 2.96%, a stock price of $2.33, based the market price of the Company’s shares on December 31, 2025, and an expected life of 4.8 years. The Company's implied amortization of the day one gain on recognition of the warrant liability was $773,896 during the year ended December 31, 2025.

Warrants - equity

Warrant transactions during the years were as follows:

	Year ended December 31, 2025			Year ended December 31, 2024
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of year	258,188	$4.00	$543,601	286,875	$4.00	$604,000
Granted	4,550,000	0.001	5,758,671	93,750	16.00	459,500
Exercised	(258,188)	4.00	(543,601)	(122,437)	13.19	(519,899)
Balance, end of year	4,550,000	$0.001	$5,758,671	258,188	$4.00	$543,601

On May 28, 2024, the Company granted 93,750 warrants of the Company as compensation for services to a company on which a former director of the Company is the founder and CIO. Each warrant was exercisable for one common share of the Company at an exercise price of $16.00 for one year from the date of grant. The fair value of the warrants of $4.901 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 74.6% based on the historic volatility of comparable companies, risk-free interest rate of 4.36% and an expected life of 1.0 years. During the year ended December 31, 2025, the Company expensed $459,500 (years ended December 31, 2024 and 2023 - $nil) in share-based compensation in the consolidated statements of loss and comprehensive loss related to the fair value of the warrants on the date of grant. On June 18, 2024, the warrants were exercised for gross proceeds of $1,500,000.

On December 5, 2024, 28,687 warrants with exercise prices of $4.00 were exercised for gross proceeds of $114,750.

On October 20, 2025 and October 27, 2025, the Company closed private placement financings to certain institutional and accredited investors consisting of an aggregate of 9,450,000 Common Units and 4,550,000 Pre-Funded Units. Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one common share (“Pre-Funded Warrants”) and one Common Warrant. Each Pre-Funded Unit had a purchase price of $1.999. The Pre-Funded Warrants have an exercise price of $0.001 per common share, are immediately exercisable and remain exercisable until exercised in full. See Note 13.

During the year ended December 31, 2025, 258,188 warrants with exercise prices of $4.00 expired, unexercised.

16.
Loss per share

The basic and diluted loss per share excludes options exercisable for 75,000 common shares of the Company at a weighted average exercise price of $16.00, warrants exercisable for 18,650,000 common shares of the Company at a weighted average exercise price of $2.36, 2,921,917 vested DSUs and 3,664,750 vested RSUs as these are anti-dilutive.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

17.
Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, other receivables, trade payables and accrued liabilities and warrant liability. The main purpose of these financial instruments is to raise finance to fund operations.

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

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2025, the Company had a cash and cash equivalents balance of $27,779,666 (December 31, 2024 - $18,861,029) to settle current liabilities of $2,722,864 (December 31, 2024 - $3,087,293).

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a)
Interest rate risk

The Company has cash and cash equivalent balances as at December 31, 2025. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

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

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2025:

	Average rate	Closing rate
CAD	0.7098	0.7296
BRL	0.1791	0.1818

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at December 31, 2025 would result in an increase or decrease in operating loss of $5,041 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and other comprehensive loss of approximately $4,292,000.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the years ended December 31, 2025, 2024 or 2023.

18.
Financial Instruments

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position, are as follows:

	Financial instrument classification	Carrying amount	Fair value
As at December 31, 2025		$—	$—
Financial assets:
Cash and cash equivalents	FVTPL	27,779,666	27,779,666
Amounts receivable	Amortized cost	—	—
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	2,622,889	2,622,889
Lease liability	Amortized cost	554,149	554,149
Warrant Liability	FVTPL	5,559,800	5,559,800
As at December 31, 2024		$—	$—
Financial assets:
Cash and cash equivalents	FVTPL	18,861,029	18,861,029
Amounts receivable	Amortized cost	—	—
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	3,016,988	3,016,988
Lease liability	Amortized cost	605,605	605,605
Warrant Liability	FVTPL	132,200	132,200

A fair value hierarchy prioritizes the methods and assumptions used to develop fair value measurements for those financial assets and liabilities where fair value is recognized on the consolidated statements of financial position. These have been prioritized into three levels.

•
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
•
Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly
•
Level 3 – Inputs for the asset or liability that are not based on observable market data.

Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgement.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

The fair values of other short-term financial instruments, including amounts receivable, trade payables and accrued liabilities, approximate their carrying values due to the short period of time to maturity. The Company's cash is at level one within the fair value hierarchy. The warrant liability (see Note 15) has been classified as level two within the fair value hierarchy and include inputs that are observable other than quoted prices.

During the years ended December 31, 2025 and 2024, there were no transfers between the levels within the fair value hierarchy.

19.
Related Party Disclosures
(a)
Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU and RSU plans. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Directors & officers compensation	$4,658,753	$4,413,442	$4,644,388
Share-based payments	34,500,181	26,455,495	875,755
	$39,158,934	$30,868,937	$5,520,143

Included in the above amounts, is $1,000,000 (December 31, 2024 and 2023 - $579,996 and $579,996, respectively) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc. during the year ended December 31, 2025, a company for which Mr. Stan Bharti (Former Executive Chairman and Chair of the Advisory Board of the Company) is the Executive Chairman. The year ended December 31, 2025 includes a discretionary bonus of $nil (December 31, 2024 and 2023 - $750,000 and $2,000,000, respectively) paid to Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (Chair of the Advisory Board of the Company) is the Executive Chairman.

During the year ended December 31, 2025, the Company recorded an expense of $34,500,181 (years ended December 31, 2024 and 2023 - $26,455,495 and $875,755, respectively) in share-based compensation related to the amortization of the estimated fair value of DSUs and RSUs granted to directors and officers of the Company in 2015, 2022, 2023, 2024 and 2025. As at December 31, 2025, 3,542,500 DSUs were granted to officers and directors of the Company of which 2,695,834 have vested, and 846,666 have not yet vested. During the year ended December 31, 2025, 800,000 of these DSUs were exercised. (See Note 14(b)). As of December 31, 2025, 4,400,300 RSUs were granted to officers and directors of the Company, of which 3,325,000 have vested and 975,300 have not yet vested. During the year ended December 31, 2025, 100,000 of the RSUs were exercised. (See Note 14(c)).

(b)
Transactions with other related parties

As at December 31, 2025, trade payables and accrued liabilities included an amount of $42,233 (December 31, 2024 - $45,706) owing to directors and officers of the Company for consulting and directors fees and $nil (December 31, 2024 - $26,121) owing to directors and officers for expense reimbursement.

During the year ended December 31, 2025, the Company recorded an expense of $nil (years ended December 31, 2024 and 2023 - $nil and $47,028) for travel costs with Tali Flying LP, a company which has a former common director. As at December 31, 2025, trade payables and accrued liabilities included $nil (December 31, 2024 - $nil) owing to Tali Flying LP and prepaid expenses included $nil (December 31, 2024 - $113,893) advanced to Tali Flying LP.

See Note 15 for warrants granted during the year ended December 31, 2024.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

20.
Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $20,310,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $9,128,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

The Company has been involved in a number of lawsuits challenging the Company’s environmental and construction license since 2016. The Company has been successful in defending these matters but the outcome of the recent counterclaims is not determinable yet.

In September 2022, the Company entered into a non-exclusive offtake agreement (the “Amaggi Offtake Agreement”) with Amaggi Exportação E Importação Ltda. (“Amaggi”), pursuant to which the Company will supply to Amaggi, and Amaggi will purchase from the Company, a certain minimum quantity of the Company's potash product each year, which minimum quantity will generally be approximately 551,000 tons of potash per year following a three-year ramp-up period. If the Company fails to supply, or Amaggi fails to purchase, between 20% and 50% of such minimum quantity in any given year, a penalty would be imposed on the Company or Amaggi, respectively, that is equal to the product of (i) the quantity of potash that the Company fails to supply or Amaggi fails to purchase, as applicable, and (ii) 30% of the purchase price charged by the Company for potash product during that year, and if the Company fails to supply, or Amaggi fails to purchase, above 50% of such minimum quantity in any given year, a penalty would be imposed on the Company or Amaggi, respectively, that is equal to the product of (a) the quantity of potash that the Company fails to supply or Amaggi fails to purchase, as applicable, and (b) 50% of the purchase price charged by the Company for potash product during that year. Amaggi may also request to increase the minimum quantity in any given year during the term of the Amaggi Offtake Agreement, subject to the Company's confirmation that it will have sufficient production and availability of potash product at the Autazes Project. Under the Amaggi Offtake Agreement, the purchase price for the Company's potash will be payable in Brazilian real, will be based upon, among other factors, the prevailing market prices for potash at the time purchase orders are placed by Amaggi, and will be subject to a discount that will be applied to purchases made by Amaggi. Additionally, Amaggi has an option to lock in the purchase price for the Company's potash for an entire year under the Amaggi Offtake Agreement. The term of the Amaggi Offtake Agreement is 17 years commencing upon the conclusion of a test period of up to six months in order to confirm specifications for the Company's potash product and satisfy certain other customary conditions precedent. Either party may terminate the Amaggi Offtake Agreement if, among other things, the other party is not in compliance with any condition precedent and such non-compliance is not waived. In such a case, the non-compliant party will be subject to a penalty equal to the product of (i) the total amount of potash that is expected to be supplied and purchased during the three-year period following the date of termination, and (ii) the average price charged by the Company for its potash product during the period of up to three years prior to the date of termination. The Amaggi Offtake Agreement may also be terminated without penalty (i) by either party in the event of, among other things, bankruptcy, judicial or extrajudicial recovery, or insolvency of the other party, or (ii) by the Company if the Company abandons the Autazes Project prior to the commencement of any commercial potash production.

In September 2022, the Company entered into a distribution and marketing agreement (the “Amaggi Distribution and Marketing Agreement”) with Amaggi, pursuant to which Amaggi has the exclusive right to distribute and market, and provide certain advisory services to the Company with respect to, potash product that the Company will produce at the Autazes Project, subject to certain exceptions. Under the Amaggi Distribution and Marketing Agreement, Amaggi will be entitled to a commission that will be calculated based on the gross sales value of the potash marketed and distributed by Amaggi, provided that, to the extent the Company makes any sales of the Company's potash to any third parties without the assistance of Amaggi, the Company will pay to Amaggi an agreed-upon percentage of the gross value of such other sales of the Company's potash. The term of the Amaggi Distribution and Marketing Agreement is 15 years commencing upon the start of commercial potash production at the Autazes Project. The Amaggi Distribution and Marketing Agreement may be terminated by either party in the event of, among other things, a (i) material breach by the other party of its obligations under the Amaggi Distribution and Marketing Agreement, which breach is not cured within 15 days of notice of such breach, or (ii) bankruptcy, judicial or extrajudicial court reorganization or insolvency of the other party. In addition, Amaggi may

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

unilaterally terminate the Amaggi Distribution and Marketing Agreement if the Company undergoes a corporate reorganization without Amaggi’s prior approval, or the Company is in breach of certain representations related to human and labor rights and environmental laws. Furthermore, the Company may unilaterally terminate the Amaggi Distribution and Marketing Agreement in the event of a serious environmental default caused by Amaggi.

In September 2022, the Company entered into a shipping agreement (the “Hermasa Shipping Agreement”) with Hermasa Navegação da Amazônia Ltda. (“Hermasa”), pursuant to which, Hermasa will transport, ship and deliver the Company's potash product that the Company will produce at the Autazes Project to ports located in various locations throughout Brazil. Under the Hermasa Shipping Agreement, Hermasa has the exclusive right to transport the Company's potash to ports located in Miritituba and Porto Velho, and has a first right of refusal to transport the Company's potash to all other ports in Brazil. Under the Hermasa Shipping Agreement, the Company is obligated to provide for delivery, and Hermasa is obligated to transport, ship and deliver, a certain minimum quantity of potash each year during the term of the Hermasa Shipping Agreement, which minimum quantity will range between approximately 2.2 to 3.0 million tons of potash following a four-year ramp-up period. Failure by the Company to provide, or Hermasa’s failure to transport, the minimum quantity of potash will result in a penalty to the Company or Hermasa, as applicable. The Company will pay Hermasa a delivery fee of a fixed rate per metric ton of potash delivered, subject to a monthly adjustment for fuel prices and an annual adjustment for inflation. The term of the Hermasa Shipping Agreement is 15 years commencing immediately after a six-month trial period. The Hermasa Shipping Agreement may be terminated by either party in the event of, among other things, a (i) material breach by the other party of its obligations under of the Hermasa Shipping Agreement , which breach is not cured within 15 days of notice of such breach, or (ii) bankruptcy, judicial or extrajudicial court reorganization or insolvency of the other party. In addition, Hermasa may unilaterally terminate the Hermasa Shipping Agreement if the Company undergoes a corporate reorganization without Hermasa’s prior approval, or the Company is in breach of certain of our representations related to licenses and permits or commercial production at the Autazes Project. Furthermore, the Company may unilaterally terminate the Hermasa Shipping Agreement if Hermasa is in breach of certain of its representations related to licenses and permits or of its indemnification obligations to us.

On November 1, 2024, the Company and its Subsidiary entered into an option agreement (the “Option Agreement”) with Franco-Nevada Corporation (“Franco Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option (the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the MOP the Company will produce and sell from the Autazes Property (the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by the Subsidiary or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement. The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (cost and freight Brazil). Following the exercise by Franco-Nevada of the Option pursuant to the Option Agreement and subject to the conditions precedent described below, the Royalty Purchase Price will be paid by Franco-Nevada, if and when the Company has obtained full financing of project costs to achieve a minimum rate of potash production at the Autazes Project (as set forth in the Option Agreement), in quarterly installments pro rata with other sources of financing. The Royalty Purchase Price will only be used by the Company to fund costs for the construction and operation of the Autazes Project. Franco- Nevada is not obligated to pay any portion of the Royalty Purchase Price until certain conditions precedent are satisfied or waived, including, among others, (a) the Company’s Subsidiary and its affiliates, Franco-Nevada, and each third-party lender providing financing for the Autazes Project entering into an intercreditor agreement; (b) receipt of all necessary regulatory and material third-party approvals and consents for the Autazes Project; and (c) the Subsidiary providing Franco-Nevada evidence of the continued availability of financing for the Autazes Project (including completed equity financings representing at least 30% of the total costs to achieve a minimum rate of potash production at the Autazes Project, as set forth in the Option Agreement). Franco Nevado is also a shareholder of the Company.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

On November 13, 2024, a supplier of the Company filed a statement of claim in the Ontario Superior Court of Justice in the amount of $367,080. As at December 31, 2025, the Company has not recorded this amount in these consolidated financial statements as it believes the claim is without merit.

On August 20, 2025, the Company announced the execution of a definitive commercial offtake agreement between its Subsidiary, and Keytrade Fertilizantes Brasil Ltda. ("Keytrade"), the Brazilian subsidiary of Keytrade AG, one of the world's leading fertilizer trading companies. The binding agreement (the “Agreement”) establishes a 10-year take-or-pay commitment for Keytrade to purchase up to ~900,000 tons of potash annually from the Autazes Potash Project.

On October 28, 2025, the Company entered into our third commercial offtake agreement between Potássio do Brasil Ltda., a wholly-owned subsidiary of the Company, and Kimia Solutions Ltda. ("Kimia"), part of Bulkfertz, a Brazilian fertilizer trading and distribution company established in 1978 by Nelson Moreno. The binding agreement (the "Agreement") establishes a 10-year take-or-pay commitment for Kimia to purchase up to 704,000 tons of potash annually from the Autazes Potash Project at market prices. The agreement terms are Kimia agreed to purchase between 23% to 32% of Brazil Potash's annual potash production, up to a maximum of 704,000 tons per year, on a take-or-pay basis. The Agreement has a 10-year term, aligning project financing requirements and ensuring long-term revenue visibility and stability. Kimia’s offtake obligations will commence upon the start of production and scale proportionally during the ramp-up period to full production capacity. The Agreement permits Brazil Potash to assign future payment rights to financial institutions for project financing purposes. Once commercial production of potash commences, the Company will be required to pay financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral) in the form of a royalty (which we refer to as the “Mining Royalty”), currently at a rate of 2% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, including the Brazilian National Mining Agency and other environmental agencies, as determined by Brazilian law and regulations. Additionally, we will be required to pay a royalty equal to 50% of the Mining Royalty to the owners of any land not owned by our Company or Potássio do Brasil Ltda.

21. Subsequent events

On January 5, 2026, the Company issued 191,326 common shares, with a grant date fair value of $375,000, as consideration for the execution and delivery of the ELOC with Alumni Capital. See Note 13.

Subsequent to December 31, 2025, the Company issued 25,000 common shares of the Company for DSU exercises and 187,500 common shares of the Company for RSU exercises.