Form 20-F/A
period 2025-12-31
Brazil Potash Corp.
filed 2026-04-07
CIK 1472326

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM
20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from

to

Commission File No.:
001-42423

BRAZIL POTASH CORP.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Ontario, Canada	198 Davenport Road Toronto , Ontario, Canada Tel: +1 (416) 309-2963
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒
Auditor firm Id: 1930, Auditor name: MNP LLP, Auditor location: Mississauga, Canada

EXPLANATORY NOTE
This Amendment No. 1 on Form
20-F/A
(the “Amended Annual Report”) amends the Annual Report on Form
20-F
of Brazil Potash Corp. (the “Company” or “we”) for the year ended December 31, 2025 (the “Original Form
20-F”),
filed on March 23, 2026, with the Securities and Exchange Commission (the “SEC”). The only changes made to the Original Form
20-F
are to revise the Exhibit Table to include the consent of the Company’s independent registered public accounting firm and the consents of third-party qualified persons on Exhibits 23.1, 23.2, and 23.3, which were erroneously omitted from the previous filing.
Except as noted above, the Company has not modified, or updated disclosures presented in this Amended Annual Report. Accordingly, the Amended Annual Report does not reflect events occurring after the Original Form
20-F
or modify or update those disclosures affected by subsequent events.

TABLE OF CONTENTS

PART III

ITEM 19.	EXHIBITS.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Articles of Incorporation of Brazil Potash Corp. (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

1.2	Articles of Amendment (to Articles of Incorporation) of Brazil Potash Corp., dated October 18, 2024 (included as Exhibit 3.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporate herein by reference).

1.3	Bylaws of Brazil Potash Corp. (included as Exhibit 3.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporate herein by reference).

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Exchange Act (inculded as Exhibit 2.1 to our Form 20-F filed with the SEC on March 28, 2025, and incorporated herein by reference).

2.2	For of Common Warrant (included as Exhibit 4.1 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

2.3	Form of Pre-Funded Warrant (included as Exhibit 4.2 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.1†	Independent Contractor Agreement, dated as of October 1, 2009, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.2†	Amendment to Independent Contractor Agreement, dated as of September 1, 2011, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.3†	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.4†	Amendment to Independent Contractor Agreement, dated as of September 11, 2024, between Brazil Potash Corp. and Forbes & Manhattan, Inc. (included as Exhibit 10.12 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.5†	Independent Contractor Agreement, dated as of January 1, 2014, between Brazil Potash Corp. and Neil Said (included as Exhibit 10.13 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.6†	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Neil Said (included as Exhibit 10.14 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.7†	Amendment to Independent Contractor Agreement, dated as of January 16, 2025, between Brazil Potash Corp. and Neil Said (included as Exhibit 4.7 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

4.8†	Independent Contractor Agreement, dated as of August 1, 2014, between Brazil Potash Corp. and Ryan Ptolemy (included as Exhibit 10.15 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.9†	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Ryan Ptolemy (included as Exhibit 10.16 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.10†	Amendment to Independent Contractor Agreement, dated as of January 16, 2025, between Brazil Potash Corp. and Ryan Ptolemy (included as Exhibit 4.10 to our Form 20-F filed with the Securities and Exchange commission on March 28, 2025, and incorporated herein by reference).

4.11†	Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Iron Strike Inc. (included as Exhibit 10.17 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.12†	Service Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. [English translation] (included as Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.13	Loan Agreement, dated as of June 15, 2020, between Brazil Potash Corp. and 2227929 Ontario Inc. (included as Exhibit 10.19 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.14	Maturity Date Extension, dated December 17, 2020, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc. (included as Exhibit 10.20 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.15	Maturity Date Extension, dated September 30, 2021, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc. (included as Exhibit 10.21 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.16	Loan Agreement, dated as of July 2, 2020, between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.22 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.17	Maturity Date Extension, dated February 9, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.23 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.18	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.24 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.19	Loan Agreement, dated as of April 1, 2021, between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.25 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.20	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.26 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.21	Loan Agreement, dated as of August 4, 2021, between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.27 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.22	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc. (included as Exhibit 10.28 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.23	Loan Agreement, dated as of October 22, 2020, between Brazil Potash Corp. and Sulliden Mining Capital Inc. (included as Exhibit 10.29 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.24	Maturity Date Extension, dated February 10, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc. (included as Exhibit 10.30 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.25	Maturity Date Extension, dated September 30, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc. (included as Exhibit 10.31 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.26	Loan Agreement, dated as of February 26, 2021, between Brazil Potash Corp. and Greenway Investments International Ltd. (included as Exhibit 10.32 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.27	Maturity Date Extension, dated September 30, 2021, between Greenway Investments International Ltd. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Greenway Investments International Ltd. (included as Exhibit 10.33 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.28	Loan Agreement, dated as of May 5, 2021, between Brazil Potash Corp. and Newdene Gold Inc. (included as Exhibit 10.34 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.29	Maturity Date Extension, dated September 30, 2021, between Newdene Gold Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Newdene Gold Inc. (included as Exhibit 10.35 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.30+	Offtake Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação e Importação Ltda. [English translation] (included as Exhibit 10.36 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.31+	Distribution and Marketing Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação e Importação Ltda. [English translation] (included as Exhibit 10.37 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.32+	Shipping Agreement, dated as of September 30, 2022, between Potássio do Brasil Ltda. and Hermasa Navegação da Amazônia Ltda. [English translation] (included as Exhibit 10.38 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.33	Form of Contract for Assignment of Possessory Rights over the Property and Other Covenants, between assignor and Potássio do Brasil Ltda., as assignee [English translation] (included as Exhibit 10.39 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.34	Form of Lease Agreement for rural land, between lessor and Potássio do Brasil Ltda., as lessee [English translation] (included as Exhibit 10.40 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.35+	Option Agreement, dated as of November 1, 2024, among Franco-Nevada Corporation (as option holder), Potássio do Brasil Ltda. (as grantor), and Brazil Potash Corp. (included as Exhibit 10.41 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.36	Form of Underwriters’ Warrants (included as Exhibit 4.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.37†	Stock Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.38†	Form of Stock Option Agreement (included as Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.39†	Consulting Agreement, effective January 9, 2025, between Brazil Potash Corp. and Mayo Schmidt, Trustee of the MMS Trust, Dated April 18, 2024 (included as exhibit 4.39 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

4.40†	2024 Incentive Compensation Plan (included as Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.41†	Amended and Restated Deferred Share Unit Plan (included as Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.42	Form of Indemnity Agreement between Brazil Potash Corp. and each of its directors and executives (included as Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

4.43	Any Market Purchase Agreement, dated May 1, 2025 (included as Exhibit 10.1 to our Form 6-K filed with the Securites and Exchange Commission on May 6, 2025, and incorporated herein by reference).

4.44	Take or Pay Contract between Potassio do Brasil Ltda. and Keytrade Fertilizantes Brasil Ltda., dated August 20, 2025 (included as Exhibit 10.1 to Form 6-K filed with the Securities and Exchange Commission on August 26, 2025, and incorporated herein by reference).

4.45	Form of Securities Purchase Agreement, dated October 17, 2025 (included as Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.46	Form of Lock-Up Agreement (included as Exhibit 10.2 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.47	Form of Registration Rights Agreement, dated October 17, 2025 (included as Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on October 23, 2025, and incorporated herein by reference).

4.48	Take or Pay Contract between Potassio do Brasil Ltda. and Kimia Solutions Ltda., dated October 28, 2025 (included as Exhibit 10.1 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2025, and incorporated herein by reference).

8.1	List of subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

11.1	Amended and Restated Insider Trading Policy (included as Exhibit 11.1 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

23.1*	Consent of independent registered public accounting firm – MNP LLP

23.2*	Consent of third-party qualified person—ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH

23.3*	Consent of third-party qualified person—L&M Assessoria

96.1	Technical Report Summary of the Autazes Potash Project-Pre-Feasibility Study (included as Exhibit 96.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 25, 2024, and incorporated herein by reference).

97.1	Executive Officer Clawback Policy(included as Exhibit 97.1 to our Form 20-F filed with the Securities and Exchange Commission on March 28, 2025, and incorporated herein by reference).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
†	Management contract or compensatory plan or arrangement.
+	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report filed on its behalf.

BRAZIL POTASH CORP.
Date: April 7, 2026	By:	/s/ Matthew Simpson
Matthew Simpson
Chief Executive Officer